1933 Act Registration No.

 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 1997

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

      Pre-Effective Amendment No. ___                          [ ]
      Post-Effective Amendment No. ___                         [ ]
                        (Check appropriate box or boxes)

                Exact name of Registrant as Specified in Charter:

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                         Area Code and Telephone Number:

                                 (610) 254-1924

                     Address of Principal Executive Offices:

                            Oaks, Pennsylvania 19456

                     Name and Address of Agent for Service:

                                  David G. Lee
                           c/o SEI Investments Company
                            Oaks, Pennsylvania 19456

                                   COPIES TO:

           Kathryn L. Stanton, Esq.             Kathleen L. Prudhomme, Esq.
           SEI Investments Company              Dorsey & Whitney LLP
           Oaks, Pennsylvania 19456             220 South Sixth Street
                                                Minneapolis, Minnesota 55402





  It is proposed that this filing become effective on September 7, 1997
                  (30 days after filing) pursuant to Rule 488.

 ------------------------------------------------------------------------------

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. Registrant is filing as an exhibit to this Registration Statement a copy of its earlier declaration under Rule 24f-2. Registrant filed its Rule 24f-2 Notice on November 25, 1996 for its fiscal year ended September 30, 1996.

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                       REGISTRATION STATEMENT ON FORM N-14

                              CROSS REFERENCE SHEET

                          (AS REQUIRED BY RULE 481(a))

PART A OF FORM N-14                                                          PROSPECTUS/PROXY STATEMENT CAPTION

1.   Beginning of Registration Statement
     and Outside Front Cover Page of Prospectus ........... Cross Reference Sheet and Cover Page
2.   Beginning and Outside Back Cover Page
     of Prospectus......................................... Table of Contents
3.   Fee Table, Synopsis Information and
     Risk Factors ......................................... Summary; Principal Risk Factors; Appendix V; Appendix VII
4.   Information about the Transaction..................... Summary; Information Relating to the Interim Advisory Agreement;
                                                            Information Relating to the Proposed Reorganization; Comparison of
                                                            FAIF and Qualivest
5.   Information about the Registrant...................... Inside Front Cover (Incorporation by Reference); Comparison of FAIF
                                                            and Qualivest; Additional Information about FAIF; Appendix IV;
                                                            Appendix VIII; Appendix IX
6.   Information about the Company Being
     Acquired.............................................. Inside Front Cover (Incorporation by Reference); Comparison of FAIF
                                                            and Qualivest Additional Information about Qualivest; Appendix IV
7.   Voting Information.................................... Summary; Information about the Reorganization; Information Relating to Voting Matters
8.   Interest of Certain Persons and Experts............... Information Relating to Voting Matters
9.   Additional Information................................ Not Applicable

PART B OF FORM N-14                                                         STATEMENT OF ADDITIONAL INFORMATION CAPTION

10.  Cover Page............................................ Cover Page
11.  Table of Contents..................................... Not Applicable
12.  Additional Information about the Registrant........... Cover Page (Incorporation by Reference); Appendix A to Statement of
                                                            Additional Information
13.  Additional Information about the Company
     Being Acquired........................................ Cover Page (Incorporation by Reference)
14.  Financial Statements.................................. Cover Page (Incorporation by Reference); Pro Forma Financal Statements

PART C OF FORM N-14

Information required to be included in Part C is set forth under the appropriate item in Part C of this Registration Statement.


                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                       REGISTRATION STATEMENT ON FORM N-14

                                     PART A

                               PRESIDENT'S LETTER

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           PROSPECTUS/PROXY STATEMENT

                               QUALIVEST FUNDS
                              3435 STELZER ROAD
                          COLUMBUS, OHIO 43219-3035

                                __________, 1997

Dear Qualivest Shareholder:

On behalf of the Board of Trustees of Qualivest Funds ("Qualivest"), we are pleased to invite you to a special meeting of shareholders on _______, 1997 (the "Meeting"), that has been called to consider matters that are important to you. At the Meeting, you will be asked to consider (1) the approval of an interim advisory agreement with First Bank National Association ("FBNA"), which became effective on August 1, 1997 (when U.S. Bancorp merged with First Bank System, Inc., as discussed below), and (2) a proposed reorganization of six funds of Qualivest (the "Qualivest Portfolios") into six corresponding funds of First American Investment Funds, Inc. ("FAIF") (the "FAIF Funds"). FBNA currently acts as the investment adviser to the FAIF Funds.

As a result of the merger of U.S. Bancorp and First Bank System, Inc., representatives of U.S. Bancorp and First Bank System, Inc. recommended to the Board of Trustees of Qualivest that the Trustees consider and approve combining the Qualivest Portfolios with the FAIF Funds. This recommendation was made because the representatives of the two banking institutions believed that combining the Qualivest Portfolios and FAIF Funds would offer a number of potential benefits to the shareholders of the two mutual fund groups.

QUALIVEST'S BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE TO APPROVE BOTH THE INTERIM ADVISORY AGREEMENT AND THE PROPOSED REORGANIZATION.

BACKGROUND. On August 1, 1997, U.S. Bancorp, the ultimate parent company of Qualivest Capital Management, Inc. ("Qualivest Capital"), merged with First Bank System, Inc. ("FBS"), the parent company of FBNA, and the name of FBS was changed to U.S. Bancorp. By law, this merger resulted in the automatic termination of the Qualivest Portfolios' then current investment advisory agreement with Qualivest Capital. Because a number of portfolio managers for the Qualivest Portfolios were expected to leave the employ of Qualivest Capital as a result of the merger, Qualivest's Board of Trustees approved the interim investment advisory agreement with FBNA, effective August 1, 1997, in order to provide, to the extent practicable, continuity of management and to avoid harm to the Qualivest Portfolios. At the upcoming meeting, you will be asked to ratify and approve this interim advisory agreement, including the receipt of investment advisory fees by FBNA for the period from August 1, 1997 forward.

In addition, at the upcoming meeting, you will be asked to approve a reorganization of your Qualivest Portfolio into a corresponding FAIF Fund. Each FAIF Fund is a series of FAIF, an open-end investment company advised by FBNA. If required approvals are obtained, the Qualivest Portfolios are expected to be reorganized into the corresponding FAIF Funds on or about November 28, 1997, when your Qualivest Portfolio shares will be exchanged for shares of the corresponding FAIF Fund of equal value. Shareholders of the seven other investment portfolios of Qualivest (U.S. Treasury Money Market Fund, Money Market Fund, Tax-Free Money Market Fund, Allocated Conservative Fund, Allocated Balanced Fund, Allocated Growth Fund and Allocated Aggressive Fund), are being asked to approve the reorganizations of such portfolios into investment portfolios of First American Funds, Inc. or First American Strategy Funds, Inc. These proposed reorganizations are covered by two additional sets of proxy materials. The reorganization that you are being asked to approve should benefit shareholders by:

     * facilitating investment management, administration and marketing by combining the Qualivest Portfolios and the FAIF Funds;

     *    improving efficiency, including the potential for economies of scale;

     *    eliminating duplicative shareholder costs; and

     * making available to shareholders a greater number of investment portfolio options.

In considering these matters, you should note:

     *    IDENTICAL TERMS AND FEES

          The terms of the interim advisory agreement with FBNA are substantially identical to the terms of the Qualivest Portfolios' previous advisory agreement with Qualivest Capital. The fee rates are unchanged.

     *    SIMILAR OBJECTIVES AND POLICIES

          Two of the six Qualivest Portfolios will merge into new FAIF Funds that have been created for purposes of the merger, and the remaining four Qualivest Portfolios will merge into operating FAIF Funds. The objectives and policies of each FAIF Fund are generally similar to those of its corresponding Qualivest Portfolio. There are some differences, however, which are discussed in the enclosed Combined Proxy Statement/Prospectus, and you should consider these differences carefully.

     *    SIMILAR ACCESS ARRANGEMENTS

          You will enjoy access to the FAIF Funds through distribution, transaction and shareholder servicing arrangements that are substantially similar to the Qualivest Portfolios' current arrangements.

     *    SAME VALUE OF SHARES

          The total value of the FAIF Fund shares that you receive in the reorganization will be the same as the total value of the Qualivest Portfolio shares that you hold immediately before the reorganization.

     *    LOWER OPERATING EXPENSE RATIOS

          The annual fund operating expense ratio (after waivers) for the corresponding FAIF Fund after the reorganization is expected to be less than the annual fund operating expense ratio of your Qualivest Portfolio through at least September 30, 1998, except for Class A and Class Y shares of Diversified Bond Fund.

The formal Notice of Special Meeting, a Combined Proxy Statement/Prospectus and a Proxy Ballot are enclosed. If you own shares in more than one Qualivest Portfolio, more than one Proxy Ballot accompanies these proxy materials. You will receive additional proxy materials if you are a shareholder of one or more of the seven other investment portfolios of Qualivest.

YOUR VOTE IS VERY IMPORTANT TO US. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY BALLOT PROMPTLY, USING THE ENCLOSED POSTAGE-PAID ENVELOPE.

The interim investment advisory arrangements with FBNA, the proposed reorganization and the reasons for the Qualivest Board of Trustees' recommendation are discussed in detail in the enclosed materials, which you should read carefully. If you have any questions about the new investment advisory arrangements or the reorganization, please do not hesitate to call ________________ toll free at 1-800-___-_____.


                               Very truly yours,

                               Irimga McKay
                               President

                               QUALIVEST FUNDS
                              3435 STELZER ROAD
                          COLUMBUS, OHIO 43219-3035
                    NOTICE OF SPECIAL SHAREHOLDERS MEETING

                         TO BE HELD ON ___________, 1997



NOTICE IS HEREBY GIVEN THAT a Special Meeting of the Shareholders of Small Companies Value Fund, Large Companies Value Fund, Optimized Stock Fund, Intermediate Bond Fund, Diversified Bond Fund and International Opportunities Fund (each a "Qualivest Portfolio"), series of QUALIVEST FUNDS ("Qualivest"), will be held at the offices of ____________ on ____________ , 1997, at ______
A.M.

        Time for the purpose of considering and voting upon:




1. A proposal to ratify and approve an interim investment advisory agreement between Qualivest, on behalf of each Qualivest Portfolio, and First Bank National Association ("FBNA"), and the receipt of investment advisory fees by FBNA for the period from August 1, 1997 forward.

2. A proposal to approve an Agreement and Plan of Reorganization providing for the transfer of the assets and liabilities of each Qualivest Portfolio to a corresponding fund of First American Investment Funds, Inc. ("FAIF") in exchange for shares of designated classes of the corresponding FAIF fund.

3. Such other business as may properly come before the Special Meeting or any adjournment(s).

The proposals are described in the attached Combined Proxy
Statement/Prospectus. YOUR TRUSTEES RECOMMEND THAT YOU VOTE IN FAVOR OF EACH OF THESE PROPOSALS.

Shareholders of record as of the close of business on _____________ , 1997 are entitled to notice of, and to vote at, the Special Meeting or any adjournment(s) thereof.

SHAREHOLDERS ARE REQUESTED TO MARK, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE THE ACCOMPANYING PROXY CARD, WHICH IS BEING SOLICITED BY THE QUALIVEST BOARD OF TRUSTEES. THIS IS IMPORTANT TO ENSURE A QUORUM AT THE MEETING. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY SUBMITTING TO QUALIVEST A WRITTEN NOTICE OF REVOCATION OR A SUBSEQUENTLY EXECUTED PROXY OR BY ATTENDING THE MEETING AND VOTING IN PERSON. HOWEVER, ATTENDANCE AT THE MEETING WILL NOT BY ITSELF SERVE TO REVOKE A PROXY.

                               Gregory T. Maddox
                               Secretary

_________, 1997

                     COMBINED PROXY STATEMENT/PROSPECTUS
                            DATED ____________, 1997

                               QUALIVEST FUNDS
                              3435 STELZER ROAD
                          COLUMBUS, OHIO 43219-3035
                                1-800-743-8637

                    FIRST AMERICAN INVESTMENT FUNDS, INC.
                           OAKS, PENNSYLVANIA 19456
                                1-800-637-2548

This Combined Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Trustees of Qualivest Funds ("Qualivest") in connection with a Special Meeting of Shareholders of Small Companies Value Fund, Large Companies Value Fund, Optimized Stock Fund, Intermediate Bond Fund, Diversified Bond Fund and International Opportunities Fund (the "Qualivest Portfolios" or the Portfolios") to be held at ______ A.M. Time on __________, 1997 at the offices of __________________. At the meeting, shareholders will be asked (i) to ratify and approve an interim investment advisory agreement with First Bank National Association ("FBNA") and the receipt of investment advisory fees by FBNA for the period from August 1, 1997 forward, and (ii) to approve a proposed Agreement and Plan of Reorganization dated _______________, 1997 (the "Reorganization Agreement") between Qualivest and First American Investment Funds, Inc. ("FAIF"). Copies of the interim investment advisory agreement and the Reorganization Agreement are attached as Appendices I and III, respectively.

Qualivest and FAIF are open-end management investment companies (mutual funds) that offer their shares in a number of different investment portfolios, or "funds." The Reorganization Agreement provides for the transfer of the assets and liabilities of the six Qualivest Portfolios to corresponding investment portfolios of FAIF (the "FAIF Funds" or the "Funds") in exchange for shares of designated classes of the FAIF Funds having an equal aggregate value (the "Reorganization"). As a result of the Reorganization, shareholders of the Qualivest Portfolios will become shareholders of the FAIF Funds. Table I, under "Information Relating to the Proposed Reorganization -- Description of the Reorganization Agreement," shows each class of each Qualivest Portfolio and the corresponding class of each corresponding FAIF Fund. It also has been proposed that the seven other investment portfolios of Qualivest (U.S. Treasury Money Market Fund, Money Market Fund, Tax-Free Money Market Fund, Allocated Conservative Fund, Allocated Balanced Fund, Allocated Growth Fund and Allocated Aggressive Fund) be reorganized into investment portfolios of First American Funds, Inc. or First American Strategy Funds, Inc. These proposed reorganizations are not covered by this Combined Proxy Statement/Prospectus.

This Combined Proxy Statement/Prospectus sets forth concisely the information that a Qualivest Portfolio shareholder should know before voting, and should be retained for future reference. For shareholders of the Qualivest Portfolios that will be reorganized into the FAIF Stock Fund, Equity Index Fund, Intermediate Term Income Fund and Fixed Income Fund (the "Existing FAIF Funds"), this Combined Proxy Statement/Prospectus is accompanied by the following additional documents: (i) the 1996 Annual Report(s) and the 1996 Semi-Annual Report(s) for the Existing FAIF Funds and (ii) the current Prospectus(es) for the Existing FAIF Funds, each dated January 31, 1997, as supplemented through the date hereof. There are no Annual or Semi-Annual Reports or Prospectuses for the other two FAIF Funds (the "New FAIF Funds"), which have been created for purposes of the reorganization and have not yet commenced operations. However, information regarding the New FAIF Funds is set forth in the preliminary prospectuses for the Class A and Class B shares and for the Institutional Class shares, which are attached hereto as Appendix VIII and Appendix IX, respectively. Additional information relating to this Combined Proxy Statement/Prospectus is set forth in the Statement of Additional Information, dated the date hereof, which is incorporated herein by reference, and in the Prospectuses dated December 1, 1996, as supplemented through the date hereof, for the Qualivest Portfolios. Each of these documents is on file with the Securities and Exchange Commission (the "SEC"), and is available without charge by calling or writing Qualivest or FAIF at the respective telephone numbers or addresses stated above. The information contained in the Existing FAIF Fund Prospectuses and the Prospectuses for the Qualivest Portfolios is incorporated by reference into this Combined Proxy Statement/Prospectus.



This Combined Proxy Statement/Prospectus is expected to be first sent to shareholders on or about ____________ , 1997.



THE SECURITIES OF THE FAIF FUNDS OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROXY
STATEMENT/PROSPECTUS AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY QUALIVEST, FAIF OR THEIR RESPECTIVE ADVISERS AND DISTRIBUTORS.

SHARES OF QUALIVEST AND FAIF ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, FIRST BANK NATIONAL ASSOCIATION, UNITED STATES NATIONAL BANK OF OREGON OR ANY OTHER BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                               TABLE OF CONTENTS


SUMMARY ........................................................................   5
  Interim Advisory Agreement ...................................................   5
  Qualivest Board Considerations ...............................................   6
  Proposed Reorganization ......................................................   6
  Overview of FAIF and Qualivest ...............................................   6
  Qualivest and FAIF Board Considerations ......................................   8
  Voting Information ...........................................................   8
PRINCIPAL RISK FACTORS .........................................................   8
  Common Risks .................................................................   8
  Differing Risks of Certain Qualivest Portfolios and FAIF Funds ...............  10
INFORMATION RELATING TO THE INTERIM ADVISORY AGREEMENT .........................  11
  The Merger of U.S. Bancorp into First Bank System, Inc. ......................  11
  The Interim Advisory Agreement ...............................................  11
  Information About FBNA .......................................................  13
  Payments to FBNA Affiliates ..................................................  13
  Affiliated Broker Commissions ................................................  14
  Section 15(f) of the 1940 Act ................................................  14
  Approval of Qualivest's Board of Trustees ....................................  14
INFORMATION RELATING TO THE PROPOSED REORGANIZATION ............................  15
  Description of the Reorganization Agreement ..................................  15
  Table I -- Portfolios and Corresponding Funds ................................  16
  Qualivest Board Considerations ...............................................  17
  Capitalization ...............................................................  18
  Table II -- Pro Forma Capitalization Table (as of June 30, 1997) .............  19
  Federal Income Tax Treatment .................................................  21
COMPARISON OF FAIF AND QUALIVEST ...............................................  21
  Investment Objectives and Policies ...........................................  21
  Investment Advisory Fees and Total Expense Ratios ............................  21
  Table III -- Investment Advisory and Total Expense Information ...............  22
  FAIF Funds' Investment Advisory Agreement ....................................  23
  Information About FBNA and Other Service Providers ...........................  23
  Share Structure ..............................................................  23
  Distribution Plans ...........................................................  24
  Shareholder Transactions and Services ........................................  25
INFORMATION RELATING TO VOTING MATTERS .........................................  26
  General Information ..........................................................  26
  Shareholder and Board Approvals ..............................................  27
  Table IV(A) -- Qualivest Portfolios -- 5% Ownership as of            , 1997 ..  28
  Table IV(B) -- FAIF Funds -- 5% Ownership as of            , 1997 ............  28
  Quorum .......................................................................  28
  Annual Meetings ..............................................................  28
  Interests of Certain Persons .................................................  29
ADDITIONAL INFORMATION ABOUT FAIF ..............................................  29
ADDITIONAL INFORMATION ABOUT QUALIVEST .........................................  29
FINANCIAL STATEMENTS ...........................................................  29
OTHER BUSINESS .................................................................  30
SHAREHOLDER INQUIRIES ..........................................................  30

 APPENDICES I    --   INTERIM FIRST BANK NATIONAL ASSOCIATION INVESTMENT
                      ADVISORY AGREEMENT

           II    --   PRINCIPAL EXECUTIVE OFFICER AND DIRECTORS OF FIRST BANK
                      NATIONAL ASSOCIATION

          III    --   AGREEMENT AND PLAN OF REORGANIZATION

           IV    --   COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND
                      RESTRICTIONS

            V    --   EXPENSE SUMMARIES

           VI    --   COMPARISON OF QUALIVEST AND FAIF ADVISORY AGREEMENTS

          VII    --   SHAREHOLDER TRANSACTIONS AND SERVICES

         VIII    --   PRELIMINARY PROSPECTUS OF NEW FAIF FUNDS -- RETAIL CLASS
                      SHARES

           IX    --   PRELIMINARY PROSPECTUS OF NEW FAIF FUNDS -- INSTITUTIONAL
                      CLASS SHARES

                                   SUMMARY

The following is a summary of certain information relating to the interim investment advisory agreement and the proposed Reorganization, and is qualified by reference to the more complete information contained elsewhere in this Combined Proxy Statement/Prospectus, the Prospectuses and Statements of Additional Information of the Qualivest Portfolios and the FAIF Funds, and the Appendices attached hereto.

INTERIM ADVISORY AGREEMENT. On August 1, 1997, pursuant to an Agreement and Plan of Merger, U.S. Bancorp merged with and into First Bank System, Inc. ("FBS") and the name of FBS was changed to U.S. Bancorp ("New U.S. Bancorp") (the "Holding Company Merger"). As a result of the Holding Company Merger, Qualivest Capital Management, Inc. ("Qualivest Capital"), the investment adviser to the Qualivest Portfolios at that time, became an indirect wholly-owned subsidiary of New U.S. Bancorp. In accordance with the terms of the then current investment advisory agreement between Qualivest Capital and Qualivest, on behalf of the Qualivest Portfolios (the "Old Advisory Agreement"), and consistent with the requirements of the Investment Company Act of 1940, as amended (the "1940 Act"), this change in control of Qualivest Capital resulted in the automatic and immediate termination of the Old Advisory Agreement.

To better ensure that the Holding Company Merger and this automatic termination would not disrupt the investment advisory services provided to the Qualivest Portfolios, Qualivest, Qualivest Capital and FBNA obtained an exemptive order from the SEC (the "Order") permitting FBNA to act as investment adviser to the Qualivest Portfolios after the termination of the Old Advisory Agreement, but prior to obtaining shareholder approval, under a new, interim investment advisory agreement with Qualivest on behalf of the Portfolios (the "Interim Advisory Agreement"). In accordance with the Order, the Interim Advisory Agreement is subject to ratification and approval by the shareholders of the Qualivest Portfolios at a meeting to be held within 120 days after August 1, 1997 (the "Interim Period").

The Trustees of Qualivest now are proposing that the shareholders of each Qualivest Portfolio ratify and approve the Interim Advisory Agreement. The Interim Advisory Agreement became effective on August 1, 1997, the effective date of the Holding Company Merger. Pending the ratification and approval of the Interim Advisory Agreement, all fees payable under the Agreement are being held in escrow. Any escrowed fees relating to a Qualivest Portfolio will be received by FBNA only if the Interim Advisory Agreement is ratified and approved by the shareholders of such Qualivest Portfolio.

The terms of the Interim Advisory Agreement are substantially identical to the terms of the Old Advisory Agreement, except for (i) the change in the investment adviser, (ii) the effective date, (iii) the termination date, and (iv) inclusion of a provision requiring that all fees payable by each Qualivest Portfolio under the Interim Advisory Agreement be held in escrow until the Agreement is approved by such Portfolio's shareholders. The advisory fee rates payable under the Interim Advisory Agreement are identical to those previously payable under the Old Advisory Agreement. A description of FBNA, the Interim Advisory Agreement and the services provided by FBNA thereunder is set forth below under the heading "Information Relating to the Interim Advisory Agreement." A copy of the Interim Advisory Agreement is attached to this Combined Proxy Statement/Prospectus as Appendix I. The description of the Interim Advisory Agreement is qualified in its entirety by reference to the copy of the Interim Advisory Agreement attached hereto.

If ratified and approved, the Interim Advisory Agreement will continue in effect with respect to the Qualivest Portfolios either (i) for successive one year terms, subject to certain annual approval requirements, or (ii) until the Reorganization is completed (which, subject to various conditions described herein, is expected to occur on or about November 21, 1997) (the "Closing"), whichever occurs earlier. It is expected that after the Closing, FBNA will serve as investment adviser to each of the FAIF Funds. In the event that the Interim Advisory Agreement is not ratified and approved with respect to a Qualivest Portfolio, the fees held in escrow with respect to that Portfolio will be returned to the Portfolio, and Qualivest's Board of Trustees will consider what actions should be taken with respect to management of the assets of the Qualivest Portfolio until a new investment advisory agreement is approved by the shareholders of the Portfolio or the Reorganization occurs.

QUALIVEST BOARD CONSIDERATIONS. In approving the Interim Advisory Agreement and recommending its ratification and approval to the shareholders of the Qualivest Portfolios, Qualivest's Board of Trustees reviewed the qualifications of FBNA to serve as investment adviser to the Qualivest Portfolios and considered that a number of portfolio managers for the Qualivest Portfolios were expected to leave the employ of Qualivest Capital as a result of the Holding Company Merger. In light of this fact, the board determined that doubt existed as to whether the remaining personnel of Qualivest Capital, acting alone, would be able to provide an appropriate scope and quality of advisory services to the Qualivest Portfolios following the Holding Company Merger. It was proposed that the remaining Qualivest portfolio managers employed by Qualivest Capital would become employees of

FBNA at the effective date of the Holding Company Merger and that FBNA would then assume management of the Qualivest Portfolios pursuant to the Interim Advisory Agreement. The Board of Trustees determined that this arrangement would serve Qualivest shareholders better than any available alternatives. The Board also considered, among other things, that the provisions of the Interim Advisory Agreement were substantially similar, and advisory fee rates were exactly the same, as those of the Old Advisory Agreement. See "Information Relating to the Interim Advisory Agreement -- Approval of Qualivest's Board of Trustees." QUALIVEST'S BOARD OF TRUSTEES RECOMMENDS THAT QUALIVEST SHAREHOLDERS RATIFY AND APPROVE THE INTERIM ADVISORY AGREEMENT AND THE RECEIPT OF INVESTMENT ADVISORY FEES BY FBNA FOR THE PERIOD FROM August 1, 1997 FORWARD.

PROPOSED REORGANIZATION. The Reorganization Agreement provides for: (i) the transfer of all of the assets and liabilities of each of the six Qualivest Portfolios to FAIF in exchange for shares of designated classes of the corresponding FAIF Funds; and (ii) the distribution of these FAIF Fund shares to the shareholders of the Qualivest Portfolios in liquidation of the Qualivest Portfolios. The Reorganization is subject to a number of conditions with respect to each Qualivest Portfolio, including the shareholder approvals described below. Following the Reorganization (and the reorganization of the seven other investment portfolios of Qualivest into investment portfolios of First American Funds, Inc. or First American Strategy Funds, Inc.), it is contemplated that there will be a winding up of Qualivest's affairs, including the deregistration of Qualivest as an investment company under the 1940 Act.

As a result of the proposed Reorganization, each shareholder of a Qualivest Portfolio will become a shareholder of the corresponding FAIF Fund and will hold, immediately after the Closing, shares of the designated class of the corresponding FAIF Fund having a total value equal to the total value of the shares of the Qualivest Portfolio the shareholder holds immediately before the Closing. Table I, under "Information Relating to the Proposed Reorganization -- Description of the Reorganization Agreement," shows each class of each Qualivest Portfolio and the corresponding class of each corresponding FAIF Fund.

The Reorganization Agreement provides that the Reorganization may be abandoned at any time prior to the Closing upon the mutual consent of both Qualivest and FAIF, among other reasons. For further information, see "Information Relating to the Proposed Reorganization."

OVERVIEW OF FAIF AND QUALIVEST. The investment objectives, policies and restrictions of the Qualivest Portfolios are, in general, similar to those of their corresponding FAIF Funds. There are, however, differences. For example, the Qualivest Diversified Bond Fund invests in securities and instruments that are generally similar in type to those purchased by the FAIF Fixed Income Fund. However, securities purchased by the Qualivest Diversified Bond Fund have a weighted average maturity of seven to eleven years under normal market conditions, whereas the weighted average maturity of securities purchased by the FAIF Fixed Income Fund will not exceed 15 years under normal market conditions. In general, the values of fixed-rate debt securities with longer maturities are more sensitive to changes in market interest rates than the values of such securities with shorter maturities.

The Qualivest Large Companies Value Fund has an objective of long-term capital appreciation and invests primarily in common stocks and securities convertible into common stocks of companies with capitalizations of $1 billion or more at the time of purchase. In selecting portfolio securities for the Qualivest Large Companies Value Fund, consideration may be given to income and payment of dividends. FAIF Stock Fund has a slightly different objective -- capital appreciation with a secondary objective of current income -- and invests primarily in common stocks of companies with market capitalizations of at least $500 million. Thus, the average market capitalization of the FAIF Stock Fund could be smaller than that of the Qualivest Large Companies Value Fund.

The Qualivest Optimized Stock Fund seeks capital appreciation by investing primarily in common stocks and securities convertible into common stocks of companies whose securities are listed on the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"). The FAIF Equity Index Fund also invests substantially in common stocks included in the S&P 500. However, the FAIF Fund seeks to provide investment results that correspond to the performance of the S&P 500 while the Qualivest Portfolio seeks to outperform the S&P 500 over time. The FAIF Fund is managed by a computer program that identifies which stocks should be purchased or sold in order to replicate, as closely as possible, the composition of the S&P 500. By contrast, the Qualivest Portfolio seeks to optimize its investment in S&P 500 companies and outperform the S&P 500 over time by investing in securities that, on the basis of computerized modeling and performance optimization strategies, demonstrate attributes that indicate performance superior to that of the S&P 500 as a whole.

The investment objective of each Qualivest Portfolio is fundamental, which means that it cannot be changed without the vote of a majority of the outstanding shares (as defined in the 1940 Act) of such Portfolio. Each FAIF Fund's investment objective is non-fundamental, which means that it can be changed without a vote of shareholders. Shareholders will receive written notification at least 30 days prior to any change in an FAIF Fund's investment objective.

Additional information is provided below under "Comparison of FAIF and Qualivest -- Investment Objectives and Policies" and in Appendix IV to this Combined Proxy Statement/Prospectus, which sets forth the investment objectives and certain significant investment policies and limitations of the FAIF Funds and the Qualivest Portfolios.

As discussed under "Comparison of FAIF and Qualivest -- Investment Advisory Fees and Total Expense Ratios," FBNA currently serves as the investment adviser to each Existing FAIF Fund, and will serve as the investment adviser to each of the New FAIF Funds. Table III thereunder shows the investment advisory fees paid by the Qualivest Portfolios during their latest fiscal year and the investment advisory fees that would be paid after consummation of the Reorganization. Table III also shows that in all cases, except with respect to the Class A and Class Y shares of Diversified Bond Fund, the overall expense ratios of the FAIF Funds, after waivers, are expected to be less than the overall expense ratios of the corresponding Qualivest Portfolios. In addition, in this regard, FBNA has agreed that for the period commencing on the Closing and continuing until September 30, 1998, FBNA will waive fees and reimburse expenses to the FAIF Funds to the extent necessary to maintain overall total Fund operating expense ratios at the pro forma expense levels provided in Table III. The Qualivest Portfolios and FAIF Funds have different administrators, distributors, transfer agents, independent auditors and trustees/directors, as discussed under "Comparison of FAIF and Qualivest -- Information About FBNA and Other Service Providers." Appendix V to this Combined Proxy Statement/Prospectus provides additional information about the fees and expenses for each of the FAIF Funds and corresponding Qualivest Portfolios.



As discussed under "Comparison of FAIF and Qualivest -- Share Structure," the FAIF Funds will issue Class A shares and Institutional Class shares in connection with the Reorganization. The FAIF Funds also offer Class B shares. Class A and Class B shares of the FAIF Funds are sold to the general public as well as to retail customers of banks and other institutions. Class A shares are sold with a front-end sales charge. Class B shares are sold at net asset value, but are subject to a contingent deferred sales charge if sold during the first six years after purchase. In addition, Class B shares are subject to higher Rule 12b-1 fees than Class A shares. Institutional Class Shares are offered through banks and certain other institutions for the investment of their own funds and funds for which they act in a fiduciary, agency or custodial capacity. Such shares are offered at net asset value without any front-end or contingent deferred sales charge and are not subject to any Rule 12b-1 fees. Each of the Qualivest Portfolios offers Class A, Class C and Class Y Shares. Class A and Class Y Shares of the Qualivest Portfolios are similarly structured to Class A and Institutional Class Shares, respectively, of the FAIF Funds. Class C Shares of the Qualivest Portfolios are offered at net asset value, but are subject to a contingent deferred sales charge if shares are redeemed less than one year after purchase. In addition, Class C Shares are subject to higher Rule 12b-1 fees than the other Qualivest Portfolio share classes.

With certain exceptions, the purchase, redemption, dividend and other policies and procedures of the FAIF Funds and the Qualivest Portfolios are generally similar. Additional information concerning these policies and procedures for the Qualivest Portfolios and the FAIF Funds is discussed further under "Comparison of FAIF and Qualivest -- Shareholder Transactions and Services" and in Appendix VII to this Combined Proxy Statement/Prospectus. There are certain differences with respect to the front-end sales charge structures. For purchases of less than $50,000, the front-end sales charge applicable to new purchases of Class A shares of the equity FAIF Funds is the same as the front-end sales charge currently applicable to Class A shares of the equity Qualivest Portfolios. For purchases of $50,000 or more, the front-end sales charge is greater for the FAIF Funds. For funds investing primarily in debt securities, the front-end sales charge applicable to Class A shares is generally greater for the FAIF Funds. NO FRONT-END OR CONTINGENT DEFERRED SALES CHARGE WILL BE IMPOSED ON ANY OF THE FAIF FUND SHARES THAT ARE ISSUED TO QUALIVEST SHAREHOLDERS IN CONNECTION WITH THE REORGANIZATION.

QUALIVEST AND FAIF BOARD CONSIDERATIONS. In reviewing the proposed Reorganization, the Boards of Qualivest and FAIF considered, among other things, (i) the terms and conditions of the Reorganization Agreement, including provisions intended to avoid the dilution of shareholder interests;
(ii) the investment management capabilities of FBNA; (iii) the systems capabilities of FBNA to provide shareholder servicing, reporting and systems integration with related bank programs for Qualivest Portfolio shareholders;
(iv) the similarity of the distribution channels used by the FAIF Funds and the Qualivest Portfolios; (v) the investment objectives, policies and limitations of the Portfolios and the Funds; (vi) the historical investment performance of the Portfolios and the Funds; (vii) the historical and projected operating expenses of the Portfolios and the Funds; and (viii) the anticipated tax treatment of the Reorganization. See "Information Relating to the Proposed Reorganization -- Board Considerations."

Based upon their evaluations of the information presented to them, and in light of their fiduciary duties under Federal and state law, the Board of Trustees of Qualivest and the Board of Directors of FAIF, including all of the members of each Board who are not interested persons, as that term is defined in the 1940 Act, of Qualivest or FAIF, have determined that the proposed Reorganization is in the best interests of the shareholders of each Qualivest Portfolio and each FAIF Fund, respectively, and that the interests of the shareholders of the respective Portfolios and Funds will not be diluted as a result of the Reorganization. QUALIVEST'S BOARD OF TRUSTEES RECOMMENDS THAT THE QUALIVEST SHAREHOLDERS APPROVE THE REORGANIZATION AGREEMENT.

VOTING INFORMATION This Combined Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by Qualivest's Board of Trustees for a Special Meeting of Shareholders to be held at the offices of on ________ , 1997 at _______ A.M. _________ Time. (This special meeting and any adjournment(s) thereof are referred to as the "Meeting.") Only shareholders of record at the close of business on ________ , 1997 will be entitled to vote at the Meeting. Shares are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. Shares represented by a properly executed proxy will be voted in accordance with the instructions thereon or, if no specification is made, the persons named as proxies will vote in favor of each proposal set forth in the Notice of Meeting. Proxies may be revoked at any time before they are exercised by submitting to Qualivest a written notice of revocation or a subsequently executed proxy or by attending the Meeting and voting in person. However, attendance at the Meeting will not by itself serve to revoke a proxy. For additional information, including a description of the shareholder votes required for approval of the Interim Advisory Agreements and the Reorganization Agreement, see "Information Relating to Voting Matters."

                            PRINCIPAL RISK FACTORS

COMMON RISKS. Because of the similarities of the investment objectives, policies and restrictions of the Qualivest Portfolios and their corresponding FAIF Funds, management believes that an investment in an FAIF Fund involves risks that are generally similar to those of the corresponding Qualivest Portfolio. These investment risks, in general, are those typically associated with investing in a portfolio of government or investment grade bonds in the case of funds investing primarily in debt securities; and common stocks and securities convertible into common stocks in the case of funds investing primarily in equity securities. Such risks include the following:

INTEREST RATE RISK. The Qualivest Portfolios and the FAIF Funds that invest in fixed-rate debt securities are subject to interest rate risk, which is the risk that the value of a fixed-rate debt security will decline due to changes in market interest rates. In general, when interest rates rise, the value of a fixed-rate debt security declines. Conversely, when interest rates decline, the value of a fixed-rate debt security generally increases. Thus, shareholders in these Funds and Portfolios bear the risk that increases in market interest rates will cause the value of the Portfolio's or Fund's portfolio investments to decline.

CREDIT RISK. The Qualivest Portfolios and the FAIF Funds that invest in debt securities also are subject to credit risk. Credit risk is the risk that the issuer of a debt security will fail to make payments on the security when due. Securities issued or guaranteed by the U.S. Government generally are viewed as carrying minimal credit risk. Securities issued by governmental entities but not backed by the full faith and credit of the U.S. government, and securities issued by private entities, are subject to higher levels of credit risk. The Qualivest Intermediate Bond Fund and Diversified Bond Fund and the FAIF Intermediate Term Income Fund and Fixed Income Fund can each invest in debt securities rated as low as BBB by Standard & Poor's Corporation or Baa by Moody's Investors Service, Inc., or which have been assigned an equivalent rating by another nationally recognized statistical rating organization or are of comparable quality in the judgment of the investment adviser. Although these rating categories are investment grade, obligations with these ratings are viewed as having speculative characteristics and carry a somewhat higher risk of default than obligations rated in the higher investment grade categories.

CALL RISK. Many corporate bonds may be redeemed at the option of the issuer ("called") at a specified price prior to their stated maturity date. In general, it is advantageous for a corporate issuer to call its bonds if they can be refinanced through the issuance of new bonds which bear a lower interest rate than that of the called bonds. Call risk is the risk that corporate bonds will be called during a period of declining market interest rates so that such refinancings may take place.

If a bond held by a Fund or Portfolio is called during a period of declining interest rates, the Fund or Portfolio probably will have to reinvest the proceeds received by it at a lower interest rate than that borne by the called bond, thus resulting in a decrease in the Fund's or the Portfolio's income. To the extent that the Funds or Portfolios invest in callable corporate bonds, shareholders bear the risk that reductions in income will result from the call of bonds. Most U.S. government securities are not callable before their stated maturity, although U.S. agency securities often are.

MORTGAGE-BACKED SECURITIES. Because residential mortgage loans generally can be prepaid in whole or in part by the borrowers at any time without any prepayment penalty, the holder of a mortgage-backed security which represents an interest in a pool of such mortgage loans is subject to a form of call risk which is generally called "prepayment risk." In addition, it is more difficult to predict the effect of changes in market interest rates on the return on mortgaged-backed securities than to predict the effect of such changes on the return of a conventional fixed-rate debt instrument and the magnitude of such effects may be greater in some cases. For these reasons, a Fund's or a Portfolio's investments in mortgage-backed securities may involve greater risks than investments in governmental or corporate bonds.

RISKS OF EQUITY SECURITIES GENERALLY. Market prices of equity securities generally, and of particular companies' equity securities, frequently are subject to greater volatility than prices of fixed income securities. Market prices of equity securities as a group have dropped dramatically in a short period of time on several occasions in the past, and they may do so again in the future. Each of the Funds and Portfolios investing in equity securities is subject to the risk of generally adverse equity markets.

SMALL-CAPITALIZATION COMPANIES. Qualivest Small Companies Value Fund and FAIF Small Cap Value Fund emphasize investments in companies with relatively small market capitalizations. The equity securities of such companies frequently have experienced greater price volatility in the past than those of larger-capitalization companies, and they may be expected to do so in the future. The other Portfolios and Funds that invest primarily in equity securities may invest lesser proportions of their assets in such issues.

FOREIGN SECURITIES. Qualivest International Opportunities Fund and FAIF International Index Fund invest primarily in equity securities which trade in markets other than the United States. The other Funds and Portfolios (other than Qualivest Optimized Stock Fund and FAIF Equity Index Fund) may invest lesser proportions of their assets in foreign securities. Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of United States domestic issuers. These risks include political, social or economic instability in the country of the issuer, the difficulty of predicting international trade patterns, the possibility of the imposition of exchange controls, expropriation, limits on removal of currency or other assets, nationalization of assets, foreign withholding and income taxation, and foreign trading practices (including higher trading commissions, custodial charges and delayed settlements). Foreign securities also may be subject to greater fluctuations in price than securities issued by United States corporations. The principal markets on which these securities trade may have less volume and liquidity, and may be more volatile, than securities markets in the United States.

In addition, there may be less publicly available information about a foreign company than a United States domiciled company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to United States domestic companies. There is also generally less government regulation of securities exchanges, brokers and listed companies abroad than in the United States. Confiscatory taxation or diplomatic developments could also affect investment in those countries. In addition, foreign branches of United States banks, foreign banks and foreign issuers may be subject to less stringent reserve requirements and to different accounting, auditing, reporting and recordkeeping standards than those applicable to domestic branches of United States banks and United States domestic issuers.

OTHER. The Portfolios and Funds may engage in certain investment techniques to the extent set forth in their respective prospectuses. These techniques include entering into repurchase agreements, reverse repurchase agreements (the Qualivest Portfolios only) and dollar roll agreements (the Qualivest Portfolios only), purchasing and selling put and call options, entering into futures contracts, purchasing securities on a when-issued or delayed-delivery basis and lending portfolio securities. These techniques involve certain risks, as described in the prospectuses for the Existing FAIF Funds and the Qualivest Portfolios which are incorporated by reference in this Combined Proxy Statement/Prospectus, and in the preliminary prospectuses for the Class A and Class B shares and for the Institutional Class shares of the New FAIF Funds, which are attached to this Combined Proxy Statement/Prospectus as Appendix VIII and Appendix IX, respectively.

DIFFERING RISKS OF CERTAIN QUALIVEST PORTFOLIOS AND FAIF FUNDS. As discussed above, securities purchased by the Qualivest Diversified Bond Fund have a weighted average maturity of seven to eleven years under normal market conditions, whereas the weighted average maturity of securities purchased by the FAIF Fixed Income Fund will not exceed 15 years under normal market conditions. In general, the values of fixed-rate debt securities with longer maturities are more sensitive to changes in market interest rates than the values of such securities with shorter maturities. Thus, to the extent the weighted average maturity of the FAIF Fixed Income Fund is longer than that of the Qualivest Diversified Bond Fund, the FAIF Fund should be expected to have greater volatility in periods of changing market interest rates. The weighted average maturities of the Qualivest Diversified Bond Fund and the FAIF Fixed Income Fund were 12.08 years and 8.04 years, respectively, as of June 30, 1997.

The Qualivest Large Companies Value Fund invests primarily in common stocks and securities convertible into common stocks of companies with capitalizations of $1 billion or more at the time of purchase. The FAIF Stock Fund invests primarily in common stocks of companies with market capitalizations of at least $500 million. The shares of FAIF Stock Fund may be subject to greater price volatility than the shares of Qualivest Large Companies Value Fund to the extent the FAIF Fund invests a greater portion of its assets in companies with smaller market capitalizations. However, such companies may offer the potential for greater long-term growth.

Each of FAIF Intermediate Term Income Fund and FAIF Fixed Income Fund may invest up to 10% of its total assets, in the aggregate, in interest-only, principal-only and inverse floating rate mortgage-backed securities. These securities are particularly sensitive to changes in interest rates and in the rate at which the mortgage loans underlying the securities are prepaid by borrowers, and they can be highly volatile. Neither FAIF Fund currently holds any such securities. The corresponding Qualivest Portfolios, Qualivest Intermediate Bond Fund and Qualivest Diversified Bond Fund, do not invest in such securities.


            INFORMATION RELATING TO THE INTERIM ADVISORY AGREEMENT

THE MERGER OF U.S. BANCORP INTO FIRST BANK SYSTEM, INC. On August 1, 1997, pursuant to an Agreement and Plan of Merger, U.S. Bancorp merged with and into FBS and the name of FBS was changed to U.S. Bancorp ("New U.S. Bancorp"). As a result of this Holding Company Merger, Qualivest Capital, the investment adviser to the Qualivest Portfolios, became an indirect wholly-owned subsidiary of New U.S. Bancorp. In accordance with the terms of the Old Advisory Agreement and consistent with the requirements of the 1940 Act, this change in control of Qualivest Capital resulted in the automatic and immediate termination of the Old Advisory Agreement. The Old Advisory Agreement was dated July 29, 1994, was adopted by the sole shareholder of each Qualivest Portfolio prior to commencement of operations, and was last approved by the Qualivest Board of Trustees on June 17, 1997. Table III, under "Comparison of FAIF and Qualivest -- Investment Advisory Fees and Total Expense Ratios," shows for their latest fiscal year the advisory fees actually paid to Qualivest Capital by the Qualivest Portfolios after waivers, the effective rate of such payments and the contractual rate that Qualivest Capital was entitled to receive.

To better ensure that this automatic termination would not disrupt the investment advisory services provided to the Qualivest Portfolios, Qualivest, Qualivest Capital and FBNA filed an exemptive application with the SEC on May 12, 1997 and an amendment on June 12, 1997. This application requested that the SEC permit FBNA to act as investment adviser to the Qualivest Portfolios after the termination of the Old Advisory Agreement, but prior to obtaining the approval of the shareholders of the Qualivest Portfolios of the Interim Advisory Agreement. In this connection, this application also requested that the SEC permit FBNA to receive fees during the Interim Period from each Qualivest Portfolio, under the Interim Advisory Agreement, subject to approval by Qualivest's shareholders at a meeting to be held no later than November 28, 1997. In connection with this application, FBNA agreed to take steps to ensure that the scope and quality of the investment advisory services will be the same during the Interim Period as previously provided to Qualivest by Qualivest Capital. The requested Order was granted by the SEC on July 29, 1997.

THE INTERIM ADVISORY AGREEMENT. As a result of the automatic termination of the Old Advisory Agreement as described above, the Trustees are proposing that the shareholders of the Qualivest Portfolios ratify and approve the Interim Advisory Agreement. The Interim Advisory Agreement became effective on August 1, 1997, the effective time of the Holding Company Merger. Pending such ratification and approval, in accordance with the conditions of the Order, all fees payable by the Qualivest Portfolios under the Interim Advisory Agreement are being held in escrow. Such escrowed fees attributable to a Qualivest Portfolio will be received by FBNA only if the Interim Advisory Agreement is ratified and approved by the shareholders of such Portfolio. If ratified and approved, the Interim Advisory Agreement will continue in effect for successive one year terms, subject to certain annual approval requirements, or until the Closing (which, subject to various conditions described herein, is expected to occur on or about November 21, 1997), whichever occurs earlier. In the event the Interim Advisory Agreement is not ratified and approved with respect to a Qualivest Portfolio, in accordance with the conditions of the Order, the escrowed fees payable by that Portfolio will be returned to the Portfolio and Qualivest's Board of Trustees will consider what actions should be taken with respect to management of the assets of the Qualivest Portfolio until a new investment advisory agreement is approved by the shareholders of the Portfolio or the Reorganization occurs.

As more fully described below, the terms of the Interim Advisory Agreement are substantially identical to the terms of the Old Advisory Agreement, except for
(i) the change in the investment
adviser, (ii) the effective date, (iii) the termination date and (iv) inclusion of a provision requiring that all fees payable by each Qualivest Portfolio under the Interim Advisory Agreement be held in escrow until the Agreement is approved by such Portfolio's shareholders. The advisory fee rates payable under the Interim Advisory Agreement are identical to those payable under the Old Advisory Agreement. A copy of the Interim Advisory Agreement is attached to this Combined Proxy Statement/Prospectus as Appendix I.

Pursuant to the Interim Advisory Agreement, FBNA agrees to provide, subject to the supervision of Qualivest's Board of Trustees, a continuous investment program for the Qualivest Portfolios, including investment research and management with respect to all securities and investments and cash equivalents in the Portfolios. FBNA will determine from time to time what securities and other investments will be purchased, retained or sold by Qualivest with respect to the Portfolios, and will provide the services under the Interim Advisory Agreement in accordance with each Portfolio's investment objectives, policies and restrictions. Responsibilities under the Interim Advisory Agreement also include placing or causing to be placed orders for the Portfolios, either directly with the issuer or with any broker or dealer; maintaining books and records with respect to each Qualivest Portfolio's securities transactions; providing to Qualivest's Board of Trustees such periodic and special reports as the Board may request; and using its best efforts to obtain and provide to Qualivest's fund accountant price information with respect to any security held by a Portfolio, when requested to do so by Qualivest's accountant. The Interim Advisory Agreement provides that FBNA will pay its own expenses incurred in connection with its activities under the Interim Advisory Agreement other than the cost of securities (including brokerage commissions, if any) purchased for the Portfolios.

Pursuant to the Interim Advisory Agreement, FBNA agrees that in placing orders with brokers and dealers it will attempt to obtain prompt execution of orders in an effective manner at the most favorable price. The Interim Advisory Agreement authorizes FBNA, consistent with such obligation and to the extent permitted by the 1940 Act, to purchase and sell portfolio securities to and from brokers and dealers who provide FBNA with research advice and other services when the execution and price offered by two or more brokers or dealers are comparable. Such research advice might consist of reports and statistics on specific companies or industries, general summaries of groups of stocks or bonds and their comparative earnings and yields, or broad overviews of the securities markets and the economy.

Supplementary research information so received is in addition to, and not in lieu of, services required to be performed by FBNA and does not reduce the advisory fees payable to FBNA by the Qualivest Portfolios. It is possible that certain of the supplementary research or other services received will primarily benefit one or more other investment companies or other accounts for which FBNA exercises investment discretion. Conversely, a Qualivest Portfolio may be the primary beneficiary of the research or services received as a result of portfolio transactions effected for such other investment company or account.

Portfolio securities will not be purchased from or sold to FBNA, Qualivest's distributor or any affiliated person (as defined in the 1940 Act) of the foregoing companies except to the extent permitted by an SEC exemptive order or by applicable law. FBNA may, however, cause the Qualivest Portfolios to pay brokerage commissions to an affiliate of FBNA or of Qualivest's distributor on securities acquired by the Qualivest Portfolios.

The Interim Advisory Agreement provides that FBNA will not be liable for any error of judgment or mistake of law or for any loss suffered by Qualivest in connection with the performance of the Interim Advisory Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on FBNA's part in the performance of its duties or from reckless disregard by FBNA of its obligations and duties under the Interim Advisory Agreement. Qualivest agrees in the Interim Advisory Agreement to indemnify FBNA to the full extent permitted by Qualivest's Declaration of Trust.

The Interim Advisory Agreement provides that, unless sooner terminated, it will continue in effect with respect to the Qualivest Portfolios for an initial period of 120 days and thereafter for successive annual terms, provided that such successive terms are specifically approved at least annually (a) by a vote of a majority of those members of Qualivest's Board of Trustees who are not parties to the

Agreement or "interested persons" (as defined in the 1940 Act) of any party to the Agreement, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the vote of a majority of the Board of Trustees of Qualivest or, with respect to a particular Qualivest Portfolio, a vote of a majority of the outstanding shares of such Portfolio.

The Interim Advisory Agreement provides that it will terminate immediately in the event of its assignment and that it is terminable with respect to a Qualivest Portfolio at any time without penalty by Qualivest (either by vote of the Trustees or by vote of a majority of the outstanding shares of such Portfolio), or by FBNA, on 60 days' written notice. To the extent required by the 1940 Act, the Interim Advisory Agreement may not be amended as to a Qualivest Portfolio without the approval of the shareholders of such Portfolio.

INFORMATION ABOUT FBNA. FBNA is a national banking association that has professionally managed accounts for individuals, insurance companies, foundations, commingled accounts, trust funds and others for over 75 years. FBNA acts as the investment adviser to the Qualivest Portfolios through its First Asset Management group. FBNA is a subsidiary of New U.S. Bancorp, 601 Second Avenue South, Minneapolis, Minnesota 55480, which is a regional, multi-state bank holding company headquartered in Minneapolis, Minnesota.

In addition to serving as the investment adviser to the Qualivest Portfolios, FBNA acts as the investment advisor to a number of other mutual funds, including the following series of FAIF that have investment objectives similar to those of one or more of the Qualivest Portfolios. FBNA is entitled to receive advisory fees from such series as follows:


                                                                           CURRENT
                                                        CONTRACTUAL       ADVISORY
                                     NET ASSETS AS OF     ADVISORY        FEE RATE
NAME OF FAIF SERIES                   JUNE 30, 1997       FEE RATE      AFTER WAIVERS
Stock Fund                            $1,065,554,369        0.70%           0.62%
Equity Index Fund                     $  527,681,689        0.70%           0.16%
Diversified Growth Fund               $  592,029,154        0.70%           0.57%
Emerging Growth Fund                  $  129,945,121        0.70%           0.63%
Regional Equity Fund                  $  357,727,906        0.70%           0.68%
Special Equity Fund                   $  515,319,003        0.70%           0.70%
Technology Fund                       $  137,227,632        0.70%           0.59%
Health Sciences Fund                  $   38,523,406        0.70%           0.00%
Real Estate Securities Fund           $   36,697,851        0.70%           0.00%
International Fund                    $  209,421,079        1.25%           1.25%
Limited Term Income Fund              $  107,139,577        0.70%           0.46%
Intermediate Term Income Fund         $  153,588,480        0.70%           0.52%
Fixed Income Fund                     $  660,337,231        0.70%           0.53%
Intermediate Government Bond Fund     $  179,490,927        0.70%           0.52%

As of June 30, 1997, FBNA was managing accounts with an aggregate value of approximately $42 billion, including mutual fund assets in excess of $14 billion. FBNA's main offices are located at 601 Second Avenue South, Minneapolis, Minnesota 55480. Appendix II identifies the principal executive officer and the directors of FBNA.

No officer or Trustee of Qualivest is an officer, employee, director, general partner or shareholder of FBNA or any of its affiliates. In addition, no Trustee of Qualivest has any material interest in any material transaction in which FBNA or its affiliates is a party.

PAYMENTS TO FBNA AFFILIATES. Entities which, as a result of the Holding Company Merger, are affiliates of FBNA have served as custodian for all Qualivest Portfolios other than Qualivest International Opportunities Fund during the fiscal year ended July 31, 1996 and have received fees pursuant to certain distribution and shareholder service plans that have been in effect during such year. The table below sets forth the amounts of the payments made to such affiliates by the Qualivest Portfolios.

                                                    DISTRIBUTION AND SHAREHOLDER
QUALIVEST PORTFOLIO                  CUSTODY FEES        SERVICE PLAN FEES

Small Companies Value Fund             $79,495                 $22,396
Large Companies Value Fund             $32,059                 $11,220
Optimized Stock Fund                   $57,416                 $ 1,620
Intermediate Bond Fund                 $44,896                 $ 2,588
Diversified Bond Fund                  $41,389                 $   305
International Opportunities Fund       $     0                 $ 5,025


It is expected that affiliates of FBNA will continue to receive custody, distribution and shareholder servicing fees from the Qualivest Portfolios until the Reorganization.

AFFILIATED BROKER COMMISSIONS. During the fiscal year ended July 31, 1996, the Qualivest Portfolios paid no brokerage commissions in connection with purchases and sales of portfolio securities to any parties that would be treated as an affiliated broker as defined in Item 22(a)(1)(ii) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

SECTION 15(f) OF THE 1940 ACT. FBNA has agreed to use its best efforts to meet the requirements for the statutory exemption offered by Section 15(f) of the 1940 Act to an investment adviser that receives "any amount or benefit" in connection with the sale of interests that constitute a "change in control" of the adviser. The statutory exemption under Section 15(f) is available provided two conditions are satisfied: (1) for a three-year period following the transaction, Qualivest or its successor (which, assuming the Reorganization is consummated, may include FAIF) maintains a Board of Trustees or Directors at least 75% of whose members are not "interested persons," as that term is defined in the 1940 Act, of the predecessor or successor investment adviser, and (2) no "unfair burden" is imposed on Qualivest as a result of the transaction. As defined in the 1940 Act, an "unfair burden" includes any arrangement during the two-year period after the change in control whereby the investment adviser (or predecessor or successor adviser), or any interested person of such adviser, receives or is entitled to receive any compensation directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of, the investment company (other than fees for bona fide principal underwriting services provided to the investment company). No such prohibited compensation arrangements are contemplated in connection with either the Holding Company Merger or the Reorganization.

APPROVAL OF QUALIVEST'S BOARD OF TRUSTEES. As described above, the Old Advisory Agreement that was previously in effect for the Qualivest Portfolios automatically terminated on August 1, 1997 as a result of the Holding Company Merger. In anticipation of this termination, and in order to minimize any potential disruption of the advisory services provided to the Qualivest Portfolios, on May 8, 1997 the Qualivest Board of Trustees authorized the filing of the exemptive application described above with the SEC in order to permit FBNA to act as investment adviser to the Qualivest Portfolios on and after August 1, 1997 but prior to obtaining shareholder approval. At such meeting the Board concluded that retaining FBNA would be the most appropriate means for the Qualivest Portfolios to receive after the Holding Company Merger advisory services of comparable scope and quality to the services they received before such Merger. In addition, at such meeting, Qualivest's Board of Trustees, including all of the Trustees who are not interested persons (as that term is defined in the 1940 Act) of Qualivest or FBNA (the "Non-Interested Trustees"), approved the Interim Advisory Agreement with FBNA that became effective upon the consummation of the Holding Company Merger on August 1, 1997. If approved by shareholders at the Meeting, this agreement will continue in effect for the remainder of the Interim Period and terminate, with respect to the Qualivest Portfolios, upon the consummation of the Reorganization, at which point it will no longer be needed since all Qualivest Portfolios will have been combined with FAIF Funds.

In considering whether to approve the Interim Advisory Agreement and submit it to shareholders for their approval, the Board of Trustees considered that a number of the portfolio managers for the Qualivest Portfolios were expected to leave the employ of Qualivest Capital by or shortly after the effective date of the Holding Company Merger. In light of this, the Board of Trustees determined that doubt existed whether the remaining personnel of Qualivest Capital, acting alone, would be able to provide an appropriate scope and quality of advisory services to the Qualivest Portfolios after the Holding Company Merger. Accordingly, it was necessary for the Board to consider arrangements that would best avoid the harm to the Portfolios that would result if Qualivest Capital's services proved to be inadequate following the Holding Company Merger. In order to provide, to the extent practicable, continuity of portfolio management and to avoid harm to the Portfolios, FBNA proposed that the remaining portfolio managers for the Qualivest Portfolios employed by Qualivest Capital become employees of FBNA at the effective date of the Holding Company Merger. These individuals, together with the large and experienced group of investment professionals already employed by FBNA, then would assume management of the Portfolios at the effective date of the Holding Company Merger pursuant to the Interim Advisory Agreement.

The Board of Trustees determined that entering into the Interim Advisory Agreement with FBNA would serve Portfolio shareholders better than any available alternatives, in that it would (i) provide that the Portfolios would, to the extent possible under the circumstances, continue to be managed by the same individuals who managed them prior to the Holding Company Merger; (ii) ensure that, to the extent portfolio managers of the Qualivest Portfolios departed Qualivest Capital, the affected Portfolios would be managed after the Holding Company Merger by a group of investment professionals which the Board had determined could provide the appropriate scope and quality of advisory services; and (iii) avoid the need for the Board to consider on an emergency, AD HOC basis how to proceed if and to the extent additional portfolio managers decided to leave Qualivest Capital.

The Board of Trustees also considered the following factors: (i) FBNA's representations that it would provide investment advisory and other services to the Qualivest Portfolios of a scope and quality comparable, in the Board's judgment, to the scope and quality of services previously provided to the Portfolios by Qualivest Capital; (ii) the substantially similar terms and conditions contained in the Interim Advisory Agreement as compared to the Old Advisory Agreement; and (iii) FBNA's representation that in the event of any material change in personnel providing services under the Interim Advisory Agreement during the Interim Period, the Board of Trustees of Qualivest would be consulted for the purpose of assuring themselves that the services provided would not be diminished in scope or quality.

Based on the foregoing factors, the Trustees concluded that approval of the Interim Advisory Agreement was in the best interests of the Qualivest Portfolios and their shareholders. The Board of Trustees further concluded that entering into the Interim Advisory Agreement would be appropriate and fair considering that (i) the fees to be paid, and the services to be provided therefor, would be unchanged from the Old Advisory Agreement; (ii) the fees would be maintained in an interest-bearing escrow account until payment was approved or disapproved by shareholders of the Qualivest Portfolios; (iii) because of the relatively short period for the consummation of the Holding Company Merger, there was insufficient time to seek prior shareholder approval of the Interim Advisory Agreement; and (iv) the non-payment of investment advisory fees during the Interim Period would be an unduly harsh result to FBNA in view of the services provided by FBNA to the Qualivest Portfolios, and the expenses incurred in connection with such services, under the Interim Advisory Agreement.

Each Qualivest Portfolio will vote separately on a portfolio-by-portfolio basis with respect to the approval of the Interim Advisory Agreement. QUALIVEST'S BOARD OF TRUSTEES RECOMMENDS THAT QUALIVEST SHAREHOLDERS RATIFY AND APPROVE THE INTERIM ADVISORY AGREEMENT AND THE RECEIPT OF INVESTMENT ADVISORY FEES BY FBNA FOR THE PERIOD FROM AUGUST 1, 1997 FORWARD.


             INFORMATION RELATING TO THE PROPOSED REORGANIZATION

The terms and conditions of the Reorganization are set forth in the Reorganization Agreement. Significant provisions of the Reorganization Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Reorganization Agreement, a copy of which is attached as Appendix III to this Combined Proxy Statement/Prospectus.

DESCRIPTION OF THE REORGANIZATION AGREEMENT. The Reorganization Agreement provides that at the Closing the assets and liabilities of the Qualivest Portfolios will be transferred to corresponding FAIF Funds in exchange for full and fractional shares of the FAIF Funds as shown in the following table.

                                   TABLE I
                      PORTFOLIOS AND CORRESPONDING FUNDS


QUALIVEST PORTFOLIO/SHARE CLASS          CORRESPONDING FAIF FUND/SHARE CLASS
Small Companies Value Fund --         Small Cap Value Fund --
  Class A Shares                        Class A Shares
  Class C Shares                        Class A Shares
  Class Y Shares                        Institutional Class Shares

Large Companies Value Fund --         Stock Fund --
  Class A Shares                        Class A Shares
  Class C Shares                        Class A Shares
  Class Y Shares                        Institutional Class Shares

Optimized Stock Fund --               Equity Index Fund --
  Class A Shares                        Class A Shares
  Class C Shares                        Class A Shares
  Class Y Shares                        Institutional Class Shares

Intermediate Bond Fund --             Intermediate Term Income Fund --
  Class A Shares                        Class A Shares
  Class C Shares                        Class A Shares
  Class Y Shares                        Institutional Class Shares

Diversified Bond Fund --              Fixed Income Fund --
  Class A Shares                        Class A Shares
  Class C Shares                        Class A Shares
  Class Y Shares                        Institutional Class Shares

International Opportunities --        Fund International Index Fund --
  Class A Shares                        Class A Shares
  Class C Shares                        Class A Shares
  Class Y Shares                        Institutional Class Shares

The shares issued by each FAIF Fund in the Reorganization will have an aggregate value equal to the aggregate value of the shares of the respective Qualivest Portfolio that are outstanding immediately before the Closing. Immediately after the Closing, the Qualivest Portfolios will distribute the shares of the FAIF Funds received in the Reorganization to their shareholders in liquidation of the Qualivest Portfolios. Each shareholder owning shares of a particular Qualivest Portfolio at the Closing will receive shares of the designated class of the corresponding FAIF Fund (as specified in the foregoing table) of equal value, and will receive any unpaid dividends or distributions that were declared before the Closing on their Qualivest Portfolio shares. FAIF will establish an account for each former shareholder of the Qualivest Portfolios reflecting the appropriate number of FAIF Fund shares distributed to the shareholder. These accounts will be identical to the accounts currently maintained by Qualivest for each shareholder. Shares of the FAIF Funds are in uncertificated form.

Upon completion of the Reorganization, all outstanding shares of the Qualivest Portfolios will be redeemed and canceled in exchange for shares of the FAIF Funds distributed. Thereafter, assuming that the seven investment portfolios of Qualivest that are not parties to the Reorganization have been reorganized into investment portfolios of First American Funds, Inc. or First American Strategy Funds, Inc., Qualivest will wind up its affairs and be deregistered as an investment company under the 1940 Act. The stock transfer books of the Qualivest Portfolios will be permanently closed as of the Closing. Exchange or redemption requests received thereafter will be deemed to be exchange or redemption requests for shares of the FAIF Funds distributed to the former shareholders of the Qualivest Portfolios.

The Reorganization is subject to a number of conditions, including approval of the Reorganization Agreement by Qualivest Portfolio shareholders; the receipt of certain legal opinions described in the Reorganization Agreement (which include an opinion of counsel to FAIF that the FAIF Fund shares issued in the Reorganization will be validly issued, fully paid and non-assessable); the receipt of certain certificates from the parties concerning the continuing accuracy of the representations and warranties in the Reorganization Agreement; and the parties' performance in all material respects of their respective agreements and undertakings in the Reorganization Agreement. Assuming satisfaction of the conditions in the Reorganization Agreement, the Closing will be effective on November 21, 1997 or such other date as agreed to by the parties.

FBNA has undertaken to bear any Reorganization expenses incurred by the Qualivest Portfolios and FAIF Funds, including the costs associated with this Combined Proxy Statement/Prospectus and the Meeting, but not including share registration expenses.

The Reorganization may be abandoned at any time prior to the Closing upon the mutual consent of both Qualivest and FAIF, or by either Qualivest or FAIF if determined by the Board of Trustees or Directors that proceeding with the Reorganization is inadvisable. The Reorganization Agreement provides further that at any time before or (to the extent permitted by law) after approval of the agreement by the shareholders of Qualivest (i) the parties may, by written agreement authorized by their respective Boards of Trustees/Directors and with or without the approval of their shareholders, amend any of the provisions of the Reorganization Agreement and (ii) either party may waive any default by the other party or the failure to satisfy any of the conditions to its obligations (the waiver to be in writing and authorized by the Board of Trustees/Directors of the waiving party with or without the approval of such party's shareholders).

QUALIVEST BOARD CONSIDERATIONS. At its May 8, 1997 meeting at which the Interim Advisory Agreement described above was approved, the Qualivest Board of Trustees was advised that FBNA was also considering the possibility of consolidating the Qualivest Portfolios with the FAIF Funds following the Holding Company Merger. Following that meeting, FBNA provided information requested by the Board relating to the possible consolidation of the two fund groups. This information was reviewed in detail by the independent trustees of Qualivest at a meeting held on June 16, 1997 and by the full Qualivest Board of Trustees at a meeting held June 17, 1997, at which the proposal that the Qualivest Portfolios be reorganized into the FAIF Funds, as set forth in the Reorganization Agreement, was approved by the Board of Trustees of Qualivest.

During its deliberations, Qualivest's Board of Trustees (with the advice and assistance of independent counsel) reviewed, among other things: (i) the potential effect of the Reorganization on the shareholders of the Qualivest Portfolios; (ii) the investment management capabilities of FBNA; (iii) the systems capabilities of FBNA to provide shareholder servicing, reporting and systems integration with related bank programs for Qualivest Portfolio shareholders; (iv) the similarity of the distribution channels used by the FAIF Funds and the Qualivest Portfolios; (v) the investment advisory and other fees paid by the FAIF Funds, and the historical and projected expense ratios of the FAIF Funds as compared to those of the Qualivest Portfolios; (vi) the potential economies of scale that may result from the Reorganization given the fact that each of the Existing FAIF Funds is larger than its corresponding Qualivest Portfolio; (vii) the expected cost-savings for certain of the Qualivest Portfolios as a result of the Reorganization; (viii) the investment objectives, policies and limitations of the FAIF Funds and their relative compatibility with those of the Qualivest Portfolios as discussed further in this Combined Proxy Statement/Prospectus; (ix) the historical investment performance records of the Qualivest Portfolios and the Existing FAIF Funds; (x) the terms and conditions of the Reorganization Agreement, including those provisions that were intended to avoid dilution of the interests of Qualivest's shareholders; (xi) the sales load structure applicable to the FAIF Funds as compared to the sales loads applicable to the Qualivest Portfolios; (xii) the greater number of investment portfolio options that would be available to shareholders after the Reorganization; and (xiii) the anticipated tax treatment of the Reorganization for the respective Qualivest Portfolios and their shareholders.

In connection with the foregoing, Qualivest's Board of Trustees noted that FAIF had undertaken to create the two New FAIF Funds that have investment objectives and policies similar to those of their corresponding Qualivest Portfolios.

Qualivest's Board of Trustees also noted FBNA's offer to pay the expenses incurred by Qualivest and FAIF in connection with the Reorganization and to continue, at FBNA's expense, the Board of Trustees' liability coverage currently carried by Qualivest. In addition, Qualivest's Board of Trustees considered FBNA's written commitment that it would waive fees and reimburse expenses to the extent necessary so that after the Closing and until September 30, 1998, the total fund operating expense ratios of the FAIF Funds (excluding interest, taxes, brokerage commissions, litigation expenses and extraordinary expenses) do not exceed the pro forma expense ratios set forth in Appendix V to this Combined Proxy Statement/Prospectus. These ordinary operating expense ratios are lower than those currently applicable to the respective Qualivest Portfolios, other than the Class A and Class Y shares of Qualivest Diversified Bond Fund. FBNA has also committed that, from October 1, 1998 through September 30, 1999, it will waive fees and reimburse expenses to the extent necessary so that no FAIF Fund will have total fund operating expense ratios in excess of those currently applicable to its corresponding Qualivest Portfolio (other than Qualivest Diversified Bond
Fund), as set forth in Appendix V. With respect to the Qualivest Diversified Bond Fund, FBNA has committed to maintain the total fund operating expense ratio of the Class A and Institutional Class shares of the corresponding FAIF Fixed Income Fund at 0.95% and 0.70% (annualized), respectively, through September 30, 1999. The current total operating expense ratios of the Class A, Class C and Class Y shares of the Qualivest Diversified Bond Fund are 0.85%, 1.58% and 0.61%, respectively. In considering this commitment, Qualivest's Board of Trustees noted that a portion of the investment advisory fee for the Qualivest Diversified Bond Fund was currently being waived; that without this waiver the annualized total fund operating expense ratio of the Qualivest Bond Fund would be approximately 1.15%, 1.88% and 0.91% for Class A, Class C and Class Y shares, respectively; and that, in the absence of the Reorganization, this waiver could be terminated at any time after July 31, 1997. The Board of Trustees also noted the better historical investment performance of the FAIF Fixed Income Fund as compared to the Qualivest Diversified Bond Fund.

After consideration of all of the factors described above, the Qualivest Board of Trustees determined that the Reorganization Agreement was in the best interests of the shareholders of each Qualivest Portfolio, and that the interests of the shareholders of the respective Portfolios would not be diluted as a result of the Reorganization.

BISYS Fund Services has asserted that consummation of the Reorganization would cause certain amounts to become payable to it under its administration and fund accounting agreements with Qualivest. The Qualivest Board of Trustees' approval of the Reorganization is conditioned upon FBNA and BISYS Fund Services reaching agreement as to the amount, if any, which is so payable and FBNA's payment of such amount. Discussions between BISYS Fund Services and FBNA regarding this matter are under way.

CAPITALIZATION. Four of the Qualivest Portfolios will be reorganized into the four Existing FAIF Funds, and two of the Qualivest Portfolios will be reorganized into two Funds that are being created by FAIF and that will have nominal assets and liabilities at the Closing. The following table sets forth, as of June 30, 1997, (i) the capitalization of each of the four Qualivest Portfolios that will be reorganized into Existing FAIF Funds; (ii) the capitalization of each of the corresponding Existing FAIF Funds involved; and
(iii) the pro forma capitalization of each of the Existing FAIF Funds as adjusted to give effect to the Reorganization of the foregoing Portfolios. The capitalization of each Qualivest Portfolio and Existing FAIF Fund is likely to be different at the Closing as a result of daily share purchase and redemption activity in the Portfolios and the Funds as well as the effects of the Portfolios' and the Funds' other ongoing operations. Because the other two Qualivest Portfolios are to be reorganized into the New FAIF Funds, which will have nominal assets and liabilities before the Reorganization, information on the capitalization of these other Portfolios and Funds is not presented.

                                   TABLE II
                PRO FORMA CAPITALIZATION (AS OF JUNE 30, 1997)
                   (IN THOUSANDS, EXCEPT PER SHARE VALUES)

QUALIVEST LARGE COMPANIES VALUE FUND/FAIF STOCK FUND


                                  QUALIVEST
                                  PORTFOLIO     FAIF FUND      PRO FORMA

Class A Shares
  Net assets                      $  7,456      $   37,067     $   45,612
  Net asset value per share       $  14.89      $    26.45     $    26.45
  Shares outstanding                   501           1,402          1,725

Class B Shares(1)
  Net assets                            --      $   44,732     $   44,732
  Net asset value per share             --      $    26.28     $    26.28
  Shares outstanding                    --           1,702          1,702

Class C (Level Load)
Shares(2)
  Net assets                      $  1,089              --             --
  Net asset value per share       $  14.65              --             --
  Shares outstanding                    74              --             --

Institutional Class Shares(3)
  Net assets                      $170,601      $  983,755     $1,154,356
  Net asset value per share       $  14.98      $    26.45     $    26.45
  Shares outstanding                11,392          37,189         43,641
Total Net Assets                  $179,146      $1,065,554     $1,244,700

(1) Not offered by Qualivest.

(2) Not offered by FAIF.

(3) Class Y shares of Qualivest, Class C shares of FAIF.

QUALIVEST OPTIMIZED STOCK FUND/FAIF EQUITY INDEX FUND


                                  QUALIVEST
                                  PORTFOLIO     FAIF FUND     PRO FORMA

Class A Shares
  Net assets                      $  4,966      $ 12,938      $ 18,375
  Net asset value per share       $  15.90      $  19.41      $  19.41
  Shares outstanding                   312           666           946

Class B Shares(1)
  Net assets                            --      $ 17,485      $ 17,485
  Net asset value per share             --      $  19.33      $  19.33
  Shares outstanding                    --           904           904

Class C (Level Load)
Shares(2)
  Net assets                      $    471            --            --
  Net asset value per share       $  15.82            --            --
  Shares outstanding                    30            --            --

Institutional Class Shares(3)
  Net assets                      $321,290      $497,256      $818,546
  Net asset value per share       $  15.93      $  19.40      $  19.40
  Shares outstanding                20,173        25,632        42,197
Total Net Assets                  $326,727      $527,679      $854,406


(1) Not offered by Qualivest.

(2) Not offered by FAIF.

(3) Class Y shares of Qualivest, Class C shares of FAIF.

QUALIVEST INTERMEDIATE BOND FUND/FAIF INTERMEDIATE TERM INCOME FUND


                                  QUALIVEST
                                  PORTFOLIO     FAIF FUND     PRO FORMA


Class A Shares
  Net assets                      $    729      $  2,675      $  3,454
  Net asset value per share       $   9.94      $   9.88      $   9.88
  Shares outstanding                    73           271           349

Class B Shares(1)
  Net assets                            --      $      0      $      0
  Net asset value per share             --      $      0      $      0
  Shares outstanding                    --             0             0

Class C (Level Load)
Shares(2)
  Net assets                      $     50            --            --
  Net asset value per share       $   9.87            --            --
  Shares outstanding                     5            --            --

Institutional Class Shares(3)
  Net assets                      $184,010      $150,914      $334,924
  Net asset value per share       $  10.04      $   9.88      $   9.88
  Shares outstanding                18,324        15,268        33,889
Total Net Assets                  $184,789      $153,589      $338,378


(1) Not offered by Qualivest.

(2) Not offered by FAIF.

(3) Class Y shares of Qualivest, Class C shares of FAIF.



QUALIVEST DIVERSIFIED BOND FUND/FAIF FIXED INCOME FUND


                                  QUALIVEST
                                 PORTFOLIO     FAIF FUND     PRO FORMA

Class A Shares
  Net assets                      $    416      $  7,922      $  8,360
  Net asset value per share       $   9.91      $  10.78      $  10.78
  Shares outstanding                    42           735           776

Class B Shares(1)
  Net assets                            --      $ 15,163      $ 15,163
  Net asset value per share             --      $  10.72      $  10.72
  Shares outstanding                    --         1,414         1,414

Class C (Level Load)
Shares(2)
  Net assets                      $     22            --            --
  Net asset value per share       $   9.48            --            --
  Shares outstanding                     2            --            --

Institutional Class Shares(3)
  Net assets                      $250,526      $637,252      $887,778
  Net asset value per share       $  10.13      $  10.77      $  10.77
  Shares outstanding                24,740        59,155        82,425
Total Net Assets                  $250,964      $660,337      $911,301


(1) Not offered by Qualivest.

(2) Not offered by FAIF.

(3) Class Y shares of Qualivest, Class C shares of FAIF.

FEDERAL INCOME TAX TREATMENT. Consummation of the Reorganization with respect to each Qualivest Portfolio is subject to the condition that Qualivest and FAIF receive an opinion from Dorsey & Whitney LLP, counsel to FAIF, to the effect that, for federal income tax purposes: (i) the transfer of all of the assets and liabilities of each Qualivest Portfolio to its corresponding FAIF Fund in exchange for shares of the FAIF Fund and the distribution of these FAIF shares to shareholders of the Qualivest Portfolio, as described in the Reorganization Agreement, will constitute a reorganization within the meaning of Section 368(a)(1)(C), Section 368(a)(1)(D) or Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) no income, gain or loss will be recognized by the Qualivest Portfolios as a result of these transactions;
(iii) no income, gain or loss will be recognized by the FAIF Funds as a result of these transactions; (iv) no income, gain or loss will be recognized by the shareholders of each Qualivest Portfolio on the distribution to them of shares of the corresponding FAIF Fund in exchange for their shares of the Qualivest Portfolio (but shareholders of a Qualivest Portfolio subject to taxation will recognize income upon receipt of any net investment income or net capital gains of such Qualivest Portfolio which are distributed by such Qualivest Portfolio prior to the Closing); (v) the tax basis of FAIF Fund shares received by a shareholder of a Qualivest Portfolio will be the same as the tax basis of the shareholder's Qualivest Portfolio shares immediately before the Reorganization;
(vi) the tax basis to each FAIF Fund of the assets of the corresponding Qualivest Portfolio received pursuant to the Reorganization will be the same as the tax basis of the assets in the hands of the Qualivest Portfolio immediately before the Reorganization; (vii) a shareholder's holding period for FAIF Fund shares will be determined by including the period for which the shareholder held the Qualivest Portfolio shares exchanged therefor, provided the shareholder held the Qualivest Portfolio shares as a capital asset; (viii) each FAIF Fund's holding period with respect to the assets received in the Reorganization will include the period for which the assets were held by the corresponding Qualivest Portfolio, provided that each corresponding Qualivest Portfolio held such Portfolio assets as capital assets; and (ix) each FAIF Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the corresponding Qualivest Portfolio immediately before the Reorganization.

FAIF and Qualivest have not sought, and do not intend to seek, a ruling from the Internal Revenue Service ("IRS") concerning the tax treatment of the Reorganization. The opinion of counsel is not binding on the IRS and does not preclude the IRS from adopting a contrary position. Shareholders may wish to consult their own tax advisors concerning the potential tax consequences of the Reorganization to them, including state and local income tax consequences.


                       COMPARISON OF FAIF AND QUALIVEST

INVESTMENT OBJECTIVES AND POLICIES. The investment objectives, policies and restrictions of the FAIF Funds are, in general, similar to those of the Qualivest Portfolios. There are, however, certain differences, as noted above under "Summary -- Overview of FAIF and Qualivest." Other differences in the investment objectives, and in certain significant investment policies and restrictions, are discussed in Appendix IV to this Combined Proxy Statement/Prospectus.

Additional information with respect to the investment policies and restrictions of the four Existing FAIF Funds and of the Qualivest Portfolios is included in their respective Prospectuses, which have been incorporated herein by reference. Additional information with respect to the investment policies and restrictions of the New FAIF Funds is included in the preliminary prospectuses for the Class A and Class B shares and for the Institutional Class shares of such Funds, attached as Appendix VIII and Appendix IX, respectively, to this Combined Proxy Statement/Prospectus.

INVESTMENT ADVISORY FEES AND TOTAL EXPENSE RATIOS. Currently, FBNA serves as the investment adviser for each of the Existing FAIF Funds, and, after the Reorganization, FBNA will serve as the investment adviser to each of the New FAIF Funds, at the fee rates stated in Table III below. FBNA is also providing investment advisory services to the Qualivest Portfolios under the Interim Advisory Agreement.

Table III shows (i) the advisory fees in dollars actually paid by the Qualivest Portfolios for their latest fiscal year after waivers, (ii) the effective rate of advisory fees for the Qualivest Portfolios for their latest fiscal year after waivers, (iii) the current contractual advisory fee rates payable with respect to the

Qualivest Portfolios, (iv) the post-Reorganization contractual advisory fees payable with respect to the corresponding FAIF Funds, (v) the current total expense ratio of the Qualivest Portfolios after waivers and (vi) the pro forma total expense ratio of the corresponding FAIF Funds based upon the fee arrangements, including waivers and reimbursements, that will be in place upon consummation of the Reorganization. All fee rates are annualized, and are computed daily and payable monthly based on a Portfolio's or Fund's average daily net assets. Table III shows that while in several cases the contractual investment advisory fee rates of the FAIF Funds are higher than the contractual rates for the corresponding Qualivest Portfolios, in all cases except with respect to the Class A and Class Y shares of Qualivest Diversified Bond Fund, the total expense ratios of the FAIF Funds, after waivers, are expected to be less than the total expense ratios of the corresponding Qualivest Portfolios. In this regard, FBNA has agreed that for the period commencing on the Closing and continuing until September 30, 1998 (September 30, 1999 with respect to FAIF Fixed Income Fund), FBNA will waive fees and reimburse expenses to the FAIF Funds to the extent necessary to maintain the total expense ratios at the pro forma expense levels provided in Table III. In addition, FBNA has agreed that, from October 1, 1998 through September 30, 1999, it will waive fees and reimburse expenses to the extent necessary so that no FAIF Fund (other than FAIF Fixed Income Fund) will have ordinary expense ratios in excess of those currently applicable to its corresponding Qualivest Portfolio as set forth in Appendix V. Detailed pro forma expense information for each proposed reorganization is included in Appendix V to this Combined Proxy Statement/Prospectus.

                                  TABLE III
              INVESTMENT ADVISORY AND TOTAL EXPENSE INFORMATION


                                                    EFFECTIVE RATE                          POST-
                                ADVISORY FEES        OF ADVISORY           CURRENT      REORGANIZATION    CURRENT TOTAL
                               FOR FISCAL YEAR   FEES FOR FISCAL YEAR    CONTRACTUAL     CONTRACTUAL     FUND OPERATING
                                ENDED 7/31/96       ENDED 7/31/96         ADVISORY         ADVISORY         EXPENSES
NAME OF QUALIVEST PORTFOLIO    (AFTER WAIVERS)     (AFTER WAIVERS)        FEE RATE         FEE RATE      (AFTER WAIVERS)

Qualivest Small                  $2,121,590              0.80%              0.80%            0.70%            1.33%
Companies Value                                                                                             (Class A)
Fund                                                                                                          2.08%
                                                                                                            (Class C)
                                                                                                              1.08%
                                                                                                            (Class Y)

Qualivest Large                  $  801,854              0.60%              0.75%            0.70%            1.18%
Companies Value                                                                                             (Class A)
Fund                                                                                                          1.93%
                                                                                                            (Class C)
                                                                                                              0.93%
                                                                                                            (Class Y)

Qualivest Optimized              $  957,926              0.30%              0.50%            0.70%            0.84%
Stock Fund                                                                                                  (Class A)
                                                                                                              1.59%
                                                                                                            (Class C)
                                                                                                              0.60%
                                                                                                            (Class Y)

Qualivest                        $  898,208              0.45%              0.60%            0.70%            1.01%
Intermediate Bond                                                                                           (Class A)
Fund                                                                                                          1.76%
                                                                                                            (Class C)
                                                                                                              0.76%
                                                                                                            (Class Y)

Qualivest Diversified            $  829,165              0.30%              0.60%            0.70%            0.85%
Bond Fund                                                                                                   (Class A)
                                                                                                              1.58%
                                                                                                            (Class C)
                                                                                                              0.61%
                                                                                                            (Class Y)

Qualivest                        $  653,161              0.30%              0.60%            0.70%            1.06%
International                                                                                               (Class A)
Opportunities Fund                                                                                            1.78%
                                                                                                            (Class C)
                                                                                                              0.81%
                                                                                                            (Class Y)



                       (WIDE TABLE CONTINUED FROM ABOVE)


                                 PRO FORMA
                                   TOTAL
                              FUND OPERATING
                                  EXPENSES
                                (AFTER WAIVERS)

NAME OF QUALIVEST PORTFOLIO


Qualivest Small                      1.15%
Companies Value                    (Class A)
Fund                                 1.15%
                                   (Class A)
                                     0.90%
                               (Institutional Class)

Qualivest Large                      1.05%
Companies Value                    (Class A)
Fund                                 1.05%
                                   (Class A)
                                     0.80%
                                (Institutional Class)

Qualivest Optimized                  0.60%
Stock Fund                         (Class A)
                                     0.60%
                                   (Class A)
                                     0.35%
                                (Institutional Class)

Qualivest                            0.70%
Intermediate Bond                  (Class A)
Fund                                 0.70%
                                   (Class A)
                                     0.70%
                                (Institutional Class)

Qualivest Diversified                0.95%
Bond Fund                          (Class A)
                                     0.95%
                                   (Class A)
                                     0.70%
                                (Institutional Class)

Qualivest                            1.00%
International                      (Class A)
Opportunities Fund                   1.00%
                                   (Class A)
                                     0.75%
                                (Institutional Class)

FAIF FUNDS' INVESTMENT ADVISORY AGREEMENT. After the Closing, FBNA will serve as the investment adviser for each investment portfolio of FAIF, including the New FAIF Funds, pursuant to the FAIF Funds' Investment Advisory Agreement. As set forth in Table III, the contractual fee rates of the FAIF Funds differ from those of the corresponding Qualivest Portfolios. In addition, there are certain differences between the Interim Advisory Agreement and the FAIF Funds' Investment Advisory Agreement. The significant differences between these Agreements are summarized and compared in Appendix VI to this Combined Proxy Statement/Prospectus.

INFORMATION ABOUT FBNA AND OTHER SERVICE PROVIDERS. FBNA acts as the investment adviser to the FAIF Funds through its First Asset Management group. FBNA has acted as an investment adviser to FAIF since its inception in 1987 and has acted as investment adviser to First American Funds, Inc. since 1982 and to First American Strategy Funds, Inc. since 1996. Additional information about FBNA is set forth above under "Information Relating to the Interim Advisory Agreement -- Information About FBNA."

The Glass-Steagall Act generally prohibits banks from engaging in the business of underwriting, selling or distributing securities and from being affiliated with companies principally engaged in those activities. In addition, administrative and judicial interpretations of the Glass-Steagall Act prohibit bank holding companies and their bank and nonbank subsidiaries from organizing, sponsoring or controlling registered open-end investment companies that are continuously engaged in distributing their shares. Bank holding companies and their bank and nonbank subsidiaries may serve, however, as investment advisers to registered investment companies, subject to a number of terms and conditions.

Although the scope of the prohibitions and limitations imposed by the Glass-Steagall Act has not been fully defined by the courts or the appropriate regulatory agencies, FAIF has received an opinion from its counsel that FBNA and its affiliates are not prohibited from performing the services contemplated by the FAIF Funds' Investment Advisory Agreement and the prospectuses for the FAIF Funds. In the event of changes in federal or state statutes or regulations or judicial and administrative interpretations or decisions pertaining to permissible activities of bank holding companies and their bank and nonbank subsidiaries, FBNA and its affiliates might be prohibited from continuing these arrangements. In that event, it is expected that the Board of Directors would make other arrangements and that shareholders would not suffer adverse financial consequences.

The other service providers for the Qualivest Portfolios and the FAIF Funds are different, as set forth in the following table.

                           OTHER SERVICE PROVIDERS
                   FOR QUALIVEST PORTFOLIOS AND FAIF FUNDS


                           QUALIVEST PORTFOLIOS                FAIF FUNDS
Distributor                BISYS Fund Services                 SEI Investments Distribution Co.
Administrator              BISYS Fund Services                 SEI Investments Management Corporation
Transfer Agent             BISYS Fund Services Ohio, Inc.      DST Systems, Inc.
Custodian                  United States National Bank         First Trust National Association
                            of Oregon
Independent Auditors       Deloitte & Touche LLP               KPMG Peat Marwick LLP


BISYS Fund Services, a division of BISYS Group, Inc., maintains offices at 3435 Stelzer Road, Columbus, Ohio 43219-3035. SEI Investments Distribution Co. and SEI Investments Management Corporation, wholly owned subsidiaries of SEI Investments Company, are located at Oaks, Pennsylvania 19456.

SHARE STRUCTURE. Both Qualivest and FAIF are registered as open-end management investment companies under the 1940 Act. Each offers its shares in a number of separate investment portfolios, or "funds."

Qualivest is organized as a Massachusetts business trust and is subject to the provisions of its Declaration of Trust and By-Laws. Qualivest is authorized to issue an unlimited number of units of beneficial interest (referred to herein as shares), without par value, which may be divided into separate portfolios and separate classes of shares. FAIF is organized as a corporation under the laws of the State of Maryland and is subject to the provisions of its Amended and Restated Articles of Incorporation, as amended and supplemented, and Bylaws. FAIF is authorized to issue 120 billion shares, par value $.0001 per share, which may be divided into separate funds and separate classes of shares. Although the rights of shareholders of a Maryland corporation vary in certain respects from the rights of shareholders of a Massachusetts business trust, the attributes of a share of common stock in FAIF are comparable to those of a share of beneficial interest in Qualivest, except that there are differences with respect to voting rights. Shares of the FAIF Funds are entitled to one vote for each share held and fractional votes for fractional shares held. Shares of the Qualivest Portfolios are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. Shareholders of both the Qualivest Portfolios and the FAIF Funds will vote in the aggregate and not by portfolio or class except as otherwise required by law or when portfolio or class voting is permitted by their Board of Trustees/Directors. Shares of both the Qualivest Portfolios and the FAIF Fund have noncumulative voting rights. In addition, shares of the FAIF Funds have no pre-exemptive rights and shares of the Qualivest Portfolios and the FAIF Funds have only such conversion and exchange rights and, with respect to the Qualivest Portfolios, preemptive rights, as the Board of Trustees of Qualivest or the Board of Directors of FAIF, respectively, may grant in their discretion. When issued for payment or in accordance with their dividend reinvestment plans, as described in their respective prospectuses, FAIF Fund shares and Qualivest Portfolio shares are fully paid and non-assessable except, with respect to the Qualivest Portfolios, as required under Massachusetts law.

Under Maryland law, FAIF Fund shareholders have no personal liability for FAIF's acts or obligations. Under Massachusetts law, shareholders of Qualivest could, under certain circumstances, be held personally liable for the obligations of Qualivest. However, Qualivest's Declaration of Trust provides that shareholders shall not be subject to any personal liability for the obligations of Qualivest. The Declaration of Trust also provides for indemnification out of the property of a Qualivest Portfolio of any shareholder held personally liable by reason of being or having been a shareholder of the Portfolio. Thus, the risk of a shareholder incurring a financial loss on account of shareholder liability is limited to circumstances in which a Qualivest Portfolio itself would be unable to meet its obligations.

The FAIF Funds offer separate share classes in order to allocate certain expenses, such as distribution payments, shareholder servicing fees and other "class" expenses, to the different shareholder groups for which the fees and expenses are incurred. In this regard, FAIF's Board of Directors has authorized the issuance of three classes of shares in each of the FAIF Funds (Class A, Class B and Institutional Class shares). No Qualivest Portfolio shareholders will receive Class B shares in the Reorganization. Each share of a class of an FAIF Fund represents an equal proportionate interest in the Fund with other shares of the same class and is entitled to cash dividends and distributions earned on such shares as are declared in the discretion of the FAIF Board of Directors.

Shares of each class of an FAIF Fund bear a pro rata portion of all operating expenses paid by the Fund except for distribution payments and shareholder servicing fees paid on Class A or Class B shares and other "class" expenses that are allocated to a particular share class. Institutional Class shares do not have a distribution or shareholder servicing plan.

Additional information concerning the attributes of the shares issued by Qualivest and the Existing FAIF Funds is included in their respective Prospectuses, as supplemented to the date hereof, which are incorporated herein by reference. Additional information concerning the attributes of the shares issued by the New FAIF Funds is included in the preliminary prospectuses of the Class A and Class B shares and of the Institutional Class shares attached as Appendix VIII and Appendix IX, respectively, to this Combined Proxy Statement/Prospectus. Shareholders may obtain copies of FAIF's Amended and Restated Articles of Incorporation and Bylaws and Qualivest's Declaration of Trust and By-Laws from FAIF upon written request at its principal office.

DISTRIBUTION PLANS. FAIF and Qualivest have adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act. The FAIF Funds maintain a Distribution Plan for their Class A shares. There is no Distribution Plan for the Institutional Class shares of the FAIF Funds. Pursuant to the Distribution Plan adopted for the Class A shares, each FAIF Fund pays the distributor of the Fund's shares a shareholder servicing fee monthly at an annual rate of 0.25% of the average daily net assets of the Fund's Class A shares. The shareholder servicing fee is intended to compensate the distributor for ongoing servicing and/or maintenance of shareholder accounts and may be used by the distributor to provide compensation to institutions through which shareholders hold their shares for ongoing servicing and/or maintenance of shareholder accounts. The shareholder servicing fee may be used to provide compensation for shareholder servicing provided by "one-stop" mutual fund networks through which the FAIF Funds are made available. The FAIF Funds also maintain a Distribution Plan for their Class B shares, which are not being issued in the Reorganization.

Qualivest has adopted Distribution and Shareholder Service Plans with respect to the Class A shares (the "Class A Plans") and the Class C shares (the "Class C Plans") of each Qualivest Portfolio. The Class Y shares of the Qualivest Portfolios are not subject to a Distribution and Shareholder Service Plan. However, each Portfolio has adopted, but not implemented, a plan under which up to 0.25% of its average daily net assets attributable to Class Y shares may be expended to procure shareholder services.

Pursuant to Qualivest's Class A Plans, each Portfolio is authorized to pay or reimburse the distributor of the Class A shares for certain expenses incurred in connection with shareholder servicing and distribution services. Payments under the Class A Plans are calculated daily and paid monthly at an annual rate not to exceed 0.25 % of the average daily net assets of the Class A shares of the Portfolio.

Pursuant to Qualivest's Class C Plans, each Qualivest Portfolio is authorized to pay or reimburse the distributor of the Class C shares (i) a distribution fee in an amount not to exceed on an annual basis 0.75% of the average daily net assets of the Class C shares of a Portfolio, and (ii) a service fee in an amount not to exceed on an annual basis 0.25% of the average daily net assets of the Class C shares of a Portfolio. Payments under the plan are calculated daily and paid monthly. Actual distribution expenses for Class C shares at any given time may exceed the Rule 12b-1 fees paid under a Class C Plan and payments received pursuant to contingent deferred sales charges ("CDSCs") on Class C shares. These unrecovered amounts plus interest thereon will be carried forward and paid from future Rule 12b-1 fees and CDSCs. No unrecovered amounts will be carried forward beyond the date of the Reorganization.

Payments to the distributor of Qualivest Portfolio shares pursuant to Qualivest's Class A and Class C Plans are used (i) to compensate banks, broker-dealers and other institutions for providing distribution assistance relating to Qualivest Portfolio shares, (ii) for promotional activities intended to result in the sales of Qualivest Portfolio shares, such as to pay for the preparation, printing and distribution of prospectuses to other than current Qualivest Portfolio shareholders, and (iii) to compensate banks, broker-dealers and other institutions for providing shareholder services with respect to their customers who are, from time to time, beneficial and record holders of shares of the Portfolios.

SHAREHOLDER TRANSACTIONS AND SERVICES. The respective purchase, redemption, exchange, dividend and other policies and procedures of the FAIF Funds and the corresponding Qualivest Portfolios are generally similar. These policies and procedures are more fully set forth in Appendix VII to this Combined Proxy Statement/Prospectus.

Qualivest Portfolios' Class A and Class C shareholders will receive Class A shares of the FAIF Funds in connection with the Reorganization. As shown in Appendix VII, there are differences in the sales charge structures applicable to these shares. The Class A shares of the Qualivest Portfolios and the FAIF Funds are sold with a front-end sales charge. For purchases of less than $50,000, the front-end sales charge applicable to new purchases of Class A shares of the equity FAIF Funds is the same as the front-end sales charge applicable to Class A shares of the equity Qualivest Portfolios. However, for purchases of $50,000 or more, the front-end sales charge is greater for the FAIF Funds. For funds investing primarily in debt securities, the front-end sales charge applicable to Class A shares is generally greater for the FAIF Funds. Qualivest Portfolios' Class C shares are not subject to a front-end sales charge, but are subject to a CDSC if shares are redeemed less than one year after purchase. In addition, as discussed above, Class C shares are subject to higher Rule 12b-1 fees than the Class A shares of either the Qualivest Portfolios or the FAIF Funds. NO FRONT-END OR CONTINGENT DEFERRED SALES CHARGE WILL BE IMPOSED ON ANY OF THE FAIF FUND SHARES THAT ARE ISSUED TO QUALIVEST SHAREHOLDERS IN CONNECTION WITH THE REORGA-

NIZATION. Qualivest Portfolios' Class Y shareholders will receive Institutional Class shares of the FAIF Funds in connection with the Reorganization. The Qualivest Class Y shares and the FAIF Institutional Class shares are sold at net asset value without any front-end sales charge or CDSC.

Purchase, redemption and exchange procedures for the Qualivest Portfolios are generally similar to those for the FAIF Funds. However, the minimum purchase amount is lower for the Class A and Class C shares of the Qualivest Portfolios than for the Class A shares of the FAIF Funds. The minimum purchase required to open an account generally is $500 for the Class A and Class C shares of the Qualivest Portfolios and $1,000 for the Class A shares of the FAIF Funds. Subsequent purchases generally require a minimum payment of $100 in both instances.

There are also some differences in the dividend policies of the Qualivest Portfolios and the FAIF Funds. For Qualivest Intermediate Bond Fund and Qualivest Diversified Bond Fund, and for their corresponding FAIF Funds, net income dividends are declared and paid monthly. For the other Qualivest Portfolios, which invest primarily in equity securities, net income dividends are declared and paid quarterly. For FAIF Stock Fund and Equity Index Fund, however, dividends are declared and paid monthly. The other FAIF Funds that invest primarily in equity securities declare and pay dividends quarterly. For all Funds and Portfolios, distributions of any net realized long-term capital gains are made at least once annually.


                    INFORMATION RELATING TO VOTING MATTERS

GENERAL INFORMATION. This Combined Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies for the Meeting by the Board of Trustees of Qualivest. It is expected that the solicitation of proxies will be primarily by mail. Officers and service contractors of Qualivest and FAIF also may solicit proxies by telephone, telegraph or personal interview. In this connection, Qualivest has retained _______ to assist in the solicitation of proxies for the Reorganization. The cost of solicitation is estimated to be _______ and will be borne by FBNA. Shareholders may vote by marking, signing, dating and returning the enclosed Proxy Ballot in the enclosed postage-paid envelope. Any shareholder giving a proxy may revoke it at any time before it is exercised by submitting to Qualivest a written notice of revocation or a subsequently executed proxy or by attending the Meeting and voting in person.

Only shareholders of record at the close of business on      , 1997 will be
entitled to vote at the Meeting. On that date, the following shares of the Qualivest Portfolios were outstanding and entitled to be voted:


NAME OF PORTFOLIO AND CLASS                 SHARES ENTITLED TO VOTE

Small Companies Value Fund --
  Class A Shares
  Class C Shares
  Class Y Shares

Large Companies Value Fund --
  Class A Shares
  Class C Shares
  Class Y Shares

Optimized Stock Fund --
  Class A Shares
  Class C Shares
  Class Y Shares

Intermediate Bond Fund --
  Class A Shares
  Class C Shares
  Class Y Shares

Diversified Bond Fund --
  Class A Shares
  Class C Shares
  Class Y Shares

International Opportunities Fund --
  Class A Shares
  Class C Shares
  Class Y Shares

Shares are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested.

If the accompanying proxy is executed and returned in time for the Meeting, the shares covered thereby will be voted in accordance with the proxy on all matters that may properly come before the Meeting.

SHAREHOLDER AND BOARD APPROVALS. Pursuant to the Application, and the conditions under which the Order was granted by the SEC, the Interim Advisory Agreement is being submitted for the ratification and approval of the shareholders of each of the Qualivest Portfolios. The Interim Advisory Agreement must be ratified and approved by a majority of the outstanding shares of a Qualivest Portfolio in order to remain effective with respect to such Portfolio. In the event the Interim Advisory Agreement is not ratified and approved with respect to a Qualivest Portfolio, the Interim Advisory Agreement will terminate, the investment advisory fees accrued under such Agreement and held in escrow with respect to that Portfolio will be returned to the Portfolio, and Qualivest's Board of Trustees will consider what actions should be taken with respect to management of the assets of the Qualivest Portfolio until a new investment advisory agreement is approved by the shareholders of that Portfolio or the Reorganization occurs.

The Reorganization Agreement is being submitted for approval at the Meeting by the shareholders of each of the Qualivest Portfolios pursuant to the provisions of Qualivest's Declaration of Trust. The Reorganization Agreement must be approved by a majority of the outstanding shares of the Qualivest Portfolios voting separately on a portfolio-by-portfolio basis. The Reorganization Agreement provides that in the event the Reorganization Agreement is approved with respect to some but not all of the Qualivest Portfolios, the Board of Directors of FAIF and the Board of Trustees of Qualivest may, in the exercise of their reasonable business judgment, either abandon the Reorganization Agreement with respect to all of the Qualivest Portfolios or direct that the Reorganization and the other transactions described in the Reorganization Agreement be consummated to the extent they deem advisable.

The term "majority of the outstanding shares" of a particular Qualivest Portfolio means the lesser of (i) 67% of the shares of the Portfolio present at the Meeting if the holders of more than 50% of the outstanding shares of such Portfolio are present or (ii) more than 50% of the outstanding shares of the Portfolio, as applicable. The vote of the shareholders of the FAIF Funds is not being solicited, since their approval or consent is not necessary for the Reorganization.

The approval of the Reorganization Agreement by the Board of Trustees of Qualivest is discussed above under "Information Relating to the Proposed Reorganization -- Board Considerations." The Reorganization Agreement was unanimously approved by the Board of Directors of FAIF at a meeting held on [August 14], 1997.

As of ______ , 1997, the officers and Trustees of Qualivest as a group owned less than 1% of each Qualivest Portfolio. As of ______ , 1997, the officers and Directors of FAIF as a group owned less than 1% of each FAIF Fund. Table IV(A) shows the name, address and share ownership of each person known to Qualivest to have beneficial or record ownership with respect to 5% or more of a class of a Portfolio as of ______ , 1997. Table IV(B) shows the name, address and share ownership of each person known to FAIF to have beneficial or record ownership with respect to 5% or more of a class of a Fund as of _____________ , 1997.

                                 TABLE IV(A)
           QUALIVEST PORTFOLIOS -- 5% OWNERSHIP AS OF       , 1997


                                           CLASS AND AMOUNT OF                                           PERCENTAGE
                            NAME AND        SHARES OWNED AND        PERCENTAGE        PERCENTAGE        OF PORTFOLIO
  QUALIVEST PORTFOLIO        ADDRESS        TYPE OF OWNERSHIP        OF CLASS        OF PORTFOLIO       POST-CLOSING





                                 TABLE IV(B)
               FAIF FUNDS -- 5% OWNERSHIP AS OF      , 1997



                                 CLASS AND AMOUNT OF                                           PERCENTAGE
                  NAME AND        SHARES OWNED AND        PERCENTAGE        PERCENTAGE        OF PORTFOLIO
   FAIF FUND       ADDRESS        TYPE OF OWNERSHIP        OF CLASS        OF PORTFOLIO       POST-CLOSING




For purposes of the 1940 Act, any person who owns directly or through one or more controlled companies more than 25% of the voting securities of a company is presumed to "control" such company. Under this definition, _____________ and its affiliates may be deemed to be controlling persons of each of the FAIF Funds and Qualivest Portfolios.

QUORUM. In the event that a quorum is not present at the Meeting, or in the event that a quorum is present at the Meeting but sufficient votes to approve the Interim Advisory Agreement or the Reorganization Agreement are not received with respect to one or more of the Qualivest Portfolios, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment(s) will require the affirmative vote of a majority of those shares affected by the adjournment(s) that are represented at the Meeting in person or by proxy. If a quorum is present, the persons named as proxies will vote those proxies which they are entitled to vote FOR the particular proposal for which a quorum exists in favor of such adjournment(s), and will vote those proxies required to be voted AGAINST such proposal against any adjournment(s). A shareholder vote may be taken with respect to one or more Qualivest Portfolios (but not the other Qualivest Portfolios) on some or all matters before any such adjournment(s) if sufficient votes have been received for approval. A quorum is constituted with respect to a Qualivest Portfolio by the presence in person or by proxy of the holders of more than 50% of the outstanding shares of the Portfolio entitled to vote at the Meeting. For purposes of determining the presence of a quorum for transacting business at the Meeting, abstentions will be treated as shares that are present at the Meeting but which have not been voted. Abstentions will have the effect of a "no" vote for purposes of obtaining the requisite approvals. Broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will not be treated as shares that are present at the Meeting and, accordingly, could make it more difficult to obtain the requisite approvals.

ANNUAL MEETINGS. Shareholder meetings are not required by Qualivest's Declaration of Trust or other authority except, under certain circumstances, to elect Trustees, amend the Declaration of Trust, approve an investment advisory agreement and to satisfy certain other requirements. Qualivest will call a special shareholder meeting for purposes of considering the removal of one or more Trustees upon the written request of shareholders holding not less than 10% of the outstanding votes of Qualivest. Similarly, under the laws of the State of Maryland and FAIF's Amended and Restated Articles of Incorporation, FAIF is not required to hold shareholder meetings unless they (i) are required by the 1940 Act, or (ii) are requested in writing by the holders of 25% or more of the outstanding shares of FAIF.

INTERESTS OF CERTAIN PERSONS. The following receive payments from the FAIF Funds for services rendered pursuant to contractual arrangements with the Funds: FBNA, as the adviser of each Fund, receives payments for its investment advisory and management services; SEI Investments Distribution Co., as the distributor for each Fund, receives payments for providing distribution services; SEI Investments Management Corporation, in its capacity as the administrator for each Fund, receives payments for providing shareholder servicing, legal and accounting and other administrative personnel and services; DST Systems, Inc., in its capacity as transfer and dividend disbursing agent for each Fund, receives payments for providing transfer agency and dividend disbursing services; and First Trust National Association, a subsidiary of New U.S. Bancorp, receives payments for providing custodial services for each Fund, and may also act as securities lending agent in connection with the Funds' securities lending transactions and receive, as compensation for such securities lending services, fees based on a percentage of the Funds' income from such securities lending transactions.


                        ADDITIONAL INFORMATION ABOUT FAIF

Additional information about the Existing FAIF Funds is included in Prospectuses and Statement of Additional Information dated January 31, 1997, as supplemented through the date hereof, copies of which, to the extent not included herewith, may be obtained without charge by writing to FAIF, c/o SEI Investments Distribution Co., Oaks, Pennsylvania 19456, or by calling 1-800-637-2548. FAIF is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, and in accordance therewith it files reports, proxy materials and other information with the SEC. Reports and other information filed by FAIF can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, these materials can be inspected and copied at the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

Information included in this Combined Proxy Statement/Prospectus concerning FAIF was provided by FAIF.

                    ADDITIONAL INFORMATION ABOUT QUALIVEST

Additional information about the Qualivest Portfolios is included in the Prospectuses, dated December 1, 1996, as supplemented through the date hereof, which have been filed with the SEC. Copies of these Prospectuses and the related Statement of Additional Information may be obtained without charge by writing to Qualivest Funds, c/o BISYS Fund Services, 3435 Stelzer Road, Columbus, Ohio 43219-3035 or by calling 1-800-743-8637. Reports and other information filed by Qualivest can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the offices of Qualivest Funds listed above. In addition, these materials can be inspected and copied at the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

Information included in this Combined Proxy Statement/Prospectus concerning Qualivest was provided by Qualivest.

                             FINANCIAL STATEMENTS

The audited statements of assets and liabilities, including the schedules of investments in securities, of the Qualivest Portfolios as of July 31, 1996, and of the Existing FAIF Funds as of September 30, 1996, and the related statements of operations for the respective years then ended, the statements of changes in net assets for each of the periods indicated therein, and the financial highlights for the periods indicated therein, as included in the July 31, 1996 Annual Report of Qualivest and the September 30, 1996 Annual Report of FAIF, have been incorporated by reference into this Combined Proxy Statement/Prospectus in reliance on the respective reports of Deloitte & Touche LLP, independent auditors for Qualivest, and KPMG Peat Marwick LLP, independent auditors for FAIF, given on the authority of such firms as experts in accounting and auditing. In addition, the unaudited January 31, 1997 financial statements of Qualivest Portfolios and the unaudited March 31, 1997 financial statements of the Existing FAIF Funds, as included in the January 31, 1997 Semi-Annual Report of Qualivest and the March 31, 1997 Semi-Annual Report of FAIF, are incorporated herein by reference.

                                OTHER BUSINESS

Qualivest's Board of Trustees knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, it is the intention that proxies which do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

                            SHAREHOLDER INQUIRIES

Shareholder inquiries may be addressed to Qualivest Funds or to First American Investment Funds, Inc. in writing at the appropriate addresses on the cover page of this Combined Proxy Statement/Prospectus or by telephoning Qualivest at 1-800-743-8637 or FAIF at 1-800-637-2548.

                                    * * *

SHAREHOLDERS WHO DO NOT EXPECT TO BE PRESENT AT THE MEETING ARE REQUESTED TO MARK, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. SHAREHOLDERS ALSO MAY RETURN PROXIES BY TELEFAX OR VOTE BY TELEPHONE.

QUALIVEST FUNDS WILL FURNISH, WITHOUT CHARGE, COPIES OF ITS JULY 31, 1996 ANNUAL SHAREHOLDERS REPORT AND ITS JANUARY 31, 1997 SEMI-ANNUAL SHAREHOLDERS REPORT TO ANY SHAREHOLDER UPON REQUEST ADDRESSED TO 3435 STELZER ROAD, COLUMBUS, OHIO 43219 OR BY TELEPHONE AT 1-800-743-8637.

                                                                    APPENDIX I

                        INVESTMENT ADVISORY AGREEMENT

AGREEMENT made this 1st day of August, 1997, between QUALIVEST FUNDS (the "Trust"), a Massachusetts business trust having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219-3035, and FIRST BANK NATIONAL ASSOCIATION (the "Investment Adviser"), a national banking association, having its principal place of business at First Bank Place, 601 Second Avenue South, Minneapolis, Minnesota 55402.

WHEREAS, the Trust is registered as an open-end, management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Trust desires to retain the Investment Adviser to furnish investment advisory and administrative services to newly created investment portfolios of the Trust and may retain the Investment Adviser to serve in such capacity with respect to certain additional investment portfolios of the Trust, all as now or hereafter may be identified in Schedule A hereto as such Schedule may be amended from time to time (individually referred to herein as a "Fund" and collectively referred to herein as the "Funds") and the Investment Adviser represents that it is willing and possesses legal authority to so furnish such services without violation of applicable laws and regulations;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1. APPOINTMENT. The Trust hereby appoints the Investment Adviser to act as investment adviser to the Funds for the period and on the terms set forth in this Agreement. The Investment Adviser accepts such appointment and agrees to furnish the services herein set forth for the compensation herein provided. Additional investment portfolios may from time to time be added to those covered by this Agreement by the parties executing a new Schedule A which shall become effective upon its execution and shall supersede any Schedule A having an earlier date.

2. DELIVERY OF DOCUMENTS. The Trust has furnished the Investment Adviser with copies properly certified or authenticated of each of the following:

     (a) the Trust's Agreement and Declaration of Trust, dated as of May 19, 1994, and any and all amendments thereto or restatements thereof (such Declaration, as presently in effect and as it shall from time to time be amended or restated, is herein called the "Declaration of Trust");

     (b)  the Trust's By-Laws and any amendments thereto;

     (c) resolutions of the Trust's Board of Trustees authorizing the appointment of the Investment Adviser and approving this Agreement;

     (d) the Trust's Notification of Registration on Form N-8A under the 1940 Act as filed with the Securities and Exchange Commission (the "Commission") on May 20, 1994, and all amendments thereto;

     (e) the Trust's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and under the 1940 Act as filed with the Commission and all amendments thereto (the "Registration Statement"); and

     (f) the most recent Prospectus and Statement of Additional Information of each of the Funds (such Prospectus and Statement of Additional Information, as presently in effect, and all amendments and supplements thereto, are herein collectively called the "Prospectus").

The Trust will furnish the Investment Adviser from time to time with copies of all amendments of or supplements to the foregoing.

3. MANAGEMENT. Subject to the supervision of the Trust's Board of Trustees, the Investment Adviser will provide a continuous investment program for the Funds, including investment research and management with respect to all securities and investments and cash equivalents in the Funds. The Investment Adviser will determine from time to time what securities and other investments will be purchased, retained or sold by the Trust with respect to the Funds. The Investment Adviser will provide the services under this Agreement in accordance with each of the Fund's investment objectives, policies, and restrictions as stated in the Prospectus and resolutions of the Trust's Board of Trustees. The Investment Adviser further agrees that it:

     (a) will use the same skill and care in providing such services as it uses in providing services to fiduciary accounts for which it has investment responsibilities;

     (b) will conform with all applicable Rules and Regulations of the Commission under the 1940 Act and in addition will conduct its activities under this Agreement in accordance with any applicable regulations of any governmental authority pertaining to the investment advisory activities of the Investment Adviser;

     (c) will not make loans to any person to purchase or carry units of beneficial interest ("shares") in the Trust or make loans to the Trust;

     (d) will place or cause to be placed orders for the Funds either directly with the issuer or with any broker or dealer. In placing orders with brokers and dealers, the Investment Adviser will attempt to obtain prompt execution of orders in an effective manner at the most favorable price. Consistent with this obligation and to the extent permitted by the 1940 Act, when the execution and price offered by two or more brokers or dealers are comparable, the Investment Adviser may, in its discretion, purchase and sell portfolio securities to and from brokers and dealers who provide the Investment Adviser with research advice and other services. In no instance will portfolio securities be purchased from or sold to BISYS Fund Services, the Investment Adviser, or any affiliated person of the Trust, BISYS Fund Services or the Investment Adviser, except to the extent permitted by the 1940 Act and the Commission;

     (e) will maintain all books and records with respect to the securities transactions of the Funds and will furnish the Trust's Board of Trustees with such periodic and special reports as the Board may request;

     (f) will treat confidentially and as proprietary information of the Trust all records and other information relative to the Trust and the Funds and prior, present or potential shareholders, and will not use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where the Investment Adviser may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Trust;

     (g) will maintain its policy and practice of conducting its fiduciary functions independently. In making investment recommendations for the Funds, the Investment Adviser's personnel will not inquire or take into consideration whether the issuers of securities proposed for purchase or sale for the Trust's account are customers of the Investment Adviser or of its parent or its subsidiaries or affiliates. In dealing with such customers, the Investment Adviser and its parent, subsidiaries, and affiliates will not inquire or take into consideration whether securities of those customers are held by the Trust;

     (h) will promptly review all (1) current security reports, (2) summary reports of transactions and (3) current cash position reports upon receipt thereof from the Trust and will report any errors or discrepancies in such reports to the Trust or its designee within three (3) business days; and

     (i) will use its best efforts to obtain and provide to the Trust's fund accountant (1) dealer quotations, (2) prices from a pricing service,
          (3) matrix prices, or (4) any other price information believed to be reliable by the Investment Adviser with respect to any security held by a Fund, when requested to do so by the Trust's fund accountant.

4. SERVICES NOT EXCLUSIVE. The investment management services furnished by the Investment Adviser hereunder are not to be deemed exclusive, and the Investment Adviser shall be free to furnish similar services to others so long as its services under this Agreement are not impaired thereby.

5. BOOKS AND RECORDS. In compliance with the requirements of Rule 31a-3 under the 1940 Act, the Investment Adviser hereby agrees that all records which it maintains for the Funds are the property of the Trust and further agrees to surrender promptly to the Trust any of such records upon the Trust's request. The Investment Adviser further agrees to preserve for the periods prescribed by Rule 31a-2 under the 1940 Act the following records: (a) completed trade tickets for all portfolio transactions, (b) broker confirmations for individual and block trades, (c) credit files relating to (i) money market securities and their issuers, (ii) repurchase agreement counterparties and (iii) letter of credit providers, (d) transaction records indicating the method of allocation with respect to the selection of brokers, and (e) such other records that may be deemed necessary and appropriate by the parties to this Agreement.

6. EXPENSES. During the term of this Agreement, the Investment Adviser will pay all expenses incurred by it in connection with its activities under this Agreement other than the cost of securities (including brokerage commissions, if any) purchased for the Funds.

7. COMPENSATION. For the services provided and the expenses assumed pursuant to this Agreement, each of the Funds will pay the Investment Adviser and the Investment Adviser will accept as full compensation therefor a fee as set forth on Schedule A hereto. The obligation of each Fund to pay the above-described fee to the Adviser will begin as of the date of the initial public sale of shares in such Fund. The fee attributable to each Fund shall be the obligation of that Fund and not of any other Fund.

Pursuant to the terms of an order of exemption granted by the Commission in QUALIVEST FUNDS, ET AL., Investment Company Act Rel. No. 22771 (July 29, 1997), all fees payable under this Agreement by any Fund shall be payable to an independent escrow agent to be maintained in an interest-bearing escrow account until this Agreement is approved by shareholders in accordance with the provisions of Section 9 of this Agreement. If shareholders of any Fund fail to approve this Agreement, the escrow agent will pay to the Fund the applicable escrow amounts (including interest earned). The escrow agent will release the escrow funds only upon receipt of a certificate from officers of the Trust stating whether the escrowed funds are to be delivered to the Investment Adviser or to the Fund.

If in any fiscal year the aggregate expenses of any of the Funds (as defined under the securities regulations of any state having jurisdiction over the Trust) exceed the expense limitations of any such state, the Investment Adviser will reimburse the Fund for a portion of such excess expenses equal to such excess times the ratio of the fees otherwise payable by the Fund to the Investment Adviser hereunder to the aggregate fees otherwise payable by the Fund to the Investment Adviser hereunder and to BISYS Fund Services under the Management and Administration Agreement between BISYS Fund Services and the Trust. The obligation of the Investment Adviser to reimburse the Funds hereunder is limited in any fiscal year to the amount of its fee hereunder for such fiscal year, provided, however, that notwithstanding the foregoing, the Investment Adviser shall reimburse the Funds for such proportion of such excess expenses regardless of the amount of fees paid to it during such fiscal year to the extent that the securities regulations of any state having jurisdiction over the Trust so require. Such expense reimbursement, if any, will be estimated daily and reconciled and paid on a monthly basis.

8. LIMITATION OF LIABILITY. The Investment Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with the performance of this Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. It is further agreed that the Investment Adviser shall have no responsibility or liability for the accuracy or completeness of the Trust's Registration Statement under the 1940 Act and the 1933 Act, except for information supplied by the Investment Adviser for inclusion therein or information known by the Investment Adviser to be false or misleading. The Trust agrees to indemnify the Investment Adviser to the full extent permitted by the Trust's Declaration of Trust.

9. DURATION AND TERMINATION. This Agreement will become effective with respect to each Fund listed on Schedule A as of the date first written above (or, if a particular Fund is not in existence on that date, on the date a registration statement relating to that Fund becomes effective with the Commission) and, unless sooner terminated as provided herein, shall continue in effect for an initial period of 120 days, provided that this Agreement is approved by a majority of the outstanding voting securities of the applicable Fund. Thereafter, if not terminated, this Agreement shall continue in effect as to a particular Fund for successive one-year terms, only so long as such continuance is specifically approved at least annually (a) by the vote of a majority of those members of the Trust's Board of Trustees who are not parties to this Agreement or interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the vote of a majority of the Trust's Board of Trustees or by the vote of a majority of all votes attributable to the outstanding shares of such Fund. Notwithstanding the foregoing, this Agreement may be terminated as to a particular Fund at any time on sixty days' written notice, without the payment of any penalty, by the Trust (by vote of the Trust's Board of Trustees or by vote of a majority of the outstanding voting securities of such Fund) or by the Investment Adviser. This Agreement will immediately terminate in the event of its assignment. (As used in this Agreement, the terms "majority of the outstanding voting securities", "interested persons" and "assignment" shall have the same meanings as ascribed to such terms in the 1940 Act.)

10. INVESTMENT ADVISER'S REPRESENTATIONS. The Investment Adviser hereby represents and warrants that it is willing and possesses all requisite legal authority to provide the services contemplated by this Agreement without violation of applicable laws and regulations.

11. AMENDMENT OF THIS AGREEMENT. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

12. GOVERNING LAW. This Agreement shall be governed by and its provisions shall be construed in accordance with the laws of the Commonwealth of Massachusetts.

13. MISCELLANEOUS. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees, and this Agreement has been signed and delivered by an authorized officer of the Trust, acting as such, and neither such authorization by the Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust as provided in the Trust's Agreement and Declaration of Trust.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

[SEAL]                                          QUALIVEST FUNDS

                                                By: /s/ Irimga McKay

                                                Title: Chairman

[SEAL]                                          FIRST BANK NATIONAL ASSOCIATION

                                                By: /s/ Jeffrey M. Wilson

                                                Title: Vice President

                                                         Dated: August 1, 1997



                                  SCHEDULE A
                     TO THE INVESTMENT ADVISORY AGREEMENT
                         BETWEEN QUALIVEST FUNDS AND
                       FIRST BANK NATIONAL ASSOCIATION


                  NAME OF FUND                                          COMPENSATION

QualivestU.S. Treasury Money Market Fund         Annual rate of thirty five one-hundredths of one percent (.35%)
                                                 of the average daily net assets of such Fund.

Qualivest Money Market Fund                      Annual rate of thirty five one-hundredths of one percent (.35%)
                                                 of the average daily net assets of such Fund.

Qualivest Tax-Free Money Market Fund             Annual rate of thirty five one-hundredths of one percent (.35%)
                                                 of the average daily net assets of such Fund.

Qualivest Intermediate Bond Fund                 Annual rate of sixty one-hundredths of one percent (.60%)
                                                 of the average daily net assets of such Fund.

Qualivest Diversified Bond Fund                  Annual rate of sixty one-hundredths of one percent (.60%)
                                                 of the average daily net assets of such Fund.

Qualivest Tax-Free National Bond Fund            Annual rate of fifty one-hundredths of one percent (.50%)
                                                 of the average daily net assets of such Fund.

Qualivest Large Companies Growth Fund            Annual rate of one percent (1.00%) of the average daily net assets of such Fund.

Qualivest MicroCap Value Fund                    Annual rate of one percent (1.00%) of the average daily net assets of such Fund.

Qualivest Small Companies Value Fund             Annual rate of eighty one-hundredths of one percent (.80%)
                                                 of the average daily net assets of such Fund.

Qualivest Large Companies Value Fund             Annual rate of seventy five one-hundredths of  one percent (.75%)
                                                 of the average daily net assets of such Fund.

Qualivest Income Equity Value Fund               Annual rate of sixty one-hundredths of one percent (.60%)
                                                 of the average daily net assets of such Fund.

Qualivest International Opportunities Fund       Annual rate of sixty one-hundredths of one  percent (.60%)
                                                 of the average daily net assets of such Fund.

Qualivest Optimized Stock Fund                   Annual rate of fifty one-hundredths of one percent (.50%)
                                                 of the average daily net assets of such Fund.

Qualivest Allocated Conservative Fund            Annual rate of five one-hundredths of one percent (.05%) of the average daily net assets of such Fund.

Qualivest Allocated Balanced Fund                Annual rate of five one-hundredths of one percent (.05%) of the average daily net assets of such Fund.



                  NAME OF FUND                                          COMPENSATION

Qualivest Allocated Growth Fund                  Annual rate of five one-hundredths of one percent (.05%) of the average daily net assets of such Fund.

Qualivest Allocated Aggressive Fund              Annual rate of five one-hundredths of one percent (.05%) of the average daily net assets of such Fund.


All fees are computed daily and paid monthly.

                                            QUALIVEST FUNDS

                                            By: /s/ Irimga McKay

                                            Name: Irimga McKay

                                            Title: Senior Vice President

                                            FIRST BANK NATIONAL ASSOCIATION

                                            By: /s/ Jeffrey M. Wilson

                                            Name: Jeffrey M. Wilson

                                            Title: Vice President

                                                                   APPENDIX II

                 PRINCIPAL EXECUTIVE OFFICER AND DIRECTORS OF
                       FIRST BANK NATIONAL ASSOCIATION

The directors and the principal executive officer of FBNA are listed below, together with their addresses and principal occupations.


                                                                            OTHER POSITIONS AND OFFICES

NAME                           POSITIONS AND OFFICES WITH FBNA             AND PRINCIPAL BUSINESS ADDRESS
John F. Grundhofer       Chairman, President and Chief Executive      Chairman, President and Chief
                         Officer                                      Executive Officer of U.S. Bancorp*

Richard A. Zona          Director and Vice Chairman--Finance          Vice Chairman--Finance of U.S. Bancorp*

Philip G. Heasley        Director and Vice Chairman                   Vice Chairman and Group Head of the
                                                                      Retail Product Group of U.S. Bancorp*

Daniel C. Rohr           Director and Executive Vice President        Executive Vice President, Commercial
                                                                      Banking Group of U.S. Bancorp*

J. Robert Hoffman        Director, Executive Vice President and       Executive Vice President and Chief
                         Chief Credit Officer                         Credit Officer of U.S. Bancorp*

Lee R. Mitau             Director, Executive Vice President,          Executive Vice President, General
                         General Counsel and Secretary                Counsel and Secretary of U.S. Bancorp*

Susan E. Lester          Director, Executive Vice President and       Executive Vice President and Chief
                         Chief Financial Officer                      Financial Officer of U.S. Bancorp*

Robert D. Sznewajs       Director and Vice Chairman                   Vice Chairman of U.S. Bancorp*

Gary T. Duim             Director and Vice Chairman                   Vice Chairman of U.S. Bancorp*


* Address: 601 Second Avenue South, Minneapolis, Minnesota
55402.

                                                                  APPENDIX III

                     AGREEMENT AND PLAN OF REORGANIZATION
                                BY AND BETWEEN
                    FIRST AMERICAN INVESTMENT FUNDS, INC.
                                     AND
                                 QUALIVEST FUNDS


                      DATED: AS OF               , 1997


                              TABLE OF CONTENTS


SECTION                                                                     PAGE

    1.    CONVEYANCE OF ASSETS OF QUALIVEST FUNDS ............................ 2
    2.    LIQUIDATION OF QUALIVEST FUNDS ..................................... 4
    3.    EFFECTIVE TIME OF THE REORGANIZATION ............................... 4
    4.    CERTAIN REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF
           QUALIVEST ......................................................... 5
    5.    CERTAIN REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF FAIF ......... 7
    6.    SHAREHOLDER ACTION ................................................. 9
    7.    REGULATORY FILINGS ................................................. 9
    8.    FAIF CONDITIONS .................................................... 9
    9.    QUALIVEST CONDITIONS ...............................................12
   10.    FURTHER ASSURANCES .................................................13
   11.    INDEMNIFICATION ....................................................13
   12.    SURVIVAL OF REPRESENTATIONS AND WARRANTIES .........................13
   13.    TERMINATION OF AGREEMENT ...........................................13
   14.    AMENDMENT AND WAIVER ...............................................13
   15.    GOVERNING LAW ......................................................14
   16.    SUCCESSORS AND ASSIGNS .............................................14
   17.    BENEFICIARIES ......................................................14
   18.    BROKERAGE FEES AND EXPENSES ........................................14
   19.    QUALIVEST LIABILITY ................................................14
   20.    NOTICES ............................................................14
   21.    ANNOUNCEMENTS ......................................................15
   22.    ENTIRE AGREEMENT ...................................................15
   23.    COUNTERPARTS .......................................................15


This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this day of _______ , 1997 by and between Qualivest Funds ("Qualivest"), a Massachusetts business trust consisting of multiple investment portfolios including, among others, Small Companies Value Fund, Large Companies Value Fund, Optimized Stock Fund, Intermediate Bond Fund, Diversified Bond Fund and International Opportunities Fund (the "Qualivest Funds") and First American Investment Funds, Inc. ("FAIF"), a Maryland corporation consisting of multiple investment portfolios including, among others, Small Cap Value Fund, Stock Fund, Equity Index Fund, Intermediate Term Income Fund, Fixed Income Fund and International Index Fund (the "FAIF Funds").

WHEREAS, each of Qualivest and FAIF is an open-end management investment company registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, the parties desire that the assets and liabilities of each Qualivest Fund be conveyed to, and be acquired and assumed by, the respective FAIF Fund corresponding thereto, as stated herein, in exchange for shares of specified classes of the corresponding FAIF Fund which shall thereafter promptly be distributed by Qualivest to the shareholders of the corresponding classes of the Qualivest Fund in connection with its liquidation as described in this Agreement (the "Reorganization");

WHEREAS, the parties intend that the following FAIF Funds -- Small Cap Value Fund and International Index Fund -- shall have nominal assets and liabilities before the Reorganization and shall continue the investment operations of the corresponding Qualivest Funds thereafter, and that in this regard certain actions shall be taken as described in this Agreement;

WHEREAS, FAIF also maintains sixteen additional investment portfolios -- Balanced Fund, Asset Allocation Fund, Equity Income Fund, Diversified Growth Fund, Emerging Growth Fund, Regional Equity Fund, Special Equity Fund, Technology Fund, Health Sciences Fund, Real Estate Securities Fund, International Fund, Limited Term Income Fund, Intermediate Government Bond Fund, Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund and Colorado Intermediate Tax Free Fund -- that are not parties to the Reorganization; and

WHEREAS, Qualivest also maintains seven additional investment portfolios that have commenced operations -- U.S. Treasury Money Market Fund, Money Market Fund, Tax-Free Money Market Fund, Allocated Conservative Fund, Allocated Balanced Fund, Allocated Growth Fund and Allocated Aggressive Fund -- that are not parties to the Reorganization but that are being reorganized into series of First American Funds, Inc. or First American Strategy Funds, Inc.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and subject to the terms and conditions hereof, the parties hereto, intending to be legally bound, agree as follows:

1. CONVEYANCE OF ASSETS OF QUALIVEST FUNDS. (a) At the Effective Time of the Reorganization, as defined in Section 3, all assets of every kind, and all interests, rights, privileges and powers of each of the Qualivest Funds, subject to all liabilities of such Portfolios, whether accrued, absolute, contingent or otherwise existing as of the Effective Time of the Reorganization, which liabilities shall include any obligation of the Qualivest Funds to indemnify Qualivest's trustees and officers acting in their capacities as such to the fullest extent permitted by law and Qualivest's Declaration of Trust as in effect on the date hereof (such assets subject to such liabilities are herein referred to as the "Fund Assets"), shall be transferred and conveyed by each Qualivest Fund to the corresponding FAIF Fund (as set forth below) and shall be accepted and assumed by such FAIF Fund as more particularly set forth in this Agreement, such that at and after the Effective Time of the Reorganization: (i) all assets of the Qualivest Funds shall become and be the assets of the respective corresponding FAIF Funds; and (ii) all liabilities of the Qualivest Funds shall attach to the respective corresponding FAIF Funds as aforesaid and may thenceforth be enforced against the respective FAIF Funds to the same extent as if incurred by them.

(b) Without limiting the generality of the foregoing, it is understood that the Fund Assets shall include all property and assets of any nature whatsoever, including, without limitation, all cash, cash equivalents, securities, claims (whether absolute or contingent, known or unknown, accrued or unaccrued) and receivables (including dividend and interest receivables) owned by each Qualivest Fund, and any deferred or prepaid expenses shown as an asset on each Qualivest Fund's books, at the Effective Time of the Reorganization, and all goodwill, all other intangible property and all books and records belonging to the Qualivest Funds. Notwithstanding anything herein to the contrary, FAIF shall not be deemed to have assumed any liability of Qualivest to FAIF that arises as a result of the breach of any of the representations, warranties and agreements of Qualivest set forth in Section 4, hereof.

(c) In particular, the Fund Assets of each Qualivest Fund shall be transferred and conveyed to the corresponding FAIF Fund, as set forth below:


QUALIVEST FUND                           CORRESPONDING FAIF FUND

Small Companies Value Fund               Small Cap Value Fund*
Large Companies Value Fund               Stock Fund
Optimized Stock Fund                     Equity Index Fund
Intermediate Bond Fund                   Intermediate Term Income
Fund Diversified Bond Fund               Fixed Income Fund
International Opportunities Fund         International Index Fund*

* These FAIF Funds shall be new investment portfolios with nominal assets and liabilities prior to the Effective Time of the Reorganization.

(d) In exchange for the transfer of the Fund Assets, each FAIF Fund shall simultaneously issue to each corresponding Qualivest Fund at the Effective Time of the Reorganization full and fractional shares of common stock in the FAIF Fund of the classes set forth in the table below having an aggregate net asset value equal to the net value of the Fund Assets so conveyed, all determined and adjusted as provided in this Section 1. In particular, each FAIF Fund shall deliver to the corresponding Qualivest Fund the number of shares of each of its share classes set forth in the table, including fractional shares, determined by dividing the value of the Fund Assets of the corresponding Qualivest Fund that are so conveyed and are attributable to each of the FAIF Fund's respective share classes set forth in the table, computed in the manner and as of the time and date set forth in this Section, by the net asset value of one FAIF Fund share of the particular share class that is to be delivered with respect thereto, computed in the manner and as of the time and date set forth in this Section.

(e) The net asset value of shares to be delivered by the FAIF Funds, and the net value of the Fund Assets to be conveyed by the Qualivest Funds, shall, in each case, be determined as of the Effective Time of the Reorganization. The net asset value of shares of the FAIF Funds shall be computed in the manner set forth in the FAIF Funds' then current prospectuses under the Securities Act of 1933, as amended (the "1933 Act"). The net value of the Fund Assets to be transferred by the Qualivest Funds shall be computed by Qualivest and shall be subject to adjustment by the amount, if any, agreed to by FAIF and the respective Qualivest Funds. In determining the value of the securities transferred by the Qualivest Funds to the FAIF Funds, each security shall be priced in accordance with the pricing policies and procedures of FAIF as described in its then current prospectuses. For such purposes, price quotations and the security characteristics relating to establishing such quotations shall be determined by Qualivest, provided that such determination shall be subject to the approval of FAIF. Qualivest and FAIF agree to use all commercially reasonable efforts to resolve any material pricing differences between the prices of portfolio securities determined in accordance with the pricing policies and procedures of Qualivest and those determined in accordance with the pricing policies and procedures of FAIF prior to the Effective Time of the Reorganization.

(f) The shares of each FAIF Fund that will be delivered in the Reorganization are as follows:


     QUALIVEST                           CORRESPONDING FAIF
PORTFOLIO/SHARE CLASS                     FUND/SHARE CLASS

Small Companies Value Fund --            Small Cap Value Fund --
  Class A Shares                           Class A Shares
  Class C Shares                           Class A Shares
  Class Y Shares                           Institutional Class Shares

Large Companies Value Fund --            Stock Fund --
  Class A Shares                           Class A Shares
  Class C Shares                           Class A Shares
  Class Y Shares                           Institutional Class Shares

Optimized Stock Fund --                  Equity Index Fund --
  Class A Shares                           Class A Shares
  Class C Shares                           Class A Shares
  Class Y Shares                           Institutional Class Shares

Intermediate Bond Fund --                Intermediate Term Income Fund --
  Class A Shares                           Class A Shares
  Class C Shares                           Class A Shares
  Class Y Shares                           Institutional Class Shares

Diversified Bond Fund --                 Fixed Income Fund --
  Class A Shares                           Class A Shares
  Class C Shares                           Class A Shares
  Class Y Shares                           Institutional Class Shares

International Opportunities Fund --      International Index Fund --
  Class A Shares                           Class A Shares
  Class C Shares                           Class A Shares
  Class Y Shares                           Institutional Class Shares


2. LIQUIDATION OF QUALIVEST FUNDS. At the Effective Time of the Reorganization, each of the Qualivest Funds shall make a liquidating distribution to its shareholders as follows. Shareholders of record of each Qualivest Fund shall be credited with full and fractional shares of the class of common stock that is issued by the corresponding FAIF Fund in connection with the Reorganization with respect to the shares that are held of record by the shareholder. In addition, each shareholder of record of a Qualivest Fund shall have the right to receive any unpaid dividends or other distributions which were declared before the Effective Time of the Reorganization with respect to the shares of such Qualivest Fund that are held by the shareholder at the Effective Time of the Reorganization. In accordance with instructions it receives from Qualivest, FAIF shall record on its books the ownership of the respective FAIF Fund shares by the shareholders of record of the Qualivest Funds. All of the issued and outstanding shares of the Qualivest Funds at the Effective Time of the Reorganization shall be redeemed and canceled on the books of Qualivest at such time. After the Effective Time of the Reorganization, Qualivest shall wind up the affairs of the Qualivest Funds and shall file any final regulatory reports, including but not limited to any Form N-SAR and Rule 24f-2 filings with respect to the Qualivest Funds and, assuming the seven other investment portfolios of Qualivest have been reorganized into series of First American Funds, Inc. or First American Strategy Funds, Inc., an application pursuant to Section 8(f) of the 1940 Act for an order declaring that Qualivest has ceased to be an investment company.

3. EFFECTIVE TIME OF THE REORGANIZATION. (a) Delivery of the Fund Assets and the shares of the FAIF Funds to be issued pursuant to Section 1 and the liquidation of the Qualivest Funds pursuant to Section 2 (the "Closing") shall occur as of the close of normal trading on the New York Stock Exchange (the "Exchange") (currently, 4:00 p.m. Eastern time), and after the declaration of any dividends or distributions on such date, on November 28, 1997, or at such time on such later date as provided herein or as the parties otherwise may agree in writing. (The date and time at which such actions are taken are referred to herein as the "Effective Time of the Reorganization.") To the extent any Fund Assets are, for any reason, not transferred at the Effective Time of the Reorganization, Qualivest shall cause such Fund Assets to be transferred in accordance with this Agreement at the earliest practicable date thereafter. All acts taking place at the Closing shall be deemed to take place simultaneously as of the Effective Time of the Reorganization unless otherwise agreed to by the parties. The Closing shall be held at the offices of Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402, or at such other place as the parties may agree.

(b) In the event the Effective Time of the Reorganization occurs on a day on which (i) the Exchange or another primary trading market for portfolio securities of the FAIF Funds or the Qualivest Funds shall be closed to trading or trading thereon shall be restricted, or (ii) trading or the reporting of trading on the Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the FAIF Funds or the Qualivest Funds is impracticable, the Effective Time of the Reorganization shall be postponed until the close of normal trading on the Exchange on the first business day when trading shall have been fully resumed and reporting shall have been restored.

4. CERTAIN REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF QUALIVEST. Qualivest, on behalf of itself and the Qualivest Funds, represents and warrants to, and agrees with, FAIF as follows, such representations, warranties and agreements being made on behalf of each Qualivest Fund on a several (and not joint, or joint and several) basis:

       (a) It is a Massachusetts business trust duly created pursuant to its Declaration of Trust for the purpose of acting as a management investment company under the 1940 Act, and is validly existing under the laws of the Commonwealth of Massachusetts. It is registered as an open-end management investment company under the 1940 Act, and its registration with the SEC as an investment company is in full force and effect.

       (b) It has the power to own all of its properties and assets and, subject to the approvals of shareholders referred to in Section 6, to carry out and consummate the transactions contemplated herein, and has all necessary federal, state and local authorizations to carry on its business as now being conducted and, except as stated in Section 4(j), below, to consummate the transactions contemplated by this Agreement.

       (c) This Agreement has been duly authorized, executed and delivered by it, and represents a valid and binding contract, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to or affecting creditors' rights and to the application of general principles of equity. The execution and delivery of this Agreement does not, and, subject to the approval of shareholders referred to in Section 6, the consummation of the transactions contemplated by this Agreement will not, violate Qualivest's Declaration of Trust or By-Laws or any agreement or arrangement to which it is a party or by which it is bound.

       (d) Each Qualivest Fund has elected to qualify and has qualified as a regulated investment company under Part I of Subchapter M of Subtitle A, Chapter 1, of the Internal Revenue Code of 1986, as amended (the "Code"), as of and since its first taxable year; has been a regulated investment company under such Part of the Code at all times since the end of its first taxable year when it so qualified; and qualifies and shall continue to qualify as a regulated investment company for its taxable year ending upon its liquidation.

       (e) The audited financial statements for its fiscal year ended July 31, 1996, and the unaudited financial statements for the period ended January 31, 1997, copies of which have been previously furnished to FAIF, present fairly the financial position of the Qualivest Funds as of such dates and the results of their operations and changes in their net assets for the periods indicated, in conformity with generally accepted accounting principles applied on a consistent basis. To the best of Qualivest's knowledge, there are no liabilities of a material amount of any Qualivest Fund, whether accrued, absolute, contingent or otherwise existing, other than: (i) as of January 31, 1997, liabilities disclosed or provided for in the unaudited financial statements for the period ended January 31, 1997 and liabilities incurred in the ordinary course of business subsequent to January 31, 1997 and (ii) as of the Effective Time of the Reorganization, liabilities disclosed or provided for in the statement of assets and liabilities of each Qualivest Fund that is delivered to FAIF pursuant to Section 8(b) of this Agreement and liabilities incurred in the ordinary course of business.

       (f) Since the end of its most recently concluded fiscal year, there have been no material changes by any Qualivest Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to FAIF.

       (g) It has valued, and will continue to value, its portfolio securities and other assets in accordance with applicable legal requirements.

       (h) There are no material legal, administrative or other proceedings pending or, to its knowledge, threatened, against it or the Qualivest Funds which could result in liability on the part of Qualivest or the Qualivest Funds and Qualivest knows of no facts that might form the basis of a legal, administrative or other proceeding which, if adversely determined, would materially and adversely affect any Qualivest Fund's financial condition or the conduct of its business and Qualivest is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects, or is reasonably likely to materially and adversely affect, its business or its ability to consummate the transactions contemplated herein.

       (i) At the Effective Time of the Reorganization, all federal and other tax returns and reports of each Qualivest Fund required by law to have been filed by such time shall have been filed, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of Qualivest's knowledge, no such return or report shall be currently under audit and no assessment shall have been asserted with respect to such returns or reports.

       (j) Subject to the approvals of shareholders referred to in Section 6, at the Effective Time of the Reorganization, it shall have full right, power and authority to sell, assign, transfer and deliver the Fund Assets and, upon delivery and payment for the Fund Assets as contemplated herein, the FAIF Funds shall acquire good and marketable title thereto, subject to no restrictions on the ownership or transfer thereof, except as imposed by federal or state securities laws or as disclosed to FAIF in writing prior to the Effective Time of the Reorganization.

       (k) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by it of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act, the rules and regulations under those Acts, or state securities laws, all of which shall have been received prior to the Effective Time of the Reorganization, except for such consents, approvals, authorizations or orders as may be required subsequent to the Effective Time of the Reorganization.

       (l) Insofar as the following relate to it, (i) the registration statement filed by FAIF on Form N-14 relating to the shares of the FAIF Funds that will be registered with the SEC pursuant to this Agreement, which shall include or incorporate by reference the proxy statement of the Qualivest Funds and prospectuses of the FAIF Funds with respect to the transactions contemplated by this Agreement, and any supplement or amendment thereto or to the documents contained or incorporated therein by reference (the "N-14 Registration Statement"), and (ii) the proxy materials of Qualivest included in the N-14 Registration Statement and filed with the SEC pursuant to
    Section 14(a) of the 1934 Act and Section 20(a) of the 1940 Act with respect to the transactions contemplated by this Agreement, and any supplement or amendment thereto or the documents appended thereto (the "Reorganization Proxy Materials"), from their respective effective and clearance dates with the SEC, through the time of the shareholders meeting referred to in Section 6 and at the Effective Time of the Reorganization: (i) shall comply in all material respects with the provisions of the 1933 Act, 1934 Act and the 1940 Act, and the rules and regulations thereunder, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, that the representations and warranties made by it in this subsection shall not apply to statements in or omissions from the N-14 Registration Statement or the Reorganization Proxy Materials made in reliance upon and in conformity with information furnished by or on behalf of FAIF for use therein as provided in Section 7. For these purposes, information shall be considered to have been provided "on behalf" of FAIF if furnished by its investment adviser, administrator, custodian or transfer agent, acting in their capacity as such.

       (m) All of the issued and outstanding shares of each of the Qualivest Funds have been validly issued and are fully paid and non-assessable (recognizing that, under Massachusetts law, shareholders of the Qualivest Funds could, under certain circumstances, be held personally liable for obligations of Qualivest), and were offered for sale and sold in conformity with the registration requirements of all applicable federal and state securities laws.

       (n) It shall not sell or otherwise dispose of any shares of the FAIF Funds to be received in the transactions contemplated herein, except in distribution to its shareholders as contemplated herein.

       (o) It shall operate its business in the ordinary course between the date hereof and the Effective Time of the Reorganization. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable.

       (p) Any reporting responsibility of a Qualivest Fund is and shall remain the responsibility of the Qualivest Fund for all periods before and including the Effective Time of the Reorganization and such later date on which the Qualivest Fund is terminated.

       (q) Except for agreements or other arrangements relating to the purchase and sale of portfolio securities, it has furnished FAIF with copies or descriptions of all contracts to which it is a party.

       (r) Each Qualivest Fund shall provide a list of all portfolio securities held by it to FAIF at least fifteen days before the Effective Time of the Reorganization and shall immediately notify FAIF's investment adviser of any portfolio security thereafter acquired or sold by the Qualivest Fund. At the Effective Time of the Reorganization, no Qualivest Fund shall hold any portfolio security that is impermissible under the investment policies, objectives and limitations of the corresponding FAIF Fund.

5. CERTAIN REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF FAIF. FAIF, on behalf of the FAIF Funds, represents and warrants to, and agrees with, Qualivest as follows, such representations, warranties and agreements being made on behalf of each FAIF Fund on a several (and not joint, or joint and several) basis:

       (a) It is a Maryland corporation duly created pursuant to its Articles of Incorporation for the purpose of acting as a management investment company under the 1940 Act, and is validly existing under the laws of the State of Maryland. It is registered as an open-end management investment company under the 1940 Act and its registration with the SEC as an investment company is in full force and effect.

       (b) It has the power to own all of its properties and assets and to consummate the transactions contemplated herein, and has all necessary federal, state and local authorizations to carry on its business as now being conducted and, except as stated in Section 5(j) below, to consummate the transactions contemplated by this Agreement.

       (c) This Agreement has been duly authorized, executed and delivered by it, and represents a valid and binding contract, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to or affecting creditors' rights and to the application of general principles of equity. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement will not, violate FAIF's Articles of Incorporation or By-Laws or any agreement or arrangement to which it is a party or by which it is bound.

       (d) Each FAIF Fund intends to qualify as a regulated investment company under Part I of Subchapter M of the Code, and with respect to each FAIF Fund that has conducted operations prior to the Effective Time of the Reorganization, has elected to qualify and has qualified as a regulated investment company under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code, as of and since its first taxable year; has been a regulated investment company under such Part of the Code at all times since the end of its first taxable year when it so qualified; and qualifies and shall continue to qualify as a regulated investment company for its current taxable year.

       (e) The audited financial statements for its fiscal year ended September 30, 1996, and the unaudited financial statements for the period ended March 31, 1997, copies of which have been previously furnished to Qualivest, present fairly the financial position of the FAIF Funds as of such dates and the results of their operations for the periods indicated, in conformity with generally accepted accounting principles applied on a consistent basis. To the best of FAIF's knowledge, there are no liabilities of a material amount of any FAIF Fund, whether accrued, absolute, contingent or otherwise existing, other than, as of March 31, 1997, liabilities disclosed or provided for in the unaudited financial statements for the period ended March 31, 1997, and liabilities incurred in the ordinary course of business subsequent to March 31, 1997 .

       (f) It has valued, and will continue to value, its portfolio securities and other assets in accordance with applicable legal requirements.

       (g) There are no material contracts outstanding with respect to the FAIF Funds that have not been disclosed in FAIF's current registration statement and which under applicable law are required to be disclosed therein.

       (h) At the Effective Time of the Reorganization, all federal and other tax returns and reports of each FAIF Fund required by law to have been filed by such time shall have been filed, and all federal and other taxes shall have been paid so far as due, or provisions shall have been made for the payment thereof and, to the best knowledge of each FAIF Fund, no such return or report shall be currently under audit and no assessment shall have been asserted with respect to such returns or reports.

       (i) There are no material legal, administrative or other proceedings pending or, to its knowledge threatened, against it or the FAIF Funds which could result in liability on the part of FAIF or the FAIF Funds and FAIF knows of no facts that might form the basis of a legal, administrative or other proceeding which, if adversely determined, would materially and adversely affect any FAIF Fund's financial condition or the conduct of its business and FAIF is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects, or is reasonably likely to materially and adversely affect, its business or its ability to consummate the transactions contemplated herein.

       (j) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by FAIF of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those Acts, or state securities laws, all of which shall have been received prior to the Effective Time of the Reorganization, except for such consents, approvals, authorizations or orders as may be required subsequent to the Effective Time of the Reorganization.

       (k) The N-14 Registration Statement and the Reorganization Proxy Materials, from their respective effective and clearance dates with the SEC, through the time of the shareholders meeting referred to in Section 6 and at the Effective Time of the Reorganization, insofar as they relate to FAIF (i) shall comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act, and the rules and regulations thereunder, and
    (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, that the representations and warranties in this subsection shall not apply to statements in or omissions from the N-14 Registration Statement or the Reorganization Proxy Materials made in reliance upon and in conformity with information furnished by or on behalf of Qualivest for use therein as provided in Section 7. For those purposes, information shall be considered to have been provided "on behalf" of Qualivest if furnished by its investment adviser, administrator, custodian or transfer agent, acting in their capacity as such.

       (l) The shares of the FAIF Funds to be issued and delivered to the Qualivest Funds for the account of the shareholders of the Qualivest Funds, pursuant to the terms hereof, shall have been duly authorized as of the Effective Time of the Reorganization and, when so issued and delivered, shall be duly and validly issued, fully paid and non-assessable, and no shareholder of FAIF shall have any preemptive right of subscription or purchase in respect thereto.

       (m) All of the issued and outstanding shares of each of the FAIF Funds have been validly issued and are fully paid and non-assessable, and were offered for sale and sold in conformity with the registration requirements of all applicable federal and state securities laws.

       (n) It shall operate its business in the ordinary course between the date hereof and the Effective Time of the Reorganization. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable.

6. SHAREHOLDER ACTION. As soon as practicable after the effective date of the N-14 Registration Statement and SEC clearance of the proxy solicitation materials referred to in Section 7, but in any event prior to the Effective Time of the Reorganization and as a condition thereto, the Board of Trustees of Qualivest shall call, and Qualivest shall hold, a meeting of the shareholders of all of its investment portfolios for the purpose of considering and voting upon:

       (a) in the case of all Qualivest Funds, a proposal, in connection with the merger between U.S. Bancorp and First Bank System, Inc., to ratify and approve investment advisory agreements, on behalf of each Qualivest Fund, between Qualivest and First Bank National Association;

       (b) in the case of all Qualivest Funds, approval of this Agreement and the transactions contemplated hereby; and

       (c) such other matters as may be determined by the Board of Trustees of Qualivest and the Board of Directors of FAIF.

7. REGULATORY FILINGS. FAIF shall file a post-effective amendment (the "N-1A Post-Effective Amendment") to its registration statement on Form N-1A (File Nos. 33-16905; 811-5309) with the SEC as promptly as practicable so that all FAIF Funds and their shares are registered under the 1933 Act and 1940 Act and shall take all required actions to qualify such shares for sale in the appropriate states. In addition, FAIF shall file an N-14 Registration Statement, which shall include the Reorganization Proxy Materials of Qualivest, with the SEC, and with the appropriate state securities commissions, relating to the matters described in Section 6 as promptly as practicable. FAIF and Qualivest have cooperated and shall continue to cooperate with each other, and have furnished and shall continue to furnish each other with the information relating to itself that is required by the 1933 Act, the 1934 Act, the 1940 Act, and the rules and regulations under each of those Acts, to be included in the N-1A Post-Effective Amendment, the N-14 Registration Statement and the Reorganization Proxy Materials.

8. FAIF CONDITIONS. The obligations of FAIF hereunder shall be subject to the following conditions precedent:

       (a) This Agreement and the transactions contemplated by this Agreement (which shall not be deemed to include, for these purposes, the matters described in Section 6(a)) shall have been approved by the Board of Trustees of Qualivest and by the shareholders of the Qualivest Funds in the manner required by law and this Agreement.

       (b) Qualivest shall have delivered to FAIF a statement of assets and liabilities of each Qualivest Fund, together with a list of the portfolio securities of the Qualivest Fund showing the tax costs of such securities by lot and the holding periods of such securities, as of the Effective Time of the Reorganization, certified by the Treasurer or Assistant Treasurer of Qualivest as having been prepared in accordance with generally accepted accounting principles consistently applied.

       (c) Qualivest shall have duly executed and delivered to FAIF such bills of sale, assignments, certificates and other instruments of transfer ("Transfer Documents") as FAIF may deem necessary or desirable to transfer all of each Qualivest Fund's right, title and interest in and to the Fund Assets. Such Fund Assets shall be accompanied by all necessary state stock transfer stamps or cash for the appropriate purchase price therefor.

       (d) All representations and warranties of Qualivest made in this Agreement shall be true and correct in all material respects as if made at and as of the Effective Time of the Reorganization.

       (e) Qualivest shall have delivered to FAIF a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to FAIF and dated as of the Effective Time of the Reorganization, to the effect that the representations and warranties of the Qualivest Funds made in this Agreement are true and correct at and as of the Effective Time of the Reorganization, except as they may be affected by the transactions contemplated by this Agreement.

       (f) Qualivest shall have delivered to FAIF Qualivest's written instructions to the custodian for the Qualivest Funds, acknowledged and agreed to in writing by such custodian, irrevocably instructing such custodian to transfer to each FAIF Fund all of the corresponding Qualivest Fund's portfolio securities, cash and any other assets to be acquired by such FAIF Fund pursuant to this Agreement.

       (g) Qualivest shall have delivered to FAIF a certificate of Qualivest's transfer agent stating that the records maintained by the transfer agent (which shall be made available to FAIF) contain the names and addresses of the shareholders of each Qualivest Fund and the numbers and classes of the outstanding shares of such Qualivest Fund owned by each such shareholder as of the Effective Time of the Reorganization.

       (h) At or prior to the Effective Time of the Reorganization, the expenses incurred by each Qualivest Fund (or accrued up to the Effective Time of the Reorganization) shall have been maintained by Qualivest Funds' investment adviser or otherwise so as not to exceed any contractual expense limitations or any expense limitations set forth in such Qualivest Fund's then current prospectus.

       (i) At or prior to the Effective Time of the Reorganization, appropriate action shall have been taken by Qualivest Funds' investment adviser or otherwise such that no unamortized organizational expenses shall be reflected in any Qualivest Fund's statement of assets and liabilities delivered pursuant to Section 8(b).

       (j) FAIF shall have received an opinion of Dechert Price & Rhoads, counsel to Qualivest, in form reasonably satisfactory to FAIF and dated the Effective Time of the Reorganization, substantially to the effect that (i) Qualivest is a Massachusetts business trust duly established and validly existing under the laws of the Commonwealth of Massachusetts; (ii) this Agreement and the Transfer Documents have been duly authorized, executed and delivered by Qualivest and represent legal, valid and binding contracts, enforceable in accordance with their terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application relating to or affecting creditors' rights and to the application of general principles of equity;
    (iii) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated by this Agreement will not, violate the Declaration of Trust or By-Laws of Qualivest or any material contract known to such counsel to which Qualivest is a party or by which it is bound; (iv) the only Qualivest shareholder approvals required with respect to the consummation of the transactions contemplated by this Agreement are the approval of a majority of the shareholders of each Qualivest Fund voting separately on a portfolio-by-portfolio basis; and (v) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Qualivest of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those Acts and such as may be required under the state securities laws or such as may be required subsequent to the Effective Time of the Reorganization. Such opinion may rely on the opinion of other counsel to the extent set forth in such opinion, provided such other counsel is reasonably acceptable to FAIF.

       (k) FAIF shall have received an opinion of Dorsey & Whitney LLP addressed to FAIF and Qualivest in form reasonably satisfactory to them, and dated the Effective Time of the Reorganization, substantially to the effect that, for federal income tax purposes (i) the transfer by each Qualivest Fund of all of its Fund Assets to the corresponding FAIF Fund in exchange for shares of the corresponding FAIF Fund, and the distribution of such shares to the shareholders of the Qualivest Fund, as provided in this Agreement, will constitute a reorganization within the meaning of Section 368(a)(1)(C), (D) or (F) of the Code; (ii) no income, gain or loss will be recognized by the Qualivest Funds as a result of such transactions; (iii) no income, gain or loss will be recognized by the FAIF Funds as a result of such transactions;
    (iv) no income, gain or loss will be recognized by the shareholders of the Qualivest Funds on the distribution to them by the Qualivest Funds of shares of the corresponding FAIF Funds in exchange for their shares of the Qualivest Funds (but shareholders of a Qualivest Fund subject to taxation will recognize income upon receipt of any net investment income or net capital gains of such Qualivest Fund which are distributed by such Qualivest Fund prior to the Effective Time of the Reorganization); (v) the tax basis of the FAIF Fund shares received by each shareholder of a Qualivest Fund will be the same as the tax basis of the shareholder's Qualivest Fund shares exchanged therefor; (vi) the tax basis of the Fund Assets received by each FAIF Fund will be the same as the basis of such Fund Assets in the hands of the corresponding Qualivest Fund immediately prior to the transactions;
    (vii) a shareholder's holding period for FAIF Fund shares will be determined by including the period for which the shareholder held the shares of the Qualivest Fund exchanged therefor, provided that the shareholder held such shares of the Qualivest Fund as a capital asset at the Effective Time of the Reorganization; (viii) the holding period of each FAIF Fund with respect to the Fund Assets will include the period for which such Fund Assets were held by the corresponding Qualivest Fund provided that the Qualivest Fund held such assets as capital assets; and (ix) each FAIF Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the corresponding Qualivest Fund as of the Effective Time of the Reorganization.

       (l) The Fund Assets to be transferred to an FAIF Fund under this Agreement shall include no assets which such FAIF Fund may not properly acquire pursuant to its investment limitations or objectives or may not otherwise lawfully acquire.

       (m) The N-1A Post-Effective Amendment and the N-14 Registration Statement shall have become effective under the 1933 Act and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of FAIF, contemplated by the SEC and the parties shall have received all permits and other authorizations necessary under state securities laws to consummate the transactions contemplated by this Agreement.

       (n) No action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit or obtain damages or other relief in connection with this Agreement or the transactions contemplated herein.

       (o) The SEC shall not have issued any unfavorable advisory report under
    Section 25(b) of the 1940 Act nor instituted any proceeding seeking to enjoin consummation of the transactions contemplated by this Agreement under
    Section 25(c) of the 1940 Act.

       (p) Prior to the Effective Time of the Reorganization, each Qualivest Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Effective Time of the Reorganization, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its net investment company taxable income, if any, for the taxable years ending July 31, 1997 and for the taxable periods from said date to and including the Effective Time of the Reorganization (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable years ending July 31, 1997, and in the taxable periods from said date to and including the Effective Time of Reorganization; provided, however, that Qualivest Small Companies Value Fund and Qualivest International Opportunities Fund shall not be required to distribute net investment company taxable income for, and net capital gain realized in, the period from July 31, 1997 to and including the Effective Time of the Reorganization.

       (q) Qualivest shall have performed and complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time of the Reorganization.

       (r) FAIF shall have been furnished at the Effective Time of the Reorganization with a certificate signed by an appropriate officer of BISYS Group, Inc. ("BISYS") dated as of such date stating that all statistical and research data, clerical, accounting and bookkeeping records, periodic reports to the SEC and any state securities agencies, tax returns and other tax filings, shareholder lists and other material shareholder data, complaint files and all other information, books, records and documents maintained by BISYS (or any affiliate of BISYS) and belonging to the Qualivest Funds, including those required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder, have been delivered to FAIF.

9. QUALIVEST CONDITIONS. The obligations of Qualivest hereunder shall be subject to the following conditions precedent:

       (a) This Agreement and the transactions contemplated by this Agreement (which shall not be deemed, for these purposes, to include the matter described in Section 6(a)) shall have been approved by the Board of Directors of FAIF and by the shareholders of the Qualivest Funds in the manner required by law and this Agreement.

       (b) All representations and warranties of FAIF made in this Agreement shall be true and correct in all material respects as if made at and as of the Effective Time of the Reorganization.

       (c) FAIF shall have delivered to Qualivest a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to Qualivest and dated as of the Effective Time of the Reorganization, to the effect that the representations and warranties of the FAIF Funds made in this Agreement are true and correct at and as of the Effective Time of the Reorganization, except as they may be affected by the transactions contemplated by this Agreement and that, to its best knowledge, the Fund Assets to be transferred to an FAIF Fund under this Agreement as set forth in Subsection 8(b) include only assets which such FAIF Fund may properly acquire under its investment policies, limitations and objectives and may otherwise be lawfully acquired by such FAIF Fund.

       (d) Qualivest shall have received an opinion of Dorsey & Whitney LLP in form reasonably satisfactory to Qualivest and dated the Effective Time of the Reorganization, substantially to the effect that (i) FAIF is a Maryland corporation duly established and validly existing under the laws of the State of Maryland; (ii) the shares of the FAIF Funds to be delivered to the Qualivest Funds as provided for by this Agreement are duly authorized and upon delivery will be validly issued, fully paid and non-assessable by FAIF;
    (iii) this Agreement has been duly authorized, executed and delivered by FAIF, and represents a legal, valid and binding contract, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to or affecting creditors' rights generally and to the application of general principles of equity; (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated by this Agreement will not, violate the Articles of Incorporation or By-Laws of FAIF or any material contract known to such counsel to which FAIF is a party or by which it is bound; and (v) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by FAIF of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those Acts and such as may be required by state securities laws or such as may be required subsequent to the Effective Time of the Reorganization. Such opinion may rely on the opinion of other counsel to the extent set forth in such opinion, provided such other counsel is reasonably acceptable to Qualivest.

       (e) Qualivest shall have received an opinion of Dorsey & Whitney LLP addressed to FAIF and Qualivest in form reasonably satisfactory to them, and dated the Effective Time of Reorganization, with respect to the matters specified in Subsection 8(k).

       (f) The N-1A Post-Effective Amendment and the N-14 Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness shall have been instituted, or to the knowledge of FAIF, contemplated by the SEC and the parties shall have received all permits and other authorizations necessary under state securities laws to consummate the transactions contemplated herein.

       (g) No action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

       (h) The SEC shall not have issued any unfavorable advisory report under
    Section 25(b) of the 1940 Act nor instituted any proceeding seeking to enjoin consummation of the transactions contemplated by this Agreement under
    Section 25(c) of the 1940 Act.

       (i) FAIF shall have performed and complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time of the Reorganization.

       (j) Qualivest shall have received from FAIF a duly executed instrument whereby each FAIF Fund assumes all of the liabilities of its corresponding Qualivest Fund.

10. FURTHER ASSURANCES. Subject to the terms and conditions herein provided, each of the parties hereto shall use its best efforts to take, or cause to be taken, such action, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments and to do, or cause to be done, all things necessary, proper or advisable under the provisions of this Agreement and under applicable law to consummate and make effective the transactions contemplated by this Agreement, including without limitation, delivering and/or causing to be delivered to the other party hereto each of the items required under this Agreement as a condition to such party's obligations hereunder. In addition, Qualivest shall deliver or cause to be delivered to FAIF, each account, book, record or other document of the Qualivest Funds required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder (regardless of whose possession they are in).

11. INDEMNIFICATION. (a) FAIF agrees to indemnify and hold harmless Qualivest and each of Qualivest's trustees and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly or severally, Qualivest or any of its trustees or officers may become subject, insofar as any such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by FAIF of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) Qualivest agrees to indemnify and hold harmless FAIF and each of FAIF's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly or severally, FAIF or any of its directors or officers may become subject, insofar as any such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by Qualivest of any of its representation, warranties, covenants or agreements set forth in this Agreement.

12. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the parties set forth in this Agreement shall survive the delivery of the Fund Assets to the FAIF Funds and the issuance of the shares of the FAIF Funds at the Effective Time of the Reorganization.



13. TERMINATION OF AGREEMENT. This Agreement may be terminated by a party at or, in the case of Subsections 13(c) or (d), below, at any time prior to, the Effective Time of the Reorganization by a vote of a majority of its Board of Directors/Trustees as provided below:


       (a) by FAIF if the conditions set forth in Section 8 are not satisfied as specified in said Section;

       (b) by Qualivest if the conditions set forth in Section 9 are not satisfied as specified in said Section;

       (c) by mutual consent of both parties; and

       (d) by Qualivest or FAIF if determined by its Board of Trustees or Directors that proceeding with the transactions contemplated herein is inadvisable.

14. AMENDMENT AND WAIVER. At any time prior to or (to the fullest extent permitted by law) after approval of this Agreement by the shareholders of Qualivest (a) the parties hereto may, by written agreement authorized by their respective Boards of Directors/Trustees and with or without the further approval of their shareholders, amend any of the provisions of this Agreement, and (b) either party may waive any breach by the other party or the failure to satisfy any of the conditions to its obligations (such waiver to be in writing and authorized by the Board of Directors/Trustees of the waiving party with or without the approval of such party's shareholders). Without limiting the foregoing, in the event shareholder approval of the matters specified in Section 6 is obtained with respect to certain Qualivest Funds but not with respect to the other Qualivest Funds, with the result that the transactions contemplated by this Agreement may be consummated with respect to some but not all the Qualivest Funds, the Board of Directors of FAIF and the Board of Trustees of Qualivest may, in the exercise of their reasonable business judgment, either abandon this Agreement with respect to all of the Qualivest Funds or direct that the Reorganization and other transactions described herein be consummated to the degree the Boards deem advisable.

15. GOVERNING LAW. This Agreement and the transactions contemplated hereby shall be governed, construed and enforced in accordance with the laws of the State of Minnesota.

16. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon the respective successors and permitted assigns of the parties hereto. This Agreement and the rights, obligations and liabilities hereunder may not be assigned by either party without the consent of the other party.

17. BENEFICIARIES. Nothing contained in this Agreement shall be deemed to create rights in persons not parties hereto, other than the successors and permitted assigns of the parties.

18. BROKERAGE FEES AND EXPENSES. FAIF and Qualivest each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

19. QUALIVEST LIABILITY. The Declaration of Trust for Qualivest, filed on May 19, 1994, a copy of which, together with all amendments thereto, is on file in the Office of the Secretary of the Commonwealth of Massachusetts, provides (i) that the name "Qualivest Funds" refers to the trustees under the Declaration of Trust collectively as trustees and not as individuals or personally, (ii) that no shareholder shall be subject to any personal liability whatsoever to any person in connection with trust property or the acts, obligations or affairs of the trust, and (iii) that no trustee, officer, employee or agent of the trust shall be subject to any personal liability whatsoever to any person, other than to the trust or its shareholders, in connection with trust property or the affairs of the trust, save only that arising from bad faith, willful misfeasance, gross negligence or reckless disregard of his duties with respect to such person; and all such persons shall look solely to the trust property for satisfaction of claims of any nature arising in connection with the affairs of the trust.

20. NOTICES. All notices required or permitted herein shall be in writing and shall be deemed to be properly given when delivered personally or by telefacsimile to the party entitled to receive the notice or when sent by certified or registered mail, postage prepaid, or delivered to an internationally recognized overnight courier service, in each case properly addressed to the party entitled to receive such notice at the address or telefax number stated below or to such other address or telefax number as may hereafter be furnished in writing by notice similarly given by one party to the other party hereto:


If to FAIF:            First American Investment Funds, Inc.
                       Oaks, Pennsylvania 19456

With copies to:        Michael J. Radmer
                       Dorsey & Whitney LLP
                       Pillsbury Center South
                       220 South Sixth Street
                       Minneapolis, Minnesota 55402
                       Telefax Number: (612) 340-8738

If to Qualivest:       Qualivest Funds
                       3435 Stelzer Road
                       Columbus, Ohio 43219-3035

With copies to:        Marie J. Lilly, Esq.
                       Law Division
                       U.S. Bancorp
                       111 S.W. Fifth Avenue, Suite T-2
                       Portland, Oregon 97204
                       Telefax Number: (503) 275-5000

                       Jeffrey L. Steele, Esq.
                       Dechert Price & Rhoads
                       1500 K Street, N.W.
                       Washington, D.C. 20005
                       Telefax Number: (202) 626-3334

21. ANNOUNCEMENTS. Any announcement or similar publicity with respect to this Agreement or the transactions contemplated herein shall be made only at such time and in such manner as the parties shall agree; provided that nothing herein shall prevent either party upon notice to the other party from making such public announcements as such party's counsel may consider advisable in order to satisfy the party's legal and contractual obligations in such regard.

22. ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings relating to matters provided for herein.

23. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized officers designated below as of the date first written above.

                              QUALIVEST FUNDS


ATTEST:

__________________________    _________________________________
Gregory T. Maddox             Irimga McKay
TREASURER AND SECRETARY       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                              FIRST AMERICAN INVESTMENT
                              FUNDS, INC.

ATTEST:

__________________________    _________________________________
Michael J. Radmer             David Lee
SECRETARY                     PRESIDENT

                                                                   APPENDIX IV

        COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS



This Appendix compares the investment objectives and certain investment policies and restrictions of the FAIF Funds and their corresponding Qualivest Portfolios. The following is qualified in its entirety by the more detailed information included in the prospectuses for the Existing FAIF Funds and the Qualivest Portfolios which are incorporated by reference in this Combined Proxy Statement/Prospectus, and to the preliminary prospectuses for the Class A and Class B shares and for the Institutional Class shares of the New FAIF Funds, which are attached to this Combined Proxy Statement/Prospectus as Appendix VIII and Appendix IX, respectively.

The investment objective of each Qualivest Portfolio is fundamental, which means that it may not be changed without a vote of the holders of a majority, as that term is defined in the 1940 Act, of the outstanding shares of that Portfolio. The investment objectives of the FAIF Funds are not fundamental and therefore may be changed without a vote of shareholders. Such changes could result in an FAIF Fund having investment objectives different from those which shareholders considered appropriate at the time of approving the Reorganization. Shareholders will receive written notification at least 30 days prior to any change in an FAIF Fund's investment objectives.

QUALIVEST LARGE COMPANIES VALUE FUND/FAIF STOCK FUND

INVESTMENT OBJECTIVES

Qualivest Large Companies Value Fund ("Qualivest Large Companies Fund") has an objective of seeking long-term capital appreciation.

FAIF Stock Fund has a primary objective of capital appreciation. A secondary objective of the Fund is to provide current income.

INVESTMENT POLICIES AND RESTRICTIONS

PRINCIPAL INVESTMENTS

Under normal market conditions, Qualivest Large Companies Fund invests at least 65% of its total assets in common stocks and securities convertible into common stocks of companies with market capitalizations of at least $1 billion at the time of purchase. The Fund's investments in securities convertible into common stocks may be made without regard to any ratings of such securities.

FAIF Stock Fund invests at least 65% of its total assets under normal market conditions in common stocks diversified among a broad range of industries and among companies that have market capitalizations of at least $500 million. FAIF Stock Fund's investments in securities convertible into common stocks are not considered common stocks for purposes of this 65% requirement. The Fund may not invest more than 5% of its net assets in convertible securities rated below investment grade.

As a result of the above differences in the Funds' principal investments, Qualivest Large Companies Fund may have a larger average capitalization, and may have more convertible securities rated below investment grade, than FAIF Stock Fund.

Qualivest Large Companies Fund seeks to achieve its objective by emphasizing investment in companies that are, in the investment adviser's opinion, undervalued relative to other securities. In selecting portfolio securities for Qualivest Large Companies Fund, consideration may be given to income and payment of dividends. The Fund will invest primarily in common stocks and securities convertible into common stocks of companies believed by the adviser to be characterized by sound management and the potential for long-term capital appreciation. Similarly, the adviser for FAIF Stock Fund employs a value-based discipline and invests in securities of companies that are selling at less than fair value and offer the potential for appreciation.

OTHER INVESTMENTS

Qualivest Large Companies Fund may invest up to 35% of the value of its total assets in preferred stocks, corporate bonds, notes, units of real estate investment trusts, asset-backed and mortgage-related securities, warrants, and short-term obligations (with maturities of 12 months or less) consisting of commercial paper (including variable amount master demand notes), bankers' acceptances, certificates of deposit, repurchase agreements, obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities, and demand and time deposits of domestic and foreign banks and savings and loan associations. The Fund may also hold securities of other investment companies and depositary or custodial receipts representing beneficial interests in any of the foregoing securities. Corporate debt securities must be rated at the time of purchase within the four highest rating groups assigned by a nationally recognized statistical rating organization ("NRSRO") (E.G., in the case of Moody's Investors Service, Inc. ("Moody's"), Aaa, Aa, A and Baa, and in the case of Standard & Poor's Corporation ("S&P"), AAA, AA, A and BBB), which are considered to be investment grade, or, if unrated, such securities must be of comparable quality as determined by the investment adviser. Obligations rated BBB, Baa or their equivalent, although investment grade, have speculative characteristics and carry a somewhat higher risk of default than obligations rated in the higher investment grade categories.

FAIF Stock Fund may invest up to 35% of its total assets in the aggregate in equity securities of issuers with a market capitalization of less than $500 million and in the following types of fixed income securities: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities ("U.S. government securities"), nonconvertible preferred stocks, nonconvertible corporate debt securities and short-term obligations such as rated commercial paper and variable amount master demand notes; U.S. dollar-denominated time and savings deposits (including certificates of deposit); bankers' acceptances; short-term U.S. government securities; repurchase agreements; securities of other mutual funds which invest primarily in debt obligations with remaining maturities of 13 months or less; and other similar high-quality short-term U.S. dollar-denominated obligations. Investments in nonconvertible preferred stocks and nonconvertible corporate debt securities are limited to investment grade securities or non-rated securities judged to be of comparable quality by the investment adviser.

Each Fund may invest up to 25% of its total assets in securities of foreign issuers. With respect to FAIF Stock Fund, however, such securities must be either listed on a U.S stock exchange or represented by American Depositary Receipts. As a result, FAIF Stock Fund's investments in foreign securities are not subject to currency risks during the settlement period for purchases or sales. Qualivest Large Companies Fund may invest in foreign securities either directly or through the purchase of American Depositary Receipts. Direct investments in foreign securities are subject to currency risk as well as other risks associated with investments in securities of foreign issuers.

Each of Qualivest Large Companies Fund and FAIF Stock Fund may invest in high quality short-term securities without limitation for temporary defensive purposes.

INVESTMENT TECHNIQUES

Qualivest Large Companies Fund and FAIF Stock Fund may engage in the following investment techniques to the extent indicated.

REPURCHASE AGREEMENTS. Both Funds may invest in repurchase agreements.

REVERSE REPURCHASE AGREEMENTS AND DOLLAR ROLL AGREEMENTS. Qualivest Large Companies Fund may borrow funds by entering into reverse repurchase agreements and dollar roll agreements. FAIF Stock Fund may not enter into such agreements.

PUT AND CALL OPTIONS. Each Fund may purchase put and call options on securities and securities indexes, may write covered call options on securities and may write call options on indexes. FAIF Stock Fund may write covered call options covering up to 25% of the equity securities owned by the Fund. Similarly, for Qualivest Large Companies Fund it is not expected that the underlying value of securities subject to such options will exceed 25% of total assets. Qualivest Large Companies Fund may also purchase put and call options and write covered call options on foreign currencies for the purposes of hedging against adverse movements in exchange rates between currencies. FAIF Stock Fund does not engage in foreign currency options transactions.

FOREIGN CURRENCY TRANSACTIONS. Qualivest Large Companies Fund may enter into forward currency contracts in order to hedge against adverse movements in exchange rates between currencies. FAIF Stock Fund does not enter into such contracts.

FUTURES CONTRACTS. Qualivest Large Companies Fund may enter into contracts for the future delivery of securities or foreign currencies and futures contracts based on a specific security, class of securities, foreign currency or an index, purchase or sell options on any such futures contracts and engage in related closing transactions. FAIF Stock Fund may not enter into futures contracts or purchase or sell options thereon.

WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS. Each Fund may purchase securities on a when-issued or delayed-delivery basis.

LENDING OF PORTFOLIO SECURITIES. In order to generate additional income, each Fund may lend portfolio securities representing up to one-third of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities.

INVESTMENT RESTRICTIONS

Each Fund is subject to certain investment restrictions which are set forth in full in such Fund's Statement of Additional Information. Among those restrictions are the following:

BORROWING. Qualivest Large Companies Fund may borrow from banks or brokers in amounts up to 10% of the value of its total assets at the time of such borrowing. Qualivest Large Companies Fund will not purchase securities while its borrowings exceed 5% of its total assets. FAIF Stock Fund may borrow money from banks for temporary or emergency purposes only, in an amount not to exceed 10% of its total assets.

ILLIQUID SECURITIES. Each Fund may invest up to 15% of its net assets in illiquid securities.

QUALIVEST OPTIMIZED STOCK FUND/FAIF EQUITY INDEX FUND

INVESTMENT OBJECTIVES

Qualivest Optimized Stock Fund ("Qualivest Optimized Fund") has an objective of seeking capital appreciation and current income.

FAIF Equity Index Fund ("FAIF Index Fund") has an objective of providing investment results that correspond to the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500").

INVESTMENT POLICIES AND RESTRICTIONS

PRINCIPAL INVESTMENTS

Under normal market conditions, at least 80% of Qualivest Optimized Fund's total assets will be invested in common stocks and securities convertible into common stocks of companies whose securities are listed on the S&P 500 Index. While it is anticipated that substantially all of the assets will be so invested, the Fund may invest up to 20% of its total assets as described below. Unlike FAIF Index Fund, Qualivest Optimized Fund does not intend to mirror the performance of the S&P 500; rather, it seeks to optimize its investments in S&P 500 companies and outperform the S&P 500 over time by investing in securities that, on the basis of computerized modeling and performance optimization strategies implemented by the adviser, demonstrate attributes that indicate performance superior to that of the S&P 500 as a whole.

FAIF Index Fund invests substantially (at least 65% of total assets) in common stocks included in the S&P 500. The Fund is managed by utilizing a computer program that identifies which stocks should be purchased or sold in order to replicate, as closely as possible, the composition of the S&P 500. The Fund includes a stock in its investment portfolio in the order of the stock's weighting in the S&P 500, starting with the most heavily weighted stock. Thus, the proportion of Fund assets invested in a stock or industry closely approximates the percentage of the S&P 500 represented by that stock or industry.

For both the Qualivest Optimized Fund and the FAIF Index Fund, portfolio turnover is expected to be below that of actively managed mutual funds.

OTHER INVESTMENTS

Qualivest Optimized Fund may invest up to 20% of the value of its total assets in short-term obligations (with maturities of 12 months or less) consisting of commercial paper (including variable amount master demand notes), bankers' acceptances, certificates of deposit, repurchase agreements, obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities, and demand and time deposits of domestic and foreign banks and savings and loan associations. The Fund may also hold securities of other investment companies and depositary or custodial receipts representing beneficial interests in any of the foregoing securities.

FAIF Index Fund may invest up to 20% of its total assets in the aggregate in stock index futures contracts, options on stock indices, options on stock index futures, and index participation contracts based on the S&P 500. The Fund will not invest in these types of contracts and options for speculative purposes, but rather to maintain sufficient liquidity to meet redemption requests; to increase the level of Fund assets devoted to replicating the composition of the S&P 500; and to reduce transaction costs. In order to maintain liquidity during times of unusual market conditions, the Fund also may invest temporarily in cash and high quality short-term securities.

INVESTMENT TECHNIQUES

Qualivest Optimized Fund and FAIF Index Fund may engage in the following investment techniques to the extent indicated.

REPURCHASE AGREEMENTS. Both Funds may invest in repurchase agreements.

REVERSE REPURCHASE AGREEMENTS AND DOLLAR ROLL AGREEMENTS. Qualivest Optimized Fund may borrow funds by entering into reverse repurchase agreements and dollar roll agreements. FAIF Index Fund may not enter into such agreements.

PUT AND CALL OPTIONS. Qualivest Optimized Fund may purchase put and call options on securities and securities indexes, may write covered call options on securities and may write call options on indexes. FAIF Index Fund may purchase put and call options on securities indexes and write call options on indexes. For Qualivest Optimized Fund it is not expected that the underlying value of securities subject to call options will exceed 25% of total assets.

FUTURES CONTRACTS. Qualivest Optimized Fund may enter into contracts for the future delivery of securities and futures contracts based on a specific security, class of securities, foreign currency or an index, purchase or sell options on any such futures contracts and engage in related closing transactions. FAIF Index Fund may purchase stock index futures and options on stock index futures.

WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS. Qualivest Optimized Fund may purchase securities on a when-issued or delayed-delivery basis. FAIF Index Fund may not engage in such transactions.

LENDING OF PORTFOLIO SECURITIES. In order to generate additional income, each Fund may lend portfolio securities representing up to one-third of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities.

INVESTMENT RESTRICTIONS

Each Fund is subject to certain investment restrictions which are set forth in full in such Fund's Statement of Additional Information. Among those restrictions are the following:

BORROWING. Qualivest Optimized Fund may borrow from banks or brokers in amounts up to 10% of the value of its total assets at the time of such borrowing. Qualivest Optimized Fund will not purchase securities while its borrowings exceed 5% of its total assets. FAIF Index Fund may borrow money from banks for temporary or emergency purposes only, in an amount not to exceed 10% of its total assets.

ILLIQUID SECURITIES. Each Fund may invest up to 15% of its net assets in illiquid securities.

QUALIVEST INTERMEDIATE BOND FUND/FAIF INTERMEDIATE TERM INCOME FUND QUALIVEST DIVERSIFIED BOND FUND/FAIF FIXED INCOME FUND

INVESTMENT OBJECTIVES

Qualivest Intermediate Bond Fund ("Qualivest Intermediate Fund") and Qualivest Diversified Bond Fund ("Qualivest Diversified Fund") each has an objective of seeking current income consistent with preservation of capital.

FAIF Intermediate Term Income Fund ("FAIF Intermediate Fund") has an objective of providing current income to the extent consistent with preservation of capital. FAIF Fixed Income Fund ("FAIF Income Fund") has an objective of providing a high level of current income consistent with limited risk to capital.

INVESTMENT POLICIES AND RESTRICTIONS

PRINCIPAL INVESTMENTS

Under normal market conditions, each of Qualivest Intermediate Fund and Qualivest Diversified Fund will invest at least 65% of its total assets in bonds, which can have maturities of up to 30 years or more. These bonds include corporate debt obligations, mortgage-related securities and asset-backed securities rated investment grade or, if unrated, of comparable quality, and mortgage-related securities and other obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities. For each Qualivest Fund, investments in debt securities within the fourth highest rating group assigned by an NRSRO and in comparable unrated securities are limited to 10% of total assets. Qualivest Intermediate Fund will maintain a dollar-weighted average maturity of three to seven years under ordinary market conditions. Qualivest Diversified Fund's dollar-weighted average maturity under ordinary market conditions will be seven to eleven years.

FAIF Intermediate Fund and FAIF Income Fund each invests in investment grade debt securities, at least 65% of which are U.S. government obligations and corporate debt obligations and mortgage-backed and asset-backed securities rated at least A by S&P or Moody's or assigned an equivalent rating by another NRSRO. Under normal market conditions, the weighted average maturity of FAIF Intermediate Fund will range from two to seven years, similar to the range for Qualivest Intermediate Fund. The weighted average maturity for FAIF Income Fund under normal market conditions will not exceed 15 years. Thus, FAIF Income Fund's average weighted maturity may be slightly longer than that of Qualivest Diversified Fund, which ranges from seven to eleven years under ordinary market conditions.

Investments for each of Qualivest Intermediate Fund and Qualivest Diversified Fund may include the following: corporate debt securities and convertible debt securities rated investment grade at the time of purchase by an NRSRO or, if unrated, determined to be of comparable quality by the adviser; U.S. Treasury obligations, including stripped U.S. Treasury obligations representing either future interest or principal payments; mortgage-related securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, including collateralized mortgage obligations; privately issued mortgage-related securities which are rated investment grade at the time of purchase by an NRSRO or, if unrated, deemed to be of comparable quality by the adviser, including collateralized mortgage obligations; and asset-backed securities meeting the same ratings requirements. Qualivest Intermediate Fund and Qualivest Diversified Fund may also invest in obligations of the Export-Import Bank of the United States, in U.S. dollar denominated international bonds for which the primary trading market is in the U.S. ("Yankee Bonds"), or for which the primary trading market is abroad ("Eurodollar Bonds"), and in Canadian Bonds and bonds issued by institutions, such as the World Bank and the European Economic Community, organized for a specific purpose by two or more sovereign governments ("Supranational Agency Bonds"). In addition, Qualivest Intermediate Fund and Qualivest Diversified Fund may hold short-term obligations (with maturities of 12 months or less) consisting of domestic and foreign commercial paper rated at the time of purchase within the top two categories by an NRSRO or, if unrated, of comparable quality as determined by the Funds' adviser. Such securities include variable amount master demand notes, bankers' acceptances, certificates of deposit and time deposits of domestic and foreign branches of U.S. banks and foreign banks, and repurchase agreements. Each Qualivest Fund may also invest in securities of other investment companies (up to 10% of its total assets) and in guaranteed investment contracts.

Permitted investments for FAIF Intermediate Fund and FAIF Income Fund include notes, bonds and discount notes of U.S. government agencies or instrumentalities; domestic issues of corporate debt obligations having floating or fixed rates of interest and rated at least BBB by S&P or Moody's, assigned an equivalent rating by another NRSRO, or, if unrated, judged to be of comparable quality in the judgment of the adviser; other fixed income securities, including mortgage-backed securities and asset-backed securities, which are rated in one of the four highest categories by an NRSRO or judged to be of comparable quality by the adviser; and commercial paper rated A-1 by S&P, P-1 by Moody's, or assigned an equivalent rating by another NRSRO. Neither FAIF Fund will invest more than 10% of its total assets, in the aggregate, in interest-only, principal-only and inverse floating rate mortgage-backed securities. In addition, neither FAIF Fund will invest more than 10% of its total assets in unrated securities. Each FAIF Fund also may invest up to 15% of its total assets in foreign securities payable in U.S. dollars.

OTHER INVESTMENTS

Each of Qualivest Intermediate Fund and Qualivest Diversified Fund may invest up to 35% of its total assets in high quality money market instruments such as commercial paper (including variable amount master demand notes), certificates of deposit and bankers' acceptances, variable and floating rate notes and asset-backed securities.

FAIF Intermediate Fund and FAIF Income Fund each may invest up to 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment. Cash items may include short-term obligations such as rated commercial paper and variable amount master demand notes; U.S. dollar-denominated time and savings deposits (including certificates of deposit); bankers' acceptances; U.S. government securities; repurchase agreements; and securities of other mutual funds which invest primarily in debt obligations with remaining maturities of 13 months or less. Each FAIF Fund may hold cash or invest in cash items without limitation for temporary defensive purposes during times of unusual market conditions.

INVESTMENT TECHNIQUES

Qualivest Intermediate Fund and Qualivest Diversified Fund (the "Qualivest Funds") and FAIF Intermediate Fund and FAIF Income Fund (the "FAIF Funds") may engage in the following investment techniques to the extent indicated.

REPURCHASE AGREEMENTS. Both the Qualivest Funds and the FAIF Funds may invest in repurchase agreements.

REVERSE REPURCHASE AGREEMENTS AND DOLLAR ROLL AGREEMENTS. The Qualivest Funds may borrow funds by entering into reverse repurchase agreements and dollar roll agreements. The FAIF Funds may not enter into such agreements.

PUT AND CALL OPTIONS. The Qualivest Funds may purchase put and call options on securities and securities indexes, may write covered call options on securities and may write call options on indexes. It is not expected that the underlying value of securities subject to such options will exceed 25% of a Fund's total assets. The FAIF Funds may invest in exchange traded put and call options on interest rate indices.

FUTURES CONTRACTS. The Qualivest Funds may enter into contracts for the future delivery of securities or foreign currencies and futures contracts based on a specific security, class of securities, foreign currency or an index, purchase or sell options on any such futures contracts and engage in related closing transactions. The FAIF Funds may invest in exchange traded put and call options on interest rate futures contracts.

WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS. Both the Qualivest Funds and the FAIF Funds may purchase securities on a when-issued or delayed-delivery basis.

LENDING OF PORTFOLIO SECURITIES. In order to generate additional income, each Qualivest Fund and each FAIF Fund may lend portfolio securities representing up to one-third of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities.

INVESTMENT RESTRICTIONS

Each Fund is subject to certain investment restrictions which are set forth in full in such Fund's Statement of Additional Information. Among those restrictions are the following:

BORROWING. Each Qualivest Fund may borrow from banks or brokers in amounts up to 10% of the value of its total assets at the time of such borrowing. Neither Qualivest Fund will purchase securities while its borrowings exceed 5% of its total assets. The FAIF Funds may borrow money from banks for temporary or emergency purposes only, in an amount not to exceed 10% of a Fund's total assets.

ILLIQUID SECURITIES. Each Qualivest Fund and each FAIF Fund may invest up to 15% of its net assets in illiquid securities.

QUALIVEST SMALL COMPANIES VALUE FUND/FAIF SMALL CAP VALUE FUND

INVESTMENT OBJECTIVES

Qualivest Small Companies Value Fund ("Qualivest Small Companies Fund") has an objective of seeking capital appreciation.

FAIF Small Cap Value Fund ("FAIF Small Cap Fund") has an objective of capital appreciation.

INVESTMENT POLICIES AND RESTRICTIONS

PRINCIPAL INVESTMENTS

Under normal market conditions, Qualivest Small Companies Fund invests at least 65% of its total assets in commons stocks and securities convertible into common stocks of companies with market capitalizations of less than $1 billion at the time of purchase.

Similarly, under normal market conditions, FAIF Small Cap Fund invests at least 65% of its total assets in equity securities of small-capitalization companies (those with market capitalizations of less than $1 billion at the time of purchase). Equity securities include common stocks and securities which are convertible into or exchangeable for, or which carry warrants or other rights to acquire, common stock.

Qualivest Small Companies Fund's investments in securities convertible into common stocks may be made without regard to any ratings of such securities, whereas FAIF Small Cap Fund may not invest more than 5% of its net assets in convertible securities rated below investment grade.

Qualivest Small Companies Fund seeks to achieve its objective by emphasizing investment in companies that are, in the investment adviser's opinion, undervalued relative to other securities. The Fund will invest primarily in common stocks and securities convertible into common stocks of companies believed by the adviser to be characterized by sound management and the potential for long-term capital appreciation. Similarly, the adviser for FAIF Stock Fund utilizes a value-based discipline, investing in equity securities it believes are undervalued relative to other securities at the time of purchase.

OTHER INVESTMENTS

Qualivest Small Companies Fund may invest up to 35% of the value of its total assets in preferred stocks, corporate bonds, notes, units of real estate investment trusts, asset-backed and mortgage-related securities, warrants, and short-term obligations (with maturities of 12 months or less) consisting of commercial paper (including variable amount master demand notes), bankers' acceptances, certificates of deposit, repurchase agreements, obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities, and demand and time deposits of domestic and foreign banks and savings and loan associations. The Fund may also hold securities of other investment companies and depositary or custodial receipts representing beneficial interests in any of the foregoing securities. Corporate debt securities must be rated at the time of purchase within the four highest rating groups assigned by an NRSRO (E.G., in the case of Moody's, Aaa, Aa, A and Baa, and in the case of S&P, AAA, AA, A and
BBB), which are considered to be investment grade, or, if unrated, such securities must be of comparable quality as determined by the investment adviser. Obligations rated BBB, Baa or their equivalent, although investment grade, have speculative characteristics and carry a somewhat higher risk of default than obligations rated in the higher investment grade categories.

FAIF Small Cap Fund may invest up to 35% of its total assets in the aggregate in equity securities of issuers with a market capitalization of $1 billion or more and in the following types of fixed income securities: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities ("U.S. government securities"), nonconvertible preferred stocks, nonconvertible corporate debt securities and short-term obligations such as rated commercial paper and variable amount master demand notes; U.S. dollar-denominated time and savings deposits (including certificates of deposit); bankers' acceptances; short-term U.S. government securities; repurchase agreements; securities of other mutual funds which invest primarily in debt obligations with remaining maturities of 13 months or less; and other similar high-quality short-term U.S. dollar-denominated obligations. Investments in nonconvertible preferred stocks and nonconvertible corporate debt securities are limited to investment grade securities or non-rated securities judged to be of comparable quality by the investment adviser.

Each Fund may invest up to 25% of its total assets in securities of foreign issuers. With respect to FAIF Small Cap Fund, however, such securities must be either listed on a U.S stock exchange or represented by American Depositary Receipts. As a result, FAIF Stock Fund's investments in foreign securities are not subject to currency risks during the settlement period for purchases or sales. Qualivest Small Companies Fund may invest in foreign securities either directly or through the purchase of American Depositary Receipts. Direct investments in foreign securities are subject to currency risk as well as other risks associated with investments in securities of foreign issuers.

Each of Qualivest Small Companies Fund and FAIF Small Cap Fund may invest in high quality short-term securities without limitation for temporary defensive purposes.

INVESTMENT TECHNIQUES

Qualivest Small Companies Fund and FAIF Small Cap Fund may engage in the following investment techniques to the extent indicated.

REPURCHASE AGREEMENTS. Both Funds may invest in repurchase agreements.

REVERSE REPURCHASE AGREEMENTS AND DOLLAR ROLL AGREEMENTS. Qualivest Small Companies Fund may borrow funds by entering into reverse repurchase agreements and dollar roll agreements. FAIF Small Cap Fund may not enter into such agreements.

PUT AND CALL OPTIONS. Each Fund may purchase put and call options on securities and securities indexes, may write covered call options on securities and may write call options on indexes. FAIF Small Cap Fund may write covered call options covering up to 25% of the equity securities owned by the Fund. Similarly, for Qualivest Small Companies Fund it is not expected that the underlying value of securities subject to such options will exceed 25% of total assets. Qualivest Small Companies Fund may also purchase put and call options and write covered call options on foreign currencies for the purposes of hedging against adverse movements in exchange rates between currencies. FAIF Small Cap Fund does not engage in foreign currency options transactions.

FOREIGN CURRENCY TRANSACTIONS. Qualivest Small Companies Fund may enter into forward currency contracts in order to hedge against adverse movements in exchange rates between currencies. FAIF Small Cap Fund does not enter into such contracts.

FUTURES CONTRACTS. Qualivest Small Companies Fund may enter into contracts for the future delivery of securities or foreign currencies and futures contracts based on a specific security, class of securities, foreign currency or an index, purchase or sell options on any such futures contracts and engage in related closing transactions. FAIF Small Cap Fund may not enter into futures contracts or purchase or sell options thereon.

WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS. Each Fund may purchase securities on a when-issued or delayed-delivery basis.

LENDING OF PORTFOLIO SECURITIES. In order to generate additional income, each Fund may lend portfolio securities representing up to one-third of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities.

INVESTMENT RESTRICTIONS

Each Fund is subject to certain investment restrictions which are set forth in full in such Fund's Statement of Additional Information. Among those restrictions are the following:

BORROWING. Qualivest Small Companies Fund may borrow from banks or brokers in amounts up to 10% of the value of its total assets at the time of such borrowing. Qualivest Small Companies Fund will not purchase securities while its borrowings exceed 5% of its total assets. FAIF Small Cap Fund may borrow money from banks for temporary or emergency purposes only, in an amount not to exceed 10% of its total assets.

ILLIQUID SECURITIES. Each Fund may invest up to 15% of its net assets in illiquid securities.

QUALIVEST INTERNATIONAL OPPORTUNITIES FUND/FAIF INTERNATIONAL INDEX FUND

INVESTMENT OBJECTIVES

Qualivest International Opportunities Fund ("Qualivest International Fund") has an objective of seeking capital appreciation. It seeks to achieve this objective by investing primarily in common stocks and securities convertible into common stocks of companies whose securities are listed on the Morgan Stanley Capital International (Europe, Australasia, Far East) Index (the "EAFE Index").

FAIF International Index Fund ("FAIF International Fund") has an objective of providing investment results that correspond to the performance of the EAFE Index.

INVESTMENT POLICIES AND RESTRICTIONS

PRINCIPAL INVESTMENTS

Under normal market conditions, at least 80% of Qualivest International Fund's total assets will be invested in common stocks and securities convertible into common stocks (without regard to NRSRO rating) of foreign companies whose securities are listed on the EAFE Index. While it is anticipated that substantially all of its assets will be so invested, the Fund may invest up to 20% of its total assets in common stocks and securities convertible into common stocks of large capitalization U.S. companies that the investment adviser deems to present attractive investment opportunities due to such companies' foreign business operations.

FAIF International Fund invests substantially (at least 65% of total assets) in common stocks included in the EAFE Index. FAIF International Fund's adviser believes that the Fund's objective can best be achieved by investing in the common stocks of approximately 50% to 100% of the issues included in the EAFE Index, depending on the size of the Fund. The Fund is managed by utilizing a computer program that identifies which stocks should be purchased or sold in order to replicate, as closely as possible, the composition of the EAFE Index. The Fund includes a stock in its investment portfolio in the order of the stock's weighting in the EAFE Index, starting with the most heavily weighted stock. Thus, the proportion of Fund assets invested in a stock, industry or country closely approximates the percentage of the EAFE Index represented by that stock, industry or country.

For both the Qualivest International Fund and the FAIF International Fund, portfolio turnover is expected to be below that of actively managed mutual funds.

OTHER INVESTMENTS

Qualivest International Fund may invest up to 20% of the value of its total assets in short-term obligations (with maturities of 12 months or less) consisting of commercial paper (including variable amount master demand notes), bankers' acceptances, certificates of deposit, repurchase agreements, obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities, and demand and time deposits of domestic and foreign banks and savings and loan associations. The Fund may also hold securities of other investment companies and depositary or custodial receipts representing beneficial interests in any of the foregoing securities.

FAIF International Fund may invest up to 20% of its total assets in the aggregate in stock index futures contracts, options on stock indexes and options on stock index futures, and index participation contracts based on the EAFE Index. The Fund will not invest in these types of contracts and options for speculative purposes, but rather to maintain sufficient liquidity to meet redemption requests; to increase the level of Fund assets devoted to replicating the composition of the EAFE Index; and to reduce transaction costs. In order to maintain liquidity during times of unusual market conditions, the Fund also may invest temporarily in cash and short-term obligations such as rated commercial paper and variable amount master demand notes; U.S. dollar-denominated time and savings deposits (including certificates of deposit); bankers' acceptances; obligations of the U.S. government or its agencies or instrumentalities;

repurchase agreements; securities of other mutual funds which invest primarily in debt obligations with remaining maturities of 13 months or less; and other similar high-quality short-term U.S. dollar-denominated obligations.

INVESTMENT TECHNIQUES

Qualivest International Fund and FAIF International Fund may engage in the following investment techniques to the extent indicated.

REPURCHASE AGREEMENTS. Both Funds may invest in repurchase agreements.

REVERSE REPURCHASE AGREEMENTS AND DOLLAR ROLL AGREEMENTS. Qualivest International Fund may borrow funds by entering into reverse repurchase agreements and dollar roll agreements. FAIF International Fund may not enter into such agreements.

PUT AND CALL OPTIONS. Qualivest International Fund may purchase put and call options on securities and securities indexes, may write covered call options on securities and may write call options on indexes. FAIF International Fund may purchase put and call options and write call options on securities indexes. For Qualivest International Fund it is not expected that the underlying value of securities subject to call options will exceed 25% of total assets.

FUTURES CONTRACTS. Qualivest International Fund may enter into contracts for the future delivery of securities and futures contracts based on a specific security, class of securities, foreign currency or an index, purchase or sell options on any such futures contracts and engage in related closing transactions. FAIF International Fund may purchase stock index futures and options on stock index futures.

FOREIGN CURRENCY TRANSACTIONS. Qualivest International Fund may engage in foreign currency transactions. The Fund may conduct its foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through forward contracts to purchase or sell foreign currencies. Qualivest International Fund also may hedge its foreign currency exchange rate risk by engaging in currency financial futures and options transactions. FAIF International Fund may not engage in foreign currency transactions.

WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS. Qualivest International Fund may purchase securities on a when-issued or delayed-delivery basis. FAIF International Fund may not engage in such transactions.

LENDING OF PORTFOLIO SECURITIES. In order to generate additional income, each Fund may lend portfolio securities representing up to one-third of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities.

INVESTMENT RESTRICTIONS

Each Fund is subject to certain investment restrictions which are set forth in full in such Fund's Statement of Additional Information. Among those restrictions are the following:

BORROWING. Qualivest International Fund may borrow from banks or brokers in amounts up to 10% of the value of its total assets at the time of such borrowing. Qualivest International Fund will not purchase securities while its borrowings exceed 5% of its total assets. FAIF International Fund may borrow money from banks for temporary or emergency purposes only, in an amount not to exceed 10% of its total assets.

ILLIQUID SECURITIES. Each Fund may invest up to 15% of its net assets in illiquid securities.

                                                                    APPENDIX V

                FEES AND EXPENSES OF THE QUALIVEST PORTFOLIOS
                         AND CORRESPONDING FAIF FUNDS

The following tables compare the current fees and expenses for each Qualivest Portfolio and its corresponding FAIF Fund. FBNA has agreed that, for the period commencing on the Closing and continuing until September 30, 1998, it will waive fees and reimburse expenses to the FAIF Funds to the extent necessary to maintain FAIF Fund total operating expenses at the levels provided in the tables. The purpose of these tables is to assist shareholders in understanding the various costs and expenses that investors in these portfolios will bear as shareholders. THE EXAMPLES CONTAINED IN THE TABLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

        QUALIVEST SMALL COMPANIES VALUE FUND/FAIF SMALL CAP VALUE FUND


                                                            QUALIVEST SMALL                       FAIF SMALL
                                                          COMPANIES VALUE FUND                  CAP VALUE FUND

                                                                                                       INSTITUTIONAL
                                                   CLASS A      CLASS C      CLASS Y      CLASS A          CLASS


SHAREHOLDER TRANSACTION EXPENSES

Maximum Sales Charge Imposed on Purchases
 (as a percentage of offering price)                 4.50%        None         None        4.50%         None
Maximum Sales Charge Imposed on Reinvested
 Dividends                                           None         None         None         None         None
Deferred Sales Charge (as a percentage of
 redemption proceeds)1                               None         1.00%        None         None         None
Redemption Fees                                      None         None         None         None         None
Exchange Fees                                        None         None         None         None         None

ANNUAL FUND OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
Investment Advisory Fees                             0.80%        0.80%        0.80%        0.70%        0.70%
Rule 12b-1 Fees2                                     0.25%        1.00%        None         0.25%        None
Other Expenses3                                      0.28%        0.28%        0.28%        0.20%        0.20%
Total Fund Operating Expenses                        1.33%        2.08%        1.08%        1.15%        0.90%


1 For Class A shares of both the Qualivest Portfolio and the FAIF Fund, a 1%
  contingent deferred sales charge ("CDSC") is imposed on purchases of $1 million or more that were not subject to an initial sales charge. Such CDSC is imposed in the event of a redemption within 24 months of purchase for the FAIF Fund and 12 months of purchase for the Qualivest Portfolio. The Qualivest Portfolio Class C share CDSC is imposed on shares redeemed within 12 months of purchase.

2 As a result of the payment of Rule 12b-1 fees, long-term shareholders of the Qualivest Portfolio's Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

3 The Qualivest Portfolio has adopted, but not implemented, a plan under which up to 0.25% of average daily net assets attributable to Class Y shares may be expended to procure shareholder services.

Example:

An investor would pay the following expenses on a $1,000 investment, assuming
(1) 5% annual return, and (2) redemption at the end of each time period:


                     QUALIVEST SMALL                  FAIF SMALL
                   COMPANIES VALUE FUND             CAP VALUE FUND

                                                         INSTITUTIONAL
              CLASS A    CLASS C    CLASS Y    CLASS A        CLASS
1 year          $ 58       $ 21       $ 11       $ 56          $  9
3 years         $ 85       $ 65       $ 34       $ 80          $ 29
5 years         $115       $112       $ 60       $105          $ 50
10 years        $198       $241       $132       $178          $111


             QUALIVEST LARGE COMPANIES VALUE FUND/FAIF STOCK FUND


                                                               QUALIVEST LARGE                          FAIF
                                                             COMPANIES VALUE FUND                    STOCK FUND

                                                                                                          INSTITUTIONAL
                                                      CLASS A      CLASS C      CLASS Y      CLASS A          CLASS


SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
 (as a percentage of offering price)                    4.50%        None         None         4.50%           None
Maximum Sales Charge Imposed on Reinvested
 Dividends                                              None         None         None         None            None
Deferred Sales Charge (as a percentage of
 redemption proceeds)1                                  None         1.00%        None         None            None
Redemption Fees                                         None         None         None         None            None
Exchange Fees                                           None         None         None         None            None

ANNUAL FUND OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
Investment Advisory Fees (after waivers)2               0.60%        0.60%        0.60%        0.62%           0.62%
Rule 12b-1 Fees3                                        0.25%        1.00%        None         0.25%           None
Other Expenses4                                         0.33%        0.33%        0.33%        0.18%           0.18%
Total Fund Operating Expenses (after waivers)5          1.18%        1.93%        0.93%        1.05%           0.80%


1 For Class A shares of both the Qualivest Portfolio and the FAIF Fund, a 1%
  contingent deferred sales charge ("CDSC") is imposed on purchases of $1 million or more that were not subject to an initial sales charge. Such CDSC is imposed in the event of a redemption within 24 months of purchase for the FAIF Fund and 12 months of purchase for the Qualivest Portfolio. The Qualivest Portfolio Class C share CDSC is imposed on shares redeemed within 12 months of purchase.

2 Investment advisory fees for the Qualivest Portfolio and the FAIF Fund reflect voluntary fee waivers by the investment adviser. Absent voluntary waivers, current investment advisory fees for the Qualivest Portfolio and the FAIF Fund would be 0.75% and 0.70%, respectively, of average daily net assets.

3 As a result of the payment of Rule 12b-1 fees, long-term shareholders of the Qualivest Portfolio's Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

4 The Qualivest Portfolio has adopted, but not implemented, a plan under which up to 0.25% of average daily net assets attributable to Class Y shares may be expended to procure shareholder services.

5 Absent any voluntary fee waivers, total fund operating expenses would be 1.33%, 2.09% and 1.08%, respectively, of average daily net assets for the Class A, Class C and Class Y shares of the Qualivest Portfolio, and 1.13% and 0.88%, respectively, of average daily net assets for the Class A and Class C shares of the FAIF Fund.

Example:

An investor would pay the following expenses on a $1,000 investment, assuming
(1) 5% annual return, and (2) redemption at the end of each time period:


                     QUALIVEST LARGE                    FAIF
                  COMPANIES VALUE FUND               STOCK FUND

                                                          INSTITUTIONAL
              CLASS A    CLASS C    CLASSY    CLASS A        CLASS

1 year          $ 56       $ 20      $  9       $ 55          $ 8
3 years         $ 81       $ 61      $ 30       $ 77          $26
5 years         $107       $104      $ 51       $100          $44
10 years        $182       $225      $114       $167          $99


            QUALIVEST OPTIMIZED STOCK FUND/FAIF EQUITY INDEX FUND


                                                                      QUALIVEST                      FAIF EQUITY
                                                                 OPTIMIZED STOCK FUND                 INDEX FUND

                                                                                                              INSTITUTIONAL
                                                          CLASS A      CLASS C      CLASS Y      CLASS A           CLASS
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
 (as a percentage of offering price)                        4.50%        None         None         4.50%           None
Maximum Sales Charge Imposed on Reinvested Dividends        None         None         None         None            None
Deferred Sales Charge (as a percentage of
 redemption proceeds)1                                      None         1.00%        None         None            None
Redemption Fees                                             None         None         None         None            None
Exchange Fees                                               None         None         None         None            None

ANNUAL FUND OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
Investment Advisory Fees (after waivers)2                   0.30%        0.30%        0.30%        0.16%           0.16%
Rule 12b-1 Fees3                                            0.25%        1.00%        None         0.25%           None
Other Expenses (after waivers)4                             0.29%        0.29%        0.30%        0.19%           0.19%
Total Fund Operating Expenses (after waivers)4              0.84%        1.59%        0.60%        0.60%           0.35%


1 For Class A shares of both the Qualivest Portfolio and the FAIF Fund, a 1%
  contingent deferred sales charge ("CDSC") is imposed on purchases of $1 million or more that were not subject to an initial sales charge. Such CDSC is imposed in the event of a redemption within 24 months of purchase for the FAIF Fund and 12 months of purchase for the Qualivest Portfolio. The Qualivest Portfolio Class C share CDSC is imposed on shares redeemed within 12 months of purchase.

2 Investment advisory fees for the Qualivest Portfolio and the FAIF Fund reflect voluntary fee waivers by the investment adviser. Absent voluntary waivers, current investment advisory fees for the Qualivest Portfolio and the FAIF Fund would be 0.50% and 0.70%, respectively, of average daily net assets.

3 As a result of the payment of Rule 12b-1 fees, long-term shareholders of the Qualivest Portfolio's Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

4 The Qualivest Portfolio has adopted, but not implemented, a plan under which up to 0.25% of average daily net assets attributable to Class Y shares may be expended to procure shareholder services.

5 Absent any voluntary fee waivers, total fund operating expenses would be 1.04%, 1.79% and 0.80%, respectively, of average daily net assets for the Class A, Class C and Class Y shares of the Qualivest Portfolio, and 1.15% and 0.90%, respectively, of average daily net assets for the Class A and Class C shares of the FAIF Fund.

Example:

An investor would pay the following expenses on a $1,000 investment, assuming
(1) 5% annual return, and (2) redemption at the end of each time period:


                        QUALIVEST              FAIF EQUITY
                   OPTIMIZED STOCK FUND         INDEX FUND

                                                              INSTITUTIONAL
              CLASS A    CLASS C    CLASS Y      CLASS A          CLASS

1 year          $ 53       $ 16       $ 6          $ 51            $ 4
3 years         $ 71       $ 50       $19          $ 63            $11
5 years         $ 89       $ 87       $33          $ 77            $20
10 years        $144       $189       $75          $117            $44


     QUALIVEST INTERMEDIATE BOND FUND/FAIF INTERMEDIATE TERM INCOME FUND


                                                                  QUALIVEST                       FAIF INTERMEDIATE
                                                            INTERMEDIATE BOND FUND                TERM INCOME FUND

                                                                                                          INSTITUTIONAL
                                                      CLASS A      CLASS C      CLASS Y      CLASS A          CLASS

SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
 (as a percentage of offering price)                    3.50%        None         None         3.75%           None
Maximum Sales Charge Imposed on Reinvested
 Dividends                                              None         None         None         None            None
Deferred Sales Charge (as a percentage of
 redemption proceeds)1                                  None         1.00%        None         None            None
Redemption Fees                                         None         None         None         None            None
Exchange Fees                                           None         None         None         None            None

ANNUAL FUND OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
Investment Advisory Fees (after waivers)2               0.45%        0.45%        0.45%        0.52%           0.52%
Rule 12b-1 Fees (after waivers)3                        0.25%        1.00%        None            0%           None
Other Expenses4                                         0.31%        0.31%        0.31%        0.18%           0.18%
Total Fund Operating Expenses (after waivers)5          1.01%        1.76%        0.76%        0.70%           0.70%


1 For Class A shares of both the Qualivest Portfolio and the FAIF Fund, a 1%
  contingent deferred sales charge ("CDSC") is imposed on purchases of $1 million or more that were not subject to an initial sales charge. Such CDSC is imposed in the event of a redemption within 24 months of purchase for the FAIF Fund and 12 months of purchase for the Qualivest Portfolio. The Qualivest Portfolio Class C share CDSC is imposed on shares redeemed within 12 months of purchase.

2 Investment advisory fees for the Qualivest Portfolio and the FAIF Fund reflect voluntary fee waivers by the investment adviser. Absent voluntary waivers, current investment advisory fees for the Qualivest Portfolio and the FAIF Fund would be 0.60% and 0.70%, respectively, of average daily net assets.

3 Absent voluntary waivers by the Fund's distributor, Rule 12b-1 fees for the FAIF Fund's Class A shares would be 0.25% of the average daily net assets attributable to such shares. As a result of the payment of Rule 12b-1 fees, long-term shareholders of the Qualivest Portfolio's Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

4 The Qualivest Portfolio has adopted, but not implemented, a plan under which up to 0.25% of average daily net assets attributable to Class Y shares may be expended to procure shareholder services.

5 Absent any voluntary fee waivers, total fund operating expenses would be 1.16%, 1.91% and 0.91%, respectively, of average daily net assets for the Class A, Class C and Class Y shares of the Qualivest Portfolio, and 1.13% and 0.88%, respectively, of average daily assets for the Class A and Class C shares of the FAIF Fund.

Example:

An investor would pay the following expenses on a $1,000 investment, assuming
(1) 5% annual return, and (2) redemption at the end of each time period:


                        QUALIVEST                  FAIF INTERMEDIATE
                  INTERMEDIATE BOND FUND           TERM INCOME FUND

                                                           INSTITUTIONAL
              CLASS A    CLASS C    CLASS Y    CLASS A        CLASS

1 year          $ 45       $ 18       $ 8        $ 44          $ 7
3 years         $ 66       $ 55       $24        $ 59          $22
5 years         $ 89       $ 95       $42        $ 75          $39
10 years        $154       $207       $94        $121          $87


            QUALIVEST DIVERSIFIED BOND FUND/FAIF FIXED INCOME FUND



                                                                  QUALIVEST                          FAIF FIXED
                                                            DIVERSIFIED BOND FUND                    INCOME FUND

                                                                                                          INSTITUTIONAL
                                                      CLASS A      CLASS C      CLASS Y      CLASS A          CLASS
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
 (as a percentage of offering price)                    3.50%        None         None         3.75%           None
Maximum Sales Charge Imposed on Reinvested
 Dividends                                              None         None         None         None            None
Deferred Sales Charge (as a percentage of
 redemption proceeds)1                                  None         1.00%        None         None            None
Redemption Fees                                         None         None         None         None            None
Exchange Fees                                           None         None         None         None            None

ANNUAL FUND OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
Investment Advisory Fees (after waivers)2               0.30%        0.30%        0.30%        0.53%           0.53%
Rule 12b-1 Fees3                                        0.25%        1.00%        None         0.25%           None
Other Expenses4                                         0.30%        0.28%        0.31%        0.17%           0.17%
Total Fund Operating Expenses (after waivers)5          0.85%        1.58%        0.61%        0.95%           0.70%


1 For Class A shares of both the Qualivest Portfolio and the FAIF Fund, a 1%
  contingent deferred sales charge ("CDSC") is imposed on purchases of $1 million or more that were not subject to an initial sales charge. Such CDSC is imposed in the event of a redemption within 24 months of purchase for the FAIF Fund and 12 months of purchase for the Qualivest Portfolio. The Qualivest Portfolio Class C share CDSC is imposed on shares redeemed within 12 months of purchase.

2 Investment advisory fees for the Qualivest Portfolio and the FAIF Fund reflect voluntary fee waivers by the investment adviser. Absent voluntary waivers, current investment advisory fees for the Qualivest Portfolio and the FAIF Fund would be 0.60% and 0.70%, respectively, of average daily net assets.

3 As a result of the payment of Rule 12b-1 fees, long-term shareholders of the Qualivest Portfolio's Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

4 The Qualivest Portfolio has adopted, but not implemented, a plan under which up to 0.25% of average daily net assets attributable to Class Y shares may be expended to procure shareholder services.

5 Absent any voluntary fee waivers, total fund operating expenses would be 1.15%, 1.88% and 0.91%, respectively, of average daily net assets for the Class A, Class C and Class Y shares of the Qualivest Portfolio, and 1.12% and 0.87%, respectively, of the Class A and Class C shares of the FAIF Fund.

Example:

An investor would pay the following expenses on a $1,000 investment, assuming
(1) 5% annual return, and (2) redemption at the end of each time period:


                        QUALIVEST                     FAIF FIXED
                  DIVERSIFIED BOND FUND               INCOME FUND

                                                           INSTITUTIONAL
              CLASS A    CLASS C    CLASS Y    CLASS A        CLASS

1 year          $ 43       $ 16       $ 6        $ 47          $ 7
3 years         $ 61       $ 50       $20        $ 67          $22
5 years         $ 80       $ 86       $34        $ 88          $39
10 years        $136       $188       $76        $150          $87


   QUALIVEST INTERNATIONAL OPPORTUNITIES FUND/FAIF INTERNATIONAL INDEX FUND


                                                              QUALIVEST INTERNATIONAL               FAIF INTERNATIONAL
                                                                 OPPORTUNITIES FUND                     INDEX FUND

                                                                                                             INSTITUTIONAL
                                                         CLASS A      CLASS C      CLASS Y      CLASS A          CLASS

SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
 (as a percentage of offering price)                       4.50%        None         None         4.50%           None
Maximum Sales Charge Imposed on Reinvested Dividends       None         None         None         None            None
Deferred Sales Charge (as a percentage of redemption
 proceeds)1                                                None         1.00%        None         None            None
Redemption Fees                                            None         None         None         None            None
Exchange Fees                                              None         None         None         None            None

ANNUAL FUND OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
Investment Advisory Fees (after waivers)2                  0.30%        0.30%        0.30%        0.46%           0.46%
Rule 12b-1 Fees3                                           0.25%        1.00%        None         0.25%           None
Other Expenses4                                            0.51%        0.48%        0.51%        0.29%           0.29%
Total Fund Operating Expenses (after waivers and
 reimbursements)5                                          1.06%        1.78%        0.81%        1.00%           0.75%


1 For Class A shares of both the Qualivest Portfolio and the FAIF Fund, a 1%
  contingent deferred sales charge ("CDSC") is imposed on purchases of $1 million or more that were not subject to an initial sales charge. Such CDSC is imposed in the event of a redemption within 24 months of purchase for the FAIF Fund and 12 months of purchase for the Qualivest Portfolio. The Qualivest Portfolio Class C share CDSC is imposed on shares redeemed within 12 months of purchase.

2 Investment advisory fees for the Qualivest Portfolio and the FAIF Fund reflect voluntary fee waivers by the investment adviser. Absent voluntary waivers, current investment advisory fees for the Qualivest Portfolio and the FAIF Fund would be 0.60% and 0.70%, respectively, of average daily net assets.

3 As a result of the payment of Rule 12b-1 fees, long-term shareholders of the Qualivest Portfolio's Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

4 The Qualivest Portfolio has adopted, but not implemented, a plan under which up to 0.25% of average daily net assets attributable to Class Y shares may be expended to procure shareholder services.

5 Absent any voluntary fee waivers or expense reimbursements, total fund operating expenses would be 1.36%, 2.08% and 1.08%, respectively, of average daily net assets for the Class A, Class C and Class Y shares of the Qualivest Portfolio, and 1.24% and 0.99%, respectively, of average daily net assets for the Class A and Class C shares of the FAIF Fund.

Example:

An investor would pay the following expenses on a $1,000 investment, assuming
(1) 5% annual return, and (2) redemption at the end of each time period:


                 QUALIVEST INTERNATIONAL          FAIF INTERNATIONAL
                    OPPORTUNITIES FUND                INDEX FUND

                                                         INSTITUTIONAL
              CLASS A    CLASS C    CLASS Y    CLASS A        CLASS

1 year          $ 55       $ 18       $  8       $ 55          $ 8
3 years         $ 77       $ 56       $ 26       $ 75          $24
5 years         $101       $ 96       $ 45       $ 98          $42
10 years        $169       $209       $100       $162          $93

                                                                   APPENDIX VI

                 COMPARISON OF INTERIM ADVISORY AGREEMENT AND
                      FAIF INVESTMENT ADVISORY AGREEMENT

This Appendix summarizes and compares certain significant provisions of the Interim Advisory Agreement (the "Interim Agreement") against corresponding provisions of the FAIF Investment Advisory Agreement (the "FAIF Agreement"). Fees payable under the Agreements are set forth in Table III in the Combined Proxy Statement/Prospectus.

ADVISORY SERVICES. The Interim Agreement provides that the adviser will provide a continuous investment program for the Qualivest Portfolios, including investment research and management with respect to all securities and investments and cash equivalents in the Portfolios. The Interim Agreement provides that the adviser will pay all expenses incurred by it in connection with its activities under the Agreement other than the cost of securities (including brokerage commissions, if any) purchased by the portfolios.

Similarly, the FAIF Agreement provides that the adviser agrees to act as the investment adviser for, and to manage the investment of the assets of, the FAIF Funds. Under the FAIF Agreement the adviser is required, at its own expense, to provide the FAIF Funds with all necessary office space, personnel and facilities necessary and incident to the performance of the adviser's services under the Agreement. In addition, under the FAIF Agreement, the adviser is required to pay or be responsible for the payment of all compensation to personnel of the FAIF Funds and the officers and directors of the FAIF Funds who are affiliated with the adviser or any entity which controls, is controlled by or is under common control with the adviser.

FEE AND EXPENSE LIMITATIONS. Each Agreement requires that if, in any fiscal year, the aggregate expenses of any Fund or Portfolio exceed the expense limitations imposed under the securities regulations of a state, the adviser will reimburse the Fund or Portfolio. A portion of such reimbursement will be paid by the administrator in the case of the Interim Agreement. Such reimbursement shall not exceed the advisory fees paid to the adviser during the year, unless otherwise required by the state and, in the case of the FAIF Agreement, unless the adviser agrees to be bound by such state requirement. Under federal law, states may no longer impose expense limitations on mutual funds.

STANDARD OF CARE. The Interim Agreement provides that the adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Portfolios in connection with the performance of the Interim Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the adviser in the performance of its duties or from reckless disregard by it of its obligations and duties under the Interim Agreement.

The FAIF Agreement provides that the adviser shall be liable to the Funds and their shareholders or former shareholders for any negligence or willful misconduct on the part of the adviser or any of its directors, officers, employees, representatives or agents in connection with the responsibilities assumed by it under the FAIF Agreement, provided that the adviser shall not be liable for any investments made by the adviser in accordance with the explicit or implicit direction of the Board of Directors of FAIF or the investment objectives and policies of a Fund, and provided further that any liability of the adviser resulting from a breach of fiduciary duty with respect to the receipt of compensation for services shall be limited to the period and amount set forth in Section 36(b)(3) of the 1940 Act. In addition, the adviser agrees in the FAIF agreement to indemnify FAIF and each Fund with respect to any loss, liability, judgment, cost or penalty which FAIF or any Fund may directly or indirectly suffer or incur in any way arising out of or in connection with any breach of the FAIF Agreement by the adviser.

PORTFOLIO TRANSACTIONS. The Interim Agreement provides that the adviser will place or cause to be placed orders for the purchase or sale of securities for the Portfolios either directly with the issuer or with any broker or dealer. The Interim Agreement requires that, in placing orders with brokers and dealers, the adviser will attempt to obtain prompt execution of orders in an effective manner at the most favorable price. To the extent permitted by the 1940 Act, when the execution and price offered by two or more brokers or dealers are comparable, the adviser may purchase and sell portfolio securities to and from brokers and dealers who provide the adviser with research advice and other services. The Interim Agreement provides that portfolio securities will not be purchased from or sold to the administrator, the adviser, or any affiliated person of the administrator, the adviser or Qualivest, except to the extent permitted by the 1940 Act.

The FAIF Agreement does not address the issue of the adviser placing Fund portfolio transactions with brokers and dealers who provide research advice and other services to the adviser. Such a practice is permitted, however, under the current prospectuses for the FAIF Funds. The FAIF Agreement specifically provides that the adviser may utilize the Funds' distributor or an affiliate of the adviser as a broker in accordance with the 1940 Act and the Funds' registration statement. The FAIF Agreement also provides that allocation of portfolio transactions shall be subject to such policies and supervision as FAIF's Board of Directors or any committee thereof deems appropriate and any brokerage policy set forth in the then current registration statement of the Funds.

                                                                  APPENDIX VII

                    SHAREHOLDER TRANSACTIONS AND SERVICES

This Appendix compares the shareholder transactions and services of the Qualivest Portfolios and the corresponding FAIF Funds. The following is qualified in its entirety by the more detailed information included in the prospectuses for the Qualivest Portfolios and the Existing FAIF Funds which are incorporated by reference in this Combined Proxy Statement/Prospectus and by the preliminary prospectuses for the Class A and Class B shares and for the Institutional Class shares of the New FAIF Funds, which are attached to this Combined Proxy Statement/Prospectus as Appendix VIII and Appendix IX, respectively.

PURCHASE, EXCHANGE AND REDEMPTION PROCEDURES

PURCHASES OF QUALIVEST AND FAIF CLASS A SHARES AND QUALIVEST CLASS C SHARES. Class A shares of both the Qualivest Portfolios and the FAIF Funds may be purchased at a public offering price equal to their net asset value per share plus a sales charge. Front-end sales charges for the Qualivest Portfolios and the FAIF Funds investing primarily in equity securities are the same for purchases of less than $50,000. For purchases of $50,000 or more, the front-end sales charge is greater for the FAIF Funds. For funds investing primarily in debt securities, the front-end sales charge applicable to Class A shares is generally greater for the FAIF Funds. A comparison of front-end sales charges is set forth in the following tables.

                       SALES CHARGES FOR EQUITY FUNDS*


                                                   FAIF FUNDS                  QUALIVEST PORTFOLIO
                                                SALES CHARGE AS                  SALES CHARGE AS

                                              % OF          % OF NET           % OF          % OF NET
SIZE OF TRANSACTION AT OFFERING PRICE    OFFERING PRICE    ASSET VALUE    OFFERING PRICE    ASSET VALUE
Less than $50,000                             4.50%           4.71%            4.50%           4.71%
$50,000 but less than $100,000                4.00%           4.17%            3.75%           3.90%
$100,000 but less than $250,000               3.50%           3.63%            2.50%           2.56%
$250,000 but less than $500,000               2.75%           2.83%            2.00%           2.04%
$500,000 but less than $1,000,000             2.00%           2.04%            1.50%           1.52%
$1,000,000 and over**                         0.00%           0.00%            0.00%           0.00%


* FAIF Small Cap Value Fund, Stock Fund, Equity Index Fund and International Index Fund; Qualivest Small Companies Value Fund, Large Companies Value Fund, Optimized Stock Fund and International Opportunities Fund.

** No initial sales charge applies to purchases of Class A shares of $1,000,000 or more. However, a 1.00% contingent deferred sales charge will be imposed if those shares are redeemed within 24 months of purchase, in the case of the FAIF Funds, and 12 months of purchase in the case of the Qualivest Portfolios.

                        SALES CHARGES FOR DEBT FUNDS*


                                                   FAIF FUNDS                  QUALIVEST PORTFOLIO
                                                SALES CHARGE AS                  SALES CHARGE AS

                                              % OF          % OF NET           % OF          % OF NET

SIZE OF TRANSACTION AT OFFERING PRICE    OFFERING PRICE    ASSET VALUE    OFFERING PRICE    ASSET VALUE
Less than $50,000                             3.75%           3.90%            3.50%           3.63%
$50,000 but less than $100,000                3.25%           3.36%            2.75%           2.83%
$100,000 but less than $250,000               2.75%           2.83%            2.00%           2.04%
$250,000 but less than $500,000               2.00%           2.04%            1.50%           1.52%
$500,000 but less than $1,000,000             1.00%           1.01%            1.25%           1.27%
$1,000,000 and over**                         0.00%           0.00%            0.00%           0.00%


* FAIF Intermediate Term Income Fund and Fixed Income Fund; Qualivest Intermediate Bond Fund and Diversified Bond Fund.

** No initial sales charge applies to purchases of Class A shares of $1,000,000 or more. However, a 1.00% contingent deferred sales charge will be imposed if those shares are redeemed within 24 months of purchase, in the case of the FAIF Funds, and 12 months of purchase in the case of the Qualivest Portfolios.

Class C shares of the Qualivest Portfolios may be purchased at net asset value without an initial sales charge. Investors may be subject to a contingent deferred sales charge of 1.00% when Class C shares are redeemed less than one year after purchase.

The minimum initial investment for Qualivest Portfolios Class A and Class C shares generally is $500, with a $100 minimum for subsequent purchases. The minimum initial investment for FAIF Funds Class A shares generally is $1,000, with a minimum of $100 for subsequent purchases.

Class A and Class C Qualivest Portfolio shares may be purchased directly from the Portfolios' distributor or through a broker-dealer who has established a dealer agreement with the distributor. Such purchases may be made by mail, by telephone or by wire. Class A FAIF Fund shares may be purchased through a financial institution which has a sales agreement with the Funds' distributor, by mail directly through the Funds' transfer agent, or by wire.

Both the FAIF Funds and the Qualivest Portfolios have automatic investment programs which allow shareholders to make regular purchases of shares through automatic deduction from their bank accounts and, in the case of the FAIF Funds, from the Prime Obligations Fund, a series of First American Funds, Inc.

PURCHASES AT REDUCED OR NO SALES CHARGE. For the Class A shares of the Qualivest Portfolios and the FAIF Funds, various persons, entities and groups may qualify for reduced sales charges, or for purchases at net asset value without a sales charge. Ways in which the sales charge may be reduced or waived are set forth in the prospectuses for the Existing FAIF Funds and the Qualivest Portfolios incorporated herein by reference and in the preliminary prospectus for the Class A and Class B shares of the New FAIF Funds attached as Appendix VIII to this combined Proxy Statement/Prospectus.

PURCHASES OF QUALIVEST PORTFOLIO CLASS Y SHARES AND FAIF FUND INSTITUTIONAL CLASS SHARES. The Class Y shares of the Qualivest Portfolios and the Institutional Class shares of the FAIF Funds are offered at net asset value without any initial or contingent deferred sales charges. Class Y shares of the Qualivest Portfolios are offered only to certain institutional investors and bank trust departments purchasing shares on behalf of fiduciary, advisory, agency, custody or other similar accounts maintained by or on behalf of their customers. Such shares may be purchased through a broker-dealer, bank or trust company that has established a dealer agreement with the Portfolios' distributor and also may be purchased directly by mail, by telephone or by wire. Institutional Class shares of the FAIF Funds are offered through banks and certain other institutions for the investment of their own funds and funds for which they act in a fiduciary, agency or custodial capacity. Such shares may be purchased by wire, or the Fund may accept securities in exchange for Fund shares.

EXCHANGES. Shares of a Qualivest Portfolio may be exchanged for shares of the same class of any other Qualivest mutual fund. Similarly, shares of an FAIF Fund may be exchanged for shares of the same class of the other FAIF Funds or of other funds in the First American family.

REDEMPTIONS. Shares of the Qualivest Portfolios and Class A shares of the FAIF Funds may be redeemed by written request or by telephone. In addition, Class A and Class C Qualivest Portfolio shareholders with an account balance of at least $500 and Class A FAIF Fund shareholders with an account balance of at least $5,000 may elect to participate in a systematic withdrawal program under which shares are redeemed to provide for periodic withdrawal payments in an amount directed by the shareholder. Payments for redeemed Institutional Class shares of the FAIF Funds can be made only by wire transfer.

DIVIDENDS AND DISTRIBUTIONS. There are differences in the dividend and distribution policies of the Qualivest Portfolios and the FAIF Funds. For Qualivest Intermediate Bond Fund and Qualivest Diversified Bond Fund, and for their corresponding FAIF Funds, net income dividends are declared and paid monthly. For the other Qualivest Portfolios, which invest primarily in equity securities, net income dividends are declared and paid quarterly. For FAIF Stock Fund and Equity Index Fund, however, dividends are declared and paid monthly. The other FAIF Funds that invest primarily in equity securities declare and pay dividends quarterly. For all Funds and Portfolios distributions of any net realized long-term capital gains are made at least once annually. For both the FAIF Funds and the Qualivest Portfolios, all dividends and distributions are automatically reinvested in shares of the Fund or Portfolio at net asset value unless the shareholders elects to receive dividends or distributions in cash or, in the case of the Class A and Class C shares of the Qualivest Portfolios, in the same class of another Qualivest mutual fund.

                                                                   APPENDIX VIII

FIRST AMERICAN INVESTMENT FUNDS, INC.


RETAIL CLASSES

SMALL CAP VALUE FUND

INTERNATIONAL INDEX FUND


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                                   PROSPECTUS


                             ________________, 1997


                      SUBJECT TO COMPLETION - July 21, 1997


[LOGO]
FIRST AMERICAN FUNDS
THE POWER OF DISCIPLINED INVESTING



FIRST AMERICAN INVESTMENT FUNDS, INC.
Oaks, Pennsylvania 19456

RETAIL CLASSES PROSPECTUS

The shares described in this Prospectus represent interests in First American Investment Funds, Inc., which consists of mutual funds with several different investment portfolios and objectives. This Prospectus relates to the Class A and Class B Shares of the following funds (the "Funds"):


                             * SMALL CAP VALUE FUND
                             * INTERNATIONAL INDEX FUND


SHARES OF THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, INCLUDING FIRST BANK NATIONAL ASSOCIATION AND ANY OF ITS AFFILIATES, NOR ARE THEY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. AN INVESTMENT IN THE FUNDS INVOLVES INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL, DUE TO FLUCTUATIONS IN EACH FUND'S NET ASSET VALUE.

This Prospectus concisely sets forth information about the Funds that a prospective investor should know before investing. It should be read and retained for future reference.



A Statement of Additional Information dated ___________, 1997 for the Funds has been filed with the Securities and Exchange Commission ("SEC") and is incorporated in its entirety by reference in this Prospectus. To obtain copies of the Statement of Additional Information at no charge, or to obtain other information or make inquiries about the Funds, call (800) 637-2548 or write SEI Investments Distribution Co., Oaks, Pennsylvania 19456. The SEC maintains a World Wide Web site that contains reports and information regarding issuers that file electronically with the SEC. The address of such site is "http://www.sec.gov."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRE- SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is ______________, 1997.

TABLE OF CONTENTS


                                    PAGE

SUMMARY                               4

FEES AND EXPENSES                     7
Class A Share Fees and Expenses       7
Class B Share Fees and Expenses       8
Information Concerning Fees and
Expenses                              9

THE FUNDS                            10

INVESTMENT OBJECTIVES AND
POLICIES                             10
Small Cap Value Fund                 11
International Index Fund             12
Risks to Consider                    13

MANAGEMENT                           14
Investment Adviser                   14
Portfolio Managers                   16
Custodian                            16
Administrator                        17
Transfer Agent                       17

DISTRIBUTOR                          17

INVESTING IN THE FUNDS               19
Share Purchases                      19
Minimum Investment Required          20
Alternative Sales Charge
Options                              20
Class A Shares                       22
Class B Shares                       25
Systematic Exchange Program          26
Systematic Investment Program        26
Exchanging Securities for
Fund Shares                          26
Certificates and Confirmations       27
Dividends and Distributions          27
Exchange Privilege                   27

REDEEMING SHARES                     29
By Telephone                         29
By Mail                              30
By Systematic Withdrawal Program     31
Redemption Before Purchase
Instruments Clear                    31
Accounts with Low Balances           32

DETERMINING THE PRICE OF SHARES      32
Determining Net Asset Value          32
Foreign Securities                   33

INCOME TAXES                         34
Federal Income Taxation              34

FUND SHARES                          35

CALCULATION OF PERFORMANCE DATA      36

SPECIAL INVESTMENT METHODS           37
Repurchase Agreements                37
When-Issued and Delayed-Delivery
Transactions                         38
Lending of Portfolio Securities      38
Options Transactions                 39
Cash Items                           40
Futures and Options on Futures       40
Fixed Income Securities              41
Foreign Securities                   42
Portfolio Transactions               43
Portfolio Turnover                   44
Investment Restrictions              44
Information Concerning
Compensation Paid to First Trust
National Association and its
Affiliates                           45

SUMMARY

First American Investment Funds, Inc. ("FAIF") is an open-end investment company which offers shares in several different mutual funds. This Prospectus provides information with respect to the Class A Shares and Class B Shares of the following funds (the "Funds"):

SMALL CAP VALUE FUND has an objective of capital appreciation. Under normal market conditions, the Fund invests at least 65% of its total assets in equity securities of small-capitalization companies (those with market capitalizations of less than $1 billion at the time of purchase). In selecting equity securities, the Fund's adviser utilizes a value-based selection discipline, investing in equity securities it believes are undervalued relative to other securities at the time of purchase.

INTERNATIONAL INDEX FUND has an objective of providing investment results that correspond to the performance of the Morgan Stanley Europe, Australia, Far East Composite Index (the "EAFE Index"). The Fund invests substantially (at least 65% of total assets) in common stocks included in the EAFE Index. The Fund's adviser believes that its objective can be best achieved by investing in common stocks of approximately 50% to 100% of the issues included in the EAFE Index, depending on the size of the Fund.

INVESTMENT ADVISER First Bank National Association (the "Adviser") serves as investment adviser to each of the Funds. See "Management."

DISTRIBUTOR; ADMINISTRATOR SEI Investments Distribution Co. (the "Distributor") serves as the distributor of the Funds' shares. SEI Investments Management Corporation (the "Administrator") serves as the administrator of the Funds. See "Management" and "Distributor."

OFFERING PRICES Class A Shares of the Funds are sold at net asset value plus a maximum sales charge of 4.50%. These sales charges are reduced on purchases of $50,000 or more. Purchases of $1 million or more of Class A Shares are not subject to an initial sales charge, but a contingent deferred sales charge of 1.00% will be imposed on such purchases in the event of redemption within 24 months following the purchase. Class A Shares of the Funds otherwise are redeemed at net asset value without any additional charge. Class A Shares of each Fund are subject to a shareholder servicing fee computed at an annual rate of 0.25% of the average daily net assets of that class. See "Investing in the Funds -- Alternative Sales Charge Options."

Class B Shares of each Fund are sold at net asset value without an initial sales charge. Class B Shares of each Fund are subject to Rule 12b-1 distribution and shareholder servicing fees computed at an annual rate totaling 1.00% of the average daily net assets of that class. If Class B Shares are redeemed within six years after purchase, they are subject to a contingent deferred sales charge declining from 5.00% in the first year to zero after six years. Class B Shares automatically convert into Class A Shares approximately eight years after purchase. See "Investing in the Funds -- Alternative Sales Charge Options."

MINIMUM INITIAL AND SUBSEQUENT INVESTMENTS The minimum initial investment is $1,000 ($250 for IRAs) for each Fund. Subsequent investments must be $100 or more. Regular investment in the Funds is simplified through the Systematic Investment Program through which monthly purchases of $100 or more are possible. See "Investing in the Funds -- Minimum Investment Required" and "-- Systematic Investment Program."

EXCHANGES Shares of either Fund may be exchanged for the same class of shares of other funds in the First American family at the shares' respective net asset values with no additional charge. See "Investing in the Funds -- Exchange Privilege."

REDEMPTIONS Shares of each Fund may be redeemed at any time at their net asset value next determined after receipt of a redemption request by the Funds' transfer agent, less any applicable contingent deferred sales charge. Each Fund may, upon 60 days written notice, redeem an account if the account's net asset value falls below $500. See "Investing in the Funds" and "Redeeming Shares."

RISKS TO CONSIDER Each of the Funds is subject to the risk of generally adverse equity markets. Investors also should recognize that market prices of equity securities generally, and of particular companies' equity securities, frequently are subject to greater volatility than prices of fixed income securities.

Because Small Cap Value Fund is actively managed, its performance will reflect in part the ability of the Adviser to select securities which are suited to achieving its investment objectives. Due to its active management, this Fund could underperform other mutual funds with similar investment objectives or the market generally.

In addition, (i) Small Cap Value Fund is subject to risks associated with investing in small-capitalization companies; (ii) International Index Fund is subject to risks associated with investing in foreign securities and to currency risk; (iii) Small Cap Value Fund may invest a specified portion of its assets in securities of foreign issuers which are listed on a United States stock exchange or represented by American Depositary Receipts; (iv) the Funds may invest (but not for speculative purposes) in options on stock indices; and (v) International Index Fund may invest (but not for speculative purposes) in stock index futures contracts, options on stock index futures, and/or index participation contracts based on the EAFE Index. See "Investment Objectives and Policies -- Risks to Consider" and "Special Investment Methods."

SHAREHOLDER INQUIRIES Any questions or communications regarding the Funds or a shareholder account should be directed to the Distributor by calling (800) 637-2548, or to the financial institution which holds shares on an investor's behalf.

FEES AND EXPENSES

CLASS A SHARE FEES AND EXPENSES


                                               SMALL CAP                                 INTERNATIONAL
                                              VALUE FUND                                    INDEX FUND
SHAREHOLDER TRANSACTION EXPENSES

Maximum sales load imposed on purchases
(as a percentage of offering price)(1)             4.50%                                         4.50%

Maximum sales load imposed on reinvested
dividends                                          None                                          None

Deferred sales load                                None                                          None

Redemption fees                                    None                                          None

Exchange fees                                      None                                          None

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

Investment advisory fees
(after voluntary fee waivers )(2)                  0.70%                                         0.46%

Rule 12b-1 fees (after voluntary fee
waivers)(2)                                        0.25%                                         0.25%

Other expenses (after
reimbursements)(2)                                 0.20%                                         0.29%

Total fund operating expenses
(after voluntary fee waivers and
reimbursements)(2)                                 1.15%                                         1.00%

EXAMPLE(3)

You would pay the following expenses on a $1,000 investment, assuming (i) the maximum applicable sales charge for all funds; (ii) a 5% annual return; and
(iii) redemption at the end of each time period:

1 year                                            $  56                                         $  55
3 years                                           $  80                                         $  75


(1) The rules of the Securities and Exchange Commission require that the maximum sales charge be reflected in the above table. However, certain investors may qualify for reduced sales charges. Purchases of $1 million or more of Class A Shares are not subject to an initial sales charge, but a contingent deferred sales charge of 1.00% will be imposed on such purchases in the event of redemption within 24 months following the purchase. See "Investing in the Funds -- Alternative Sales Charge Options."

(2) The Adviser intends to waive a portion of its fees and/or reimburse expenses on a voluntary basis, and the amounts shown reflect these waivers and reimbursements as of the date of this Prospectus. Each of these persons intends to maintain such waivers and reimbursements in effect through September 30, 1998. Absent any fee waivers or reimbursements, investment advisory fees for each Fund as an annualized percentage of average daily net assets would be 0.70%; Rule 12b-1 fees calculated on such basis would be 0.25%; and total fund operating expenses calculated on such basis would be 1.15% for Small Cap Value Fund and 1.24% for International Index Fund. "Other expenses" includes an administration fee and is based on estimated amounts for the current fiscal year.

(3) Absent the fee waivers and reimbursements referred to in (2) above, the dollar amounts for the 1 and 3-year periods would be as follows: Small Cap Value Fund, $56 and $80, and International Index Fund, $57 and $83.

CLASS B SHARE FEES AND EXPENSES

                                                             SMALL CAP         INTERNATIONAL
                                                            VALUE FUND            INDEX FUND
SHAREHOLDER TRANSACTION EXPENSES

Maximum sales load imposed on purchases (as a
percentage of offering price)                                  None                     None

Maximum sales load imposed on reinvested dividends             None                     None

Maximum contingent deferred sales charge (as a
percentage of original purchase price or redemption
proceeds, as applicable)                                       5.00%                    5.00%

Redemption fees                                                None                     None

Exchange fees                                                  None                     None

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

Investment advisory fees
(after voluntary fee waivers)(1)                               0.70%                    0.46%

Rule 12b-1 fees                                                1.00%(2)                 1.00%(2)

Other expenses(1)                                              0.20%                    0.29%

Total fund operating expenses
(after voluntary fee waivers)(1)                               1.90%                    1.75%

EXAMPLE

ASSUMING REDEMPTION(3)

You would pay the following expenses on a $1,000 investment, assuming
(i) a 5% annual return; (ii) redemption at the end of each time period;
and (iii) payment of the maximum applicable contingent deferred sales charge of 5% in year 1 and 4% in year 3:

1 year                                                          $69                      $68
3 years                                                        $100                      $95

ASSUMING NO REDEMPTION(4)

You would pay the following expenses on the same investment, assuming no redemption:

1 year                                                          $19                      $18
3 years                                                         $60                      $55




(1) The Adviser intends to waive a portion of its fees on a voluntary basis, and the amounts shown reflect these waivers as of the date of this Prospectus. The Adviser intends to maintain such waivers in effect through September 30, 1998. Absent any fee waivers or reimbursements, investment advisory fees as an annualized percentage of average daily net assets would be 0.70%; and total fund operating expenses would be 1.90% for Small Cap Value Fund and 1.99% for International Index Fund. "Other expenses" includes an administration fee and is based on estimated amounts for the current fiscal year.

(2) Of this amount, 0.25% is designated as a shareholder servicing fee and 0.75% as a distribution fee.

(3) Absent the fee waivers and reimbursements referred to in (1) above, the dollar amounts for the 1 and 3-year periods would be as follows: Small Cap Value Fund, $69 and $100, and International Index Fund, $70 and $102.

(4) Absent the fee waivers and reimbursements referred to in (1) above, the dollar amounts for the 1 and 3-year periods would be as follows: Small Cap Value Fund, $19 and $60, and International Index Fund, $20 and $62.

INFORMATION CONCERNING FEES AND EXPENSES

The purpose of the preceding tables is to assist the investor in understanding the various costs and expenses that an investor in a Fund may bear directly or indirectly. THE EXAMPLES CONTAINED IN THE TABLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The information set forth in the foregoing tables and examples relates only to the Class A Shares and the Class B Shares of Small Cap Value Fund and International Index Fund. The Funds also offer Class C Shares which are subject to the same expenses except that they bear no sales loads or shareholder servicing fees.

The examples in the above tables are based on annual Fund operating expenses after voluntary fee waivers and expense reimbursements by the Adviser. The Adviser intends to maintain such waivers in effect through September 30, 1998. Prior to fee waivers, investment advisory fees accrue at the annual rate as a percentage of average daily net assets of 0.70% for each of the Funds. "Other expenses" in the tables are based on estimates.

The Class A Shares of each Fund pay shareholder servicing fees to the Distributor in an amount equaling 0.25% per year of each such class's average daily net assets, and the Class B Shares of each Fund bear distribution and shareholder servicing fees totaling 1.00% per year of such class's average daily net assets. The Distributor also receives the sales charge for distributing the Funds' Class A Shares. Due to the distribution and shareholder servicing fees paid by the Class A and Class B Shares, long-term shareholders may pay more than the equivalent of the maximum front-end sales charges otherwise permitted by NASD rules. For additional information, see "Distributor."

Other expenses include fees paid by each Fund to the Administrator for providing various services necessary to operate the Funds. These include shareholder servicing and certain accounting and other services. The Administrator provides these services for a fee calculated at an annual rate of 0.12% of average daily net assets of each Fund subject to a minimum of $50,000 per Fund per fiscal year; provided, that to the extent that the aggregate net assets of all First American funds exceed $8 billion, the percentage stated above is reduced to 0.105%. Other expenses of the Funds also includes the cost of maintaining shareholder records, furnishing shareholder statements and reports, and other services. Investment advisory fees, administrative fees and other expenses are reflected in the Funds' daily dividends and are not charged to individual shareholder accounts.

THE FUNDS

FAIF is an open-end management investment company which offers shares in several different mutual funds (collectively, the "FAIF Funds"), each of which evidences an interest in a separate and distinct investment portfolio. Shareholders may purchase shares in each FAIF Fund through several separate classes which provide for variations in distribution costs, shareholder servicing fees, voting rights and dividends. Except for these differences among classes, each share of each FAIF Fund represents an undivided proportionate interest in that fund. FAIF is incorporated under the laws of the State of Maryland, and its principal offices are located at Oaks, Pennsylvania 19456.

This Prospectus relates only to the Class A and the Class B Shares of the Funds named on the cover hereof. Information regarding the Class C Shares of these Funds and regarding the Class A, Class B and Class C Shares of the other FAIF Funds is contained in separate prospectuses that may be obtained from FAIF's Distributor, SEI Investments Distribution Co., Oaks, Pennsylvania 19456, or by calling (800) 637-2548. The Board of Directors of FAIF may authorize additional series or classes of common stock in the future.

INVESTMENT OBJECTIVES AND POLICIES

This section describes the investment objectives and policies of the Funds. There is no assurance that any of these objectives will be achieved. The Funds' investment objectives are not fundamental and therefore may be changed without a vote of shareholders. Such changes could result in a Fund having investment objectives different from those which shareholders considered appropriate at the time of their investment in a Fund. Shareholders will receive written notification at least 30 days prior to any change in a Fund's investment objectives. Each of the Funds is a diversified investment company, as defined in the Investment Company Act of 1940 (the "1940 Act").

If a percentage limitation on investments by a Fund stated below or in the Statement of Additional Information is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in asset values will not be deemed to violate the limitation except in the case of the limitation on illiquid investments. Similarly, if a Fund is required or permitted to invest a stated percentage of its assets in companies with no more or no less than a stated market capitalization, deviations from the stated percentages which result from changes in companies' market capitalizations after the Fund purchases its shares will not be deemed to violate the limitation. A Fund which is limited to investing in securities with specified ratings is not required to sell a security if its rating is reduced or discontinued after purchase, but the Fund may consider doing so. However, in no event will more than 5% of either Fund's net assets be invested in non-investment grade securities. Descriptions of the rating categories of Standard & Poor's Corporation ("Standard & Poor's") and Moody's Investors Service, Inc. ("Moody's") are contained in the Statement of Additional Information.

When the term "equity securities" is used in this Prospectus, it refers to common stock and securities which are convertible into or exchangeable for, or which carry warrants or other rights to acquire, common stock.

This section also contains information concerning certain investment risks borne by Fund shareholders under the heading "-- Risks to Consider." Further information concerning the securities in which the Funds may invest and related matters is set forth under "Special Investment Methods."

SMALL CAP VALUE FUND

OBJECTIVE. Small Cap Value Fund has an objective of capital appreciation.

INVESTMENT POLICIES. Under normal market conditions, Small Cap Value Fund invests at least 65% of its total assets in equity securities of small-capitalization companies. For these purposes, small-capitalization companies are deemed those with market capitalizations of less than $1 billion at the time of purchase. In selecting equity securities, the Adviser utilizes a value-based selection discipline, investing in equity securities it believes are undervalued relative to other securities at the time of purchase. In assessing relative value, the Adviser will consider such factors as ratios of market price to book value, market price to earnings, and market price to assets; estimated earnings growth rate; cash flow; and liquidation value.

The Fund also may invest up to 35% of its total assets in the aggregate in equity securities of issuers with a market capitalization of $1 billion or more and in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods, restrictions on their use, and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.


INTERNATIONAL INDEX FUND

OBJECTIVE. International Index Fund has an objective of providing investment results that correspond to the performance of the Morgan Stanley Europe, Australia, Far East Composite Index (the "EAFE Index").

INVESTMENT POLICIES. International Index Fund invests substantially (at least 65% of total assets) in common stocks included in the EAFE Index. The Adviser believes that the Fund's objective can best be achieved by investing in the common stocks of approximately 50% to 100% of the issues included in the EAFE Index, depending on the size of the Fund. Normally, International Index Fund will invest at least 65% of its total assets in securities traded in at least three foreign countries.

Morgan Stanley designates the stocks included in the EAFE Index. A particular stock's weighting in the EAFE Index is based on its total market value (that is, its market price per share times the number of shares outstanding) relative to that of all stocks included in the EAFE Index. From time to time, Morgan Stanley may add or delete stocks to or from the EAFE Index. Inclusion of a particular stock in the EAFE Index does not imply any opinion by Morgan Stanley as to its merits as an investment, nor is Morgan Stanley a sponsor of or in any way affiliated with the Fund.

The Fund is managed by utilizing a computer program that identifies which stocks should be purchased or sold in order to replicate, as closely as possible, the composition of the EAFE Index. The Fund includes a stock in its investment portfolio in the order of the stock's weighting in the EAFE Index, starting with the most heavily weighted stock. Thus, the proportion of Fund assets invested in a stock, industry or country closely approximates the percentage of the EAFE Index represented by that stock, industry or country. Portfolio turnover is expected to be well below that of actively managed mutual funds.

Although the Fund will not duplicate the EAFE Index performance precisely, it is anticipated that there will be a close correlation between the Fund's performance and that of the EAFE Index in both rising and falling markets. The Fund will attempt to achieve a correlation between the performance of its portfolio and that of the EAFE Index of at least 95%, without taking into account expenses of the Fund. A perfect correlation would be indicated by a figure of 100%, which would be achieved if the Fund's net asset value, including the value of its dividends and capital gains distributions, increased or decreased in exact proportion to changes in the EAFE Index. The Fund's ability to replicate the performance of the EAFE Index may be affected by, among other things, changes in securities markets, the manner in which Morgan Stanley calculates the EAFE Index, administrative and other expenses incurred by the Fund, taxes (including foreign withholding taxes, which will affect the Fund) and the amount and timing of cash flows into and out of the Fund. Although cash flows into and out of the Fund will affect the Fund's portfolio turnover rate and its ability to replicate the EAFE Index's performance, investment adjustments will be made, as practicably as possible, to account for these circumstances.

The Fund also may invest up to 20% of its total assets in the aggregate in stock index futures contracts, options on stock indices, options on stock index futures and index participation contracts based on the EAFE Index. The Fund will not invest in these types of contracts and options for speculative purposes, but rather to maintain sufficient liquidity to meet redemption requests; to increase the level of Fund assets devoted to replicating the composition of the EAFE Index; and to reduce transaction costs. These types of contracts and options and certain associated risks are described under "Special Investment Methods -- Options Transactions." In addition, the Fund may enter into repurchase agreements and engage in securities lending as described under "Special Investment Methods -- Repurchase Agreements" and "Special Investment Methods -- Lending of Portfolio Securities."

In order to maintain liquidity during times of unusual market conditions, the Fund also may invest temporarily in cash and cash items of the kinds described under "Special Investment Methods -- Cash Items."


RISKS TO CONSIDER

An investment in Small Cap Value Fund and International Index Fund involves certain risks. These include the following:

EQUITY SECURITIES GENERALLY. Market prices of equity securities generally, and of particular companies' equity securities, frequently are subject to greater volatility than prices of fixed income securities. Market prices of equity securities as a group have dropped dramatically in a short period of time on several occasions in the past, and they may do so again in the future. Each of the Funds is subject to the risk of generally adverse equity markets.

SMALL-CAPITALIZATION COMPANIES. Small Cap Value Fund emphasizes investments in companies with small market capitalizations. The equity securities of such companies frequently have experienced greater price volatility in the past than those of larger-capitalization companies, and they may be expected to do so in the future. To the extent that Small Cap Value Fund invests in small-capitalization companies, they are subject to this risk of greater volatility.

ACTIVE MANAGEMENT. Small Cap Value Fund is actively managed by the Adviser. The performance of this Fund therefore will reflect in part the ability of the Adviser to select securities which are suited to achieving the Fund's investment objective. Due to its active management, this Fund could underperform other mutual funds with similar investment objectives or the market generally.


FOREIGN SECURITIES. International Index Fund is subject to special risks associated with investing in foreign securities and to declines in net asset value resulting from changes in exchange rates between the United States dollar and foreign currencies. These risks are discussed under "Special Investment Methods -- Foreign Securities" elsewhere herein. Because of the special risks associated with foreign investing the Fund may be subject to greater volatility than most mutual funds which invest principally in domestic securities.

OTHER. Investors also should review "Special Investment Methods" for information concerning risks associated with certain investment techniques which may be utilized by the Funds.

MANAGEMENT

The Board of Directors of FAIF has the primary responsibility for overseeing the overall management and electing the officers of FAIF. Subject to the overall direction and supervision of the Board of Directors, the Adviser acts as investment adviser for and manages the investment portfolios of FAIF.

INVESTMENT ADVISER

First Bank National Association, 601 Second Avenue South, Minneapolis, Minnesota 55480, acts as the Funds' investment adviser through its First Asset Management group. The Adviser has acted as an investment adviser to FAIF since its inception in 1987 and has acted as investment adviser to First

American Funds, Inc. since 1982 and to First American Strategy Funds, Inc. since 1996. As of December 31, 1996, the Adviser was managing accounts with an aggregate value of approximately $35 billion, including mutual fund assets in excess of $12 billion. First Bank System, Inc., 601 Second Avenue South, Minneapolis, Minnesota 55480, is the holding company for the Adviser.

Small Cap Value Fund and International Index Fund has each agreed to pay the Adviser monthly fees calculated on an annual basis equal to 0.70% of their respective average daily net assets. The Adviser may, at its option, waive any or all of its fees, or reimburse expenses, with respect to either Fund from time to time. Any such waiver or reimbursement is voluntary and may be discontinued at any time. The Adviser also may absorb or reimburse expenses of the Funds from time to time, in its discretion, while retaining the ability to be reimbursed by the Funds for such amounts prior to the end of the fiscal year. This practice would have the effect of lowering a Fund's overall expense ratio and of increasing yield to investors, or the converse, at the time such amounts are absorbed or reimbursed, as the case may be.

The Glass-Steagall Act generally prohibits banks from engaging in the business of underwriting, selling or distributing securities and from being affiliated with companies principally engaged in those activities. In addition, administrative and judicial interpretations of the Glass-Steagall Act prohibit bank holding companies and their bank and nonbank subsidiaries from organizing, sponsoring or controlling registered open-end investment companies that are continuously engaged in distributing their shares. Bank holding companies and their bank and nonbank subsidiaries may serve, however, as investment advisers to registered investment companies, subject to a number of terms and conditions.

Although the scope of the prohibitions and limitations imposed by the Glass-Steagall Act has not been fully defined by the courts or the appropriate regulatory agencies, the Funds have received an opinion from their counsel that the Adviser is not prohibited from performing the investment advisory services described above, and that FBS Investment Services, Inc. ("ISI"), a wholly owned broker-dealer subsidiary of the Adviser, is not prohibited from serving as a Participating Institution as described herein. In the event of changes in federal or state statutes or regulations or judicial and administrative interpretations or decisions pertaining to permissible activities of bank holding companies and their bank and nonbank subsidiaries, the Adviser and ISI might be prohibited from continuing these arrangements. In that event, it is expected that the Board of Directors would make other arrangements and that shareholders would not suffer adverse financial consequences.

PORTFOLIO MANAGERS

Small Cap Value Fund is managed by a committee composed of Albin S. Dubiak, Roland P. Whitcomb and Jeff A. Johnson.

ALBIN S. DUBIAK began his investment career as a security trader with First National Bank of Chicago in 1963 before joining the Adviser as an investment analyst in 1969. Mr. Dubiak received his bachelor's degree from Indiana University and his master's degree in business administration from the University of Arizona. Mr. Dubiak also is portfolio co-manager for several other First American equity funds and is a member of the committees which manage several other First American equity funds.

ROLAND B. WHITCOMB joined the Adviser in 1986 after serving as an account executive with Smith Barney & Co. since 1979. He received his bachelor's degree from the University of Chicago and is a Chartered Financial Analyst.
Mr. Whitcomb also is portfolio co-manager for several other First American equity funds and is a member of the committees which manage several other First American equity funds.

JEFF A. JOHNSON has been employed by the Adviser in investment management since 1991 and in commercial lending from 1985 to 1991. Mr. Johnson received his master of fine arts degree from the University of Iowa. Mr. Johnson also is portfolio co-manager for several other First American equity funds and is a member of the committee which manages several other First American equity funds.

International Index Fund is co-managed by James S. Rovner and Evan Lundquist.

JAMES S. ROVNER joined the Adviser in 1986 and has managed assets for institutional and individual clients for over 15 years. Mr. Rovner received his bachelor's degree and his master's degree in business administration from the University of Wisconsin and is a Chartered Financial Analyst.

EVAN LUNDQUIST joined the Adviser in 1993 and received his bachelor's degree from St. Mary's College.


CUSTODIAN

The custodian of the Funds' assets is First Trust National Association (the "Custodian"), First Trust Center, 180 East Fifth Street, St. Paul, Minnesota 55101. The Custodian is a subsidiary of First Bank System, Inc., which also controls the Adviser.

As compensation for its services to the Funds, the Custodian receives monthly fees calculated on an annual basis equal to, for Small Cap Value Fund, 0.03% of Small Cap Value Fund's average daily net assets, and, for International Index Fund, 0.10% of International Index Fund's average daily net assets. In addition, the Custodian is reimbursed by the Funds for its out-of-pocket expenses incurred while providing its services to the Funds. Rules adopted under the 1940 Act permit International Index Fund to maintain its securities and cash in the custody of certain eligible foreign banks and depositories. International Index Fund's portfolio of non-United States securities are held by sub-custodians which are approved by the directors of FAIF in accordance with these rules. This determination is made pursuant to these rules following a consideration of a number of factors including, but not limited to, the reliability and financial stability of the institution; the ability of the institution to perform custodian services for International Index Fund; the reputation of the institution in its national market; the political and economic stability of the country in which the institution is located; and the risks of potential nationalization or expropriation of International Index Fund's assets. Sub-custodian fees with respect to International Index Fund are paid by the Custodian out of the Custodian's fees.


ADMINISTRATOR

The administrator for the Funds is SEI Investments Management Corporation, Oaks, Pennsylvania 19456. The Administrator, a wholly-owned subsidiary of SEI Investments Company, provides the Funds with certain administrative services necessary to operate the Funds. These services include shareholder servicing and certain accounting and other services. The Administrator provides these services for a fee calculated at an annual rate of 0.12% of each Fund's average daily net assets, subject to a minimum administrative fee during each fiscal year of $50,000 per Fund; provided, that to the extent that the aggregate net assets of all First American funds exceed $8 billion, the percentage stated above is reduced to 0.105%. From time to time, the Administrator may voluntarily waive its fees or reimburse expenses with respect to any of the Funds. Any such waivers or reimbursements may be made at the Administrator's discretion and may be terminated at any time.


TRANSFER AGENT

DST Systems, Inc. (the "Transfer Agent") serves as the transfer agent and dividend disbursing agent for the Funds. The address of the Transfer Agent is 1004 Baltimore, Kansas City, Missouri 64105. The Transfer Agent is not affiliated with the Distributor, the Administrator or the Adviser.


DISTRIBUTOR

SEI Investments Distribution Co. is the principal distributor for shares of the Funds and of the other FAIF Funds. The Distributor is a Pennsylvania corporation and is the principal distributor for a number of investment companies. The Distributor is a wholly-owned subsidiary of SEI Investments Company, and is located at Oaks, Pennsylvania 19456. The Distributor is not affiliated with the Adviser, First Bank System, Inc., the Custodian or their respective affiliates.

Shares of the Funds are distributed through the Distributor and securities firms, financial institutions (including, without limitation, banks) and other industry professionals (the "Participating Institutions") which enter into sales agreements with the Distributor to perform share distribution or shareholder support services.

FAIF has adopted a Plan of Distribution for the Class A Shares pursuant to Rule 12b-1 under the 1940 Act (the "Class A Distribution Plan"). The Class A Distribution Plan authorizes the Distributor to retain the sales charge paid upon purchase of Class A Shares, except that portion which is reallowed to Participating Institutions. See "Investing in the Funds -- Class A Shares." Each Fund also pays the Distributor a shareholder servicing fee monthly at an annual rate of 0.25% of the Fund's Class A Shares' average daily net assets. The shareholder servicing fee is intended to compensate the Distributor for ongoing servicing and/or maintenance of shareholder accounts and may be used by the Distributor to provide compensation to institutions through which shareholders hold their shares for ongoing servicing and/or maintenance of shareholder accounts. The shareholder servicing fee may be used to provide compensation for shareholder services provided by "one-stop" mutual fund networks through which the Funds are made available. In addition, the Distributor and the Adviser and its affiliates may provide compensation for services provided by such networks from their own resources. From time to time, the Distributor may voluntarily waive its fees with respect to the Class A Shares of either of the Funds. Any such waivers may be made at the Distributor's discretion and may be terminated at any time.

Under another distribution plan (the "Class B Distribution Plan") adopted in accordance with Rule 12b-1 under the 1940 Act, each Fund may pay to the Distributor a sales support fee at an annual rate of up to 0.75% of the average daily net assets of the Class B Shares of the Fund, which fee may be used by the Distributor to provide compensation for sales support and distribution activities with respect to Class B Shares of the Fund. This fee is calculated and paid each month based on the average daily net assets for that month. In addition to this fee, the Distributor is paid a shareholder servicing fee of 0.25% of the average daily net assets of the Class B Shares pursuant to a service plan (the "Class B Service Plan"), which fee may be used by the Distributor to provide compensation for ongoing servicing and/or maintenance of shareholder accounts with respect to Class B Shares of the Fund.

Although Class B Shares are sold without an initial sales charge, the Distributor pays a total of 4.25% of the amount invested (including a prepaid service fee of 0.25% of the amount invested) to dealers who sell Class B Shares (excluding exchanges from other Class B Shares in the First American family). The service fee payable under the Class B Service Plan is prepaid for the first year as described above.

The Class A Distribution Plan and Class B Distribution Plan recognize that the Adviser, the Administrator, the Distributor, and any Participating Institution may in their discretion use their own assets to pay for certain additional costs of distributing Fund shares. Any arrangement to pay such additional costs may be commenced or discontinued by any of these persons at any time. In addition, while there is no sales charge on purchases of Class A Shares of $1 million and more, the Adviser may pay amounts to broker-dealers from its own assets with respect to such sales. ISI, a subsidiary of the Adviser, is a Participating Institution.


INVESTING IN THE FUNDS


SHARE PURCHASES

Shares of the Funds are sold at their net asset value, next determined after an order is received, plus any applicable sales charge, on days on which the New York Stock Exchange is open for business. Shares may be purchased as described below. The Funds reserve the right to reject any purchase request.

THROUGH A FINANCIAL INSTITUTION. Shares may be purchased through a financial institution which has a sales agreement with the Distributor. An investor may call his or her financial institution to place an order. Purchase orders must be received by the financial institution by the time specified by the institution to be assured same day processing, and purchase orders must be transmitted to and received by the Funds by 3:00 p.m. Central time in order for shares to be purchased at that day's price. It is the financial institution's responsibility to transmit orders promptly.

Certain brokers assist their clients in the purchase or redemption of shares and charge a fee for this service.


BY MAIL. An investor may place an order to purchase shares of the Funds directly through the Transfer Agent. Orders by mail will be executed upon receipt of payment by the Transfer Agent. If an investor's check does not clear, the purchase will be cancelled and the investor could be liable for any losses or fees incurred. Third-party checks, credit cards, credit card checks and cash will not be accepted. When purchases are made by check, the proceeds of redemptions of the shares purchased are not available until the Transfer Agent is reasonably certain that the purchase payment has cleared, which could take up to ten calendar days from the purchase date. In order to purchase shares by mail, an investor must:

      *     complete and sign the new account form;

      *     enclose a check made payable to (Fund name); and

      * mail both to DST Systems, Inc., P.O. Box 419382, Kansas City, Missouri 64141-6382.

After an account is established, an investor can purchase shares by mail by enclosing a check and mailing it to DST Systems, Inc. at the above address.

BY WIRE. To purchase shares of a Fund by wire, call (800) 637-2548 before 3:00 p.m. Central time. All information needed will be taken over the telephone, and the order will be considered placed when the Custodian receives payment by wire. If the Custodian does not receive the wire by 3:00 p.m. Central time, the order will be executed the next business day. Federal funds should be wired as follows: First Bank National Association, Minneapolis, Minnesota, ABA Number 091000022; For Credit to: DST Systems, Account Number 160234580266; For Further Credit To: (Investor Name and Fund Name). Shares cannot be purchased by Federal Reserve wire on days on which the New York Stock Exchange is closed and on federal holidays upon which wire transfers are restricted.


MINIMUM INVESTMENT REQUIRED

The minimum initial investment for each Fund is $1,000 unless the investment is in a retirement plan, in which case the minimum investment is $250. The minimum subsequent investment is $100. The Funds reserve the right to waive the minimum investment requirement for employees of First Bank National Association, First Trust National Association and First Bank System, Inc. and their respective affiliates.


ALTERNATIVE SALES CHARGE OPTIONS


THE TWO ALTERNATIVES: OVERVIEW. An investor may purchase shares of a Fund at a price equal to its net asset value plus a sales charge. This sales charge may be imposed, at the investor's election, either (i) at the time of the purchase (the Class A "initial sales charge alternative"), or (ii) on a contingent deferred basis (the Class B "deferred sales charge alternative"). Each of Class A and Class B represents a Fund's interest in its portfolio of investments. The classes have the same rights and are identical in all respects except that

(i) Class B Shares bear the expenses of the contingent deferred sales charge arrangement and distribution and service fees resulting from such sales arrangement, while Class A Shares bear only shareholder servicing fees; (ii) each class has exclusive voting rights with respect to approvals of any Rule 12b-1 distribution plan related to that specific class (although Class B shareholders may vote on any distribution fees imposed on Class A Shares as long as Class B Shares convert into Class A Shares); (iii) only Class B Shares carry a conversion feature; and (iv) each class has different exchange privileges. Sales personnel of financial institutions distributing the Funds' shares, and other persons entitled to receive compensation for selling shares, may receive differing compensation for selling Class A and Class B Shares.

These alternative purchase arrangements permit an investor in a Fund to choose the method of purchasing shares that is more beneficial to that investor. The amount of a purchase, the length of time an investor expects to hold the shares, and whether the investor wishes to receive dividends in cash or in additional shares, will all be factors in determining which sales charge option is best for a particular investor. An investor should consider whether, over the time he or she expects to maintain the investment, the accumulated sales charges on Class B Shares prior to conversion would be less than the initial sales charge on Class A Shares, and to what extent the differential may be offset by the expected higher yield of Class A Shares. Class A Shares will normally be more beneficial to an investor if he or she qualifies for reduced sales charges as described below. Accordingly, orders for Class B Shares of a Fund for $250,000 or more ordinarily will be treated as orders for Class A Shares or declined.

The Directors of FAIF have determined that no conflict of interest currently exists between the Class A and Class B Shares. On an ongoing basis, the Directors, pursuant to their fiduciary duties under the 1940 Act and state laws, will seek to ensure that no such conflict arises.

CLASS A SHARES.

WHAT CLASS A SHARES COST. Class A Shares of each Fund are offered on a continuous basis at their next determined offering price, which is net asset value, plus a sales charge as set forth below:

                                  EACH FUND:


                                                                        MAXIMUM AMOUNT
                                                                        OF SALES CHARGE
                                    SALES CHARGE AS   SALES CHARGE AS    REALLOWED TO
                                     PERCENTAGE OF     PERCENTAGE OF     PARTICIPATING
                                    OFFERING PRICE    NET ASSET VALUE    INSTITUTIONS
Less than $50,000                        4.50%             4.71%             4.05%
$50,000 but less than $100,000           4.00%             4.17%             3.60%
$100,000 but less than $250,000          3.50%             3.63%             3.15%
$250,000 but less than $500,000          2.75%             2.83%             2.47%
$500,000 but less than $1,000,000        2.00%             2.04%             1.80%
$1,000,000 and over                      0.00%             0.00%             0.00%


There is no initial sales charge on purchases of Class A Shares of $1 million or more. However, Participating Institutions will receive a commission of 1.00% on such sales. Redemptions of Class A Shares purchased at net asset value within 24 months of purchase will be subject to a contingent deferred sales charge of 1.00% (unless a Participating Institution waived its commission on the initial purchase). Class A Shares that are redeemed will not be subject to this contingent deferred sales charge to the extent that the value of the shares represents capital appreciation of Fund assets or reinvestment of dividends or capital gain distributions.

Net asset value is determined at 3:00 p.m. Central time Monday through Friday except on (i) days on which there are not sufficient changes in the value of a Fund's portfolio securities that its net asset value might be materially affected; (ii) days during which no shares are tendered for redemption and no orders to purchase shares are received; and (iii) on the following federal holidays: New Year's Day, Presidents' Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. In addition, net asset value will not be calculated on Good Friday.

DEALER CONCESSION. A dealer will normally receive up to 90% of the applicable sales charge. Any portion of the sales charge which is not paid to a dealer will be retained by the Distributor. In addition, the Distributor may, from time to time in its sole discretion, institute one or more promotional incentive programs which will be paid by the Distributor from the sales charge it receives or from any other source available to it. Under any such program, the Distributor will provide promotional incentives, in the form of cash or other compensation including merchandise, airline vouchers, trips and vacation packages, to all dealers selling shares of the Funds. Promotional incentives of these kinds will be offered uniformly to all dealers and predicated upon the amount of shares of the Funds sold by the dealer. Whenever 90% or more of a sales charge is paid to a dealer, that dealer may be deemed to be an underwriter as defined in the Securities Act of 1933.

The sales charge for shares sold other than through registered broker/dealers will be retained by the Distributor. The Distributor may pay fees to financial institutions out of the sales charge in exchange for sales and/or administrative services performed on behalf of the institution's customers in connection with the initiation of customer accounts and purchases of Fund shares.

REDUCING THE CLASS A SALES CHARGE. The sales charge can be reduced on the purchase of Class A Shares through (i) quantity discounts and accumulated purchases, or (ii) signing a 13-month letter of intent:

* QUANTITY DISCOUNTS AND ACCUMULATED PURCHASES: As shown in the table above, larger purchases of Class A Shares reduce the percentage sales charge paid. Each Fund will combine purchases made on the same day by an investor, the investor's spouse, and the investor's children under age 21 when it calculates the sales charge. In addition, the sales charge, if applicable, is reduced for purchases made at one time by a trustee or fiduciary for a single trust estate or a single fiduciary account.

      The sales charge discount applies to the total current market value of any Fund, plus the current market value of any other FAIF Fund and any other mutual funds having a sales charge and distributed as part of the First American family of funds. Prior purchases and concurrent purchases of Class A Shares of any FAIF Fund will be considered in determining the sales charge reduction. In order for an investor to receive the sales charge reduction on Class A Shares, the Transfer Agent must be notified by the investor in writing or by his or her financial institution at the time the purchase is made that Fund shares are already owned or that purchases are being combined.

* LETTER OF INTENT: If an investor intends to purchase at least $50,000 of Class A Shares in a Fund and other FAIF Funds over the next 13 months, the sales charge may be reduced by signing a letter of intent to that effect. This letter of intent includes a provision for a sales charge adjustment depending on the amount actually purchased within the 13-month period and a provision for the Custodian to hold a percentage equal to the particular FAIF Fund's maximum sales charge rate of the total amount intended to be purchased in escrow (in shares) for all FAIF Funds until the purchase is completed.

      The amount held in escrow for all FAIF Funds will be applied to the investor's account at the end of the 13-month period after deduction of the sales load applicable to the dollar value of shares actually purchased. In this event, an appropriate number of escrowed shares may be redeemed in order to realize the difference in the sales charge.

      A letter of intent will not obligate the investor to purchase shares, but if he or she does, each purchase during the period will be at the sales charge applicable to the total amount intended to be purchased. This letter may be dated as of a prior date to include any purchases made within the past 90 days.



SALES OF CLASS A SHARES AT NET ASSET VALUE. Purchases of a Fund's Class A Shares by the Adviser, or any of its affiliates, or any of its or FAIF's officers, directors, employees, retirees, sales representatives and partners, registered representatives of any broker/dealer authorized to sell Fund shares, and full-time employees of FAIF's general counsel, and members of their immediate families (i.e., parent, child, spouse, sibling, step or adopted relationships, and UTMA accounts naming qualifying persons), may be made at net asset value without a sales charge. A Fund's Class A Shares also may be purchased at net asset value without a sales charge by fee-based registered investment advisers, financial planners and registered broker/dealers who are purchasing shares on behalf of their customers and by purchasers through "one-stop" mutual fund networks through which the Funds are made available. In addition, Class A Shares may be purchased at net asset value without a sales charge by qualified defined contribution plans participating in the First American 401(k) Plan Program and by retirement and deferred compensation plans and the trusts used to fund such plans (including, but not limited to, those defined in section 401(a), 403(b) and 457 of the Internal Revenue Code and "rabbi trusts"), which plans and trusts purchase through "one-stop" mutual fund networks.

If Class A Shares of a Fund have been redeemed, the shareholder has a one-time right, within 30 days, to reinvest the redemption proceeds in Class A Shares of any FAIF fund at the next-determined net asset value without any sales charge. The Transfer Agent must be notified by the shareholder in writing or by his or her financial institution of the reinvestment in order to eliminate a sales charge. If the shareholder redeems his or her shares of a Fund, there may be tax consequences.

In addition, purchases of Class A Shares of a Fund that are funded by proceeds received upon the redemption (within 60 days of the purchase of Fund shares) of shares of any unrelated open-end investment company that charges a sales load and rollovers from retirement plans that utilize the Funds as investment options may be made at net asset value. To make such a purchase at net asset value, an investor or the investor's broker must, at the time of purchase, submit a written request to the Transfer Agent that the purchase be processed at net asset value pursuant to this privilege, accompanied by a photocopy of the confirmation (or similar evidence) showing the redemption from the unrelated fund. The redemption of the shares of the non-related fund is, for federal income tax purposes, a sale upon which a gain or loss may be realized.


CLASS B SHARES.

CONTINGENT DEFERRED SALES CHARGE. Class B Shares of each Fund are sold at net asset value without any initial sales charge. If an investor redeems Class B Shares within eight years of purchase, he or she will pay a contingent deferred sales charge at the rates set forth below. This charge is assessed on an amount equal to the lesser of the then-current market value or the cost of the shares being redeemed. Accordingly, no sales charge is imposed on increases in net asset value above the initial purchase price or on shares derived from reinvestment of dividends or capital gain distributions.


                            CONTINGENT DEFERRED
                             SALES CHARGE AS A
                           PERCENTAGE OF DOLLAR
                             AMOUNT SUBJECT TO
YEAR SINCE PURCHASE               CHARGE

First                              5.00%
Second                             5.00%
Third                              4.00%
Fourth                             3.00%
Fifth                              2.00%
Sixth                              1.00%
Seventh                            None
Eighth                             None


In determining whether a particular redemption is subject to a contingent deferred sales charge, it is assumed that the redemption is first of any Class A Shares in the shareholder's Fund account; second, of any Class B Shares held for more than eight years and Class B Shares acquired pursuant to reinvestment of dividends or other distributions; and third, of Class B Shares held longest during the eight-year period. This method should result in the lowest possible sales charge.

The contingent deferred sales charge is waived on redemption of Class B Shares
(i) within one year following the death or disability (as defined in the Internal Revenue Code) of a shareholder, and (ii) to the extent that the redemption represents a minimum required distribution from an individual retirement account or other retirement plan to a shareholder who has attained the age of 70 1/2 . A shareholder or his or her representative must notify the Transfer Agent prior to the time of redemption if such circumstances exist and the shareholder is eligible for this waiver.

CONVERSION FEATURE. At the end of the period ending eight years after the beginning of the month in which the shares were issued, Class B Shares of each Fund will automatically convert to Class A Shares and will no longer be subject to the Class B distribution and service fees. This conversion will be on the basis of the relative net asset values of the two classes.


SYSTEMATIC EXCHANGE PROGRAM

Shares of a Fund may also be purchased through automatic monthly deductions from a shareholder's account in the same class of shares of Prime Obligations Fund of First American Funds, Inc. Under a systematic exchange program, a shareholder enters an agreement to purchase a specified class of shares of one or more Funds over a specified period of time, and initially purchases Prime Obligations Fund shares of the same class in an amount equal to the total amount of the investment. On a monthly basis a specified dollar amount of shares of Prime Obligations Fund is exchanged for shares of the same class of the Funds specified. The systematic exchange program of investing a fixed dollar amount at regular intervals over time has the effect of reducing the average cost per share of the Funds. This effect also can be achieved through the systematic investment program described below. Because purchases of Class A Shares are subject to an initial sales charge, it may be beneficial for an investor to execute a Letter of Intent in connection with the systematic exchange program. A shareholder may apply for participation in this program through his or her financial institution or by calling (800) 637-2548.


SYSTEMATIC INVESTMENT PROGRAM

Once a Fund account has been opened, shareholders may add to their investment on a regular basis in a minimum amount of $100. Under this program, funds may be automatically withdrawn periodically from the shareholder's checking account and invested in Fund shares at the net asset value next determined after an order is received, plus any applicable sales charge. A shareholder may apply for participation in this program through his or her financial institution or call
(800) 637-2548.


EXCHANGING SECURITIES FOR FUND SHARES

A Fund may accept securities in exchange for Fund shares. A Fund will allow such exchanges only upon the prior approval by the Fund and a determination by the Fund and the Adviser that the securities to be exchanged are acceptable. Securities accepted by a Fund will be valued in the same manner that a Fund values its assets. The basis of the exchange will depend upon the net asset value of Fund shares on the day the securities are valued.


CERTIFICATES AND CONFIRMATIONS

The Transfer Agent maintains a share account for each shareholder. Share certificates will not be issued by the Funds.

Confirmations of each purchase and redemption are sent to each shareholder. In addition, monthly confirmations are sent to report all transactions and dividends paid during that month for the Funds.


DIVIDENDS AND DISTRIBUTIONS

Dividends with respect to each Fund are declared and paid quarterly to all shareholders of record on the record date. Distributions of any net realized long-term capital gains will be made at least once every 12 months. Dividends and distributions are automatically reinvested in additional shares of the Fund paying the dividend on payment dates at the ex-dividend date net asset value without a sales charge, unless shareholders request cash payments on the new account form or by writing to the Fund.

All shareholders on the record date are entitled to the dividend. If shares are purchased before a record date for a dividend or a distribution of capital gains, a shareholder will pay the full price for the shares and will receive some portion of the purchase price back as a taxable dividend or distribution (to the extent, if any, that the dividend or distribution is otherwise taxable to holders of Fund shares). If shares are redeemed or exchanged before the record date for a dividend or distribution or are purchased after the record date, those shares are not entitled to the dividend or distribution.

The amount of dividends payable on Class A and Class B Shares generally will be less than the dividends payable on Class C Shares because of the distribution and/or shareholder servicing expenses charged to Class A and Class B Shares. The amount of dividends payable on Class A Shares generally will be more than the dividends payable on the Class B Shares because of the higher distribution and shareholder servicing fees paid by the Class B shares.


EXCHANGE PRIVILEGE

Shareholders may exchange Class A Shares or Class B Shares of a Fund for currently available Class A or Class B Shares, respectively, of the other FAIF Funds or of other funds in the First American family. Class A Shares of the

Funds, whether acquired by direct purchase, reinvestment of dividends on such shares, or otherwise, may be exchanged for Class A Shares of other funds without the payment of any sales charge (i.e., at net asset value). Exchanges of shares among the First American family of funds must meet any applicable minimum investment of the fund for which shares are being exchanged.

For purposes of calculating the Class B Shares' eight-year conversion period or contingent deferred sales charges payable upon redemption, the holding period of Class B Shares of the "old" fund and the holding period of Class B Shares of the "new" fund are aggregated.

The ability to exchange shares of the Funds does not constitute an offering or recommendation of shares of one fund by another fund. This privilege is available to shareholders resident in any state in which the fund shares being acquired may be sold. An investor who is considering acquiring shares in another First American fund pursuant to the exchange privilege should obtain and carefully read a prospectus of the fund to be acquired. Exchanges may be accomplished by a written request, or by telephone if a preauthorized exchange authorization is on file with the Transfer Agent, shareholder servicing agent, or financial institution.

Written exchange requests must be signed exactly as shown on the authorization form, and the signatures may be required to be guaranteed as for a redemption of shares by an entity described below under "Redeeming Shares." Neither the Funds, the Distributor, the Transfer Agent, any shareholder servicing agent, or any financial institution will be responsible for further verification of the authenticity of the exchange instructions.

Telephone exchange instructions made by an investor may be carried out only if a telephone authorization form completed by the investor is on file with the Transfer Agent, shareholder servicing agent, or financial institution. Shares may be exchanged between two First American funds by telephone only if both funds have identical shareholder registrations.

Telephone exchange instructions may be recorded and will be binding upon the shareholder. Telephone instructions must be received by the Transfer Agent before 3:00 p.m. Central time, or by a shareholder's shareholder servicing agent or financial institution by the time specified by it, in order for shares to be exchanged the same day. Neither the Transfer Agent nor any Fund will be responsible for the authenticity of exchange instructions received by telephone if it reasonably believes those instructions to be genuine. The Funds and the Transfer Agent will each employ reasonable procedures to confirm that telephone instructions are genuine, and they may be liable for losses resulting from unauthorized or fraudulent telephone instructions if they do not employ these procedures.

Shareholders of the Funds may have difficulty in making exchanges by telephone through brokers and other financial institutions during times of drastic economic or market changes. If a shareholder cannot contact his or her broker or financial institution by telephone, it is recommended that an exchange request be made in writing and sent by overnight mail to DST Systems, Inc., 1004 Baltimore, Kansas City, Missouri 64105.

Shareholders who become eligible to purchase Class C Shares may exchange Class A Shares for Class C Shares. An example of such an exchange would be a situation in which an individual holder of Class A Shares subsequently opens a custody or agency account with a financial institution which invests in Class C Shares.

The terms of any exchange privilege may be modified or terminated by the Funds at any time. There are currently no additional fees or charges for the exchange service. The Funds do not contemplate establishing such fees or charges, but they reserve the right to do so. Shareholders will be notified of any modification or termination of the exchange privilege and of the imposition of any additional fees or changes.


REDEEMING SHARES

Each Fund redeems shares at their net asset value next determined after the Transfer Agent receives the redemption request, reduced by any applicable contingent deferred sales charge. Redemptions will be made on days on which the Fund computes its net asset value. Redemption requests can be made as described below and must be received in proper form.


BY TELEPHONE

A shareholder may redeem shares of a Fund, if he or she elects the privilege on the initial shareholder application, by calling his or her financial institution to request the redemption. Shares will be redeemed at the net asset value next determined after the Fund receives the redemption request from the financial institution. Redemption requests must be received by the financial institution by the time specified by the institution in order for shares to be redeemed at that day's net asset value, and redemption requests must be transmitted to and received by the Funds by 3:00 p.m. Central time in order for shares to be redeemed at that day's net asset value. Pursuant to instructions received from the financial institution, redemptions will be made by check or by wire transfer. It is the financial institution's responsibility to transmit redemption requests promptly.

Shareholders who did not purchase their shares of a Fund through a financial institution may redeem their shares by telephoning (800) 637-2548. At the shareholder's request, redemption proceeds will be paid by check mailed to the shareholder's address of record or wire transferred to the shareholder's account at a domestic commercial bank that is a member of the Federal Reserve System, normally within one business day, but in no event more than seven days after the request. Wire instructions must be previously established on the account or provided in writing. The minimum amount for a wire transfer is $1,000. If at any time the Funds determine it necessary to terminate or modify this method of redemption, shareholders will be promptly notified.

In the event of drastic economic or market changes, a shareholder may experience difficulty in redeeming shares by telephone. If this should occur, another method of redemption should be considered. Neither the Transfer Agent nor any Fund will be responsible for any loss, liability, cost or expense for acting upon wire transfer instructions or telephone instructions that it reasonably believes to be genuine. These procedures may include taping of telephone conversations. To ensure authenticity of redemption or exchange instructions received by telephone, the Transfer Agent examines each shareholder request by verifying the account number and/or taxpayer identification number at the time such request is made. The Transfer Agent subsequently sends confirmations of both exchange sales and exchange purchases to the shareholder for verification. If reasonable procedures are not employed, the Transfer Agent and the Funds may be liable for any losses due to unauthorized or fraudulent telephone transactions.


BY MAIL

Any shareholder may redeem Fund shares by sending a written request to the Transfer Agent, shareholder servicing agent, or financial institution. The written request should include the shareholder's name, the Fund name, the account number, and the share or dollar amount requested to be redeemed, and should be signed exactly as the shares are registered. Shareholders should call the Fund, shareholder servicing agent or financial institution for assistance in redeeming by mail. A check for redemption proceeds normally is mailed within one business day, but in no event more than seven days, after receipt of a proper written redemption request.

Shareholders requesting a redemption of $5,000 or more, a redemption of any amount to be sent to an address other than that on record with the Fund, or a redemption payable other than to the shareholder of record, must have signatures on written redemption requests guaranteed by:

* a trust company or commercial bank the deposits of which are insured by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC");

* a member firm of the New York, American, Boston, Midwest, or Pacific Stock Exchanges or of the National Association of Securities Dealers;

* a savings bank or savings and loan association the deposits of which are insured by the Savings Association Insurance Fund, which is administered by the FDIC; or

* any other "eligible guarantor institution," as defined in the Securities Exchange Act of 1934.

The Funds do not accept signatures guaranteed by a notary public.

The Funds and the Transfer Agent have adopted standards for accepting signature guarantees from the above institutions. The Funds may elect in the future to limit eligible signature guarantees to institutions that are members of a signature guarantee program. The Funds and the Transfer Agent reserve the right to amend these standards at any time without notice.


BY SYSTEMATIC WITHDRAWAL PROGRAM

Shareholders whose account value is at least $5,000 may elect to participate in the Systematic Withdrawal Program. Under this program, Fund shares are redeemed to provide for periodic withdrawal payments in an amount directed by the shareholder. A shareholder may apply to participate in this program through his or her financial institution. It is generally not in a shareholder's best interest to participate in the Systematic Withdrawal Program at the same time that the shareholder is purchasing additional shares if a sales charge must be paid in connection with such purchases.


REDEMPTION BEFORE PURCHASE INSTRUMENTS CLEAR

When shares are purchased by check or with funds transmitted through the Automated Clearing House, the proceeds of redemptions of those shares are not available until the Transfer Agent is reasonably certain that the purchase payment has cleared, which could take up to ten calendar days from the purchase date.

ACCOUNTS WITH LOW BALANCES

Due to the high cost of maintaining accounts with low balances, a Fund may redeem shares in any account, except retirement plans, and pay the proceeds, less any applicable contingent deferred sales charge, to the shareholder if the account balance falls below the required minimum value of $500. Shares will not be redeemed in this manner, however, if the balance falls below $500 because of changes in a Fund's net asset value. Before shares are redeemed to close an account, the shareholder will be notified in writing and allowed 60 days to purchase additional shares to meet the minimum account requirement.


DETERMINING THE PRICE OF SHARES

Class A Shares of the Funds are sold at net asset value plus a sales charge, while Class B Shares of the Funds are sold without a front-end sales charge. Shares are redeemed at net asset value less any applicable contingent deferred sales charge. See "Investing in the Funds -- Alternative Sales Charge Options."

The net asset value per share is determined as of the earlier of the close of the New York Stock Exchange or 3:00 p.m. Central time on each day the New York Stock Exchange is open for business, provided that net asset value need not be determined on days when no Fund shares are tendered for redemption and no order for that Fund's shares is received and on days on which changes in the value of portfolio securities will not materially affect the current net asset value of the Fund's shares. The price per share for purchases or redemptions is such value next computed after the Transfer Agent receives the purchase order or redemption request.

It is the responsibility of Participating Institutions promptly to forward purchase and redemption orders to the Transfer Agent. In the case of redemptions and repurchases of shares owned by corporations, trusts or estates, the Transfer Agent or Fund may require additional documents to evidence appropriate authority in order to effect the redemption, and the applicable price will be that next determined following the receipt of the required documentation.


DETERMINING NET ASSET VALUE

The net asset value per share for each of the Funds is determined by dividing the value of the securities owned by the Fund plus any cash and other assets (including interest accrued and dividends declared but not collected), less all liabilities, by the number of Fund shares outstanding. For the purpose of determining the aggregate net assets of the Funds, cash and receivables will be valued at their face amounts. Interest will be recorded as accrued and dividends will be recorded on the ex-dividend date. Investments in equity securities which are traded on a national securities exchange (or reported on the NASDAQ national market system) are stated at the last quoted sales price if readily available for such equity securities on each business day; other equity securities traded in the over-the-counter market and listed equity securities for which no sale was reported on that date are stated at the last quoted bid price. Debt obligations exceeding 60 days to maturity which are actively traded are valued by an independent pricing service at the most recently quoted bid price. Debt obligations with 60 days or less remaining until maturity may be valued at their amortized cost. Foreign securities are valued based upon quotation from the primary market in which they are traded. When market quotations are not readily available, securities are valued at fair value as determined in good faith by procedures established and approved by the Board of Directors.

Portfolio securities underlying actively traded options are valued at their market price as determined above. The current market value of any exchange traded option held or written by a Fund is its last sales price on the exchange prior to the time when assets are valued, unless the bid price is higher or the asked price is lower, in which event the bid or asked price is used. In the absence of any sales that day, options will be valued at the current closing bid price.


FOREIGN SECURITIES

Any assets or liabilities of International Index Fund initially expressed in terms of foreign currencies are translated into United States dollars using current exchange rates. Trading in securities on foreign markets may be completed before the close of business on each business day of International Index Fund. Thus, the calculation of the Fund's net asset value may not take place contemporaneously with the determination of the prices of foreign securities held in the Fund's portfolios. If events materially affecting the value of foreign securities occur between the time when their price is determined and the time when the Fund's net asset value is calculated, such securities will be valued at fair value as determined in good faith by or under the direction of the Board of Directors. In addition, trading in securities on foreign markets may not take place on all days on which the New York Stock Exchange (the "Exchange") is open for business or may take place on days on which the Exchange is not open for business. Therefore, the net asset value of International Index Fund might be significantly affected on days when an investor has no access to the Fund.

INCOME TAXES


FEDERAL INCOME TAXATION

Each Fund is treated as a different entity for federal income tax purposes. Each of the Funds intends to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). If so qualified and provided certain distribution requirements are met, a Fund will not be liable for federal income taxes to the extent it distributes its income to its shareholders.

Distributions paid from the net investment income and from any net realized short-term capital gains of a Fund, will be taxable to shareholders as ordinary income, whether received in cash or in additional shares. Dividends paid by the Funds attributable to investments in the securities of foreign issuers will not be eligible for the 70% deduction for dividends received by corporations. Distributions paid by each Fund from long-term capital gains (and designated as such) will be taxable as long-term capital gains for federal income tax purposes, whether received in cash or shares, regardless of how long a shareholder has held the shares in a Fund. Long-term capital gains of individuals are currently taxed at a maximum rate of 28%.

Gain or loss realized on the sale or exchange of shares in a Fund will be treated as capital gain or loss, provided that (as is usually the case) the shares represented a capital asset in the hands of the shareholder. Such gain or loss will be long-term gain or loss if the shares were held for more than one year.

A Fund may be required to "back-up" withhold 31% of any dividend, distribution, or redemption payment made to a shareholder who fails to furnish the Fund with the shareholder's Social Security number or other taxpayer identification number or to certify that he or she is not subject to back-up withholding.

International Index Fund may be required to pay withholding and other taxes imposed by foreign countries, generally at rates from 10% to 40%, which would reduce the Fund's investment income. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

If at the end of International Index Fund's taxable year more than 50% of its total assets consist of securities of foreign corporations, it will be eligible to file an election with the Internal Revenue Service pursuant to which shareholders of the Fund will be required to include their respective pro rata portions of such foreign taxes in gross income, treat such amounts as foreign taxes paid by them, and deduct such amounts in computing their taxable income or, alternatively, use them as foreign tax credits against their federal income taxes. If such an election is filed for a year, International Index Fund shareholders will be notified of the amounts which they may deduct as foreign taxes paid or used as foreign tax credits.

Alternatively, if the amount of foreign taxes paid by International Index Fund is not large enough in future years to warrant its making the election described above, the Fund may claim the amount of foreign taxes paid as a deduction against its own gross income. In that case, shareholders would not be required to include any amount of foreign taxes paid by the Fund in their income and would not be permitted either to deduct any portion of foreign taxes from their own income or to claim any amount of foreign tax credit for taxes paid by the Fund.

This is a general summary of the federal tax laws applicable to the Funds and their shareholders as of the date of this Prospectus. See the Statement of Additional Information for further details.


FUND SHARES

Each share of a Fund is fully paid, nonassessable, and transferable. Shares may be issued as either full or fractional shares. Fractional shares have pro rata the same rights and privileges as full shares. Shares of the Funds have no preemptive or conversion rights.

Each share of a Fund has one vote. On some issues, such as the election of directors, all shares of all FAIF Funds vote together as one series. The shares do not have cumulative voting rights. Consequently, the holders of more than 50% of the shares voting for the election of directors are able to elect all of the directors if they choose to do so. On issues affecting only a particular Fund or Class, the shares of that Fund or Class will vote as a separate series. Examples of such issues would be proposals to alter a fundamental investment restriction pertaining to a Fund or to approve, disapprove or alter a distribution plan pertaining to a Class.

Under the laws of the State of Maryland and FAIF's Articles of Incorporation, FAIF is not required to hold shareholder meetings unless they (i) are required by the 1940 Act, or (ii) are requested in writing by the holders of 25% or more of the outstanding shares of FAIF.

CALCULATION OF PERFORMANCE DATA

From time to time, either of the Funds may advertise information regarding its performance. Each Fund may publish its "yield," its "cumulative total return," its "average annual total return," and its "distribution rate." Distribution rates may only be used in connection with sales literature and shareholder communications preceded or accompanied by a Prospectus. Each of these performance figures is based upon historical results and is not intended to indicate future performance, and, except for "distribution rate," is standardized in accordance with Securities and Exchange Commission ("SEC") regulations.

"Yield" for the Funds is computed by dividing the net investment income per share (as defined in applicable SEC regulations) earned during a 30-day period (which period will be stated in the advertisement) by the maximum offering price per share on the last day of the period. Yield is an annualized figure, in that it assumes that the same level of net investment income is generated over a one year period. The yield formula annualizes net investment income by providing for semi-annual compounding.

"Total return" is based on the overall dollar or percentage change in value of a hypothetical investment in a Fund assuming reinvestment of dividend distributions and deduction of all charges and expenses, including the maximum sales charge imposed on Class A Shares or the contingent deferred sales charge imposed on Class B Shares redeemed at the end of the specified period covered by the total return figure. "Cumulative total return" reflects a Fund's performance over a stated period of time. "Average annual total return" reflects the hypothetical annually compounded rate that would have produced the same cumulative total return if performance had been constant over the entire period. Because average annual returns tend to smooth out variations in a Fund's performance, they are not the same as actual year-by-year results. As a supplement to total return computations, a Fund may also publish "total investment return" computations which do not assume deduction of the maximum sales charge imposed on Class A Shares or the contingent deferred sales charge imposed on Class B Shares.

"Distribution rate" is determined by dividing the income dividends per share for a stated period by the maximum offering price per share on the last day of the period. All distribution rates published for the Funds are measures of the level of income dividends distributed during a specified period. Thus, these rates differ from yield (which measures income actually earned by a Fund) and total return (which measures actual income, plus realized and unrealized gains or losses of a Fund's investments). Consequently, distribution rates alone should not be considered complete measures of performance.

The performance of the Class A and Class B Shares of a Fund will normally be lower than for the Class C Shares because Class C Shares are not subject to the sales charges and distribution and/or shareholder servicing expenses applicable to Class A and Class B Shares. In addition, the performance of Class A and Class B Shares of a Fund will differ because of the different sales charge structures of the classes and because of the differing distribution and shareholder servicing fees charged to Class B Shares.

In reports or other communications to shareholders and in advertising material, the performance of each Fund may be compared to recognized unmanaged indices or averages of the performance of similar securities and to composites of such indices and averages. Also, the performance of each Fund may be compared to that of other funds of similar size and objectives as listed in the rankings prepared by Lipper Analytical Services, Inc. or similar independent mutual fund rating services, and each Fund may include in such reports, communications and advertising material evaluations published by nationally recognized independent ranking services and publications. For further information regarding the Funds' performance, see "Fund Performance" in the Statement of Additional Information.


SPECIAL INVESTMENT METHODS

This section provides additional information concerning the securities in which the Funds may invest and related topics. Further information concerning these matters is contained in the Statement of Additional Information.


REPURCHASE AGREEMENTS

Each Fund is permitted to enter into repurchase agreements. A repurchase agreement involves the purchase by a Fund of securities with the agreement that after a stated period of time, the original seller will buy back the same securities ("collateral") at a predetermined price or yield. Repurchase agreements involve certain risks not associated with direct investments in securities. If the original seller defaults on its obligation to repurchase as a result of its bankruptcy or otherwise, the purchasing Fund will seek to sell the collateral, which could involve costs or delays. Although collateral (which may consist of any fixed income security which is an eligible investment for the Fund entering into the repurchase agreement) will at all times be maintained in an amount equal to the repurchase price under the agreement (including accrued interest), a Fund would suffer a loss if the proceeds from the sale of the collateral were less than the agreed-upon repurchase price. The Adviser will monitor the creditworthiness of the firms with which the Funds enter into repurchase agreements.

WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS

Small Cap Value Fund may purchase securities on a when-issued or delayed-delivery basis. When such a transaction is negotiated, the purchase price is fixed at the time the purchase commitment is entered, but delivery of and payment for the securities take place at a later date. The Fund will not accrue income with respect to securities purchased on a when-issued or delayed-delivery basis prior to their stated delivery date. Pending delivery of the securities, the Fund will maintain in a segregated account cash or liquid high-grade securities in an amount sufficient to meet its purchase commitments.

The purchase of securities on a when-issued or delayed-delivery basis exposes the Fund to risk because the securities may decrease in value prior to delivery. In addition, the Fund's purchase of securities on a when-issued or delayed-delivery basis while remaining substantially fully invested could increase the amount of the Fund's total assets that are subject to market risk, resulting in increased sensitivity of net asset value to changes in market prices. However, the Fund will engage in when-issued and delayed-delivery transactions only for the purpose of acquiring portfolio securities consistent with their investment objectives, and not for the purpose of investment leverage. A seller's failure to deliver securities to the Fund could prevent the Fund from realizing a price or yield considered to be advantageous.


LENDING OF PORTFOLIO SECURITIES

In order to generate additional income, each of the Funds may lend portfolio securities representing up to one-third of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities. If the Funds engage in securities lending, distributions paid to shareholders from the resulting income will not be excludable from shareholders' gross income for income tax purposes. As with other extensions of credit, there may be risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially. However, the Funds will only enter into loan arrangements with broker-dealers, banks, or other institutions which the Adviser has determined are creditworthy under guidelines established by the Board of Directors. In these loan arrangements, the Funds will receive collateral in the form of cash, United States Government securities or other high-grade debt obligations equal to at least 100% of the value of the securities loaned. Collateral is marked to market daily. The Funds will pay a portion of the income earned on the lending transaction to the placing broker and may pay administrative and custodial fees (including fees to an affiliate of the Adviser) in connection with these loans.

OPTIONS TRANSACTIONS

PURCHASES OF PUT AND CALL OPTIONS. Small Cap Value Fund may purchase put and call options on equity securities, and both Funds may purchase put and call options on stock indices. These transactions will be undertaken only for the purpose of reducing risk to the Fund; that is, for "hedging" purposes.

A put option on a security gives the purchaser of the option the right (but not the obligation) to sell, and the writer of the option the obligation to buy, the underlying security at a stated price (the "exercise price") at any time before the option expires. A call option on a security gives the purchaser the right (but not the obligation) to buy, and the writer the obligation to sell, the underlying security at the exercise price at any time before the option expires. The purchase price for a put or call option is the "premium" paid by the purchaser for the right to sell or buy.

Options on indices are similar to options on securities except that, rather than the right to take or make delivery of a specific security at a stated price, an option on an index gives the holder the right to receive, upon exercise of the option, a defined amount of cash if the closing value of the index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

Neither Fund will invest more than 5% of the value of its total assets in purchased options, provided that options which are "in the money" at the time of purchase may be excluded from this 5% limitation. A call option is "in the money" if the exercise price is lower than the current market price of the underlying security or index, and a put option is "in the money" if the exercise price is higher than the current market price. A Fund's loss exposure in purchasing an option is limited to the sum of the premium paid and the commission or other transaction expenses associated with acquiring the option.

The use of purchased put and call options involves certain risks. These include the risk of an imperfect correlation between market prices of securities held by the Fund and the prices of options, and the risk of limited liquidity in the event that the Fund seeks to close out an options position before expiration by entering into an offsetting transaction.

WRITING OF CALL OPTIONS. Small Cap Value Fund may write (sell) covered call options on equity securities which it owns or has the right to acquire to the extent specified under "Investment Objectives and Policies." These transactions would be undertaken primarily to produce additional income.

When the Fund sells a covered call option, it is paid a premium by the purchaser. If the market price of the security covered by the option does not increase above the exercise price before the option expires, the option generally will expire without being exercised, and the Fund will retain both the premium paid for the option and the security. If the market price of the security covered by the option does increase above the exercise price before the option expires, however, the option is likely to be exercised by the purchaser. In that case the Fund will be required to sell the security at the exercise price, and it will not realize the benefits of increases in the market price of the security above the exercise price of the option.


OPTIONS ON STOCK INDICES. Each Fund also may write call options on stock indices the movements of which generally correlate with those of the Fund's portfolio holdings. These transactions, which would be undertaken principally to produce additional income, entail the risk of an imperfect correlation between movements of the index covered by the option and movements in the price of the Fund's portfolio securities.


CASH ITEMS

The "cash items" in which each Fund may invest, as described under "Investment Objectives and Policies," include short-term obligations such as commercial paper and variable amount master demand notes; United States dollar-denominated time and savings deposits (including certificates of deposit); bankers acceptances; obligations of the United States Government or its agencies or instrumentalities; repurchase agreements collateralized by eligible investments of the Fund; securities of other mutual funds which invest primarily in debt obligations with remaining maturities of 13 months or less (which investments are subject to the advisory fee); and other similar high-quality short-term United States dollar-denominated obligations. The other mutual funds in which each Fund may so invest include money market funds advised by the Adviser, subject to certain restrictions contained in an exemptive order issued by the Securities and Exchange Commission with respect thereto.


FUTURES AND OPTIONS ON FUTURES

International Index Fund may engage in futures transactions and purchase options on futures to the extent specified under "Investment Objectives and Policies." These transactions may include the purchase of stock index futures and options on stock index futures.

A futures contract on an index obligates the seller to deliver, and entitles the purchaser to receive, an amount of cash equal to a specific dollar amount times the difference between the value of the index at the expiration date of the contract and the index value specified in the contract. The acquisition of put and call options on futures contracts will, respectively, give International

Index Fund the right (but not the obligation), for a specified exercise price, to sell or to purchase the underlying futures contract at any time during the option period.

The Fund may use futures contracts and options on futures in an effort to hedge against market risks. In addition, International Index Fund may use stock index futures and options on futures to maintain sufficient liquidity to meet redemption requests, to increase the level of Fund assets devoted to replicating the composition of the EAFE Index and to reduce transaction costs.

Aggregate initial margin deposits for futures contracts, and premiums paid for related options, may not exceed 5% of the Fund's total assets. Futures transactions will be limited to the extent necessary to maintain the Fund's qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended.

Where International Index Fund is permitted to purchase options on futures, its potential loss is limited to the amount of the premiums paid for the options. As stated above, this amount may not exceed 5% of the Fund's total assets. Where International Index Fund is permitted to enter into futures contracts obligating it to purchase an index in the future at a specified price, the Fund could lose 100% of its net assets in connection therewith if it engaged extensively in such transactions and if the value of the subject index at the delivery or settlement date fell to zero for all contracts into which the Fund was permitted to enter.

Futures transactions involve brokerage costs and require International Index Fund to segregate assets to cover contracts that would require it to purchase an index in the future at a specified date. The Fund may lose the expected benefit of futures transactions if the index value or exchange rates moves in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if the Fund had not entered into any futures transactions. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.


FIXED INCOME SECURITIES

The fixed income securities in which Small Cap Value Fund may invest include securities issued or guaranteed by the United States Government or its agencies or instrumentalities, nonconvertible preferred stocks, nonconvertible corporate debt securities, and short-term obligations of the kinds described above under "-- Cash Items." Investments in nonconvertible preferred stocks and nonconvertible corporate debt obligations will be limited to securities which are rated at the time of purchase not less than BBB by Standard &

Poor's or Baa by Moody's (or equivalent short-term ratings), or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, or which are of comparable quality in the judgment of the Adviser. Obligations rated BBB, Baa or their equivalent, although investment grade, have speculative characteristics and carry a somewhat higher risk of default than obligations rated in the higher investment grade categories. In addition, Small Cap Value Fund may invest up to 5% of its net assets in less than investment grade convertible debt obligations.

The fixed income securities specified above are subject to (i) interest rate risk, (the risk that increases in market interest rates will cause declines in the value of debt securities held by the Fund), (ii) credit risk (the risk that issuers of debt securities held by the Fund default in making required payments), and (iii) call or prepayment risk (the risk that a borrower may exercise the right to prepay a debt obligation before its stated maturity, requiring the Fund to reinvest the prepayment at a lower interest rate).


FOREIGN SECURITIES

GENERAL. Under normal market conditions, International Index Fund invests at least 65% of its total assets in equity securities which trade in markets other than the United States. In addition, Small Cap Value Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States securities exchange or represented by American Depositary Receipts.

Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of United States domestic issuers. These risks include political, social or economic instability in the country of the issuer, the difficulty of predicting international trade patterns, the possibility of the imposition of exchange controls, expropriation, limits on removal of currency or other assets, nationalization of assets, foreign withholding and income taxation, and foreign trading practices (including higher trading commissions, custodial charges and delayed settlements). Foreign securities also may be subject to greater fluctuations in price than securities issued by United States corporations. The principal markets on which these securities trade may have less volume and liquidity, and may be more volatile, than securities markets in the United States.

In addition, there may be less publicly available information about a foreign company than about a United States domiciled company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to United States domestic companies. There is also generally less government regulation of securities exchanges, brokers and listed companies abroad than in the United States.

Confiscatory taxation or diplomatic developments could also affect investment in those countries. In addition, foreign branches of United States banks, foreign banks and foreign issuers may be subject to less stringent reserve requirements and to different accounting, auditing, reporting, and recordkeeping standards than those applicable to domestic branches of United States banks and United States domestic issuers.

AMERICAN DEPOSITARY RECEIPTS AND EUROPEAN DEPOSITARY RECEIPTS. For many foreign securities, United States dollar-denominated American Depositary Receipts, which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks. American Depositary Receipts represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. American Depositary Receipts do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in American Depositary Receipts rather than directly in foreign issuers' stock, the Fund can avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the United States for many American Depositary Receipts. The information available for American Depositary Receipts is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. International Index Fund also may invest in European Depositary Receipts, which are receipts evidencing an arrangement with a European bank similar to that for American Depositary Receipts and which are designed for use in the European securities markets. European Depositary Receipts are not necessarily denominated in the currency of the underlying security.

Certain American Depositary Receipts and European Depositary Receipts, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of the facilities while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders in respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through voting rights.


PORTFOLIO TRANSACTIONS

Portfolio transactions in the over-the-counter market will be effected with market makers or issuers, unless better overall price and execution are available through a brokerage transaction. It is anticipated that most portfolio transactions involving debt securities will be executed on a principal basis. Also, with respect to the placement of portfolio transactions with securities firms, subject to the overall policy to seek to place portfolio transactions as efficiently as possible and at the best price, research services and placement of orders by securities firms for a Fund's shares may be taken into account as a factor in placing portfolio transactions for the Fund.


PORTFOLIO TURNOVER

Although the Funds do not intend generally to trade for short-term profits, they may dispose of a security without regard to the time it has been held when such action appears advisable to the Adviser. The portfolio turnover rate for a Fund may vary from year to year and may be affected by cash requirements for redemptions of shares. High portfolio turnover rates generally would result in higher transaction costs and could result in additional tax consequences to a Fund's shareholders.


INVESTMENT RESTRICTIONS

The fundamental and nonfundamental investment restrictions of the Funds are set forth in full in the Statement of Additional Information. The fundamental restrictions include the following:

* Neither of the Funds will borrow money, except from banks for temporary or emergency purposes. The amount of such borrowing may not exceed 10% of the borrowing Fund's total assets. Neither of the Funds will borrow money for leverage purposes. For the purpose of this investment restriction, the use of options and futures transactions and the purchase of securities on a when-issued or delayed-delivery basis shall not be deemed the borrowing of money. If a Fund engages in borrowing, its share price may be subject to greater fluctuation, and the interest expense associated with the borrowing may reduce the Fund's net income.

* Neither of the Funds will mortgage, pledge or hypothecate its assets, except in an amount not exceeding 15% of the value of its total assets to secure temporary or emergency borrowing.

*     Neither of the Funds will make short sales of securities.

* Neither of the Funds will purchase any securities on margin except to obtain such short-term credits as may be necessary for the clearance of transactions.

A fundamental policy or restriction, including those stated above, cannot be changed without an affirmative vote of the holders of a "majority" of the outstanding shares of the applicable Fund, as defined in the 1940 Act.

As a nonfundamental policy, neither of the Funds will invest more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations. Section 4(2) commercial paper and Rule 144A securities may be determined to be "liquid" under guidelines adopted by the Board of Directors. Investing in Rule 144A securities could have the effect of increasing the level of illiquidity in a Fund to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

INFORMATION CONCERNING COMPENSATION PAID TO FIRST TRUST NATIONAL ASSOCIATION AND ITS AFFILIATES

First Trust National Association ("First Trust") may act as fiduciary with respect to plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") which invest in the Funds. This section sets forth information concerning compensation that First Trust and its affiliates may receive from the Funds.

First Trust, as custodian for the assets of the Funds, receives the custodian fees specified herein under the caption "Management -- Custodian."

First Bank National Association, which is under common control with First Trust, acts as investment adviser to the Funds and receives the advisory fees specified herein under the caption "Management -- Investment Adviser."

First Trust and its affiliates may receive shareholder servicing fees in the amounts specified herein under the caption "Distributor." First Trust also may act as securities lending agent in connection with the Funds' securities lending transactions and receive as compensation for such services, fees equal to 40% of the Funds' income from such securities lending transactions.

FIRST AMERICAN INVESTMENT FUNDS, INC.
Oaks, Pennsylvania 19456


INVESTMENT ADVISER
FIRST BANK NATIONAL ASSOCIATION
601 Second Avenue South
Minneapolis, Minnesota 55402


CUSTODIAN
FIRST TRUST NATIONAL ASSOCIATION
180 East Fifth Street
St. Paul, Minnesota 55101


DISTRIBUTOR
SEI INVESTMENTS DISTRIBUTION CO.
Oaks, Pennsylvania 19456


ADMINISTRATOR
SEI INVESTMENTS MANAGEMENT
CORPORATION
Oaks, Pennsylvania 19456


TRANSFER AGENT
DST SYSTEMS, INC.
1004 Baltimore
Kansas City, Missouri 64105


INDEPENDENT AUDITORS
KPMG PEAT MARWICK LLP
90 South Seventh Street
Minneapolis, Minnesota 55402


COUNSEL
DORSEY & WHITNEY LLP
220 South Sixth Street
Minneapolis, Minnesota 55402

FAIF-1002 (7/97)R

                                                                     APPENDIX IX
FIRST AMERICAN INVESTMENT FUNDS, INC.


INSTITUTIONAL CLASS

SMALL CAP VALUE FUND

INTERNATIONAL INDEX FUND


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                                   PROSPECTUS


                             ________________, 1997


                      SUBJECT TO COMPLETION - July 21, 1997


[LOGO]
FIRST AMERICAN FUNDS
THE POWER OF DISCIPLINED INVESTING


FIRST AMERICAN INVESTMENT FUNDS, INC.
Oaks, Pennsylvania 19456

INSTITUTIONAL CLASS PROSPECTUS

The shares described in this Prospectus represent interests in First American Investment Funds, Inc., which consists of mutual funds with several different investment portfolios and objectives. This Prospectus relates to the Class C Shares of the following funds (the "Funds"):


            *     SMALL CAP VALUE FUND

            *     INTERNATIONAL INDEX FUND


Class C Shares of the Funds are offered through banks and certain other institutions for the investment of their own funds and funds for which they act in a fiduciary, agency or custodial capacity.

SHARES OF THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, INCLUDING FIRST BANK NATIONAL ASSOCIATION AND ANY OF ITS AFFILIATES, NOR ARE THEY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. AN INVESTMENT IN THE FUNDS INVOLVES INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL, DUE TO FLUCTUATIONS IN EACH FUND'S NET ASSET VALUE.

This Prospectus concisely sets forth information about the Funds that a prospective investor should know before investing. It should be read and retained for future reference.

A Statement of Additional Information dated ______________, 1997 for the Funds has been filed with the Securities and Exchange Commission ("SEC") and is incorporated in its entirety by reference in this Prospectus. To obtain copies of the Statement of Additional Information at no charge, or to obtain other information or make inquiries about the Funds, call (800) 637-2548 or write SEI Investments Distribution Co., Oaks, Pennsylvania 19456. The SEC maintains a World Wide Web site that contains reports and information regarding issuers that file electronically with the SEC. The address of such site is "http://www.sec.gov."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is ______________, 1997.

TABLE OF CONTENTS


                                     PAGE

SUMMARY                                4

FEES AND EXPENSES                      6
Class C Share Fees and Expenses        6
Information Concerning Fees and
Expenses                               7

THE FUNDS                              8

INVESTMENT OBJECTIVES AND
POLICIES                               8
Small Cap Value Fund                   9
International Index Fund              10
Risks to Consider                     11

MANAGEMENT                            12
Investment Adviser                    12
Portfolio Managers                    13
Custodian                             14
Administrator                         15
Transfer Agent                        15

DISTRIBUTOR                           15

PURCHASES AND REDEMPTIONS OF SHARES   16
Share Purchases and Redemptions       16
What Shares Cost                      16
Foreign Securities                    17
Exchanging Securities for Fund Shares 18
Certificates and Confirmations        18
Dividends and Distributions           18
Exchange Privilege                    19

INCOME TAXES                          19
Federal Income Taxation               19

FUND SHARES                           21

CALCULATION OF PERFORMANCE DATA       21

SPECIAL INVESTMENT METHODS            23
Repurchase Agreements                 23
When-Issued and Delayed-Delivery
Transactions                          23
Lending of Portfolio Securities       24
Options Transactions                  24
Cash Items                            25
Futures and Options on Futures        26
Fixed Income Securities               27
Foreign Securities                    27
Portfolio Transactions                29
Portfolio Turnover                    29
Investment Restrictions               29
Information Concerning
Compensation Paid to First Trust
National Association and its
Affiliates                            30

SUMMARY

First American Investment Funds, Inc. ("FAIF") is an open-end investment company which offers shares in several different mutual funds. This Prospectus provides information with respect to the Class C Shares of the following funds (the "Funds"):

SMALL CAP VALUE FUND has an objective of capital appreciation. Under normal market conditions, the Fund invests at least 65% of its total assets in equity securities of small-capitalization companies (those with market capitalizations of less than $1 billion at the time of purchase). In selecting equity securities, the Fund's adviser utilizes a value-based selection discipline, investing in equity securities it believes are undervalued relative to other securities at the time of purchase.

INTERNATIONAL INDEX FUND has an objective of providing investment results that correspond to the performance of the Morgan Stanley Europe, Australia, Far East Composite Index (the "EAFE Index"). The Fund invests substantially (at least 65% of total assets) in common stocks included in the EAFE Index. The Fund's adviser believes that its objective can be best achieved by investing in common stocks of approximately 50% to 100% of the issues included in the EAFE Index, depending on the size of the Fund.

INVESTMENT ADVISER First Bank National Association (the "Adviser") serves as investment adviser to each of the Funds. See "Management."

DISTRIBUTOR; ADMINISTRATOR SEI Investments Distribution Co. (the "Distributor") serves as the distributor of the Funds' shares. SEI Investments Management Corporation (the "Administrator") serves as the administrator of the Funds. See "Management" and "Distributor."

ELIGIBLE INVESTORS; OFFERING PRICES Class C Shares are offered through banks and certain other institutions for the investment of their own funds and funds for which they act in a fiduciary, agency or custodial capacity. Class C Shares are sold at net asset value without any front-end or deferred sales charges. See "Purchases and Redemptions of Shares."

EXCHANGES Class C Shares of any Fund may be exchanged for Class C Shares of other funds in the First American family at the shares' respective net asset values with no additional charge. See "Purchases and Redemptions of Shares -- Exchange Privilege."

REDEMPTIONS Shares of each Fund may be redeemed at any time at their net asset value next determined after receipt of a redemption request by the Funds' transfer agent, with no additional charge. See "Purchases and Redemptions of Shares."

RISKS TO CONSIDER Each of the Funds is subject to the risk of generally adverse equity markets. Investors also should recognize that market prices of equity securities generally, and of particular companies' equity securities, frequently are subject to greater volatility than prices of fixed income securities.

Because Small Cap Value Fund is actively managed, its performance will reflect in part the ability of the Adviser to select securities which are suited to achieving its investment objectives. Due to its active management, this Fund could underperform other mutual funds with similar investment objectives or the market generally.

In addition, (i) Small Cap Value Fund is subject to risks associated with investing in small-capitalization companies; (ii) International Index Fund is subject to risks associated with investing in foreign securities and to currency risks; (iii) the Small Cap Value Fund may invest a specified portion of its assets in securities of foreign issuers which are listed on a United States stock exchange or represented by American Depositary Receipts; (iv) the Funds may invest (but not for speculative purposes) in options on stock indices; and
(v) International Index Fund may invest (but not for speculative purposes) in stock index futures contracts, options on stock index futures, and/or index participation contracts based on the EAFE Index. See "Investment Objectives and Policies -- Risks to Consider" and "Special Investment Methods."

SHAREHOLDER INQUIRIES Any questions or communications regarding the Funds or a shareholder account should be directed to the Distributor by calling (800) 637-2548, or to the financial institution which holds shares on an investor's behalf.

FEES AND EXPENSES

CLASS C SHARE FEES AND EXPENSES


                                         SMALL CAP                     INTERNATIONAL
                                         VALUE FUND                       INDEX FUND


SHAREHOLDER TRANSACTION EXPENSES

Maximum sales load imposed on purchases    None                              None

Maximum sales load imposed
on reinvested dividends                    None                              None

Deferred sales load                        None                              None

Redemption fees                            None                              None

Exchange fees                              None                              None

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

Investment advisory fees
(after voluntary fee waivers)(1)           0.70%                             0.46%

Rule 12b-1 fees                            None                              None

Other expenses
(after reimbursements)(1)                  0.20%                             0.29%

Total fund operating expenses
(after voluntary fee waivers and
reimbursements)(1)                         0.90%                             0.75%

EXAMPLE(2)

You would pay the following expenses on a $1,000 investment, assuming (i) a 5% annual return and (ii) redemption at the end of each time period:

 1 year                                   $   9                             $   8
 3 years                                  $  29                             $  24



(1) The Adviser intends to waive a portion of its fees and/or reimburse expenses on a voluntary basis, and the amounts shown reflect these waivers and reimbursements as of the date of this Prospectus. The Adviser intends to maintain such waivers and reimbursements in effect though September 30, 1998. Absent any fee waivers or reimbursements, investment advisory fees for each Fund as an annualized percentage of average daily net assets would be 0.70%; and total fund operating expenses calculated on such basis would be 0.90% for Small Cap Value Fund and 0.99% for International Index Fund. "Other expenses" includes an administration fee and is based on estimated amounts for the current fiscal year.

(2) Absent the fee waivers and reimbursements referred to in (1) above, the dollar amounts for the 1 and 3-year periods would be as follows: Small Cap Value Fund, $9 and $29, and International Index Fund, $10 and $32.

INFORMATION CONCERNING FEES AND EXPENSES

The purpose of the preceding tables is to assist the investor in understanding the various costs and expenses that an investor in a Fund may bear directly or indirectly. THE EXAMPLES CONTAINED IN THE TABLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The information set forth in the foregoing tables and examples relates only to the Class C Shares of the Funds. The Funds also expect to offer Class A and Class B Shares which are subject to the same expenses and, in addition, to a front-end or contingent deferred sales load and certain shareholder servicing expenses.

The examples in the above tables are based on annual Fund operating expenses after voluntary fee waivers and expense reimbursements by the Adviser. The Adviser intends to maintain such waivers in effect through September 30, 1998. Prior to fee waivers, investment advisory fees accrue at the annual rate as a percentage of average daily net assets of 0.70% for each of the Funds. "Other expenses" in the tables are based on estimates.

Other expenses include fees paid by each Fund to the Administrator for providing various services necessary to operate the Funds. These include shareholder servicing and certain accounting and other services. The Administrator provides these services for a fee calculated at an annual rate of 0.12% of average daily net assets of each Fund subject to a minimum of $50,000 per Fund per fiscal year; provided, that to the extent that the aggregate net assets of all First American funds exceed $8 billion, the percentage stated above is reduced to 0.105%. Other expenses of the Funds also includes the cost of maintaining shareholder records, furnishing shareholder statements and reports, and other services. Investment advisory fees, administrative fees and other expenses are reflected in the Funds' daily dividends and are not charged to individual shareholder accounts.

THE FUNDS

FAIF is an open-end management investment company which offers shares in several different mutual funds (collectively, the "FAIF Funds"), each of which evidences an interest in a separate and distinct investment portfolio. Shareholders may purchase shares in each FAIF Fund through several separate classes which provide for variations in distribution costs, shareholder servicing fees, voting rights and dividends. Except for these differences among classes, each share of each FAIF Fund represents an undivided proportionate interest in that fund. FAIF is incorporated under the laws of the State of Maryland, and its principal offices are located at Oaks, Pennsylvania 19456.

This Prospectus relates only to the Class C Shares of the Funds named on the cover hereof. Information regarding the Class A and Class B Shares of these Funds and regarding the Class A, Class B and Class C Shares of the other FAIF Funds is contained in separate prospectuses that may be obtained from FAIF's Distributor, SEI Investments Distribution Co., Oaks, Pennsylvania, 19456, or by calling (800) 637-2548. The Board of Directors of FAIF may authorize additional series or classes of common stock in the future.

INVESTMENT OBJECTIVES AND POLICIES

This section describes the investment objectives and policies of the Funds. There is no assurance that any of these objectives will be achieved. The Funds' investment objectives are not fundamental and therefore may be changed without a vote of shareholders. Such changes could result in a Fund having investment objectives different from those which shareholders considered appropriate at the time of their investment in a Fund. Shareholders will receive written notification at least 30 days prior to any change in a Fund's investment objectives. Each of the Funds is a diversified investment company, as defined in the Investment Company Act of 1940 (the "1940 Act").

If a percentage limitation on investments by a Fund stated below or in the Statement of Additional Information is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in asset values will not be deemed to violate the limitation except in the case of the limitation on illiquid investments. Similarly, if a Fund is required or permitted to invest a stated percentage of its assets in companies with no more or no less than a stated market capitalization, deviations from the stated percentages which result from changes in companies' market capitalizations after the Fund purchases its shares will not be deemed to violate the limitation. A Fund which is limited to investing in securities with specified ratings is not required to sell a security if its rating is reduced or discontinued after purchase, but the Fund may consider doing so. However, in no event will more than 5% of either any Fund's net assets be invested in non-investment grade securities. Descriptions of the rating categories of Standard & Poor's Corporation ("Standard & Poor's") and Moody's Investors Service, Inc. ("Moody's") are contained in the Statement of Additional Information.

When the term "equity securities" is used in this Prospectus, it refers to common stock and securities which are convertible into or exchangeable for, or which carry warrants or other rights to acquire, common stock.

This section also contains information concerning certain investment risks borne by Fund shareholders under the heading "-- Risks to Consider." Further information concerning the securities in which the Funds may invest and related matters is set forth under "Special Investment Methods."


SMALL CAP VALUE FUND

OBJECTIVES. Small Cap Value Fund has an objective of capital appreciation.

INVESTMENT POLICIES. Under normal market conditions, Small Cap Value Fund invests at least 65% of its total assets in equity securities of small-capitalization companies. For these purposes, small-capitalization companies are deemed those with market capitalizations of less than $1 billion at the time of purchase. In selecting equity securities, the Adviser utilizes a value-based selection discipline, investing in equity securities it believes are undervalued relative to other securities at the time of purchase. In assessing relative value, the Adviser will consider such factors as ratios of market price to book value, market price to earnings, and market price to assets; estimated earnings growth rate; cash flow; and liquidation value.

The Fund also may invest up to 35% of its total assets in the aggregate in equity securities of issuers with a market capitalization of $1 billion or more and in fixed income securities of the kinds described under "Special Investment Methods -- Foreign Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods, restrictions on their use, and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.


INTERNATIONAL INDEX FUND

OBJECTIVE. International Index Fund has an objective of providing investment results that correspond to the performance of the Morgan Stanley Europe, Australia, Far East Composite Index (the "EAFE Index").

INVESTMENT POLICIES. International Index Fund invests substantially (at least 65% of total assets) in common stocks included in the EAFE Index. The Adviser believes that the Fund's objective can best be achieved by investing in the common stocks of approximately 50% to 100% of the issues included in the EAFE Index, depending on the size of the Fund. Normally, International Index Fund will invest at least 65% of its total assets in securities traded in at least three foreign countries.

Morgan Stanley designates the stocks included in the EAFE Index. A particular stock's weighting in the EAFE Index is based on its total market value (that is, its market price per share times the number of shares outstanding) relative to that of all stocks included in the EAFE Index. From time to time, Morgan Stanley may add or delete stocks to or from the EAFE Index. Inclusion of a particular stock in the EAFE Index does not imply any opinion by Morgan Stanley as to its merits as an investment, nor is Morgan Stanley a sponsor of or in any way affiliated with the Fund.

The Fund is managed by utilizing a computer program that identifies which stocks should be purchased or sold in order to replicate, as closely as possible, the composition of the EAFE Index. The Fund includes a stock in its investment portfolio in the order of the stock's weighting in the EAFE Index, starting with the most heavily weighted stock. Thus, the proportion of Fund assets invested in a stock, industry or country closely approximates the percentage of the EAFE Index represented by that stock, industry or country. Portfolio turnover is expected to be well below that of actively managed mutual funds.

Although the Fund will not duplicate the EAFE Index performance precisely, it is anticipated that there will be a close correlation between the Fund's performance and that of the EAFE Index in both rising and falling markets. The Fund will attempt to achieve a correlation between the performance of its portfolio and that of the EAFE Index of at least 95%, without taking into account expenses of the Fund. A perfect correlation would be indicated by a figure of 100%, which would be achieved if the Fund's net asset value, including the value of its dividends and capital gains distributions, increased or decreased in exact proportion to changes in the EAFE Index. The Fund's ability to replicate the performance of the EAFE Index may be affected by, among other things, changes in securities markets, the manner in which Morgan Stanley calculates the EAFE Index, administrative and other expenses incurred by the Fund, taxes (including foreign withholding taxes, which will affect the Fund) and the amount and timing of cash flows into and out of the Fund. Although cash flows into and out of the Fund will affect the Fund's portfolio turnover rate and its ability to replicate the EAFE Index's performance, investment adjustments will be made, as practicably as possible, to account for these circumstances.

The Fund also may invest up to 20% of its total assets in the aggregate in stock index futures contracts, options on stock indices, options on stock index futures and index participation contracts based on the EAFE Index. The Fund will not invest in these types of contracts and options for speculative purposes, but rather to maintain sufficient liquidity to meet redemption requests; to increase the level of Fund assets devoted to replicating the composition of the EAFE Index; and to reduce transaction costs. These types of contracts and options and certian associated risks are described under "Special Investment Methods -- Options Transactions." In addition, the Fund may enter into repurchase agreements and engage in securities lending as described under "Special Investment Methods -- Repurchase Agreements" and "Special Investment Methods -- Lending of Portfolio Securities."

In order to maintain liquidity during times of unusual market conditions, the Fund also may invest temporarily in cash and cash items of the kinds described under "Special Investment Methods -- Cash Items."


RISKS TO CONSIDER

An investment in Small Cap Value Fund and International Index Fund involves certain risks. These include the following:

EQUITY SECURITIES GENERALLY. Market prices of equity securities generally, and of particular companies' equity securities, frequently are subject to greater volatility than prices of fixed income securities. Market prices of equity securities as a group have dropped dramatically in a short period of time on several occasions in the past, and they may do so again in the future. Each of the Funds is subject to the risk of generally adverse equity markets.

SMALL-CAPITALIZATION COMPANIES. Small Cap Value Fund emphasizes investments in companies with small market capitalizations. The equity securities of such companies frequently have experienced greater price volatility in the past than those of larger-capitalization companies, and they may be expected to do so in the future. To the extent that Small Cap Value Fund invests in small-capitalization companies, they are subject to this risk of greater volatility.

ACTIVE MANAGEMENT. Small Cap Value Fund is actively managed by the Adviser. The performance of this Fund therefore will reflect in part the ability of the Adviser to select securities which are suited to achieving the Fund's investment objective. Due to its active management, this Fund could underperform other mutual funds with similar investment objectives or the market generally.

FOREIGN SECURITIES. International Index Fund is subject to special risks associated with investing in foreign securities and to declines in net asset value resulting from changes in exchange rates between the United States dollar and foreign currencies. These risks are discussed under "Special Investment Methods -- Foreign Securities" elsewhere herein. Because of the special risks associated with foreign investing the Fund may be subject to greater volatility than most mutual funds which invest principally in domestic securities.

OTHER. Investors also should review "Special Investment Methods" for information concerning risks associated with certain investment techniques which may be utilized by the Funds.

MANAGEMENT

The Board of Directors of FAIF has the primary responsibility for overseeing the overall management and electing the officers of FAIF. Subject to the overall direction and supervision of the Board of Directors, the Adviser acts as investment adviser for and manages the investment portfolios of FAIF.


INVESTMENT ADVISER

First Bank National Association, 601 Second Avenue South, Minneapolis, Minnesota 55480, acts as the Funds' investment adviser through its First Asset Management group. The Adviser has acted as an investment adviser to FAIF since its inception in 1987 and has acted as investment adviser to First American Funds, Inc. since 1982 and to First American Strategy Funds, Inc. since 1996. As of December 31, 1996, the Adviser was managing accounts with an aggregate value of approximately $35 billion, including mutual fund assets in excess of $12 billion. First Bank System, Inc., 601 Second Avenue South, Minneapolis, Minnesota 55480, is the holding company for the Adviser.

Small Cap Value Fund and International Index Fund has each agreed to pay the Adviser monthly fees calculated on an annual basis equal to 0.70% of its respective average daily net assets. The Adviser may, at its option, waive any or all of its fees, or reimburse expenses, with respect to either Fund from time to time. Any such waiver or reimbursement is voluntary and may be discontinued at any time. The Adviser also may absorb or reimburse expenses of the Funds from time to time, in its discretion, while retaining the ability to be reimbursed by the Funds for such amounts prior to the end of the fiscal year. This practice would have the effect of lowering a Fund's overall expense ratio and of increasing yield to investors, or the converse, at the time such amounts are absorbed or reimbursed, as the case may be.

The Glass-Steagall Act generally prohibits banks from engaging in the business of underwriting, selling or distributing securities and from being affiliated with companies principally engaged in those activities. In addition, administrative and judicial interpretations of the Glass-Steagall Act prohibit bank holding companies and their bank and nonbank subsidiaries from organizing, sponsoring or controlling registered open-end investment companies that are continuously engaged in distributing their shares. Bank holding companies and their bank and nonbank subsidiaries may serve, however, as investment advisers to registered investment companies, subject to a number of terms and conditions.

Although the scope of the prohibitions and limitations imposed by the Glass-Steagall Act has not been fully defined by the courts or the appropriate regulatory agencies, the Funds have received an opinion from their counsel that the Adviser is not prohibited from performing the investment advisory services described above. In the event of changes in federal or state statutes or regulations or judicial and administrative interpretations or decisions pertaining to permissible activities of bank holding companies and their bank and nonbank subsidiaries, the Adviser might be prohibited from continuing these arrangements. In that event, it is expected that the Board of Directors would make other arrangements and that shareholders would not suffer adverse financial consequences.


PORTFOLIO MANAGERS

Small Cap Value Fund is managed by a committee composed of Albin S. Dubiak, Roland P. Whitcomb and Jeff A. Johnson.

ALBIN S. DUBIAK began his investment career as a security trader with First National Bank of Chicago in 1963 before joining the Adviser as an investment analyst in 1969. Mr. Dubiak received his bachelor's degree from Indiana University and his master's degree in business administration from the University of Arizona. Mr. Dubiak also is portfolio co-manager for several other First American equity funds and is a member of the committees which manage several other First American equity funds.

ROLAND B. WHITCOMB joined the Adviser in 1986 after serving as an account executive with Smith Barney & Co. since 1979. He received his bachelor's degree from the University of Chicago and is a Chartered Financial Analyst.
Mr. Whitcomb also is portfolio co-manager for several other First American equity funds and is a member of the committees which manage several other First American equity funds.

JEFF A. JOHNSON has been employed by the Adviser in investment management since 1991 and in commercial lending from 1985 to 1991. Mr. Johnson received his master of fine arts degree from the University of Iowa. Mr. Johnson also is portfolio co-manager for several other First American equity funds and is a member of the committee which manages several other First American equity funds.

International Index Fund is co-managed by James S. Rovner and Evan Lundquist.

JAMES S. ROVNER joined the Adviser in 1986 and has managed assets for institutional and individual clients for over 15 years. Mr. Rovner received his bachelor's degree and his master's degree in business administration from the University of Wisconsin and is a Chartered Financial Analyst.

EVAN LUNDQUIST joined the Adviser in 1993 and received his bachelor's degree from St. Mary's College.


CUSTODIAN

The custodian of the Funds' assets is First Trust National Association (the "Custodian"), First Trust Center, 180 East Fifth Street, St. Paul, Minnesota 55101. The Custodian is a subsidiary of First Bank System, Inc., which also controls the Adviser.

As compensation for its services to the Funds, the Custodian receives monthly fees calculated on an annual basis equal to, for Small Cap Value Fund, 0.03% of Small Cap Value Fund's average daily net assets, and for International Index Fund, 0.10% of International Index Fund's average daily net assets. In addition, the Custodian is reimbursed by the Funds for its out-of-pocket expenses incurred while providing its services to the Funds. Rules adopted under the 1940 Act permit International Index Fund to maintain its securities and cash in the custody of certain eligible foreign banks and depositories. International Index Fund's portfolio of non-United States securities are held by sub-custodians which are approved by the directors of FAIF in accordance with these rules. This determination is made pursuant to these rules following a consideration of a number of factors including but not limited to, the reliability and financial stability of the institution; the ability of the institution to perform custodian services for International Index Fund; the reputation of the institution in its national market; the political and economic stability of the country in which the institution is located; and the risks of potential nationalization or expropriation of International Index Fund's assets. Sub-custodian fees with respect to International Index Fund are paid by the Custodian out of the custodian's fees.


ADMINISTRATOR

The administrator for the Funds is SEI Investments Management Corporation, Oaks, Pennsylvania 19456. The Administrator, a wholly-owned subsidiary of SEI Investments Company, provides the Funds with certain administrative services necessary to operate the Funds. These services include shareholder servicing and certain accounting and other services. The Administrator provides these services for a fee calculated at an annual rate of 0.12% of each Fund's average daily net assets, subject to a minimum administrative fee during each fiscal year of $50,000 per Fund; provided, that to the extent that the aggregate net assets of all First American funds exceed $8 billion, the percentage stated above is reduced to 0.105%. From time to time, the Administrator may voluntarily waive its fees or reimburse expenses with respect to any of the Funds. Any such waivers or reimbursements may be made at the Administrator's discretion and may be terminated at any time.


TRANSFER AGENT

DST Systems, Inc. (the "Transfer Agent") serves as the transfer agent and dividend disbursing agent for the Funds. The address of the Transfer Agent is 1004 Baltimore, Kansas City, Missouri 64105. The Transfer Agent is not affiliated with the Distributor, the Administrator or the Adviser.


DISTRIBUTOR

SEI Investments Distribution Co. is the principal distributor for shares of the Funds and of the other FAIF Funds. The Distributor is a Pennsylvania corporation and is the principal distributor for a number of investment companies. The Distributor is a wholly-owned subsidiary of SEI Investments Company and is located at Oaks, Pennsylvania, 19456. The Distributor is not affiliated with the Adviser, First Bank System, Inc., the Custodian or their respective affiliates.

The Distributor, the Administrator and the Adviser may in their discretion use their own assets to pay for certain costs of distributing Fund shares. They also may discontinue any payment of such costs at any time. In addition, the Distributor and the Adviser and its affiliates may provide compensation from their own resources for shareholder services provided by third parties, including "one-stop" mutual fund networks through which the Funds are made available.

PURCHASES AND REDEMPTIONS OF SHARES

SHARE PURCHASES AND REDEMPTIONS

Shares of the Funds are sold and redeemed on days on which the New York Stock Exchange is open for business ("Business Days").

Payment for shares can be made only by wire transfer. Wire transfers of federal funds for share purchases should be sent to First Bank National Association, Minneapolis, Minnesota, ABA Number 091000022; For Credit to: DST Systems:
Account Number 160234580266; For Further Credit To: (Investor Name and Fund
Name). Shares cannot be purchased by Federal Reserve wire on days on which the New York Stock Exchange is closed and on Federal holidays upon which wire transfers are restricted. Purchase orders will be effective and eligible to receive dividends declared the same day if the Transfer Agent receives an order before 3:00 p.m. Central time and the Custodian receives Federal funds before the close of business that day. Otherwise, the purchase order will be effective the next Business Day. The net asset value per share is calculated as of 3:00 p.m. Central time each Business Day. The Funds reserve the right to reject a purchase order.

The Funds are required to redeem for cash all full and fractional shares of the Funds. Redemption orders may be made any time before 3:00 p.m. Central time in order to receive that day's redemption price. For redemption orders received before 3:00 p.m. Central time, payment will ordinarily be made the next business day by transfer of Federal funds, but payment may be made up to 7 days later.


WHAT SHARES COST

Class C Shares of the Funds are sold and redeemed at net asset value. The net asset value per share is determined as of the earlier of the close of the New York Stock Exchange or 3:00 p.m. Central time on each day the New York Stock Exchange is open for business, provided that net asset value need not be determined on days when no Fund shares are tendered for redemption and no order for that Fund's shares is received and on days on which changes in the value of portfolio securities will not materially affect the current net asset value of the Fund's shares. The price per share for purchases or redemptions is such value next computed after the Transfer Agent receives the purchase order or redemption request. In the case of redemptions and repurchases of shares owned by corporations, trusts or estates, the Transfer Agent may require additional documents to evidence appropriate authority in order to effect the redemption, and the applicable price will be that next determined following the receipt of the required documentation.

DETERMINING NET ASSET VALUE. The net asset value per share for each of the Funds is determined by dividing the value of the securities owned by the Fund plus any cash and other assets (including interest accrued and dividends declared but not collected), less all liabilities, by the number of Fund shares outstanding. For the purpose of determining the aggregate net assets of the Funds, cash and receivables will be valued at their face amounts. Interest will be recorded as accrued and dividends will be recorded on the ex-dividend date. Investments in equity securities which are traded on a national securities exchange (or reported on the NASDAQ national market system) are stated at the last quoted sales price if readily available for such equity securities on each business day; other equity securities traded in the over-the-counter market and listed equity securities for which no sale was reported on that date are stated at the last quoted bid price. Debt obligations exceeding 60 days to maturity which are actively traded are valued by an independent pricing service at the most recently quoted bid price. Debt obligations with 60 days or less remaining until maturity may be valued at their amortized cost. Foreign securities are valued based upon quotation from the primary market in which they are traded. When market quotations are not readily available, securities are valued at fair value as determined in good faith by procedures established and approved by the Board of Directors.

Portfolio securities underlying actively traded options are valued at their market price as determined above. The current market value of any exchange traded option held or written by a Fund is its last sales price on the exchange prior to the time when assets are valued, unless the bid price is higher or the asked price is lower, in which event the bid or asked price is used. In the absence of any sales that day, options will be valued at the current closing bid price.

Although the methodology and procedures for determining net asset value are identical for all classes of shares, the net asset value per share of different classes of shares of the same Fund may differ because of the distribution and/or shareholder servicing expenses charged to Class A and Class B Shares.


FOREIGN SECURITIES

Any assets or liabilities of International Index Fund initially expressed in terms of foreign currencies are translated into United States dollars using current exchange rates. Trading in securities on foreign markets may be completed before the close of business on each business day of International Index Fund. Thus, the calculation of the Fund's net asset value may not take place contemporaneously with the determination of the prices of foreign securities held in the Fund's portfolios. If events materially affecting the value of foreign securities occur between the time when their price is determined and the time when the Fund's net asset value is calculated, such securities will be valued at fair value as determined in good faith by or under the direction of the Board of Directors. In addition, trading in securities on foreign markets may not take place on all days on which the New York Stock Exchange (the "Exchange") is open for business or may take place on days on which the Exchange is not open for business. Therefore, the net asset value of International Index Fund might be significantly affected on days when an investor has no access to the Fund.


EXCHANGING SECURITIES FOR FUND SHARES

A Fund may accept securities in exchange for Fund shares. A Fund will allow such exchanges only upon the prior approval by the Fund and a determination by the Fund and the Adviser that the securities to be exchanged are acceptable. Securities accepted by a Fund will be valued in the same manner that a Fund values its assets. The basis of the exchange will depend upon the net asset value of Fund shares on the day the securities are valued.


CERTIFICATES AND CONFIRMATIONS

The Transfer Agent maintains a share account for each shareholder. Share certificates will not be issued by the Funds.

Confirmations of each purchase and redemption are sent to each shareholder. In addition, monthly confirmations are sent to report all transactions and dividends paid during that month for the Funds.


DIVIDENDS AND DISTRIBUTIONS

Dividends are declared and paid quarterly to all shareholders of record on the record date. Distributions of any net realized long-term capital gains will be made at least once every 12 months. Dividends and distributions are automatically reinvested in additional shares of the Fund paying the dividend on payment dates at the ex-dividend date net asset value without a sales charge, unless shareholders request cash payments on the new account form or by writing to the Fund.

All shareholders on the record date are entitled to the dividend. If shares are purchased before a record date for a dividend or a distribution of capital gains, a shareholder will pay the full price for the shares and will receive some portion of the purchase price back as a taxable dividend or distribution (to the extent, if any, that the dividend or distribution is otherwise taxable to holders of Fund shares). If shares are redeemed or exchanged before the record date for a dividend or distribution or are purchased after the record date, those shares are not entitled to the dividend or distribution.

The amount of dividends payable on Class C Shares generally will be more than the dividends payable on Class A or Class B Shares because of the distribution and/or shareholder servicing expenses charged to Class A and Class B Shares.


EXCHANGE PRIVILEGE

Shareholders may exchange Class C Shares of a Fund for currently available Class C Shares of the other FAIF Funds or of other funds in the First American family at net asset value. Exchanges of shares among the First American family of funds must meet any applicable minimum investment of the fund for which shares are being exchanged.

The ability to exchange shares of the Funds does not constitute an offering or recommendation of shares of one fund by another fund. This privilege is available to shareholders resident in any state in which the fund shares being acquired may be sold. An investor who is considering acquiring shares in another First American fund pursuant to the exchange privilege should obtain and carefully read a prospectus of the fund to be acquired. Exchanges may be accomplished by a written request, or by telephone if a preauthorized exchange authorization is on file with the Transfer Agent, shareholder servicing agent, or financial institution. Neither the Transfer Agent nor any Fund will be responsible for the authenticity of exchange instructions received by telephone if it reasonably believes those instructions to be genuine. The Funds and the Transfer Agent will each employ reasonable procedures to confirm that telephone instructions are genuine, and they may be liable for losses resulting from unauthorized or fraudulent telephone instructions if they do not employ these procedures. These procedures may include taping of telephone conversations.

Shares of a class in which an investor is no longer eligible to participate may be exchanged for shares of a class in which that investor is eligible to participate. An example of this kind of exchange would be a situation in which Class C Shares of a Fund held by a financial institution in a trust or agency capacity for one or more individual beneficiaries are exchanged for Class A Shares of that Fund and distributed to the individual beneficiaries.


INCOME TAXES

FEDERAL INCOME TAXATION

Each Fund is treated as a different entity for federal income tax purposes. Each of the Funds intends to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). If so qualified and provided certain distribution requirements are met, a Fund will not be liable for federal income taxes to the extent it distributes its income to its shareholders.

Distributions paid from the net investment income and from any net realized short-term capital gains of each Fund will be taxable to shareholders as ordinary income, whether received in cash or in additional shares. Dividends paid by the Funds attributable to investments in the securities of foreign issuers will not be eligible for the 70% deduction for dividends received by corporations. Distributions paid by each Fund from long-term capital gains (and designated as such) will be taxable as long-term capital gains for federal income tax purposes, whether received in cash or shares, regardless of how long a shareholder has held the shares in a Fund. Shareholders not subject to federal income taxation will not be taxed on distributions by a Fund.

Gain or loss realized on the sale or exchange of shares in a Fund will be treated as capital gain or loss, provided that (as is usually the case) the shares represented a capital asset in the hands of the shareholder. Such gain or loss will be long-term gain or loss if the shares were held for more than one year.

International Index Fund may be required to pay withholding and other taxes imposed by foreign countries, generally at rates from 10% to 40%, which would reduce the Fund's investment income. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

If at the end of International Index Fund's taxable year more than 50% of its total assets consist of securities of foreign corporations, it will be eligible to file an election with the Internal Revenue Service pursuant to which shareholders of the Fund will be required to include their respective pro rata portions of such foreign taxes in gross income, treat such amounts as foreign taxes paid by them, and deduct such amounts in computing their taxable income or, alternatively, use them as foreign tax credits against their federal income taxes. If such an election is filed for a year, International Index Fund shareholders will be notified of the amounts which they may deduct as foreign taxes paid or used as foreign tax credits.

Alternatively, if the amount of foreign taxes paid by International Index Fund is not large enough in future years to warrant its making the election described above, the Fund may claim the amount of foreign taxes paid as a deduction against its own gross income. In that case, shareholders would not be required to include any amount of foreign taxes paid by the Fund in their income and would not be permitted either to deduct any portion of foreign taxes from their own income or to claim any amount of foreign tax credit for taxes paid by the Fund.

This is a general summary of the federal tax laws applicable to the Funds and their shareholders as of the date of this Prospectus. See the Statement of Additional Information for further details.


FUND SHARES

Each share of a Fund is fully paid, nonassessable, and transferable. Shares may be issued as either full or fractional shares. Fractional shares have pro rata the same rights and privileges as full shares. Shares of the Funds have no preemptive or conversion rights.

Each share of a Fund has one vote. On some issues, such as the election of directors, all shares of all FAIF Funds vote together as one series. The shares do not have cumulative voting rights. Consequently, the holders of more than 50% of the shares voting for the election of directors are able to elect all of the directors if they choose to do so. On issues affecting only a particular Fund or Class, the shares of that Fund or Class will vote as a separate series. Examples of such issues would be proposals to alter a fundamental investment restriction pertaining to a Fund or to approve, disapprove or alter a distribution plan pertaining to a Class.

Under the laws of the State of Maryland and FAIF's Articles of Incorporation, FAIF is not required to hold shareholder meetings unless they (i) are required by the 1940 Act, or (ii) are requested in writing by the holders of 25% or more of the outstanding shares of FAIF.


CALCULATION OF PERFORMANCE DATA

From time to time, any of the Funds may advertise information regarding its performance. Each Fund may publish its "yield," its "cumulative total return," its "average annual total return," and its "distribution rate." Distribution rates may only be used in connection with sales literature and shareholder communications preceded or accompanied by a Prospectus. Each of these performance figures is based upon historical results and is not intended to indicate future performance, and, except for "distribution rate," is standardized in accordance with Securities and Exchange Commission ("SEC") regulations.

"Yield" for the Funds is computed by dividing the net investment income per share (as defined in applicable SEC regulations) earned during a 30-day period (which period will be stated in the advertisement) by the maximum offering price per share on the last day of the period. Yield is an annualized figure, in that it assumes that the same level of net investment income is generated over a one year period. The yield formula annualizes net investment income by providing for semi-annual compounding.

"Total return" is based on the overall dollar or percentage change in value of a hypothetical investment in a Fund assuming reinvestment of dividend distributions and deduction of all charges and expenses, including the maximum sales charge imposed on Class A Shares or the contingent deferred sales charge imposed on Class B Shares at the end of the specified period covered by the total return figure. "Cumulative total return" reflects a Fund's performance over a stated period of time. "Average annual total return" reflects the hypothetical annually compounded rate that would have produced the same cumulative total return if performance had been constant over the entire period. Because average annual returns tend to smooth out variations in a Fund's performance, they are not the same as actual year-by-year results. As a supplement to total return computations, a Fund may also publish "total investment return" computations which do not assume deduction of the maximum sales charge imposed on Class A Shares or the contingent deferred sales charge imposed on Class B Shares.

"Distribution rate" is determined by dividing the income dividends per share for a stated period by the maximum offering price per share on the last day of the period. All distribution rates published for the Funds are measures of the level of income dividends distributed during a specified period. Thus, these rates differ from yield (which measures income actually earned by a Fund) and total return (which measures actual income, plus realized and unrealized gains or losses of a Fund's investments). Consequently, distribution rates alone should not be considered complete measures of performance.

The performance of the Class C Shares of a Fund will normally be higher than for the Class A and Class B Shares because Class C Shares are not subject to the sales charges and distribution and/or shareholder servicing expenses applicable to Class A and Class B Shares.

In reports or other communications to shareholders and in advertising material, the performance of each Fund may be compared to recognized unmanaged indices or averages of the performance of similar securities and to composites of such indices and averages. Also, the performance of each Fund may be compared to that of other funds of similar size and objectives as listed in the rankings prepared by Lipper Analytical Services, Inc. or similar independent mutual fund rating services, and each Fund may include in such reports, communications and advertising material evaluations published by nationally recognized independent ranking services and publications. For further information regarding the Funds' performance, see "Fund Performance" in the Statement of Additional Information.

SPECIAL INVESTMENT METHODS

This section provides additional information concerning the securities in which the Funds may invest and related topics. Further information concerning these matters is contained in the Statement of Additional Information.


REPURCHASE AGREEMENTS

Each Fund is permitted to enter into repurchase agreements. A repurchase agreement involves the purchase by a Fund of securities with the agreement that after a stated period of time, the original seller will buy back the same securities ("collateral") at a predetermined price or yield. Repurchase agreements involve certain risks not associated with direct investments in securities. If the original seller defaults on its obligation to repurchase as a result of its bankruptcy or otherwise, the purchasing Fund will seek to sell the collateral, which could involve costs or delays. Although collateral (which may consist of any fixed income security which is an eligible investment for the Fund entering into the repurchase agreement) will at all times be maintained in an amount equal to the repurchase price under the agreement (including accrued interest), a Fund would suffer a loss if the proceeds from the sale of the collateral were less than the agreed-upon repurchase price. The Adviser will monitor the creditworthiness of the firms with which the Funds enter into repurchase agreements.


WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS

Small Cap Value Fund may purchase securities on a when-issued or delayed-delivery basis. When such a transaction is negotiated, the purchase price is fixed at the time the purchase commitment is entered, but delivery of and payment for the securities take place at a later date. The Fund will not accrue income with respect to securities purchased on a when-issued or delayed-delivery basis prior to their stated delivery date. Pending delivery of the securities, the Fund will maintain in a segregated account cash or liquid high-grade securities in an amount sufficient to meet its purchase commitments.

The purchase of securities on a when-issued or delayed-delivery basis exposes the Fund to risk because the securities may decrease in value prior to delivery. In addition, the Fund's purchase of securities on a when-issued or delayed-delivery basis while remaining substantially fully invested could increase the amount of the Fund's total assets that are subject to market risk, resulting in increased sensitivity of net asset value to changes in market prices. However, the Fund will engage in when-issued and delayed-delivery transactions only for the purpose of acquiring portfolio securities consistent with their investment objectives, and not for the purpose of investment leverage.

A seller's failure to deliver securities to the Fund could prevent the Fund from realizing a price or yield considered to be advantageous.


LENDING OF PORTFOLIO SECURITIES

In order to generate additional income, each of the Funds may lend portfolio securities representing up to one-third of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities. If the Funds engage in securities lending, distributions paid to shareholders from the resulting income will not be excludable from shareholders' gross income for income tax purposes. As with other extensions of credit, there may be risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially. However, the Funds will only enter into loan arrangements with broker-dealers, banks, or other institutions which the Adviser has determined are creditworthy under guidelines established by the Board of Directors. In these loan arrangements, the Funds will receive collateral in the form of cash, United States Government securities or other high-grade debt obligations equal to at least 100% of the value of the securities loaned. Collateral is marked to market daily. The Funds will pay a portion of the income earned on the lending transaction to the placing broker and may pay administrative and custodial fees (including fees to an affiliate of the Adviser) in connection with these loans.


OPTIONS TRANSACTIONS

PURCHASES OF PUT AND CALL OPTIONS. Small Cap Value Fund may purchase put and call options on equity securities, and both Funds may purchase put and call options on stock indices. These transactions will be undertaken only for the purpose of reducing risk to the Fund; that is, for "hedging" purposes.

A put option on a security gives the purchaser of the option the right (but not the obligation) to sell, and the writer of the option the obligation to buy, the underlying security at a stated price (the "exercise price") at any time before the option expires. A call option on a security gives the purchaser the right (but not the obligation) to buy, and the writer the obligation to sell, the underlying security at the exercise price at any time before the option expires. The purchase price for a put or call option is the "premium" paid by the purchaser for the right to sell or buy.

Options on indices are similar to options on securities except that, rather than the right to take or make delivery of a specific security at a stated price, an option on an index gives the holder the right to receive, upon exercise of the option, a defined amount of cash if the closing value of the index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

Neither Fund will invest more than 5% of the value of its total assets in purchased options, provided that options which are "in the money" at the time of purchase may be excluded from this 5% limitation. A call option is "in the money" if the exercise price is lower than the current market price of the underlying security or index, and a put option is "in the money" if the exercise price is higher than the current market price. A Fund's loss exposure in purchasing an option is limited to the sum of the premium paid and the commission or other transaction expenses associated with acquiring the option.

The use of purchased put and call options involves certain risks. These include the risk of an imperfect correlation between market prices of securities held by the Fund and the prices of options, and the risk of limited liquidity in the event that the Fund seeks to close out an options position before expiration by entering into an offsetting transaction.


WRITING OF CALL OPTIONS. Small Cap Value Fund may write (sell) covered call options on equity securities which it owns or has the right to acquire to the extent specified under "Investment Objectives and Policies." These transactions would be undertaken primarily to produce additional income.

When the Fund sells a covered call option, it is paid a premium by the purchaser. If the market price of the security covered by the option does not increase above the exercise price before the option expires, the option generally will expire without being exercised, and the Fund will retain both the premium paid for the option and the security. If the market price of the security covered by the option does increase above the exercise price before the option expires, however, the option is likely to be exercised by the purchaser. In that case the Fund will be required to sell the security at the exercise price, and it will not realize the benefits of increases in the market price of the security above the exercise price of the option.


OPTIONS ON STOCK INDICES. Each Fund also may write call options on stock indices the movements of which generally correlate with those of the Fund's portfolio holdings. These transactions, which would be undertaken principally to produce additional income, entail the risk of an imperfect correlation between movements of the index covered by the option and movements in the price of the Fund's portfolio securities.


CASH ITEMS

The "cash items" in which each Fund may invest, as described under "Investment Objectives and Policies," include short-term obligations such as commercial paper and variable amount master demand notes; United States dollar-denominated time and savings deposits (including certificates of deposit); bankers acceptances; obligations of the United States Government or its agencies or instrumentalities; repurchase agreements collateralized by eligible investments of the Fund; securities of other mutual funds which invest primarily in debt obligations with remaining maturities of 13 months or less (which investments are subject to the advisory fee); and other similar high-quality short-term United States dollar-denominated obligations. The other mutual funds in which each Fund may so invest include money market funds advised by the Adviser, subject to certain restrictions contained in an exemptive order issued by the Securities and Exchange Commission with respect thereto.


FUTURES AND OPTIONS ON FUTURES

International Index Fund may engage in futures transactions and purchase options on futures to the extent specified under "Investment Objectives and Policies." These transactions may include the purchase of stock index futures and options on stock index futures.

A futures contract on an index obligates the seller to deliver, and entitles the purchaser to receive, an amount of cash equal to a specific dollar amount times the difference between the value of the index at the expiration date of the contract and the index value specified in the contract. The acquisition of put and call options on futures contracts will, respectively, give International Index Fund the right (but not the obligation), for a specified exercise price, to sell or to purchase the underlying futures contract at any time during the option period.

The Fund may use futures contracts and options on futures in an effort to hedge against market risks. In addition, International Index Fund may use stock index futures and options on futures to maintain sufficient liquidity to meet redemption requests, to increase the level of Fund assets devoted to replicating the composition of the EAFE Index and to reduce transaction costs.

Aggregate initial margin deposits for futures contracts, and premiums paid for related options, may not exceed 5% of the Fund's total assets. Futures transactions will be limited to the extent necessary to maintain the Fund's qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended.

Where International Index Fund is permitted to purchase options on futures, its potential loss is limited to the amount of the premiums paid for the options. As stated above, this amount may not exceed 5% of the Fund's total assets. Where International Index Fund is permitted to enter into futures contracts obligating it to purchase an index in the future at a specified price, the Fund could lose 100% of its net assets in connection therewith if it engaged extensively in such transactions and if the value of the subject index at the delivery or settlement date fell to zero for all contracts into which the Fund was permitted to enter.

Futures transactions involve brokerage costs and require International Index Fund to segregate assets to cover contracts that would require it to purchase an index in the future at a specified date. The Fund may lose the expected benefit of futures transactions if the index value or exchange rates moves in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if the Fund had not entered into any futures transactions. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.


FIXED INCOME SECURITIES

The fixed income securities in which Small Cap Value Fund may invest include securities issued or guaranteed by the United States Government or its agencies or instrumentalities, nonconvertible preferred stocks, nonconvertible corporate debt securities, and short-term obligations of the kinds described above under "-- Cash Items." Investments in nonconvertible preferred stocks and nonconvertible corporate debt obligations will be limited to securities which are rated at the time of purchase not less than BBB by Standard & Poor's or Baa by Moody's (or equivalent short-term ratings), or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, or which are of comparable quality in the judgment of the Adviser. Obligations rated BBB, Baa or their equivalent, although investment grade, have speculative characteristics and carry a somewhat higher risk of default than obligations rated in the higher investment grade categories. In addition, Small Cap Value Fund may invest up to 5% of its net assets in less than investment grade convertible debt obligations.

The fixed income securities specified above are subject to (i) interest rate risk (the risk that increases in market interest rates will cause declines in the value of debt securities held by the Fund), (ii) credit risk (the risk that issuers of debt securities held by the Fund default in making required payments), and (iii) call or prepayment risk (the risk that a borrower may exercise the right to prepay a debt obligation before its stated maturity, requiring the Fund to reinvest the prepayment at a lower interest rate).


FOREIGN SECURITIES

GENERAL. Under normal market conditions, International Index Fund invests at least 65% of its total assets in equity securities which trade in markets other than the United States. In addition, Small Cap Value Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States securities exchange or represented by American Depositary Receipts.

Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of United States domestic issuers. These risks include political, social or economic instability in the country of the issuer, the difficulty of predicting international trade patterns, the possibility of the imposition of exchange controls, expropriation, limits on removal of currency or other assets, nationalization of assets, foreign withholding and income taxation, and foreign trading practices (including higher trading commissions, custodial charges and delayed settlements). Foreign securities also may be subject to greater fluctuations in price than securities issued by United States corporations. The principal markets on which these securities trade may have less volume and liquidity, and may be more volatile, than securities markets in the United States.

In addition, there may be less publicly available information about a foreign company than about a United States domiciled company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to United States domestic companies. There is also generally less government regulation of securities exchanges, brokers and listed companies abroad than in the United States. Confiscatory taxation or diplomatic developments could also affect investment in those countries. In addition, foreign branches of United States banks, foreign banks and foreign issuers may be subject to less stringent reserve requirements and to different accounting, auditing, reporting, and recordkeeping standards than those applicable to domestic branches of United States banks and United States domestic issuers.



AMERICAN DEPOSITARY RECEIPTS AND EUROPEAN DEPOSITARY RECEIPTS. For many foreign securities, United States dollar-denominated American Depositary Receipts, which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks. American Depositary Receipts represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. American Depositary Receipts do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in American Depositary Receipts rather than directly in foreign issuers' stock, the Fund can avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the United States for many American Depositary Receipts. The information available for American Depositary Receipts is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. International Index Fund also may invest in European Depositary Receipts, which are receipts evidencing an arrangement with a European bank similar to that for American Depositary Receipts and which are designed for use in the European securities markets. European Depositary Receipts are not necessarily denominated in the currency of the underlying security.

Certain American Depositary Receipts and European Depositary Receipts, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of the facilities while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders in respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through voting rights.


PORTFOLIO TRANSACTIONS

Portfolio transactions in the over-the-counter market will be effected with market makers or issuers, unless better overall price and execution are available through a brokerage transaction. It is anticipated that most portfolio transactions involving debt securities will be executed on a principal basis. Also, with respect to the placement of portfolio transactions with securities firms, subject to the overall policy to seek to place portfolio transactions as efficiently as possible and at the best price, research services and placement of orders by securities firms for a Fund's shares may be taken into account as a factor in placing portfolio transactions for the Fund.


PORTFOLIO TURNOVER

Although the Funds do not intend generally to trade for short-term profits, they may dispose of a security without regard to the time it has been held when such action appears advisable to the Adviser. The portfolio turnover rate for a Fund may vary from year to year and may be affected by cash requirements for redemptions of shares. High portfolio turnover rates generally would result in higher transaction costs and could result in additional tax consequences to a Fund's shareholders.


INVESTMENT RESTRICTIONS

The fundamental and nonfundamental investment restrictions of the Funds are set forth in full in the Statement of Additional Information. The fundamental restrictions include the following:

      * None of the Funds will borrow money, except from banks for temporary or emergency purposes. The amount of such borrowing may not exceed 10% of the borrowing Fund's total assets. None of the Funds will borrow money for leverage purposes. For the purpose of this investment restriction, the use of options and futures transactions and the purchase of securities on a when-issued or delayed-delivery basis shall not be deemed the borrowing of money. If a Fund engages in borrowing, its share price may be subject to greater fluctuation, and the interest expense associated with the borrowing may reduce the Fund's net income.

      * None of the Funds will mortgage, pledge or hypothecate its assets, except in an amount not exceeding 15% of the value of its total assets to secure temporary or emergency borrowing.

      *     None of the Funds will make short sales of securities.

      * None of the Funds will purchase any securities on margin except to obtain such short-term credits as may be necessary for the clearance of transactions.

A fundamental policy or restriction, including those stated above, cannot be changed without an affirmative vote of the holders of a "majority" of the outstanding shares of the applicable Fund, as defined in the 1940 Act.

As a nonfundamental policy, none of the Funds will invest more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations. Section 4(2) commercial paper and Rule 144A securities may be determined to be "liquid" under guidelines adopted by the Board of Directors. Investing in Rule 144A securities could have the effect of increasing the level of illiquidity in a Fund to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.


INFORMATION CONCERNING COMPENSATION PAID TO FIRST TRUST NATIONAL
ASSOCIATION AND ITS AFFILIATES

First Trust National Association ("First Trust") may act as fiduciary with respect to plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") which invest in the Funds. This section sets forth information concerning compensation that First Trust and its affiliates may receive from the Funds.

First Trust, as custodian for the assets of the Funds, receives the custodian fees specified herein under the caption "Management -- Custodian."

First Bank National Association, which is under common control with First Trust, acts as investment adviser to the Funds and receives the advisory fees specified herein under the caption "Management -- Investment Adviser."

First Trust and its affiliates may receive shareholder servicing fees in the amounts specified herein under the caption "Distributor." First Trust also may act as securities lending agent in connection with the Funds' securities lending transactions and receive as compensation for such services, fees equal to 40% of the Funds' income from such securities lending transactions.

I
FIRST AMERICAN INVESTMENT FUNDS, INC.
Oaks, Pennsylvania 19456


INVESTMENT ADVISER
FIRST BANK NATIONAL ASSOCIATION
601 Second Avenue South
Minneapolis, Minnesota 55402


CUSTODIAN
FIRST TRUST NATIONAL ASSOCIATION
180 East Fifth Street
St. Paul, Minnesota 55101


DISTRIBUTOR
SEI INVESTMENTS DISTRIBUTION CO.
Oaks, Pennsylvania 19456


ADMINISTRATOR
SEI INVESTMENTS MANAGEMENT
CORPORATION
Oaks, Pennsylvania 19456


TRANSFER AGENT
DST SYSTEMS, INC.
1004 Baltimore
Kansas City, Missouri 64105


INDEPENDENT AUDITORS
KPMG PEAT MARWICK LLP
90 South Seventh Street
Minneapolis, Minnesota 55402


COUNSEL
DORSEY & WHITNEY LLP
220 South Sixth Street
Minneapolis, Minnesota 55402

FAIF-1502 (7/97)I

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                              DATED ________, 1997

                        PROPOSED ACQUISITION OF ASSETS OF

             SMALL COMPANIES VALUE FUND, LARGE COMPANIES VALUE FUND,
                  OPTIMIZED STOCK FUND, INTERMEDIATE BOND FUND,
           DIVERSIFIED BOND FUND, AND INTERNATIONAL OPPORTUNITIES FUND
                                  PORTFOLIOS OF
                                 QUALIVEST FUNDS
                                3435 STELZER ROAD
                            COLUMBUS, OHIO 43219-3035
                                 1-800-743-8637

                        BY AND IN EXCHANGE FOR SHARES OF

              SMALL CAP VALUE FUND, STOCK FUND, EQUITY INDEX FUND,
                INTERMEDIATE TERM INCOME FUND, FIXED INCOME FUND
                          AND INTERNATIONAL INDEX FUND
                                  PORTFOLIOS OF
                      FIRST AMERICAN INVESTMENT FUNDS, INC.
                            OAKS, PENNSYLVANIA 19456
                                 1-800-637-2548

         This Statement of Additional Information relates to the proposed Agreement and Plan of Reorganization providing for (a) the acquisition of all of the assets and the assumption of all liabilities of the Small Companies Value Fund, Large Companies Value Fund, Optimized Stock Fund, Intermediate Bond Fund, Diversified Bond Fund, and International Opportunities Fund (the "Qualivest Portfolios"), each separately managed portfolios of Qualivest Funds ("Qualivest"), by the Small Cap Value Fund, Stock Fund, Equity Index Fund, Intermediate Term Income Fund, Fixed Income Fund and International Index Fund ("FAIF Funds"), each separately managed series of First American Investment Funds, Inc. ("FAIF"), in exchange for shares of capital stock of the FAIF Funds having an aggregate net asset value equal to the aggregate value of the assets acquired (less the liabilities assumed) of the Qualivest Portfolios and (b) the liquidation of the Qualivest Portfolios and the pro rata distribution of the Qualivest Portfolio shares to FAIF Fund shareholders. This Statement of Additional Information consists of this cover page, the preliminary Statement of Additional Information of FAIF relating to the Small Cap Value Fund and International Index Fund, which is attached as Appendix A to this Statement of Additional Information, and the following documents, each of which is incorporated by reference herein:

        1. Statement of Additional Information of FAIF dated January 31, 1997, containing information concerning the Stock Fund, Equity Index Fund, Intermediate Term Income Fund and Fixed Income Fund.

        2. Statement of Additional Information of Qualivest dated December 1, 1996.

        3.  Annual report of FAIF for the fiscal year ended September 30, 1996.

        4.  Semi-Annual report of FAIF for the six months ended March 31, 1997.

        5.  Annual report of Qualivest for the fiscal year ended July 31, 1996.

        6. Semi-Annual report of Qualivest for the six months ended January 31, 1997.

        7. Financial Statements required by Form N-14, Item 14 (to the extent not included in Items 3, 4, 5 and 6 above).

This Statement of Additional Information is not a prospectus. The
Prospectus/Proxy Statement dated the date hereof relating to the above-referenced transaction may be obtained without charge by writing or calling Qualivest or FAIF at the addresses or telephone numbers noted above. This Statement of Additional Information relates to, and should be read in conjunction with, such Prospectus/Proxy Statement.


Note: In the SEC filing package, Items No. 3 and 4 referred to above are included in Part A as materials to be delivered

                                                                     APPPENDIX A

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                       STATEMENT OF ADDITIONAL INFORMATION
                             DATED __________, 1997

                              SMALL CAP VALUE FUND
                            INTERNATIONAL INDEX FUND

         This Statement of Additional Information relates to the Class A Shares, Class B Shares and Class C Shares of Small Cap Value Fund and International Index Fund, each of which is a series of First American Investment Funds, Inc. ("FAIF"). This Statement of Additional Information is not a prospectus, but should be read in conjunction with the Funds' current Prospectuses dated ________, 1997. This Statement of Additional Information is incorporated into the Funds' Prospectuses by reference. To obtain copies of a Prospectus, write or call the Funds' distributor SEI Investments Distribution Co., Oaks, Pennsylvania 19456, telephone: (800) 637-2548. Please retain this Statement of Additional Information for future reference.


                 TABLE OF CONTENTS

                                               PAGE

GENERAL INFORMATION............................  2

ADDITIONAL INFORMATION CONCERNING
FUND INVESTMENTS...............................  3
     Short-Term Investments....................  3
     Repurchase Agreements.....................  3
     When-Issued and Delayed-Delivery
         Transactions..........................  4
     Lending of Portfolio Securities...........  4
     Options Transactions......................  4
     Foreign Securities........................  5
     Debt Obligations Rated Less Than
         Investment Grade......................  5
     CFTC Information..........................  6

INVESTMENT RESTRICTIONS........................  6

DIRECTORS AND EXECUTIVE OFFICERS...............  9
     Directors.................................  9
     Executive Officers........................  9
     Compensation.............................. 11

INVESTMENT ADVISORY AND OTHER
SERVICES....................................... 12
     Investment Advisory Agreement............. 12
     Administration Agreement.................. 12
     Distributor and Distribution Plans........ 12
     Custodian; Transfer Agent; Counsel;
         Accountants........................... 14

PORTFOLIO TRANSACTIONS AND ALLOCATION
OF BROKERAGE................................... 14

CAPITAL STOCK.................................. 16

NET ASSET VALUE AND PUBLIC OFFERING
PRICE.......................................... 16

FUND PERFORMANCE............................... 17
     SEC Standardized Performance Figures...... 17
     Non-Standard Distribution Rates........... 18
     Certain Performance Comparisons........... 18

TAXATION....................................... 18

RATINGS........................................ 22
     Ratings of Corporate Debt Obligations
         and Municipal Bonds................... 22
     Ratings of Preferred Stock................ 24
     Ratings of Municipal Notes................ 24
     Ratings of Commercial Paper............... 25


                     SUBJECT TO COMPLETION -- July 21, 1997

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may any offers to buy be accepted prior to the time the Registration Statement becomes effective. This Statement of Additional Information does not constitute a prospectus.



                               GENERAL INFORMATION

         First American Investment Funds, Inc. ("FAIF") was incorporated in the State of Maryland on August 20, 1987 under the name "SECURAL Mutual Funds, Inc." The Board of Directors and shareholders, at meetings held January 10, 1991, and April 2, 1991, respectively, approved amendments to the Articles of Incorporation providing that the name "SECURAL Mutual Funds, Inc." be changed to "First American Investment Funds, Inc."

         FAIF is organized as a series fund and currently issues its shares in 26 series. Each series of shares represents a separate investment portfolio with its own investment objective and policies (in essence, a separate mutual fund). The series of FAIF to which this Statement of Additional Information relates are named on the cover hereof. These series are referred to in this Statement of Additional Information as the "Funds."

         Shareholders may purchase shares of Small Cap Value Fund and International Index Fund through Class A, Class B, and Class C Shares. The different classes provide for variations in distribution costs, shareholder servicing fees, voting rights and dividends. To the extent permitted by the Investment Company Act of 1940, the Funds may also provide for variations in other costs among the classes although they have no present intention to do so. In addition, a sales load is imposed on the sale of Class A and Class B Shares of the Funds. Except for differences among the classes pertaining to distribution costs and shareholder servicing fees, each share of each Fund represents an equal proportionate interest in that Fund. Class A and Class B Shares sometimes are referred to together as the "Retail Class Shares," and Class C Shares sometimes are referred to as the "Institutional Class Shares."

         FAIF has prepared and will provide a Prospectus relating to the Retail Class Shares (the "Retail Class Prospectus") and a Prospectus relating to the Institutional Class Shares (the "Institutional Class Prospectus") of the Funds. These Prospectuses can be obtained by calling or writing SEI Investments Distribution Co. at the address and telephone number set forth on the cover of this Statement of Additional Information. This Statement of Additional Information relates both to the Retail Class Prospectus and to the Institutional Class Prospectus for the Funds. It should be read in conjunction with the applicable Prospectus. Separate prospectuses and statements of additional information relate to the other funds offered by FAIF.

         The Articles of Incorporation and Bylaws of FAIF provide that meetings of shareholders be held as determined by the Board of Directors and as required by the 1940 Act. Maryland corporation law requires a meeting of shareholders to be held upon the written request of shareholders holding 10% or more of the voting shares of FAIF, with the cost of preparing and mailing the notice of such meeting payable by the requesting shareholders. The 1940 Act requires a shareholder vote for all amendments to fundamental investment policies and restrictions, for approval of all investment advisory contracts and amendments thereto, and for all amendments to Rule 12b-1 distribution plans.


               ADDITIONAL INFORMATION CONCERNING FUND INVESTMENTS

         The investment objectives, policies and restrictions of the Funds are set forth in their respective Prospectuses. Additional information concerning the investments which may be made by the Funds is set forth under this caption. Additional information concerning the Funds' investment restrictions is set forth below under the caption "Investment Restrictions."

SHORT-TERM INVESTMENTS

         The Funds can invest in a variety of short-term instruments which are specified, with respect to the respective Funds, in their Prospectuses. Short-term investments and repurchase agreements may be entered into on a joint basis by the Funds and other funds advised by the Adviser to the extent permitted by Securities and Exchange Commission exemptive order relief obtained by them. A brief description of certain kinds of short-term instruments follows:

         COMMERCIAL PAPER. Commercial paper consists of unsecured promissory notes issued by corporations. Issues of commercial paper normally have maturities of less than nine months and fixed rates of return. Subject to the limitations described in the Prospectuses, the Funds may purchase commercial paper consisting of issues rated at the time of purchase within the two highest rating categories by Standard & Poor's Corporation ("Standard & Poor's") or Moody's Investors Service, Inc. ("Moody's"), or which have been assigned an equivalent rating by another nationally recognized statistical rating organization. The Funds also may invest in commercial paper that is not rated but that is determined by the Adviser to be of comparable quality to instruments that are so rated. For a description of the rating categories of Standard & Poor's and Moody's, see "Ratings" herein.

         BANKERS ACCEPTANCES. Bankers acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the full amount of the instrument upon maturity.

         VARIABLE AMOUNT MASTER DEMAND NOTES. Variable amount master demand notes are unsecured demand notes that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate according to the terms of the instrument. Because master demand notes are direct lending arrangements between a Fund and the issuer, they are not normally traded. Although there is no secondary market in the notes, a Fund may demand payment of principal and accrued interest at any time. While the notes are not typically rated by credit rating agencies, issuers of variable amount master demand notes (which are normally manufacturing, retail, financial, and other business concerns) must satisfy the same criteria as set forth above for commercial paper. The Adviser will consider the earning power, cash flow, and other liquidity ratios of the issuers of such notes and will continuously monitor their financial status and ability to meet payment on demand.

REPURCHASE AGREEMENTS

         The Funds may invest in repurchase agreements to the extent specified in their Prospectuses. The Custodian will hold the securities underlying any repurchase agreement, or the securities will be part of the Federal Reserve/Treasury Book Entry System. The market value of the collateral underlying the repurchase agreement will be determined on each business day. If at any time the market value of the collateral falls below the repurchase price under the repurchase agreement (including any accrued interest), the appropriate Fund will promptly receive additional collateral (so the total collateral is an amount at least equal to the repurchase price plus accrued interest).

WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS

         When Small Cap Value Fund agrees to purchase securities on a when-issued or delayed-delivery basis, the Custodian will set aside cash or liquid securities equal to the amount of the commitment in a separate account. Normally, the Custodian will set aside securities to satisfy the purchase commitment, and in that case, Small Cap Value Fund may be required subsequently to place additional assets in the separate account in order to assure that the value of the account remains equal to the amount of the Fund's commitments. It may be expected that Small Cap Value Fund's net assets will fluctuate to a greater degree when it sets aside securities to cover such purchase commitments than when it sets aside cash. In addition, because Small Cap Value Fund will set aside cash or liquid securities to satisfy its purchase commitments in the manner described above, its liquidity and the ability of the Adviser to manage it might be affected in the event its commitments to purchase when-issued or delayed-delivery securities ever exceeded 25% of the value of its assets. Under normal market conditions, however, Small Cap Value Fund's commitments to purchase when-issued or delayed-delivery securities will not exceed 25% of the value of its assets.

LENDING OF PORTFOLIO SECURITIES

         When a Fund lends portfolio securities, it must receive 100% collateral as described in the Prospectuses. This collateral must be valued daily by the Adviser and, if the market value of the loaned securities increases, the borrower must furnish additional collateral to the lending Fund. During the time portfolio securities are on loan, the borrower pays the lending Fund any dividends or interest paid on the securities. Loans are subject to termination by the lending Fund or the borrower at any time. While a Fund does not have the right to vote securities on loan, it would terminate the loan and regain the right to vote if that were considered important with respect to the investment.

         First Trust National Association, the Funds' custodian and an affiliate of their Adviser, may act as securities lending agent for the Funds and receive separate compensation for such services, subject to compliance with conditions contained in a Securities and Exchange Commission exemptive order permitting First Trust to provide such services and receive such compensation.

OPTIONS TRANSACTIONS

         OPTIONS ON SECURITIES. To the extent specified in the Prospectuses, Small Cap Value Fund may purchase put and call options on securities and may write covered call options on securities which it owns or has the right to acquire. The Fund may purchase put options to hedge against a decline in the value of its portfolio. By using put options in this way, the Fund would reduce any profit it might otherwise have realized in the underlying security by the amount of the premium paid for the put option and by transaction costs. In similar fashion, the Fund may purchase call options to hedge against an increase in the price of securities that the Fund anticipates purchasing in the future. The premium paid for the call option plus any transaction costs will reduce the benefit, if any, realized by the Fund upon exercise of the option, and, unless the price of the underlying security rises sufficiently, the option may expire unexercised.

         The writer (seller) of a call option has no control over when the underlying securities must be sold; the writer may be assigned an exercise notice at any time prior to the termination of the option. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security. The writer of a call option that wishes to terminate its obligation may effect a "closing purchase transaction." This is accomplished by buying an option on the same security as the option previously written. If the Fund was unable to effect a closing purchase transaction in a secondary market, it would not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise.

         OPTIONS ON STOCK INDICES. Options on stock indices are similar to options on individual stocks except that, rather than the right to take or make delivery of stock at a specified price, an option on a stock index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing value of the stock index upon which the option is based is greater than, in the case of a call, or lesser than, in the case of a put, the exercise price of the option. This amount of cash is equal to the difference between the closing price of the index and the exercise price of the option expressed in dollars times a specified multiple (the "multiplier"). The writer of the option is obligated, in return for the premium received, to make delivery of this amount. Unlike stock options, all settlements for stock index options are in cash, and gain or loss depends on price movements in the stock market generally (or in a particular industry or segment of the market) rather than price movements in individual stocks. The multiplier for an index option performs a function similar to the unit of trading for a stock option. It determines the total dollar value per contract of each point in the difference between the underlying stock index. A multiplier of 100 means that a one-point difference will yield $100. Options on different stock indices may have different multipliers.

FOREIGN SECURITIES

         As described in the applicable Prospectuses, under normal market conditions International Index Fund invests principally in foreign securities, and Small Cap Value Fund may invest lesser proportions of their assets in securities of foreign issuers which are either listed on a United States securities exchange or represented by American Depositary Receipts.

         Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on United States exchanges. Foreign markets also have different clearance and settlement procedures, and in some markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Delays in settlement could result in temporary periods when a portion of the assets of International Index Fund is uninvested. In addition, settlement problems could cause International Index Fund to miss attractive investment opportunities or to incur losses due to an inability to sell or deliver securities in a timely fashion. In the event of a default by an issuer of foreign securities, it may be more difficult for a Fund to obtain or to enforce a judgment against the issuer.

DEBT OBLIGATIONS RATED LESS THAN INVESTMENT GRADE

         As described in the Prospectuses, the "equity securities" in which Small Cap Value Fund may invest include corporate debt obligations which are convertible into common stock. These convertible debt obligations may include obligations rated as low as CCC by Standard & Poor's or Caa by Moody's or which have been assigned an equivalent rating by another nationally recognized statistical rating organization. Debt obligations rated BB, B or CCC by Standard & Poor's or Ba, B or Caa by Moody's are considered to be less than "investment grade" and are sometimes referred to as "junk bonds." The limitations on investments by this Fund in less than investment grade convertible debt obligations are set forth in the applicable Prospectuses.

         Purchases of less than investment grade corporate debt obligations generally involve greater risks than purchases of higher rated obligations. Less than investment grade debt obligations are especially subject to adverse changes in general economic conditions and to changes in the financial condition of their issuers. During periods of economic downturn or rising interest rates, issuers of such obligations may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default.

         Yields on less than investment grade debt obligations will fluctuate over time. The prices of such obligations have been found to be less sensitive to interest rate changes than higher rated obligations, but more sensitive to adverse economic changes or individual corporate developments. Also, during an economic downturn or period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals, and to obtain additional financing. In addition, periods of economic uncertainty and changes can be expected to result in increased volatility of market prices of less than investment grade debt obligations.

         In addition, the secondary trading market for less than investment grade debt obligations may be less developed than the market for investment grade obligations. This may make it more difficult for Small Cap Value Fund to value and dispose of such obligations. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of less than investment grade obligations, especially in a thin secondary trading market.

         Certain risks also are associated with the use of credit ratings as a method for evaluating less than investment grade debt obligations. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of such obligations. In addition, credit rating agencies may not timely change credit ratings to reflect current events. Thus, the success of Small Cap Value Fund's use of less than investment grade convertible debt obligations may be more dependent on the Adviser's own credit analysis than is the case with investment grade obligations.

CFTC INFORMATION

         The Commodity Futures Trading Commission (the "CFTC"), a federal agency, regulates trading activity pursuant to the Commodity Exchange Act, as amended. The CFTC requires the registration of "commodity pool operators," which are defined as any person engaged in a business which is of the nature of an investment trust, syndicate or a similar form of enterprise, and who, in connection therewith, solicits, accepts or receives from others funds, securities or property for the purpose of trading in any commodity for future delivery on or subject to the rules of any contract market. The CFTC has adopted Rule 4.5, which provides an exclusion from the definition of commodity pool operator for any registered investment company which (i) will use commodity futures or commodity options contracts solely for bona fide hedging purposes (provided, however, that in the alternative, with respect to each long position in a commodity future or commodity option contract, an investment company may meet certain other tests set forth in Rule 4.5); (ii) will not enter into commodity futures and commodity options contracts for which the aggregate initial margin and premiums exceed 5% of its assets; (iii) will not be marketed to the public as a commodity pool or as a vehicle for investing in commodity interests; (iv) will disclose to its investors the purposes of and limitations on its commodity interest trading; and (v) will submit to special calls of the CFTC for information. Any investment company desiring to claim this exclusion must file a notice of eligibility with both the CFTC and the National Futures Association. FAIF has made such notice filings with respect to those Funds which may invest in commodity futures or commodity options contracts.


                             INVESTMENT RESTRICTIONS

         In addition to the investment objectives and policies set forth in the Prospectuses and under the caption "Additional Information Concerning Fund Investments" above, each of the Funds is subject to the investment restrictions set forth below. The investment restrictions set forth in paragraphs 1 through 10 below are fundamental and cannot be changed with respect to a Fund without approval by the holders of a majority of the outstanding shares of that Fund as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), i.e., by the lesser of the vote of (a) 67% of the shares of the Fund present at a meeting where more than 50% of the outstanding shares are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund.

         Neither of the Funds will:

         1. Invest in any securities if, as a result, 25% or more of the value of its total assets would be invested in the securities of issuers conducting their principal business activities in any one industry. This restriction does not apply to general obligation bonds or notes. This restriction does not apply to securities of the United States Government or its agencies and instrumentalities or repurchase agreements relating thereto.

         2. Issue any senior securities (as defined in the 1940 Act), other than as set forth in restriction number 3 below and except to the extent that using options or purchasing securities on a when-issued basis may be deemed to constitute issuing a senior security.

         3. Borrow money, except from banks for temporary or emergency purposes. The amount of such borrowing may not exceed 10% of the borrowing Fund's total assets. Neither of the Funds will borrow money for leverage purposes. For the purpose of this investment restriction, the use of options and futures transactions and the purchase of securities on a when-issued or delayed-delivery basis shall not be deemed the borrowing of money. (As a non-fundamental policy, neither Fund will make additional investments while its borrowings exceed 5% of total assets.)

         4. Mortgage, pledge or hypothecate its assets, except in an amount not exceeding 15% of the value of its total assets to secure temporary or emergency borrowing.

         5.       Make short sales of securities.

         6. Purchase any securities on margin except to obtain such short-term credits as may be necessary for the clearance of transactions.

         7. Purchase or sell physical commodities (including, by way of example and not by way of limitation, grains, oilseeds, livestock, meat, food, fiber, metals, petroleum, petroleum-based products or natural gas) or futures or options contracts with respect to physical commodities. This restriction shall not restrict either Fund from purchasing or selling any financial contracts or instruments which may be deemed commodities (including, by way of example and not by way of limitation, options, futures and options on futures with respect, in each case, to interest rates, currencies, stock indices, bond indices or interest rate indices) or any security which is collateralized or otherwise backed by physical commodities.

         8. Purchase or sell real estate or real estate mortgage loans, except that the Funds may invest in securities secured by real estate or interests therein or issued by companies that invest in or hold real estate or interests therein.

         9. Act as an underwriter of securities of other issuers, except to the extent a Fund may be deemed to be an underwriter, under Federal securities laws, in connection with the disposition of portfolio securities.

         10. Lend any of their assets, except portfolio securities representing up to one-third of the value of their total assets.

         The following restrictions are non-fundamental and may be changed by FAIF's Board of Directors without shareholder vote. Neither of the Funds will:

         11. Invest more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations.

         12. Invest in any securities, if as a result more than 5% of the value of its total assets is invested in the securities of any issuers which, with their predecessors, have a record of less than three years continuous operation. (Securities of any of such issuers will not be deemed to fall within this limitation if they are guaranteed by an entity which has been in continuous operation for more than three years.)

         13.      Invest for the purpose of exercising control or management.

         14. Purchase or sell real estate limited partnership interests, or oil, gas or other mineral leases, rights or royalty contracts, except that the Funds may purchase or sell securities of companies which invest in or hold the foregoing.

         15. Purchase securities of any other registered investment company (as defined in the 1940 Act), except, subject to 1940 Act limitations, (a) each Fund may, as part of its investment in cash items, invest in securities of other mutual funds which invest primarily in debt obligations with remaining maturities of 13 months or less; (b) International Index Fund may purchase shares of open-end investment companies which invest in permitted investments for such Fund; and (c) each Fund may purchase securities as part of a merger, consolidation, reorganization or acquisition of assets.

         16. Invest in foreign securities, except that Small Cap Value Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts and International Index Fund may invest in foreign securities without limitation.

         17. Invest in warrants; provided, that a Fund may invest in warrants in an amount not exceeding 5% of the Fund's net assets. No more than 2% of this 5% may be warrants which are not listed on the New York Stock Exchange.


                        DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of FAIF are listed below, together with their business addresses and their principal occupations during the past five years. Directors who are "interested persons" (as that term is defined in the 1940 Act) of FAIF are identified with an asterisk.

DIRECTORS

         Robert J. Dayton, 5140 Norwest Center, Minneapolis, Minnesota 55402:
Director of FAIF since September 1994 and of First American Funds, Inc. ("FAF") since December 1994 and of First American Strategy Funds, Inc. ("FASF") since June 1996; Chairman (1989-1993) and Chief Executive Officer (1993-present), Okabena Company (private family investment office). Age: 54.

         Andrew M. Hunter III, 537 Harrington Road, Wayzata, Minnesota 55391:
Director of FAIF, FAF and FASF since January 1997; Chairman of Hunter, Keith Industries, a diversified manufacturing and services management company, since 1975. Age: 49.

         Leonard W. Kedrowski, 16 Dellwood Avenue, Dellwood, Minnesota 55110:
Director of FAIF and FAF since November 1993 and of FASF since June 1996; President and owner of Executive Management Consulting, Inc., a management consulting firm; Vice President, Chief Financial Officer, Treasurer, Secretary and Director of Anderson Corporation, a large privately-held manufacturer of wood windows, from 1983 to October 1992. Age: 55.

         * Robert L. Spies, 4715 Twin Lakes Avenue, Brooklyn Center, Minnesota 55429: Director of FAIF, FAF and FASF since January 31, 1997; employed by First Bank System, Inc. and subsidiaries from 1957 to January 31, 1997, most recently as Vice President, First Bank National Association. Age: 62.

         Joseph D. Strauss, 8617 Edenbrook Crossing, # 443, Brooklyn Park, Minnesota 55443: Director of FAF since 1984 and of FAIF since April 1991 and of FASF since June 1996; Chairman of FAF's and FAIF's Boards since 1993 and of FASF's Board since 1996; President of FAF and FAIF from June 1989 to November 1989; Owner and President, Strauss Management Company, since 1993; Owner and President, Community Resource Partnerships, Inc., a community business retention survey company, since 1992; attorney-at-law. Age: 56.

         Virginia L. Stringer, 712 Linwood Avenue, St. Paul, Minnesota 55105:
Director of FAIF since August 1987 and of FAF since April 1991 and of FASF since June 1996; Owner and President, Strategic Management Resources, Inc. since 1993; formerly President and Director of The Inventure Group, a management consulting and training company, President of Scott's, Inc., a transportation company, and Vice President of Human Resources of The Pillsbury Company. Age: 52.

         Gae B. Veit, P.O. Box 6, Loretto, Minnesota 55357: Director of FAIF and FAF since December 1993 and of FASF since June 1996; owner and CEO of Shingobee Builders, Inc., a general contractor. Age: 53.

EXECUTIVE OFFICERS

         David Lee, SEI Investments Company, Oaks, Pennsylvania 19456: President of FAIF and FAF since April 1994 and of FASF since June 1996; Senior Vice President and Assistant Secretary of FAF and FAIF beginning June 1, 1993; Senior Vice President of SEI Investments Distribution Co. (the "Distributor") since 1991; President, GW Sierra Trust Funds prior to 1991. Age: 44.

         Carmen V. Romeo, SEI Investments Company, Oaks, Pennsylvania 19456:
Treasurer and Assistant Secretary of FAIF and FAF since November 1992 and of FASF since June 1996; Director, Executive Vice President, Chief Financial Officer and Treasurer of SEI Investments Company ("SEI"), SEI Investments Management Corporation (the "Administrator") and the Distributor since 1981.
Age: 52.

         Kevin P. Robins, SEI Investments Company, Oaks, Pennsylvania 19456:
Vice President and Assistant Secretary of FAIF and FAF since April 1994 and of FASF since June 1996; Vice President, Assistant Secretary and General Counsel of the Administrator and the Distributor. Age: 36.

         Kathryn Stanton, SEI Investments Company, Oaks, Pennsylvania 19456:
Vice President and Assistant Secretary of FAIF and FAF since April 1994 and of FASF since June 1996; Vice President and Assistant Secretary of the Administrator and the Distributor since April 1994; Associate, Morgan, Lewis & Bockius, from 1989 to 1994. Age: 37.

         Sandra K. Orlow, SEI Investments Company, Oaks, Pennsylvania 19456:
Vice President and Assistant Secretary of FAIF and FAF since 1992 and of FASF since June 1996; Vice President and Assistant Secretary of SEI, the Administrator and the Distributor since 1983. Age: 40.

         Marc Cahn, SEI Investments Company, Oaks, Pennsylvania 19456: Vice President and Assistant Secretary of FAIF, FAF and FASF since June 1996; Vice President and Assistant Secretary of the Administrator and Distributor since May 1996; Associate General Counsel, Barclays Bank PLC, from 1994 to 1996; ERISA Counsel, First Fidelity Bancorporation, prior to 1994. Age: 39.

         Barbara A. Nugent, SEI Investments Company, Oaks, Pennsylvania 19456:
Vice President and Assistant Secretary of FAIF, FAF and FASF since June 1996; Vice President and Assistant Secretary of the Administrator and Distributor since April 1996; Associate, Drinker, Biddle & Reath, from 1994 to 1996; Assistant Vice President/Administration (1992 to 1993) and Operations (1988 to
1992), Delaware Service Company, Inc. Age: 39.

         Stephen G. Meyer, SEI Investments Company, Oaks, Pennsylvania 19456:
Controller of FAIF and FAF since March 1995 and of FASF since June 1996; Director of Internal Audit and Risk Management of SEI from 1992 to 1995; Senior Associate, Coopers & Lybrand, from 1990 to 1992. Age: 31.

         Michael J. Radmer, 220 South Sixth Street, Minneapolis, Minnesota 55402: Secretary of FAIF since April 1991 and of FAF since 1981 and of FASF since June 1996; Partner, Dorsey & Whitney LLP, a Minneapolis-based law firm and general counsel of FAIF and FAF. Age: 52.

COMPENSATION

         The First American Family of Funds, which includes FAIF, FAF and FASF, currently pays only to directors of the funds who are not paid employees or affiliates of the funds a fee of $15,000 per year ($22,500 in the case of the Chair) plus $2,500 ($3,750 in the case of the Chair) per meeting of the Board attended and $800 per committee meeting attended ($1,600 in the case of a committee chair) and reimburses travel expenses of directors and officers to attend Board meetings. Legal fees and expenses are also paid to Dorsey & Whitney LLP, the law firm of which Michael J. Radmer, secretary of FAIF, FAF and FASF, is a partner. The following table sets forth information concerning aggregate compensation paid to each director of FAIF (i) by FAIF (column 2), and (ii) by FAIF, FAF and FASF collectively (column 5) during the fiscal year ended September 30, 1996. No executive officer or affiliated person of FAIF had aggregate compensation from FAIF in excess of $60,000 during such fiscal year:


               (1)                       (2)                   (3)                   (4)                 (5)
                                                                                                        Total
                                                                                                     Compensation
                                      Aggregate       Pension or Retirement       Estimated        From Registrant
             Name of                Compensation       Benefits Accrued as      Annual Benefits    and Fund Complex
        Person, Position           From Registrant    Part of Fund Expenses     Upon Retirement    Paid to Directors
--------------------------------   ---------------    ---------------------     ---------------    -----------------
Robert J. Dayton, Director             $11,729                -0-                    -0-            $32,850

Andrew M. Hunter III, Director *           -0-                -0-                    -0-                -0-

Leonard W. Kedrowski, Director         $12,176                -0-                    -0-            $34,150

Robert L. Spies, Director *                -0-                -0-                    -0-                -0-

Joseph D. Strauss, Director            $20,082                -0-                    -0-            $56,375

Virginia L. Stringer, Director         $12,620                -0-                    -0-            $35,350

Gae B. Veit, Director                  $12,466                -0-                    -0-            $34,950

------------------

* Not a director during the fiscal year ended September 30, 1996.



                     INVESTMENT ADVISORY AND OTHER SERVICES

INVESTMENT ADVISORY AGREEMENT

         First Bank National Association (the "Adviser"), 601 Second Avenue South, Minneapolis, Minnesota 55480, serves as the investment adviser and manager of the Funds through its First Asset Management group. The Adviser is a national banking association that has professionally managed accounts for individuals, insurance companies, foundations, commingled accounts, trust funds, and others for over 75 years. The Adviser is a subsidiary of First Bank System, Inc. ("FBS"), 601 Second Avenue South, Minneapolis, Minnesota 55480, which is a regional, multi-state bank holding company headquartered in Minneapolis, Minnesota. FBS is comprised of 13 banks and several trust and nonbank subsidiaries, with 362 banking locations and 18 nonbank offices primarily in Minnesota, Colorado, Illinois, Iowa, Kansas, Montana, Nebraska, North Dakota, South Dakota, Wisconsin and Wyoming. Through its subsidiaries, FBS provides consumer banking, commercial lending, financing of import/export trade, foreign exchange and investment services as well as mortgage banking, trust, commercial and agricultural finance, data processing, leasing and brokerage services.

         Pursuant to an Investment Advisory Agreement dated April 2, 1991 (the "Advisory Agreement"), the Funds engage the Adviser to act as investment adviser for and to manage the investment of the assets of the Funds. Each Fund pays the Adviser monthly fees calculated on an annual basis equal to 0.70% of its average daily net assets.

         In addition to the investment advisory fee, each Fund pays all its expenses that are not expressly assumed by the Adviser or any other organization with which the Fund may enter into an agreement for the performance of services. Each Fund is liable for such nonrecurring expenses as may arise, including litigation to which the Fund may be a party, and it may have an obligation to indemnify its directors and officers with respect to such litigation.

         The Funds had not commenced operations as of September 30, 1996, the end of FAIF's most recent fiscal year. They therefore paid no advisory fees to the Adviser during such year.

ADMINISTRATION AGREEMENT

         SEI Investments Management Corporation (the "Administrator") serves as administrator for the Funds pursuant to an Administration Agreement between it and the Funds. The Administrator is a wholly-owned subsidiary of SEI Investments Company, which also owns the Funds' distributor. See "-- Distributor and Distribution Plans" below. Under the Administration Agreement, the Administrator provides administrative personnel and services to the Funds for a fee as described in the Funds' Prospectuses. These services include, among others, regulatory reporting, fund and portfolio accounting, shareholder reporting services, and compliance monitoring services.

         The Funds had not commenced operations as of September 30, 1996, the end of FAIF's most recent fiscal year. They therefore paid no fees to the Administrator during such year.

DISTRIBUTOR AND DISTRIBUTION PLANS

         SEI Investments Distribution Co. (the "Distributor") serves as the distributor for the Class A, Class B and Class C Shares of the Funds. The Distributor is a wholly-owned subsidiary of SEI Investments Company, which also owns the Funds' Administrator. See "-- Administration Agreement" above.

         The Distributor serves as distributor for the Class A and Class C Shares pursuant to a Distribution Agreement dated February 10, 1994 (the "Class A/Class C Distribution Agreement") between itself and the Funds, and as distributor for the Class B Shares pursuant to a Distribution and Service Agreement dated August 1, 1994, as amended September 14, 1994 (the "Class B Distribution and Service Agreement") between itself and the Funds. These agreements are referred to collectively as the "Distribution Agreements."

         Under the Distribution Agreements, the Distributor has agreed to perform all distribution services and functions of the Funds to the extent such services and functions are not provided to the Funds pursuant to another agreement. The Distribution Agreements provide that shares of the Funds are distributed through the Distributor and, with respect to Class A and Class B Shares, through securities firms, financial institutions (including, without limitation, banks) and other industry professionals (the "Participating Institutions") which enter into sales agreements with the Distributor to perform share distribution or shareholder support services.

         The Distributor receives no compensation for distribution of the Class C Shares. With respect to the Class A Shares, the Distributor receives all of the front-end sales charges paid upon purchase of the Funds' shares except for a portion (as disclosed in the Prospectuses) which may be re-allowed to Participating Institutions. The Class A Shares of each Fund also pay a shareholder servicing fee to the Distributor monthly at the annual rate of 0.25% of each Fund's Class A average daily net assets, which fee may be used by the Distributor to provide compensation for shareholder servicing activities with respect to the Class A Shares of the kinds described in the Retail Class Prospectuses.

         The Class B Shares of each Fund pay to the Distributor a sales support fee at an annual rate of 0.75% of the average daily net assets of the Class B Shares of such Fund, which fee may be used by the Distributor to provide compensation for sales support and distribution activities with respect to the Class B Shares. This fee is calculated and paid each month based on average daily net assets of Class B of each Fund for that month. In addition to this fee, the Distributor is paid a shareholder servicing fee at an annual rate of 0.25% of the average daily net assets of each Fund's Class B Shares pursuant to a service plan (the "Class B Service Plan"), which fee may be used by the Distributor to provide compensation for shareholder servicing activities with respect to the Class B Shares of a Fund of the kinds described in the Retail Class Prospectuses. Although Class B Shares are sold without a front-end sales charge, the Distributor pays a total of 4.25% of the amount invested (including a pre-paid service fee of 0.25% of the amount invested) to dealers who sell Class B Shares (excluding exchanges from other Class B Shares in the First American family). The servicing fee payable under the Class B Service Plan is prepaid as described above.

         The Distribution Agreements provide that they will continue in effect for a period of more than one year from the date of their execution only so long as such continuance is specifically approved at least annually by the vote of a majority of the Board members of FAIF and by the vote of the majority of those Board members of FAIF who are not interested persons of FAIF and who have no direct or indirect financial interest in the operation of FAIF's Rule 12b-1 Plans of Distribution or in any agreement related to such Plans.

         FAIF has adopted plans of distribution with respect to the Class A and Class B Shares of the Funds, respectively, pursuant to Rule 12b-1 under the 1940 Act (collectively, the "Plans"). Rule 12b-1 provides in substance that a mutual fund may not engage directly or indirectly in financing any activity which is primarily intended to result in the sale of shares, except pursuant to a plan adopted under the Rule. The Plans authorize the Distributor to retain the sales charges paid upon purchase of Class A and Class B Shares. Each of the Plans is a "compensation-type" plan under which the Distributor is entitled to receive the distribution fee regardless of whether its actual distribution expenses are more or less than the amount of the fee. The Class B Plan authorizes the Distributor to retain the contingent deferred sales charge applied on redemptions of Class B Shares, except that portion which is re-allowed to Participating Institutions. The Plans recognize that the Distributor, any Participating Institution, the Administrator, and the Adviser, in their discretion, may from time to time use their own assets to pay for certain additional costs of distributing Class A and Class B Shares. Any such arrangements to pay such additional costs may be commenced or discontinued by the Distributor, any Participating Institution, the Administrator, or the Adviser at any time.

         The Funds had not commenced operations as of September 30, 1996, the end of FAIF's most recent fiscal year. They therefore paid no distribution or shareholder servicing fees during such year.

CUSTODIAN; TRANSFER AGENT; COUNSEL; ACCOUNTANTS

         The custodian of the Funds' assets is First Trust National Association (the "Custodian"), First Trust Center, 180 East Fifth Street, St. Paul, Minnesota 55101. The Custodian is a subsidiary of First Bank System, Inc., which also owns the Adviser.

         The Custodian takes no part in determining the investment policies of the Funds or in deciding which securities are purchased or sold by the Funds. All of the instruments representing the investments of the Funds and all cash is held by the Custodian or, as described in the Prospectuses for International Index Fund, by a sub-custodian with respect to such Fund. The Custodian or such sub-custodian delivers securities against payment upon sale and pays for securities against delivery upon purchase. The Custodian also remits Fund assets in payment of Fund expenses, pursuant to instructions of FAIF's officers or resolutions of the Board of Directors.

         As compensation for its services to the Funds, the Custodian is paid a monthly fee by each Fund calculated on an annual basis equal to, for Small Cap Value Fund, 0.03% of Small Cap Value Fund's average daily net assets, and, for International Index Fund, 0.10% of International Index Fund's average daily net assets. In addition, the Custodian is reimbursed for its out-of-pocket expenses incurred while providing its services to the Funds. The Custodian continues to serve so long as its appointment is approved at least annually by the Board of Directors including a majority of the directors who are not interested persons (as defined under the 1940 Act) of FAIF.

         DST Systems, Inc., 1004 Baltimore, Kansas City, Missouri 64105, is transfer agent and dividend disbursing agent for the shares of the Funds.

         Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402, is independent General Counsel for the Funds.

         KPMG Peat Marwick LLP, 90 South Seventh Street, Minneapolis, Minnesota 55402, acts as the Funds' independent auditors, providing audit services including audits of the annual financial statements and assistance and consultation in connection with SEC filings.


               PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE

         Decisions with respect to placement of the Funds' portfolio transactions are made by the Adviser. The Funds' policy is to seek to place portfolio transactions with brokers or dealers who will execute transactions as efficiently as possible and at the most favorable price. The Adviser may, however, select a broker or dealer to effect a particular transaction without communicating with all brokers or dealers who might be able to effect such transaction because of the volatility of the market and the desire of the Adviser to accept a particular price for a security because the price offered by the broker or dealer meets guidelines for profit, yield or both. Many of the portfolio transactions involve payment of a brokerage commission by the appropriate Fund. In some cases, transactions are with dealers or issuers who act as principal for their own accounts and not as brokers. Transactions effected on a principal basis are made without the payment of brokerage commissions but at net prices, which usually include a spread or markup. In effecting transactions in over-the-counter securities, the Funds deal with market makers unless it appears that better price and execution are available elsewhere.

         While the Adviser does not deem it practicable and in the Funds' best interest to solicit competitive bids for commission rates on each transaction, consideration will regularly be given by the Adviser to posted commission rates as well as to other information concerning the level of commissions charged on comparable transactions by other qualified brokers. The Funds had not commenced operations as of September 30, 1996, the end of FAIF's most recent fiscal year. They therefore paid no commissions during such year.

         It is expected that International Index Fund will purchase most foreign equity securities in the over-the-counter markets or stock exchanges located in the countries in which the respective principal offices of the issuers of the various securities are located if that is the best available market. The fixed commissions paid in connection with most such foreign stock transactions generally are higher than negotiated commissions on United States transactions. There generally is less governmental supervision and regulation of foreign stock exchanges than in the United States. Foreign securities settlements may in some instances be subject to delays and related administrative uncertainties.

         Foreign equity securities may be held in the form of American Depositary Receipts, or ADRs, European Depositary Receipts, or EDRs, or securities convertible into foreign equity securities. ADRs and EDRs may be listed on stock exchanges or traded in the over-the-counter markets in the United States or overseas. The foreign and domestic debt securities and money market instruments in which the Funds may invest are generally traded in the over-the-counter markets.

         Subject to the policy of seeking favorable price and execution for the transaction size and risk involved, in selecting brokers and dealers other than the Distributor and determining commissions paid to them, the Adviser may consider ability to provide supplemental performance, statistical and other research information as well as computer hardware and software for research purposes for consideration, analysis and evaluation by the staff of the Adviser. In accordance with this policy, the Funds do not execute brokerage transactions solely on the basis of the lowest commission rate available for a particular transaction. Subject to the requirements of favorable price and efficient execution, placement of orders by securities firms for the purchase of shares of the Funds may be taken into account as a factor in the allocation of portfolio transactions.

         Research services that may be received by the Adviser would include advice, both directly and in writing, as to the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities or purchasers or sellers of securities, as well as analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts. The research services may allow the Adviser to supplement its own investment research activities and enable the Adviser to obtain the views and information of individuals and research staffs of many different securities firms prior to making investment decisions for the Funds. To the extent portfolio transactions are effected with brokers and dealers who furnish research services, the Adviser would receive a benefit, which is not capable of evaluation in dollar amounts, without providing any direct monetary benefit to the Funds from these transactions. Research services furnished by brokers and dealers used by the Funds for portfolio transactions may be utilized by the Adviser in connection with investment services for other accounts and, likewise, research services provided by brokers and dealers used for transactions of other accounts may be utilized by the Adviser in performing services for the Funds. The Adviser determines the reasonableness of the commissions paid in relation to their view of the value of the brokerage and research services provided, considered in terms of the particular transactions and their overall responsibilities with respect to all accounts as to which they exercise investment discretion.

         The Adviser has not entered into any formal or informal agreements with any broker or dealer, and do not maintain any "formula" that must be followed in connection with the placement of Fund portfolio transactions in exchange for research services provided to the Adviser, except as noted below. The Adviser may, from time to time, maintain an informal list of brokers and dealers that will be used as a general guide in the placement of Fund business in order to encourage certain brokers and dealers to provide the Adviser with research services, which the Adviser anticipates will be useful to it. Any list, if maintained, would be merely a general guide, which would be used only after the primary criteria for the selection of brokers and dealers (discussed above) had been met, and, accordingly, substantial deviations from the list could occur. The Adviser would authorize the Funds to pay an amount of commission for effecting a securities transaction in excess of the amount of commission another broker or dealer would have charged only if the Adviser determined in good faith that the amount of such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the overall responsibilities of the Adviser with respect to the Funds.

         The Funds do not effect any brokerage transactions in their portfolio securities with any broker or dealer affiliated directly or indirectly with the Adviser, or the Distributor unless such transactions, including the frequency thereof, the receipt of commissions payable in connection therewith, and the selection of the affiliated broker or dealer effecting such transactions are not unfair or unreasonable to the shareholders of the Funds, as determined by the Board of Directors. Any transactions with an affiliated broker or dealer must be on terms that are both at least as favorable to the Funds as the Funds can obtain elsewhere and at least as favorable as such affiliated broker or dealer normally gives to others.

         When two or more clients of the Adviser are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in accordance with a formula considered by the Adviser to be equitable to each client. In some cases, this system could have a detrimental effect on the price or volume of the security as far as each client is concerned. In other cases, however, the ability of the clients to participate in volume transactions may produce better executions for each client.


                                  CAPITAL STOCK

          As of July 11, 1997, no shares of the Funds were outstanding.


                    NET ASSET VALUE AND PUBLIC OFFERING PRICE

         The method for determining the public offering price of the shares of a Fund is summarized in the Retail Class Prospectus under the captions "Investing in the Funds" and "Determining the Price of Shares" and in the Institutional Class Prospectus under the caption "Purchases and Redemptions of Shares." The net asset value of each Fund's shares is determined on each day during which the New York Stock Exchange (the "NYSE") is open for business. The NYSE is not open for business on the following holidays (or on the nearest Monday or Friday if the holiday falls on a weekend): New Year's Day, Washington's Birthday (observed), Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each year the NYSE may designate different dates for the observance of these holidays as well as designate other holidays for closing in the future. To the extent that the securities of a Fund are traded on days that the Fund is not open for business, such Fund's net asset value per share may be affected on days when investors may not purchase or redeem shares. This may occur, for example, where a Fund holds securities which are traded in foreign markets.


                                FUND PERFORMANCE

SEC STANDARDIZED PERFORMANCE FIGURES

         YIELD FOR THE FUNDS. Yield for the Funds is a measure of the net investment income per share (as defined) earned over a 30-day period expressed as a percentage of the maximum offering price of a Fund's shares at the end of the period. Such yield figures are determined by dividing the net investment income per share earned during the specified 30-day period by the maximum offering price per share on the last day of the period, according to the following formula:

         Yield   =   2 [((a - b) / cd) + 1)(6th power) - 1]

         Where: a = dividends and interest earned during the period b = expenses accrued for the period (net of reimbursements) c = average daily number of shares outstanding during the period that were entitled to receive dividends
                  d  =  maximum offering price per share on the last day of the period

         TOTAL RETURN. Total return measures both the net investment income generated by, and the effect of any realized or unrealized appreciation or depreciation of, the underlying investments in a Fund's portfolio. The Funds' average annual and cumulative total return figures are computed in accordance with the standardized methods prescribed by the Securities and Exchange Commission.

         AVERAGE ANNUAL TOTAL RETURN. Average annual total return figures are computed by determining the average annual compounded rates of return over the periods indicated in the advertisement, sales literature or shareholders' report, that would equate the initial amount invested to the ending redeemable value, according to the following formula:

         P(1 + T)(nth power)  =   ERV

         Where:   P    =  a hypothetical initial payment of $1,000
                  T    =  average annual total return
                  n    =  number of years
                  ERV  =  ending redeemable value at the end of the period of a hypothetical $1,000 payment made at the beginning of such period

This calculation (i) assumes all dividends and distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectuses, and (ii) deducts (a) the maximum sales charge from the hypothetical initial $1,000 investment (if applicable), and (b) all recurring fees, such as advisory fees, charged as expenses to all shareholder accounts.

         CUMULATIVE TOTAL RETURN. Cumulative total return is computed by finding the cumulative compounded rate of return over the period indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

         CTR   =    ((ERV - P) / P ) 10

         Where:   CTR  =  cumulative total return
                  ERV  =  ending redeemable value at the end of, the period of a hypothetical $1,000 payment made at the beginning of
                          such period; and
                  P    =  initial payment of $1,000

This calculation (i) assumes all dividends and distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectuses, and (ii) deducts (a) the maximum sales charge from the hypothetical initial $1,000 investment (if applicable), and (b) all recurring fees, such as advisory fees, charged as expenses to all shareholder accounts.

NON-STANDARD DISTRIBUTION RATES

         HISTORICAL DISTRIBUTION RATES. The Funds' historical annualized distribution rates are computed by dividing the income dividends of a Fund for a stated period by the maximum offering price on the last day of such period.

         ANNUALIZED CURRENT DISTRIBUTION RATES. The Funds' annualized current distribution rates are computed by dividing a Fund's income dividends for a specified month (or three-month period, in the case of an equity Fund) by the number of days in that month (or three-month period, in the case of an equity
Fund) and multiplying by 365, and dividing the resulting figure by the maximum offering price on the last day of the specified period.

CERTAIN PERFORMANCE COMPARISONS

         The Funds may compare their performance to that of certain published or otherwise widely disseminated indices or averages compiled by third parties. The Funds, and the indices and averages to which they may compare their performance, are as follows, among others:

         SMALL CAP VALUE FUND may compare its performance to the RUSSELL 2000 INDEX, which is a broadly diversified index consisting of approximately 2,000 small capitalization common stocks that can be used to compare to the total returns of funds whose portfolios are invested primarily in small capitalization common stocks. Small Cap Value Fund also may compare its performance to the LIPPER SMALL CAP AVERAGE, which is an average of funds which invest primarily in companies with market capitalizations of less than $1 billion at the time of purchase.

         INTERNATIONAL INDEX FUND may compare its performance to the Morgan Stanley Europe, Australia, Far East Composite Index which is an aggregate of 15 individual country indices that collectively represent many of the major markets in the world, excluding the United States and Canada. International Index Fund also may compare its performance to the LIPPER INTERNATIONAL AVERAGE, which is an average of funds which primarily invest in equity securities whose primary trading markets are outside the United States.

         Each of the Funds also may compare its performance to the CONSUMER PRICE INDEX, which is a measure of the average change in prices over time in a fixed market basket of goods and services.


                                    TAXATION

         The tax status of the Funds and the distributions that the Funds will make to shareholders are summarized in the Prospectuses in the sections entitled "Income Taxes." Each Fund intends to fulfill the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), as a regulated investment company. If so qualified, each Fund will not be liable for federal income taxes to the extent it distributes its taxable income to its shareholders.

         To qualify under Subchapter M for tax treatment as a regulated investment company, each Fund must, among other things: (1) derive at least 90% of its gross income from dividends, interest, and certain other types of payments related to its investment in stock or securities; (2) distribute to its shareholders at least 90% of its investment company taxable income (as that term is defined in the Code determined without regard to the deduction for dividends paid) and 90% of its net tax-exempt income; (3) derive less than 30% of its annual gross income from the sale or other disposition of stock, securities, options, futures, or forward contracts held for less than three months; and (4) diversify its holdings so that, at the end of each fiscal quarter of the Fund,
(a) at least 50% of the market value of the Fund's assets is represented by cash, cash items, U.S. Government securities and securities of other regulated investment companies, and other securities, with these other securities limited, with respect to any one issuer, to an amount no greater than 5% of the Fund's total assets and no greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the market value of the Fund's total assets is invested in the securities of any one issuer (other than U.S. Government securities or securities of other regulated investment companies).

         Each Fund is subject to a nondeductible excise tax equal to 4% of the excess, if any, of the amount required to be distributed for each calendar year over the amount actually distributed. For this purpose, any amount on which the Fund is subject to corporate-level income tax is considered to have been distributed. In order to avoid the imposition of this excise tax, each Fund must declare and pay dividends representing 98% of its net investment income for that calendar year and 98% of its capital gains (both long-term and short-term) for the twelve-month period ending October 31 of the calendar year.

         Any loss on the sale or exchange of shares of a Fund generally will be disallowed to the extent that a shareholder acquires or contracts to acquire shares of the same Fund within 30 days before or after such sale or exchange. Furthermore, if Fund shares with respect to which a long-term capital gain distribution has been made are held for less than six months, any loss on the sale or exchange of such shares will be treated as a long-term capital loss to the extent of such long-term capital gain distribution.

         For federal tax purposes, if a shareholder exchanges shares of a Fund for shares of any other FAIF Fund pursuant to the exchange privilege (see "Investing in the Funds -- Exchange Privilege" in the Prospectus for Class A and Class B Shares, and "Purchases and Redemptions of Shares -- Exchange Privilege" in the Prospectus for Class C Shares), such exchange will be considered a taxable sale of the shares being exchanged. Furthermore, if a shareholder of Retail Class Shares carries out the exchange within 90 days of purchasing shares in a fund on which he or she has incurred a sales charge, the sales charge cannot be taken into account in determining the shareholder's gain or loss on the sale of those shares to the extent that the sales charge that would have been applicable to the purchase of the later-acquired shares in the other fund is reduced because of the exchange privilege. However, the amount of any sales charge that may not be taken into account in determining the shareholder's gain or loss on the sale of the first-acquired shares may be taken into account in determining gain or loss on the eventual sale or exchange of the later-acquired shares.

         Dividends generally are taxable to shareholders at the time they are paid. However, dividends declared in October, November and December, made payable to shareholders of record in such a month and actually paid in January of the following year are treated as paid and are thereby taxable to shareholders as of December 31.

         If a Fund invests in U.S. Treasury inflation-protection securities, it will be required to treat as original issue discount any increase in the principal amount of the securities that occurs during the course of its taxable year. If a Fund purchases such inflation-protection securities that are issued in stripped form either as stripped bonds or coupons, it will be treated as if it had purchased a newly issued debt instrument having original issue discount. Generally, the original issue discount equals the difference between the "stated redemption price at maturity" of the obligation and its "issue price" as those terms are defined in the Code. A Fund holding an obligation with original issue discount is required to accrue as ordinary income a portion of such original issue discount even though it receives no cash currently as interest payment corresponding to the amount of the original issue discount. Because each Fund is required to distribute substantially all of its net investment income (including accrued original issue discount) in order to be taxed as a regulated investment company, it may be required to distribute an amount greater than the total cash income it actually receives. Accordingly, in order to make the required distributions, a Fund may be required to borrow or liquidate securities. The extent to which a Fund may liquidate securities at a gain may be limited by the requirement that less than 30% of the Fund's gross income (on an annual basis) consists of gains from the sale of securities held for less than three months.

         Under Code Section 1256, except for the transactions the Fund has identified as hedging transactions, each Fund is required for federal income tax purposes to recognize as income for each taxable year its net unrealized gains and losses on futures contracts and options as of the end of the year as well as those actually realized during the year. Except for transactions in futures contracts or options that are classified as part of a "mixed straddle," gain or loss recognized with respect to such contracts or options is considered to be 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the holding period of the contract. In the case of a transaction classified as a "mixed straddle," the recognition of losses may be deferred to a later taxable year.

         Sales of forward currency contracts that are intended to hedge against a change in the value of securities or currencies held by a Fund may affect the holding period of such securities or currencies and, consequently, the nature of the gain or loss on such securities or currencies upon disposition.

         As stated above, the Code requires a regulated investment company to diversity its holdings. The Internal Revenue Service has not made its position clear regarding the treatment of futures contracts and options for purposes of the diversification test, and the extent to which a Fund can buy or sell futures contracts and options may be limited by this requirement.

         It is expected that any net gain realized from the closing out of futures contracts or options will be considered gain from the sale of securities or currencies and therefore qualifying income for purposes of the 90% of gross income from qualified sources requirement, as discussed above. In order to avoid realizing excessive gains on securities held less than three months, each Fund may be required to defer the closing out of futures contracts or options beyond the time when it would otherwise be advantageous to do so. It is expected that unrealized gains on futures contracts or options, which have been open for less than three months as of the end of a Fund's fiscal year and which are recognized for tax purposes, will not be considered gains on securities held less than three months for purposes of the 30% test, as discussed above.

         Any realized gain or loss on closing out a futures contract or option will generally result in a recognized capital gain or loss for tax purposes. Code Section 988 may also apply to forward currency contracts. Under Section 988, each foreign currency gain or loss is generally computed separately and treated as ordinary income or loss. In the case of overlap between Sections 1256 and 988, special provisions determine the character and timing of any income, gain or loss. International Index Fund will attempt to monitor Section 988 transactions to avoid an adverse tax impact.

         Each Fund will distribute to shareholders annually any net long-term capital gains that have been recognized for federal income tax purposes (including unrealized gains at the end of the Fund's fiscal year) on futures contract or option contract transactions. Such distributions will be combined with distributions of capital gains realized on the Fund's other investments.

         Pursuant to the Code, distributions of net investment income by a Fund to a shareholder who, as to the United States, is a nonresident alien individual, nonresident alien fiduciary of a trust or estate, foreign corporation, or foreign partnership (a "foreign shareholder") will be subject to U.S. withholding tax (at a rate of 30% or lower treaty rate). Withholding will not apply if a dividend paid by a Fund to a foreign shareholder is "effectively connected" with a U.S. trade or business of such shareholder, in which case the reporting and withholding requirements applicable to U.S. citizens or domestic corporations will apply. Distributions of net long-term capital gains are not subject to tax withholding but, in the case of a foreign shareholder who is a nonresident alien individual, such distributions ordinarily will be subject to U.S. income tax at a rate of 30% if the individual is physically present in the U.S. for more than 182 days during the taxable year. Each Fund will report annually to its shareholders the amount of any withholding.

         The foregoing relates only to federal income taxation and is a general summary of the federal tax law in effect as of the date of this Statement of Additional Information.


                                     RATINGS

         A rating of a rating service represents that service's opinion as to the credit quality of the rated security. However, such ratings are general and cannot be considered absolute standards of quality or guarantees as to the creditworthiness of an issuer. A rating is not a recommendation to purchase, sell or hold a security, because it does not take into account market value or suitability for a particular investor. Market values of debt securities may change as a result of a variety of factors unrelated to credit quality, including changes in market interest rates.

         When a security has been rated by more than one service, the ratings may not coincide, and each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources which they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons. In general, the Funds are not required to dispose of a security if its rating declines after it is purchased, although they may consider doing so.

RATINGS OF CORPORATE DEBT OBLIGATIONS AND MUNICIPAL BONDS

         STANDARD & POOR'S CORPORATION

         AAA: Securities rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

         AA: Securities rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only to a small degree.

         A: Securities rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

         BBB: Securities rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Although such securities normally exhibit adequate protection standards, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for securities in this category than for those in higher rated categories.

Debt rated BB, B, CCC, CC, and C by Standard & Poor's is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

         BB: Securities rated BB have less near-term vulnerability to default than other speculative issues. However, they face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.

         B: Securities rated B have a greater vulnerability to default but currently have the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.

         CCC: Securities rated CCC have a currently identifiable vulnerability to default, and are dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, they are not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

         MOODY'S INVESTORS SERVICE, INC.

         Aaa: Securities which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa: Securities which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally known as high grade securities. They are rated lower than the best securities because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater magnitude, or there may be other elements present which make the long-term risks appear somewhat greater than in Aaa securities.

         A: Securities which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impair-ment sometime in the future.

         Baa: Securities which are rated Baa are considered as medium grade obligations, being neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics, and in fact have some speculative characteristics.

         Ba: An issue which is rated Ba is judged to have speculative elements; its future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes issues in this class.

         B: An issue which is rated B generally lacks characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Caa: An issue which is rated Caa is of poor standing. Such an issue may be in default or there may be present elements of danger with respect to principal or interest.

Those securities in the Aa, A and Baa groups which Moody's believes possess the strongest investment attributes are designated by the symbols Aa-1, A-1 and Baa-1. Other Aa, A and Baa securities comprise the balance of their respective groups. These rankings (1) designate the securities which offer the maximum in security within their quality groups, (2) designate securities which can be bought for possible upgrading in quality, and (3) additionally afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the marketplace.

RATINGS OF PREFERRED STOCK

         STANDARD & POOR'S CORPORATION. Standard & Poor's ratings for preferred stock have the following definitions:

         AAA: An issue rated "AAA" has the highest rating that may be assigned by Standard & Poor's to a preferred stock issue and indicates an extremely strong capacity to pay the preferred stock obligations.

         AA: A preferred stock issue rated "AA" also qualifies as a high-quality fixed income security. The capacity to pay preferred stock obligations is very strong, although not as overwhelming as for issues rated "AAA."

         A: An issue rated "A" is backed by a sound capacity to pay the preferred stock obligations, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

         BBB: An issue rated "BBB" is regarded as backed by an adequate capacity to pay the preferred stock obligations. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to make payments for a preferred stock in this category than for issues in the category.

         MOODY'S INVESTORS SERVICE, INC. Moody's ratings for preferred stock include the following:

         aaa: An issue which is rated "aaa" is considered to be a top-quality preferred stock. This rating indicates good asset protection and the least risk of dividend impairment within the universe of preferred stocks.

         aa: An issue which is rated "aa" is considered a high grade preferred stock. This rating indicates that there is reasonable assurance that earnings and asset protection will remain relatively well maintained in the foreseeable future.

         a: An issue which is rate "a" is considered to be an upper medium grade preferred stock. While risks are judged to be somewhat greater than in the "aaa" and "aa" classifications, earnings and asset protection are, nevertheless, expected to be maintained at adequate levels.

         baa: An issue which is rated "baa" is considered to be medium grade, neither highly protected nor poorly secured. Earnings and asset protection appear adequate at present but may be questionable over any great length of time.

RATINGS OF MUNICIPAL NOTES

         STANDARD & POOR'S CORPORATION

         SP-1: Very strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

         SP-2: Satisfactory capacity to pay principal and interest.

         SP-3: Speculative capacity to pay principal and interest.

None of the Funds will purchase SP-3 municipal notes.

         MOODY'S INVESTORS SERVICE, INC. Generally, Moody's ratings for state and municipal short-term obligations are designated Moody's Investment Grade ("MIG"); however, where an issue has a demand feature which makes the issue a variable rate demand obligation, the applicable Moody's rating is "VMIG."

         MIG 1/VMIG 1: This designation denotes the best quality. There is strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

         MIG 2/VMIG 2: This designation denotes high quality, with margins of protection ample although not so large as available in the preceding group.

         MIG 3/VMIG 3: This designation denotes favorable quality, with all security elements accounted for, but lacking the strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

None of the Funds will purchase MIG 3/VMIG 3 municipal notes.

RATINGS OF COMMERCIAL PAPER

         STANDARD & POOR'S CORPORATION. Commercial paper ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues assigned the A rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2 and 3 to indicate the relative degree of safety. The "A-1" designation indicates that the degree of safety regarding timely payment is very strong. Those issues determined to possess overwhelming safety characteristics will be denoted with a plus (+) symbol designation. None of the Funds will purchase commercial paper rated A-3 or lower.

         MOODY'S INVESTORS SERVICE, INC. Moody's commercial paper ratings are opinions as to the ability of the issuers to timely repay promissory obligations not having an original maturity in excess of nine months. Moody's makes no representation that such obligations are exempt from registration under the Securities Act of 1933, and it does not represent that any specific instrument is a valid obligation of a rated issuer or issued in conformity with any applicable law. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

         PRIME-1: Superior capacity for repayment.

         PRIME-2: Strong capacity for repayment.

         PRIME-3: Acceptable capacity for repayment.

None of the Funds will purchase Prime-3 commercial paper.

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                 INTRODUCTION TO PRO FORMA COMBINING STATEMENTS

                                 MARCH 31, 1997


The accompanying unaudited pro forma combining Statements of Assets and Liabilities, Statements of Operations and Schedules of Investments, reflect the accounts of Qualivest Large Companies Value Fund, Qualivest Optimized Stock Fund, Qualivest Intermediate Bond Fund and Qualivest Diversified Bond Fund (the Qualivest Funds) and the corresponding First American Investment Funds, Inc. (the FAIF Funds) which include the First American Stock Fund, First American Equity Index Fund, First American Intermediate Term Income Fund and First American Fixed Income Fund (collectively, the Funds).

These statements have been derived from the underlying accounting records for the FAIF Funds and Qualivest Funds used in calculating net asset values for the twelve-month period ended March 31, 1997. The pro forma combining Statements of Operations have been prepared based upon the fee and expense structure of the FAIF Funds.

Under the proposed merger agreement and plan of reorganization, all outstanding shares of each class of each Qualivest Fund will be issued in exchange for shares of specified classes of the corresponding FAIF Fund.

                      First American Investment Funds, Inc.
                                   Stock Fund
             Pro Forma Combining Statement of Assets and Liabilities
                                    3/31/97
                                   (Unaudited)

                                                            Large                          Pro Forma
                                                          Companies                       Adjustments          Pro Forma
                                                            Value           Stock          (Note 2)            Combined
                                                            (000)           (000)            (000)               (000)
                                                         -----------     -----------      -----------         -----------
Assets:

                Total Investments (Cost $126,460,
                     $802,403 and $928,863,
                     respectively)                       $   148,771     $   913,169      $      --           $ 1,061,940
                Receivables:                                    --
                     Accrued Income                              206           1,435             --                 1,641
                     Investment Securities Sold                  281           5,360             --                 5,641
                     Capital Shares Sold                          38           2,121             --                 2,159
                Other Assets                                       4              22             --                    26
                                                         -----------     -----------      -----------         -----------
                             Total Assets                    149,300         922,107             --             1,071,407
                                                         -----------     -----------      -----------         -----------
Liabilities:
                Payables
                     Investment Securities Purchased             270           4,614             --                 4,884
                     Capital Shares Redeemed                    --             3,718             --                 3,718
                     Accrued Expenses                            149             713             --                   862
                                                         -----------     -----------      -----------         -----------
                             Total Liabilities                   419           9,045             --                 9,464
                                                         -----------     -----------      -----------         -----------

Net Assets applicable to:
      Stock Fund Institutional Class
        ($.0001 par value - 2 billion authorized)
        based on 36,939,998 and 43,083,166
        outstanding shares, respectively                        --           651,786          112,273(a)          764,059
      Stock Fund Class A
        ($.0001 par value - 2 billion authorized)
        based on 1,262,261 and 1,589,340
        outstanding shares, respectively                        --            23,332            7,003(a)           30,335
      Stock Fund Class B
        ($.0001 par value - 2 billion authorized)
        based on 1,482,676 outstanding shares                   --            30,767             --                30,767
      Large Companies Value Class A based on
        506,483 outstanding shares                             6,167            --             (6,167)(a)            --
      Large Companies Value Class Y based on
        10,782,573 outstanding shares                        112,273            --           (112,273)(a)            --
      Large Companies Value Class C based on
        71,917 outstanding shares                                836            --               (836)(a)            --
      Undistributed net investment income                        239            (646)            --                  (407)
      Accumulated net realized gain/(loss)
        on investments                                         7,055          97,057             --               104,112
      Net unrealized appreciation/(depreciation)
        of investments                                        22,311         110,766             --               133,077
                                                         -----------     -----------      -----------         -----------

Total Net Assets                                         $   148,881     $   913,062      $      --           $ 1,061,943
                                                         ===========     ===========      ===========         ===========

Net Asset Value,
      offering price and redemption price per share -
      Class Y and Institutional Class, respectively           $13.11          $23.01                               $23.01
                                                         ===========     ===========                          ===========
Net Asset Value
      and redemption price per share - Class A                $13.04          $23.01                               $23.01
                                                         ===========     ===========                          ===========
Net Asset Value
      and offering price per share - Class C                  $12.82
                                                         ===========
Net Asset Value
      and offering price per share - Class B                                  $22.89                               $22.89
                                                                         ===========                          ===========

                See accompanying notes to financial statements.

                      First American Investment Funds, Inc.
                                Equity Index Fund
             Pro Forma Combining Statement of Assets and Liabilities
                                    3/31/97
                                   (Unaudited)

                                                                                   Pro Forma
                                                      Optimized      Equity       Adjustments         Pro Forma
                                                        Stock         Index        (Note 2)           Combined
                                                        (000)         (000)          (000)             (000)
                                                      ---------     ---------      ---------         ---------
Assets:

                Total Investments (Cost $217,224,
                     $304,272 and $521,496,
                     respectively)                    $ 269,460     $ 422,113      $    --           $ 691,573
                Cash                                       --               3           --                   3
                Receivables:                               --
                     Accrued Income                         457           704           --               1,161
                     Capital Shares Sold                     27         2,151           --               2,178
                Other Assets                                  9            13           --                  22
                                                      ---------     ---------      ---------         ---------
                             Total Assets               269,953       424,984                          694,937
                                                      ---------     ---------      ---------         ---------
Liabilities:
                Payables
                     Capital Shares Redeemed               --             220           --                 220
                     Accrued Expenses                       148           168           --                 316
                     Other Payables                        --             341           --                 341
                                                      ---------     ---------      ---------         ---------
                             Total Liabilities              148           729           --                 877
                                                      ---------     ---------      ---------         ---------

Net Assets applicable to:
      Equity Index Institutional Class
        ($.0001 par value - 2 billion authorized)
        based on 24,330,592 and 40,431,313
        outstanding shares, respectively                   --         288,325        208,917(a)        497,242
      Equity Index Class A
        ($.0001 par value - 2 billion authorized)
        based on 527,482 and 689,672
        outstanding shares, respectively                   --           7,377          2,528(a)          9,905
      Equity Index Class B
        ($.0001 par value - 2 billion authorized)
        based on 715,723 outstanding shares                --          10,572           --              10,572
      Optimized Stock Class A based on 180,690
        outstanding shares                                2,311          --           (2,311)(a)          --
      Optimized Stock Class Y based on 19,588,216
        outstanding shares                              208,917          --         (208,917)(a)          --
      Optimized Stock Class C based on 17,095
        outstanding shares                                  217          --             (217)(a)          --
      Undistributed net investment income                   512           132           --                 644
      Accumulated net realized gain/(loss)
        on investments                                    5,612           652           --               6,264
      Net unrealized appreciation/(depreciation)
        of investments                                   52,236       117,841           --             170,077
      Net unrealized appreciation/(depreciation)
        of futures contracts                               --            (644)          --                (644)
                                                      ---------     ---------      ---------         ---------

Total Net Assets                                      $ 269,805     $ 424,255      $    --           $ 694,060
                                                      =========     =========      =========         =========

Net Asset Value,
      offering price and redemption price per share -
      Class Y and Institutional Class, respectively      $13.64        $16.59                           $16.59
                                                      =========     =========                        =========
Net Asset Value
      and redemption price per share - Class A           $13.62        $16.60                           $16.60
                                                      =========     =========                        =========
Net Asset Value
      and offering price per share - Class C             $13.56
                                                      =========
Net Asset Value
      and offering price per share - Class B                           $16.54                           $16.54
                                                                    =========                        =========

                See accompanying notes to financial statements.

                      First American Investment Funds, Inc.
                          Intermediate Term Income Fund
             Pro Forma Combining Statement of Assets and Liabilities
                                    3/31/97
                                   (Unaudited)

                                                                        Intermediate    Pro Forma
                                                         Intermediate      Term        Adjustments         Pro Forma
                                                             Bond          Income        (Note 2)          Combined
                                                            (000)          (000)          (000)              (000)
                                                          ---------      ---------      ---------         ---------
Assets:

                 Total Investments (Cost $181,410,
                      $158,814 and $340,224,
                      respectively)                       $ 178,813      $ 156,351      $    --           $ 335,164
                 Cash                                          --               13           --                  13
                 Receivables:
                      Accrued Income                          2,364          2,236           --               4,600
                      Capital Shares Sold                         5             62           --                  67
                      Income and Other Receivables               38           --             --                  38
                 Other Assets                                     5              4           --                   9
                                                          ---------      ---------      ---------         ---------
                             Total Assets                   181,225        158,666           --             339,891
                                                          ---------      ---------      ---------         ---------
Liabilities:
                 Payables
                      Investment Securities Purchased         2,490           --             --               2,490
                      Capital Shares Redeemed                  --              884           --                 884
                      Accrued Expenses                          123            108           --                 231
                                                          ---------      ---------      ---------         ---------
                             Total Liabilities                2,613            992           --               3,605
                                                          ---------      ---------      ---------         ---------

Net Assets applicable to:
      Intermediate Term Income Institutional Class
        ($.0001 par value - 2 billion authorized)
        based on 15,925,054 and 34,128,739
        outstanding shares, respectively                       --          157,801        179,803(a)        337,604
      Intermediate Term Income Class A
       ($.0001 par value - 2 billion authorized)
        based on 207,169 and 285,190
        outstanding shares, respectively                       --            2,116            773(a)          2,889
      Intermediate Bond Class A based on
        70,489 outstanding shares                               706           --             (706(a)           --
      Intermediate Bond Class Y based on
        17,917,093 outstanding shares                       179,803           --         (179,803)(a)          --
      Intermediate Bond Class C based on
        7,102 outstanding shares                                 67           --              (67)(a)          --
      Undistributed net investment income                       442             17           --                 459
      Accumulated net realized gain/(loss)
        on investments                                          191            203           --                 394
      Net unrealized appreciation/(depreciation)
        of investments                                       (2,597)        (2,463)          --              (5,060)
                                                          ---------      ---------      ---------         ---------

Total Net Assets                                          $ 178,612      $ 157,674      $    --           $ 336,286
                                                          =========      =========      =========         =========

Net Asset Value,
      offering price and redemption price per share -
      Class Y and Institutional Class, respectively           $9.93          $9.77                            $9.77
                                                          =========      =========                        =========
Net Asset Value
      and redemption price per share - Class A                $9.83          $9.77                            $9.77
                                                          =========      =========                        =========
Net Asset Value
      and offering price per share - Class C                  $9.76
                                                          =========

                See accompanying notes to financial statements.

                      First American Investment Funds, Inc.
                                Fixed Income Fund
             Pro Forma Combining Statement of Assets and Liabilities
                                    3/31/97
                                   (Unaudited)

                                                                                     Pro Forma
                                                      Diversified       Fixed       Adjustments        Pro Forma
                                                         Bond          Income        (Note 2)          Combined
                                                         (000)          (000)          (000)             (000)
                                                       ---------      ---------      ---------         ---------
Assets:

                 Total Investments (Cost $229,506,
                      $637,111 and 866,617,
                      respectively)                    $ 224,192      $ 625,544      $    --           $ 849,736
                 Cash                                       --              108           --                 108
                 Receivables:
                      Accrued Income                       3,161          8,061           --              11,222
                      Capital Shares Sold                   --              697           --                 697
                      Income and Other Receivables            28              1           --                  29
                 Other Assets                                 13              9           --                  22
                                                       ---------      ---------      ---------         ---------
                             Total Assets                227,394        634,420           --             861,814
                                                       ---------      ---------      ---------         ---------
Liabilities:
                 Payables
                      Capital Shares Redeemed               --              894           --                 894
                      Accrued Expenses                       120            437           --                 557
                                                       ---------      ---------      ---------         ---------
                             Total Liabilities               120          1,331           --               1,451
                                                       ---------      ---------      ---------         ---------

Net Assets applicable to:
      Fixed Income Institutional Class
        ($.0001 par value - 2 billion authorized)
        based on 57,630,154 and 79,033,749
        outstanding shares, respectively                    --          621,471        231,856(a)        853,327
      Fixed Income Class A
        ($.0001 par value - 2 billion authorized)
        based on 678,299 and 715,547
        outstanding shares, respectively                    --            7,531            408(a)          7,939
      Fixed Income Class B
        ($.0001 par value - 2 billion authorized)
        based on 1,444,925 outstanding shares               --           15,742           --              15,742
      Diversified Bond Class A based on 38,361
        outstanding shares                                   386           --             (386)(a)          --
      Diversified Bond Class Y based on 22,853,059
        outstanding shares                               231,856           --         (231,856)(a)          --
      Diversified Bond Class C based on 2,326
        outstanding shares                                    22           --              (22)(a)          --
      Undistributed net investment income                    627             (5)          --                 622
      Accumulated net realized gain/(loss)
        on investments                                      (303)           (83)          --                (386)
      Net unrealized appreciation/(depreciation)
        of investments                                    (5,314)       (11,567)          --             (16,881)
                                                       ---------      ---------      ---------         ---------

Total Net Assets                                       $ 227,274      $ 633,089      $    --           $ 860,363
                                                       =========      =========      =========         =========

Net Asset Value,
      offering price and redemption price per share -
      Class Y and Institutional Class, respectively        $9.93         $10.60                           $10.60
                                                       =========      =========                        =========
Net Asset Value
      and redemption price per share - Class A             $9.74         $10.61                           $10.61
                                                       =========      =========                        =========
Net Asset Value
      and offering price per share - Class C               $9.30
                                                       =========
Net Asset Value
      and offering price per share - Class B                             $10.55                           $10.55
                                                                      =========                        =========

                See accompanying notes to financial statements.

                      First American Investment Funds, Inc.
                                   Stock Fund
                   Pro Forma Combining Statement of Operations
                        For the Year Ended March 31, 1997
                                   (Unaudited)

                                                                           Large           Pro Forma Adjustments
                                                             Stock       Companies               (Note 2)                Pro Forma
                                                             Fund          Value          Debit            Credit         Combined
                                                             (000)         (000)          (000)            (000)           (000)
                                                          ---------      ---------      ---------        ---------       ---------
Investment Income:

     Interest                                             $   3,251      $     634      $    --          $    --         $   3,885
     Dividends                                                9,877          2,705           --               --            12,582
     Less: Foreign taxes withheld                              --               (1)          --               --                (1)
                                                          ---------      ---------      ---------        ---------       ---------

     Total investment income                                 13,128          3,338           --               --            16,466
                                                          ---------      ---------      ---------        ---------       ---------

Expenses:

     Investment advisory fees                                 3,939            814            760(b)           814(b)        4,699
     Waiver of investment advisory fees                        (444)          --             --                 68(b)         (512)
     Administrative fees                                        654            241            105(b)           241(b)          759
     Transfer agent fees                                        107             75             40(c)            75(c)          147
     Amortization of organizational costs                      --                2           --                  2(c)         --
     Custodian fees                                              34             41             10(b)            41(b)           44
     Directors' fees                                             17              7              1(c)             7(c)           18
     Registration fees                                           80             24              8(c)            24(c)           88
     Professional fees                                           44             20              5(c)            20(c)           49
     Printing                                                    50             10              2(c)            10(c)           52
     Distribution fees - FAIF Retail Class A                     58           --               15(b)          --                73
     Distribution fees - Qualivest Class A                     --               13           --                 13(b)         --
     Distribution fees - FAIF Retail Class B                    243           --             --               --               243
     Distribution fees - Qualivest Class C                     --                7           --                  7(b)         --
     Other                                                       23              4              4(c)             4(c)           27
                                                          ---------      ---------      ---------        ---------       ---------

     Net expenses before expenses paid indirectly             4,805          1,258            950            1,326           5,687
     Less: Expenses paid indirectly                              (1)          --             --               --                (1)
                                                          ---------      ---------      ---------        ---------       ---------

     Total net expenses                                       4,804          1,258            950            1,326           5,686
                                                          ---------      ---------      ---------        ---------       ---------

     Investment income (loss) - net                           8,324          2,080           (950)          (1,326)         10,780
                                                          ---------      ---------      ---------        ---------       ---------

Realized and Unrealized Gains (Losses) on Investments

     Net realized gain on investments                       118,883         12,074           --               --           130,957
     Net change in unrealized appreciation
     (depreciation) of investments                          (37,915)         2,618           --               --           (35,297)
                                                          ---------      ---------      ---------        ---------       ---------
     Net Gain on Investments                                 80,968         14,692           --               --            95,660
                                                          ---------      ---------      ---------        ---------       ---------
     Net Increase (Decrease) in Net Assets Resulting
       from Operations                                    $  89,292      $  16,772      $    (950)       $  (1,326)      $ 106,440
                                                          =========      =========      =========        =========       =========

                See accompanying notes to financial statements.

                      First American Investment Funds, Inc.
                                Equity Index Fund
                   Pro Forma Combining Statement of Operations
                        For the Year Ended March 31, 1997
                                   (Unaudited)

                                                                                        Pro Forma Adjustments
                                                           Equity       Optimized              (Note 2)                   Pro Forma
                                                           Index          Stock         Debit             Credit          Combined
                                                           (000)          (000)         (000)             (000)             (000)
                                                         ---------      ---------     ---------         ---------         ---------
Investment Income:

     Interest                                            $     561      $     251     $    --           $    --           $     812
     Dividends                                               7,600          5,030          --                --              12,630
     Less: Foreign taxes withheld                             --             --            --                --                --
                                                         ---------      ---------     ---------         ---------         ---------

     Total investment income                                 8,161          5,281          --                --              13,442
                                                         ---------      ---------     ---------         ---------         ---------

Expenses:

     Investment advisory fees                                2,591            732         1,025(b)            732(b)          3,616
     Waiver of investment advisory fees                     (1,983)          --            --                 776(b)         (2,759)
     Administrative fees                                       430            427           154(b)            427(b)            584
     Transfer agent fees                                        38             60            14(c)             60(c)             52
     Amortization of organizational costs                        5              2          --                   2(c)              5
     Custodian fees                                             87             73            68(b)             73(b)            155
     Directors' fees                                            12             12             2(c)             12(c)             14
     Registration fees                                          53             42            10(c)             42(c)             63
     Professional fees                                          29             32            10(c)             32(c)             39
     Printing                                                   20             18             1(c)             18(c)             21
     Distribution fees - FAIF Retail Class A                    17           --               4(b)           --                  21
     Distribution fees - Qualivest Class A                    --                4          --                   4(b)           --
     Distribution fees - FAIF Retail Class B                    82           --            --                --                  82
     Distribution fees - Qualivest Class C                    --                1          --                   1(b)           --
     Other                                                      13              6             6(c)              6(c)             19
                                                         ---------      ---------     ---------         ---------         ---------

     Net expenses before expenses paid indirectly            1,394          1,409         1,294             2,185             1,912
     Less: Expenses paid indirectly                             (1)          --            --                --                  (1)
                                                         ---------      ---------     ---------         ---------         ---------

     Total net expenses                                      1,393          1,409         1,294             2,185             1,911
                                                         ---------      ---------     ---------         ---------         ---------

     Investment income (loss) - net                          6,768          3,872        (1,294)           (2,185)           11,531
                                                         ---------      ---------     ---------         ---------         ---------

Realized and Unrealized Gains(Losses) on Investments

     Net realized gain (loss) on investments                 1,969         17,543          --                --              19,512
     Net realized gain (loss) on futures contracts             817           --            --                --                 817
     Net change in unrealized appreciation
     (depreciation) of investments                          55,292         21,435          --                --              76,727
     Net change in unrealized appreciation
     (depreciation) on futures contra                         (718)          --            --                --                (718)
                                                         ---------      ---------     ---------         ---------         ---------

     Net Gain on Investments                                57,360         38,978          --                --              96,338
                                                         ---------      ---------     ---------         ---------         ---------
     Net Increase(Decrease) in Net Assets Resulting
       from Operations                                   $  64,128      $  42,850     $  (1,294)        $  (2,185)        $ 107,869
                                                         =========      =========     =========         =========         =========

                See accompanying notes to financial statements.

                      First American Investment Funds, Inc.
                          Intermediate Term Income Fund
                   Pro Forma Combining Statement of Operations
                        For the Year Ended March 31, 1997
                                   (Unaudited)

                                                                                        Pro Forma Adjustments
                                                         Intermediate   Intermediate           (Note 2)                 Pro Forma
                                                         Term Income       Bond         Debit            Credit          Combined
                                                            (000)          (000)        (000)            (000)             (000)
                                                           --------      --------      --------         --------         --------
Investment Income:

     Interest                                              $  6,636      $ 10,666      $   --           $   --           $ 17,302
     Dividends                                                 --            --            --               --               --
     Less: Foreign taxes withheld                              --            --            --               --               --
                                                           --------      --------      --------         --------         --------

     Total investment income                                  6,636        10,666          --               --             17,302
                                                           --------      --------      --------         --------         --------

Expenses:

     Investment advisory fees                                   746           751           876(b)           751(b)         1,622
     Waiver of investment advisory fees                        (192)         --            --                188(b)          (380)
     Administrative fees                                        125           294           137(b)           294(b)           262
     Transfer agent fees                                         22            51            20(c)            51(c)            42
     Amortization of organizational costs                         4            11          --                 11(c)             4
     Custodian fees                                               7            50            10(b)            50(b)            17
     Directors' fees                                              3             9             1(c)             9(c)             4
     Registration fees                                           11            13            10(c)            13(c)            21
     Professional fees                                            8            22             4(c)            22(c)            12
     Printing                                                     6            12             3(c)            12(c)             9
     Distribution fees - FAIF Retail Class A                      6          --               2(b)          --                  8
     Waiver of Distribution fees - FAIF Retail Class A           (6)         --            --                  2(b)            (8)
     Distribution fees - Qualivest Class A                     --               2          --  (b)             2(b)          --
     Distribution fees - Qualivest Class C                     --               1          --                  1(b)          --
     Other                                                        5             6             4(c)             6(c)             9
                                                           --------      --------      --------         --------         --------
     Total net expenses                                         745         1,222         1,067            1,412            1,622
                                                           --------      --------      --------         --------         --------

     Investment income (loss) - net                           5,891         9,444        (1,067)          (1,412)          15,680
                                                           --------      --------      --------         --------         --------

Realized and Unrealized Gains(Losses) on Investments

     Net realized gain (loss) on investments                   (388)         (132)         --               --               (520)
     Net change in unrealized appreciation
     (depreciation) of investments                           (1,988)       (3,181)         --               --             (5,169)
                                                           --------      --------      --------         --------         --------

     Net Loss on Investments                                 (2,376)       (3,313)         --               --             (5,689)
                                                           --------      --------      --------         --------         --------
     Net Increase(Decrease) in Net Assets Resulting
     from Operations                                       $  3,515      $  6,131      $ (1,067)        $ (1,412)        $  9,991
                                                           ========      ========      ========         ========         ========

                See accompanying notes to financial statements.

                      First American Investment Funds, Inc.
                                Fixed Income Fund
                   Pro Forma Combining Statement of Operations
                        For the Year Ended March 31, 1997
                                   (Unaudited)

                                                                                       Pro Forma Adjustments
                                                          Fixed       Diversified             (Note 2)                Pro Forma
                                                          Income         Bond          Debit           Credit          Combined
                                                          (000)         (000)          (000)           (000)            (000)
                                                         --------      --------      --------         --------         --------
Investment Income:

     Interest                                            $ 30,204      $ 12,584      $   --           $   --           $ 42,788
     Dividends                                               --            --            --               --               --
     Less: Foreign taxes withheld                            --            --            --               --               --
                                                         --------      --------      --------         --------         --------

     Total investment income                               30,204        12,584          --               --             42,788
                                                         --------      --------      --------         --------         --------

Expenses:

     Investment advisory fees                               3,241           586           684(b)           586(b)         3,925
     Waiver of investment advisory fees                      (790)         --            --                161(b)          (951)
     Administrative fees                                      538           341            96(b)           341(b)           634
     Transfer agent fees                                       44            51            20(c)            51(c)            64
     Amortization of organizational costs                    --               2          --                  2(c)          --
     Custodian fees                                            23            59            10(b)            59(b)            33
     Directors' fees                                           14             9             1(c)             9(c)            15
     Registration fees                                         90            39            20(c)            39(c)           110
     Professional fees                                         41            27             4(c)            27(c)            45
     Printing                                                  24            14             4(c)            14(c)            28
     Distribution fees - FAIF Retail Class A                   21          --               1(b)             --              22
     Distribution fees - Qualivest Class A                   --               1          --                  1(b)          --
     Distribution fees - FAIF Retail Class B                  157          --            --               --                157
     Other                                                     19             6             3(c)             6(c)            22
                                                         --------      --------      --------         --------         --------

     Net expenses before expenses paid indirectly           3,422         1,135           843            1,296            4,104
     Less: Expenses paid indirectly                            (3)         --            --               --                 (3)
                                                         --------      --------      --------         --------         --------

     Total net expenses                                     3,419         1,135           843            1,296            4,101
                                                         --------      --------      --------         --------         --------

     Investment income (loss) - net                        26,785        11,449          (843)          (1,296)          38,687
                                                         --------      --------      --------         --------         --------

Realized and Unrealized Gains(Losses) on Investments

     Net realized gain (loss) on investments               (1,230)         (316)         --               --             (1,546)
     Net change in unrealized appreciation
    (depreciation) of investments                         (11,131)       (4,172)         --               --            (15,303)
                                                         --------      --------      --------         --------         --------

     Net Gain(Loss) on Investments                        (12,361)       (4,488)         --               --            (16,849)
                                                         --------      --------      --------         --------         --------
     Net Increase(Decrease) in Net Assets Resulting
     from Operations                                     $ 14,424      $  6,961      $   (843)        $ (1,296)        $ 21,838
                                                         ========      ========      ========         ========         ========

                See accompanying notes to financial statements.

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                          NOTES TO PRO FORMA STATEMENTS

                                   (UNAUDITED)


1.    BASIS OF COMBINATION

The unaudited pro forma combining Statements of Assets and Liabilities, Statements of Operations and Schedules of Investments give effect to the proposed acquisition of the Qualivest Large Companies Value Fund (Large Companies Value), Qualivest Optimized Stock Fund (Optimized Stock), Qualivest Intermediate Bond Fund (Intermediate Bond) and Qualivest Diversified Bond Fund (Diversified Bond) (the Qualivest Funds) by the corresponding First American Investment Funds, Inc. (the FAIF Funds) which include the First American Stock Fund (Stock), First American Equity Index Fund (Equity Index), First American Intermediate Term Income Fund (Intermediate Term Income) and First American Fixed Income Fund (Fixed Income) (collectively, the Funds). The proposed acquisition will be accounted for by the method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition will be accomplished by an exchange of all outstanding shares of each class for each Qualivest Fund in exchange for shares of specified classes of the corresponding FAIF Fund.

The pro forma combining statements should be read in conjunction with the historical financial statements of the constituent funds and the notes thereto incorporated by reference in the Statement of Additional Information.

Stock Fund, Equity Index Fund, Intermediate Term Income Fund and Fixed Income Fund are portfolios offered by First American Investment Funds, Inc. (FAIF) a diversified, open-end, management investment company registered under the Investment Company Act of 1940, as amended. FAIF presently includes a series of twenty funds.

2.    PRO FORMA ADJUSTMENTS

         (a) The pro forma combining statements of assets and liabilities assumes the issuance of additional shares of the Funds as if the reorganization were to have taken place on March 31, 1997 and is based on the net asset value of the acquiring fund. Transactions in shares of capital stock are as follows:
                  506,483, 180,690, 70,489 and 38,361 Class A shares and 71,917,
                  17,095, 7,102 and 2,326 Class C shares of Large Companies Value, Optimized Stock, Intermediate Bond and Diversified Bond, respectively, exchanged for 327,079, 162,190, 78,021 and 37,248 Class A shares of Stock, Equity Index, Intermediate Term Income and Fixed Income, respectively; and 10,782,573, 19,588,216, 17,917,093 and 22,853,059 Class Y shares of

                  Large Companies Value, Optimized Stock, Intermediate Bond and Diversified Bond, respectively, exchanged for 6,143,168, 16,100,721, 18,203,685 and 21,403,595 Institutional Class
                  shares of Stock, Equity Index, Intermediate Term Income and Fixed Income, respectively.

         (b) The pro forma adjustments to investment advisory fees (including waivers), administrative fees, custodian fees and distribution fees (including waivers) reflect the difference in fees charged by the FAIF Funds based upon the effective fee schedule.

                  First Bank National Association (FBNA) has agreed to waive fees and reimburse expenses through September 30, 1998, to the extent necessary to maintain overall total Fund operating expense ratios at the pro forma expense levels as follows:

                                               Class A     Institutional Class
                                               -------     -------------------

                  Stock                          1.05%            0.80%
                  Equity Index                   0.60             0.35
                  Intermediate Term Income       0.70             0.70
                  Fixed Income                   0.95             0.70

         (c) The pro forma adjustments to transfer agent fees, directors' fees, registration fees, professional fees, printing expenses and other expenses reflect the expected savings due to the combination of the funds.

                      First American Investment Funds, Inc.
                                   Stock Fund
                   Pro Forma Combining Schedule of Investments
                                     3/31/97
                                   (Unaudited)

                     Shares                                                                          Value
                     ------                                                                          -----
                                                                                     Large
      Large                                                                        Companies                         Pro Forma
    Companies                       Pro Forma                                        Value           Stock            Combined
     Value           Stock          Combined              Security                   (000)           (000)             (000)
     ------          -----          --------              --------                   -----           -----             -----

 COMMON STOCKS - 92.5%      (Percentages represent pro forma value of investments compared to pro forma net assets)
              AEROSPACE & DEFENSE - 1.2%
          -            281,500         281,500      RAYTHEON COMPANY               $        -  $         12,703  $        12,703
                                                                                  ----------------------------------------------
              AGRICULTURE - 0.1%
     71,700                  -          71,700      HUDSON FOODS INC.                   1,120                 -            1,120
                                                                                  ----------------------------------------------

              AUTOMOTIVE - 2.3%
     32,200                  -          32,200      A.O. SMITH CORP                     1,123                 -            1,123
     91,670                  -          91,670      FORD MOTOR COMPANY                  2,876                 -            2,876
     19,600            352,100         371,700      GENERAL MOTORS CORP                 1,085            19,498           20,583
                                                                                  ----------------------------------------------
                                                                                        5,084            19,498           24,582
                                                                                  ----------------------------------------------
              BANKS - 6.1%
          -            273,700         273,700      BANK OF BOSTON CORP.                    -            18,338           18,338
          -            214,100         214,100      CHASE MANHATTAN CORP                    -            20,045           20,045
     20,200            174,100         194,300      CITICORP                            2,187            18,846           21,033
     39,000                  -          39,000      CORESTATES FINANCIAL CORP           1,852                 -            1,852
     10,400                  -          10,400      FIRST UNION CORP (N.C.)               844                 -              844
     20,700                  -          20,700      MELLON BANK CORP                    1,506                 -            1,506
     20,000                  -          20,000      NATIONSBANK                         1,108                 -            1,108
                                                                                  ----------------------------------------------
                                                                                        7,497            57,229           64,726
                                                                                  ----------------------------------------------
              BUILDING & CONSTRUCTION - 0.3%
     51,600                  -          51,600      CONGOLEUM CORP CL A                   619                 -              619
     10,600                  -          10,600      CONTINENTAL HOMES HLDG                176                 -              176
     53,000                  -          53,000      MARTIN MARIETTA MATERIALS           1,365                 -            1,365
     29,900                  -          29,900      SCHULLER CORP                         344                 -              344
     23,400                  -          23,400      USG CORP                              734                 -              734
                                                                                  ----------------------------------------------
                                                                                        3,238                 -            3,238
                                                                                  ----------------------------------------------
              CHEMICALS - 3.9%
     47,400                  -          47,400      DEXTER CORP                         1,428                 -            1,428
      4,800                  -           4,800      DU PONT E I DE NEMOURS                509                 -              509
     56,400                  -          56,400      ECOLAB INC                          2,143                 -            2,143
     24,600                  -          24,600      FERRO CORP                            738                 -              738
          -             74,400          74,400      HERCULES INC                            -             3,143            3,143
          -            347,400         347,400      PPG INDUSTRIES                          -            18,760           18,760
          -            317,600         317,600      W.R. GRACE AND CO.                      -            15,046           15,046
     11,300                  -          11,300      WELLMAN INCORPORATED                  198                 -              198
                                                                                  ----------------------------------------------
                                                                                        5,016            36,949           41,965
                                                                                  ----------------------------------------------
              COMMUNICATION EQUIPMENT - 1.6%                                                                  -
          -            300,800         300,800      NOKIA, ADR                              -            17,522           17,522
                                                                                  ----------------------------------------------

              COMPUTER & SERVICES - 5.5%
          -            223,900         223,900      COMPAQ COMPUTER CORP                    -            17,156           17,156
     21,500                  -          21,500      DIGITAL EQUIPMENT CORP                589                 -              589
      9,300                  -           9,300      ELECTRONIC DATA SERVICES              375                 -              375
     25,839            164,300         190,139      I B M                               3,550            22,571           26,121
     43,300                  -          43,300      INTERGRAPH CORP                       335                 -              335
          -            244,500         244,500      U S ROBOTICS                            -            13,539           13,539
                                                                                  ----------------------------------------------
                                                                                        4,849            53,266           58,115
                                                                                  ----------------------------------------------
              CONSUMER PRODUCTS - 1.7%
     38,100                  -          38,100      AMERICAN GREETINGS CORP             1,217                 -            1,217
     30,700                  -          30,700      BLACK & DECKER CORP                   986                 -              986
      9,600                  -           9,600      EASTMAN KODAK COMPANY                 728                 -              728
     77,000                  -          77,000      FURNITURE BRANDS                    1,155                 -            1,155
          -            412,900         412,900      TUPPERWARE                              -            13,832           13,832
                                                                                  ----------------------------------------------
                                                                                        4,086            13,832           17,918
                                                                                  ----------------------------------------------
              CONTAINERS & PACKAGING - 2.6%
          -            473,300         473,300      BALL                                    -            12,542           12,542
          -            387,000         387,000      BEMIS                                   -            15,480           15,480
                                                                                  ----------------------------------------------
                                                                                            -            28,022           28,022
                                                                                  ----------------------------------------------

                See accompanying notes to financial statements.


                     Shares                                                                         Value
                     ------                                                                         -----
                                                                                     Large
      Large                                                                        Companies                         Pro Forma
    Companies                       Pro Forma                                        Value           Stock            Combined
     Value           Stock          Combined              Security                   (000)           (000)             (000)
     ------          -----          --------              --------                   -----           -----             -----

              DRUGS - 5.0%
          -           329,800          329,800      AMERICAN HOME PRODUCTS         $         -  $        19,788  $       19,788
     25,400                 -           25,400      ASTRA AB                             1,181                -           1,181
          -           267,450          267,450      BRISTOL-MYERS SQUIBB CO.                 -           15,780          15,780
     30,000           326,600          356,600      PHARMACIA & UPJOHN INC.              1,963           11,962          13,925
     30,000                 -           30,000      SCHERING-PLOUGH                      2,183                -           2,183
                                                                                  ---------------------------------------------
                                                                                         5,327           47,530          52,857
                                                                                  ---------------------------------------------
              FINANCIAL SERVICES - 2.9%
    111,200                 -          111,200      ADVANTA CORPORATION, CL-A            2,989                -           2,989
          -           140,000          140,000      AMERICAN EXPRESS                         -            8,382           8,382
     30,357                 -           30,357      BEAR STEARNS COMPANIES                 797                -             797
     16,000                 -           16,000      BENEFICIAL CORP                      1,034                -           1,034
     43,000                 -           43,000      FEDERAL NAT'L MRTGE ASSN.            1,553                -           1,553
          -           139,600          139,600      HOUSEHOLD INTL INC                       -           11,988          11,988
     24,300                 -           24,300      STANDARD FEDERAL BANCORP             1,409                -           1,409
      4,753                 -            4,753      TRANSAMERICA CORPORATION               425                -             425
     54,665                 -           54,665      TRAVELERS INC                        2,617                -           2,617
                                                                                  ---------------------------------------------
                                                                                        10,824           20,370          31,194
                                                                                  ---------------------------------------------
              FOOD, BEVERAGE & TOBACCO - 6.5%
          -           133,623          133,623      ARCHER DANIELS MIDLAND                   -            2,389           2,389
          -           441,500          441,500      CONAGRA INC                              -           23,951          23,951
     95,300                 -           95,300      COTT CORPORATION                       941                -             941
          -           361,900          361,900      DOLE FOOD                                -           13,662          13,662
     15,000                 -           15,000      PHILIP MORRIS, INC.                  1,712                -           1,712
          -           577,600          577,600      SARA LEE CORP                            -           23,393          23,393
      5,900                 -            5,900      SYSCO CORP                             201                -             201
     26,500                 -           26,500      UNIVERSAL FOODS CORP                   881                -             881
     72,000                 -           72,000      WENDYS INTERNATIONAL                 1,485                -           1,485
                                                                                  ---------------------------------------------
                                                                                         5,220           63,395          68,615
                                                                                  ---------------------------------------------
              FOREST PRODUCTS - LUMBER, PAPER - 0.6%
    122,700                 -          122,700      BOISE CASCADE CORP                   3,742                -           3,742
     17,500                 -           17,500      CHESAPEAKE CORP                        481                -             481
     11,600                 -           11,600      MEAD CORP                              615                -             615
     33,950                 -           33,950      RAYONIER INC                         1,265                -           1,265
                                                                                  ---------------------------------------------
                                                                                         6,103                -           6,103
                                                                                  ---------------------------------------------
              INSURANCE - 7.2%
          -           221,200          221,200      AETNA SERVICES, INC.                     -           18,996          18,996
          -           188,100          188,100      AMBAC                                    -           12,132          12,132
          -            97,600           97,600      CIGNA CORP                               -           14,262          14,262
     17,206                 -           17,206      CONSECO INC.                           613                -             613
          -            74,100           74,100      GENERAL REINSURANCE                      -           11,708          11,708
          -            36,200           36,200      LOEWS CORPORATION                        -            3,217           3,217
     26,900                 -           26,900      MID OCEAN LTD                        1,284                -           1,284
          -           464,700          464,700      TIG HOLDINGS                             -           14,754          14,754
                                                                                  ---------------------------------------------
                                                                                         1,897           75,069          76,966
                                                                                  ---------------------------------------------
              LEISURE/ENTERTAINMENT - 2.0%
          -           723,800          723,800      BRUNSWICK CORP                           -           19,452          19,452
     28,400                 -           28,400      ITT                                  1,672                -           1,672
                                                                                  ---------------------------------------------
                                                                                         1,672           19,452          21,124
                                                                                  ---------------------------------------------
              MACHINERY - 3.3%
          -           375,700          375,700      CASE CORPORATION                         -           19,067          19,067
     81,900                 -           81,900      CINCINNATI MILACRON INC              1,536                -           1,536
          -            95,700           95,700      GENERAL ELECTRIC COMPANY                 -            9,498           9,498
          -           106,800          106,800      YORK INTERNATIONAL                       -            4,472           4,472
                                                                                  ---------------------------------------------
                                                                                         1,536           33,037          34,573
                                                                                  ---------------------------------------------
              MANUFACTURING - 1.0%
     74,000                 -           74,000      ALBANY INTL CORP -CLASS A            1,526                -           1,526
    111,900                 -          111,900      FLEETWOOD ENTERPRISES INC            2,798                -           2,798
    121,200                 -          121,200      KENNAMETAL INC                       4,393                -           4,393
     68,900                 -           68,900      PALL CORP                            1,593                -           1,593
      5,310                 -            5,310      SEQUA CORP CLASS A                     237                -             237
      5,400                 -            5,400      SPRINGS INDUSTRIES INC                 242                -             242
                                                                                  ---------------------------------------------
                                                                                        10,789                -          10,789
                                                                                  ---------------------------------------------
              MEDICAL/HOSPITAL - 1.0%
     46,350                 -           46,350      COLUMBIA/HCA HEALTHCARE              1,559                -           1,559
     57,000                 -           57,000      FOUNDATION HEALTH CORP               2,080                -           2,080
     45,400                 -           45,400      HEALTH SYSTEMS INTER. INC            1,277                -           1,277
      7,800                 -            7,800      MALLINCKRODT INC                       321                -             321
    243,000                 -          243,000      SUN HEALTHCARE GROUP INC.            3,493                -           3,493
     75,000                 -           75,000      TENET HEALTHCARE CORP.               1,847                -           1,847
                                                                                  ---------------------------------------------
                                                                                        10,577                -          10,577
                                                                                  ---------------------------------------------

                See accompanying notes to financial statements.



                     Shares                                                                         Value
                     ------                                                                         -----
                                                                                     Large
      Large                                                                        Companies                         Pro Forma
    Companies                       Pro Forma                                        Value           Stock            Combined
     Value           Stock          Combined              Security                   (000)           (000)             (000)
     ------          -----          --------              --------                   -----           -----             -----

              METAL FABRICATION & PRODUCTION - 0.2%
     29,894                 -           29,894      CLEVELAND CLIFFS               $     1,263  $             -  $         1,263
     95,800                 -           95,800      GREENBRIER COMPANIES INC               862                -              862
                                                                                  ----------------------------------------------
                                                                                         2,125                -            2,125
                                                                                  ----------------------------------------------
              MULTI-INDUSTRY - 2.6%
          -           353,800          353,800      CORNING                                  -           15,700           15,700
     32,800                 -           32,800      MILLIPORE CORP                       1,390                -            1,390
          -           123,900          123,900      MINNESOTA MINING & MFTG                  -           10,470           10,470
                                                                                  ----------------------------------------------
                                                                                         1,390           26,170           27,560
                                                                                  ----------------------------------------------
              OIL/OIL SERVICE - 10.2%
          -           233,300          233,300      AMERADA HESS CORP                        -           12,365           12,365
     27,000                 -           27,000      ASHLAND INC.                         1,087                -            1,087
     12,000                 -           12,000      ATLANTIC RICHFIELD CO.               1,620                -            1,620
          -           208,200          208,200      ELF AQUITAINE, ADR                       -           10,254           10,254
          -           166,300          166,300      EXXON CORPORATION                        -           17,919           17,919
     53,100                 -           53,100      GLOBAL MARINE                        1,142                -            1,142
     92,500                 -           92,500      MCDERMOTT INTERNATIONAL              1,977                -            1,977
          -           129,800          129,800      MOBIL CORPORATION                        -           16,955           16,955
     65,000                 -           65,000      NEWFIELD EXPL. CO.                   1,235                -            1,235
     53,800                 -           53,800      OCCIDENTAL PETROLEUM CORP            1,325                -            1,325
     46,100                 -           46,100      READING & BATES CORP.                1,043                -            1,043
          -           105,500          105,500      ROYAL DUTCH PETROLIUM CO                 -           18,463           18,463
          -           179,600          179,600      TEXACO INCORPORATED                      -           19,666           19,666
     39,000                 -           39,000      UNION PACIFIC RESOURCES              1,043                -            1,043
     43,000                 -           43,000      UNION TEXAS PETROL HOLDGS              790                -              790
     30,011                 -           30,011      UNOCAL CORPORATION                   1,144                -            1,144
                                                                                  ----------------------------------------------
                                                                                        12,406           95,622          108,028
                                                                                  ----------------------------------------------
              POLLUTION CONTROL - 0.1%
     30,000                 -           30,000      BROWNING-FERRIS IND INC                866                -              866
                                                                                  ----------------------------------------------

              PRINTING & PUBLISHING - 1.3%
          -           334,900          334,900      KNIGHT RIDDER                            -           13,354           13,354
      8,800                 -            8,800      READER'S DIGEST CL B                   238                -              238
                                                                                  ----------------------------------------------
                                                                                           238           13,354           13,592
                                                                                  ----------------------------------------------
              RAILROADS - 2.7%
          -           227,000          227,000      BURLINGTON NORTHERN SANTA                -           16,798           16,798
          -           459,600          459,600      CANADIAN PACIFIC                         -           11,030           11,030
      9,200                 -            9,200      UNION PAC CORP                         522                -              522
                                                                                  ----------------------------------------------
                                                                                           522           27,828           28,350
                                                                                  ----------------------------------------------
              REAL ESTATE/REAL ESTATE INV. TRUSTS - 4.7%
          -           258,400          258,400      DUKE REALTY INVESTMENTS                  -           10,498           10,498
          -           338,000          338,000      EQUITY RESIDENTIAL PROP TR               -           14,999           14,999
     33,700                 -           33,700      LENNAR CORPORATION                     826                -              826
     35,300                 -           35,300      MEDITRUST SHRS BEN INT               1,315                -            1,315
                      730,500          730,500      SIMON DEBARTOLO GROUP                    -           22,098           22,098
                                                                                  ----------------------------------------------
                                                                                         2,141           47,595           49,736
                                                                                  ----------------------------------------------
              RETAIL - 4.6%
     42,000                 -           42,000      DILLARD DEPT STORES CL A             1,323                -            1,323
     53,000                 -           53,000      FEDERATED DEPT STORES                1,742                -            1,742
     23,000                 -           23,000      J. C. PENNEY COMPANY INC             1,095                -            1,095
    134,000                 -          134,000      INTIMATE BRANDS INC                  2,529                -            2,529
     44,386                 -           44,386      THE LIMITED, INC.                      816                -              816
     13,400                 -           13,400      MAY DEPT STORES                        610                -              610
     56,000                 -           56,000      RITE AID CORP                        2,352                -            2,352
          -           303,500          303,500      SEARS ROEBUCK & CO.                      -           15,251           15,251
          -           751,300          751,300      TOYS R US                                -           21,036           21,036
     93,000                 -           93,000      WABAN INC                            2,592                -            2,592
                                                                                  ----------------------------------------------
                                                                                        13,059           36,287           49,346
                                                                                  ----------------------------------------------
              SEMI-CONDUCTORS/ELECTRIC INSTRUMENT - 2.2%
     32,900                 -           32,900      ADVANCED MICRO DEVICES               1,365                -            1,365
     14,000                 -           14,000      GENERAL SIGNAL CORP                    548                -              548
     68,200                 -           68,200      NATL SEMICONDUCTOR CORP              1,876                -            1,876
          -           236,100          236,100      SGS-THOMSON MICROELEC                    -           15,612           15,612
      7,468                 -            7,468      TEXAS INSTRUMENTS                      559                -              559
     28,400                 -           28,400      THOMAS & BETTS CORP                  1,214                -            1,214
     63,600                 -           63,600      WYLE ELECTRONICS                     2,139                -            2,139
                                                                                  ----------------------------------------------
                                                                                         7,701           15,612           23,313
                                                                                  ----------------------------------------------
              SPECIALTY CONSTRUCTION - 1.9%
     21,600                 -           21,600      E G & G INC                            451                -              451
          -           542,300          542,300      MASCO                                    -           19,387           19,387
                                                                                  ----------------------------------------------
                                                                                           451           19,387           19,838
                                                                                  ----------------------------------------------

                See accompanying notes to financial statements.



                     Shares                                                                         Value
                     ------                                                                         -----
                                                                                     Large
      Large                                                                        Companies                         Pro Forma
    Companies                       Pro Forma                                        Value           Stock            Combined
     Value           Stock          Combined              Security                   (000)           (000)             (000)
     ------          -----          --------              --------                   -----           -----             -----

              TELEPHONES & TELECOMMUNICATIONS - 5.2%
     55,900                 -           55,900      AT&T CORP.                     $     1,943  $             -  $         1,943
          -           319,600          319,600      CENTURY TELEPHONE ENT                    -            9,428            9,428
     37,000                 -           37,000      COMSAT CORP                            902                -              902
          -           885,000          885,000      DEUTSCHE TELEKOM                         -           19,359           19,359
          -           412,500          412,500      NYNEX CORP                               -           18,820           18,820
     47,000                 -           47,000      SBC COMMUNICATIONS INC               2,473                -            2,473
     35,000                 -           35,000      SPRINT CORPORATION                   1,593                -            1,593
     31,000                 -           31,000      TELE DANMARK A/S ADR                   810                -              810
                                                                                  ----------------------------------------------
                                                                                         7,721           47,607           55,328
                                                                                  ----------------------------------------------

              TRANSPORTATION LEASING - 0.1%
     28,500                 -           28,500      CSX CORPORATION                      1,325                -            1,325
                                                                                  ----------------------------------------------

              UTILITIES - 0.4%
     55,000                 -           55,000      HOUSTON INDUSTRIES                   1,148                -            1,148
     29,900                 -           29,900      MINNESOTA POWER & LIGHT                833                -              833
     31,700                 -           31,700      PANENERGY CORP.                      1,367                -            1,367
     63,300                 -           63,300      PECO ENERGY COMPANY                  1,290                -            1,290
                                                                                  ----------------------------------------------
                                                                                         4,638                -            4,638
                                                                                  ----------------------------------------------
              WHOLESALE - 1.5%
          -           201,600          201,600      GRAINGER WW INC                          -           14,918           14,918
     48,000                 -           48,000      MOORE & ASSOCIATES LTD                 960                -              960
                                                                                  ----------------------------------------------
                                                                                           960           14,918           15,878
                                                                                  ----------------------------------------------

                                                         TOTAL COMMON STOCKS           140,378          842,254          982,632
                                                                                  ----------------------------------------------
 CONVERTIBLE PREFERRED STOCK - 0.1%
     56,700                 -           56,700      RJR NABISCO                            369                -              369
                                                                                  ----------------------------------------------
 WARRANTS - 0.0%
      2,617                 -            2,617      SOUND ADVICE (EXPIRE 6/14/99)            -                -                -
                                                                                  ----------------------------------------------
 RELATED PARTY MONEY MARKET FUNDS - 6.7%
          -        25,159,649       25,159,649      FIRST AM. GOVERNMENT OBLIGATIONS         -           25,160           25,160
          -        45,754,754       45,754,754      FIRST AM. PRIME OBLIGATIONS              -           45,755           45,755
                                                                                  ----------------------------------------------
                                                                                             -           70,915           70,915
                                                                                  ----------------------------------------------
 REPURCHASE AGREEMENTS - 0.7%
  8,023,653                 -        8,023,653      MERRILL LYNCH VARIABLE
                                                      RATE NOTE                          8,024                -            8,024
                                                                                  ----------------------------------------------

                                                    TOTAL INVESTMENTS
                                                    (Cost $126,460, $802,403 and
                                                    $928,863, respectively)        $   148,771   $      913,169   $    1,061,940
                                                                                  ==============================================

                See accompanying notes to financial statements.

                      First American Investment Funds, Inc.
                                Equity Index Fund
                   Pro Forma Combining Schedule of Investments
                                     3/31/97
                                   (Unaudited)

                 Shares                                                                             Value
                 ------                                                                             -----
                                                                                  Optimized         Equity           Pro Forma
Optimized        Equity          Pro Forma                                          Stock           Index           Combined
  Stock           Index           Combined          Security                        (000)           (000)             (000)
  -----           -----           --------          --------                        -----           -----             -----
        COMMON STOCKS - 97.2%     (Percentages represent pro forma value of investments compared to pro forma net assets)

        AEROSPACE & DEFENSE - 0.3%
  5,100          13,527           18,627      LOCKHEED MARTIN CORP               $        428  $          1,136  $         1,564
    700          16,600           17,300      RAYTHEON COMPANY                             32               749              781
                                                                                ------------------------------------------------
                                                                                          460             1,885            2,345
                                                                                ------------------------------------------------
        AGRICULTURE - 0.1%
  5,600           5,800           11,400      PIONEER HI-BRED                             352               365              717
                                                                                ------------------------------------------------
        AIR TRANSPORTATION - 0.4%
  1,700           6,400            8,100      AMR CORPORATION                             140               528              668
  6,100           5,200           11,300      DELTA AIR LINES                             513               437              950
  5,100           8,000           13,100      FEDERAL EXPRESS                             266               417              683
    100          10,200           10,300      SOUTHWEST AIRLINES                            2               226              228
  7,700           4,500           12,200      US AIR GROUP INC.                           189               110              299
                                                                                ------------------------------------------------
                                                                                        1,110             1,718            2,828
                                                                                ------------------------------------------------
        AIRCRAFT - 2.0%
  9,000          19,900           28,900      ALLIEDSIGNAL INC.                           641             1,418            2,059
 18,500          25,138           43,638      BOEING COMPANY                            1,825             2,479            4,304
  4,200           4,400            8,600      GENERAL DYNAMICS CORP                       283               296              579
 11,400          14,900           26,300      MCDONNELL DOUGLAS CORP                      695               909            1,604
  1,500           4,100            5,600      NORTHROP CORP                               113               310              423
  9,800           5,800           15,600      TEXTRON INC                               1,029               609            1,638
 29,900          16,900           46,800      UNITED TECHNOLOGIES CORP                  2,250             1,272            3,522
                                                                                ------------------------------------------------
                                                                                        6,836             7,293           14,129
                                                                                ------------------------------------------------
        APPAREL/TEXTILES - 0.3%
  5,200           5,400           10,600      FRUIT OF THE LOOM                           216               224              440
  4,900           5,000            9,900      LIZ CLAIBORNE, INC.                         214               218              432
  3,800           3,900            7,700      REEBOK INTERNATIONAL LTD                    171               175              346
  2,600           2,700            5,300      RUSSELL CORP                                 93                97              190
  1,300           1,400            2,700      SPRINGS INDUSTRIES INC                       58                63              121
  4,000           4,500            8,500      V F CORPORATION                             268               301              569
                                                                                ------------------------------------------------
                                                                                        1,020             1,078            2,098
                                                                                ------------------------------------------------
        AUTOMOTIVE - 2.0%
 97,600          51,200          148,800      CHRYSLER CORP                             2,928             1,536            4,464
  6,600           7,200           13,800      DANA CORP                                   217               237              454
  5,300           5,400           10,700      EATON CORP                                  376               383              759
  4,200           4,400            8,600      ECHLIN INC                                  143               150              293
  4,800           2,500            7,300      FLEETWOOD ENTERPRISES INC                   120                63              183
  9,200          83,300           92,500      FORD MOTOR COMPANY                          289             2,614            2,903
  9,200          53,100           62,300      GENERAL MOTORS CORP                         509             2,940            3,449
  4,900           5,200           10,100      NAVISTAR INTERNATIONAL                       46                49               95
  5,200           2,695            7,895      PACCAR INCORPORATED                         347               180              527
  8,500           8,900           17,400      TRW INC                                     440               461              901
                                                                                ------------------------------------------------
                                                                                        5,415             8,613           14,028
                                                                                ------------------------------------------------
        BANKS - 7.8%
  7,200           7,400           14,600      AHMANSON H F & CO                           263               270              533
 29,100          30,013           59,113      BANC ONE                                  1,157             1,193            2,350
 10,200          27,500           37,700      BANK OF BOSTON CORP.                        683             1,011            1,694
 26,300          10,700           37,000      BANK OF NEW YORK CO INC                     967               717            1,684
 20,300          25,200           45,500      BANKAMERICA CORPORATION                   2,045             2,539            4,584
    100           5,700            5,800      BANKERS TRUST NY                              8               467              475
 13,200          13,700           26,900      BARNETT BANKS INC.                          614               637            1,251
 42,600          30,796           73,396      CHASE MANHATTAN CORP                      3,988             2,883            6,871
 15,000          33,000           48,000      CITICORP                                  1,624             3,572            5,196
  7,300           7,500           14,800      COMERICA, INC.                              412               423              835
    100          15,600           15,700      CORESTATES FINANCIAL CORP                     5               741              746

                 See accompanying notes to financial statements



                 Shares                                                                             Value
                 ------                                                                             -----
                                                                                  Optimized         Equity           Pro Forma
Optimized        Equity          Pro Forma                                          Stock           Index           Combined
  Stock           Index           Combined          Security                        (000)           (000)             (000)
  -----           -----           --------          --------                        -----           -----             -----

        BANKS (CONTINUED)
  1,100           7,400            8,500      FIFTH THIRD BANCORP                $         85  $            574  $           659
    100           9,500            9,600      FIRST BANK SYSTEMS INC                        7               694              701
 11,900          22,364           34,264      FIRST CHICAGO NDB CORP                      644             1,210            1,854
 18,600          19,900           38,500      FIRST UNION CORP (N.C.)                   1,509             1,614            3,123
  2,400          18,400           20,800      FLEET FINL GROUP INC NEW                    137             1,053            1,190
  3,800           4,000            7,800      GOLDEN WEST FINANCIAL DEL                   238               251              489
    100           9,700            9,800      GREAT WESTERN FINANCIAL                       4               392              396
 12,500          13,100           25,600      J.P. MORGAN                               1,228             1,287            2,515
  7,200          15,800           23,000      KEYCORP                                     351               770            1,121
 22,500          23,450           45,950      MBNA CORP                                   627               654            1,281
  9,000           9,050           18,050      MELLON BANK CORP                            655               658            1,313
  2,300          15,600           17,900      NATIONAL CITY CORP                          107               727              834
 24,400          54,624           79,024      NATIONSBANK                               1,351             3,025            4,376
 11,400          26,000           37,400      NORWEST CORP                                527             1,203            1,730
    100          23,900           24,000      PNC BANK CORP                                 4               956              960
  3,800           3,900            7,700      REPUBLIC NEW YORK CORP                      335               344              679
 15,000          15,700           30,700      SUNTRUST BKS INC.                           696               728            1,424
  6,800          10,600           17,400      U S BANCORP                                 364               567              931
    100          11,600           11,700      WACHOVIA CORP                                 5               632              637
    100           6,500            6,600      WELLS FARGO & CO                             28             1,847            1,875
                                                                                ------------------------------------------------
                                                                                       20,668            33,639           54,307
                                                                                ------------------------------------------------
        BEAUTY PRODUCTS - 2.0%
    200           4,000            4,200      ALBERTO CULVER CO                             5               105              110
  9,000           9,300           18,300      AVON PRODUCTS INC.                          473               488              961
  4,800          10,300           15,100      COLGATE PALMOLIVE                           478             1,026            1,504
  4,400           4,500            8,900      ECOLAB INC                                  167               171              338
  7,400           7,800           15,200      INTL FLAVORS & FRAGRANCES                   324               341              665
 40,600          47,900           88,500      PROCTER & GAMBLE CO.                      4,668             5,508           10,176
                                                                                ------------------------------------------------
                                                                                        6,115             7,639           13,754
                                                                                ------------------------------------------------
        BROADCASTING, NEWSPAPERS & ADVERT     ISING - 0.3%
    100          22,900           23,000      COMCAST CORPORATION                           2               386              388
  3,700           5,700            9,400      INTERPUBLIC GROUP COS INC                   195               301              496
    100          46,600           46,700      TELE-COMMUNICATIONS CL A                      1               559              560
    100          24,845           24,945      VIACOM INC                                    3               823              826
                                                                                ------------------------------------------------
                                                                                          201             2,069            2,270
                                                                                ------------------------------------------------
        BUILDING & CONSTRUCTION - 0.3%
  2,000           2,000            4,000      CENTEX CORP                                  71                71              142
    100           5,900            6,000      FLUOR CORP.                                   5               310              315
  2,700           2,900            5,600      FOSTER WHEELER CORP                          96               103              199
  8,400           8,800           17,200      HALLIBURTON CO                              569               596            1,165
    100           2,700            2,800      KAUFMAN & BROAD HOME CORP                     1                36               37
  3,500           3,600            7,100      OWENS CORNING                               141               145              286
    100           1,600            1,700      PULTE CORPORATION                             3                47               50
                                                                                ------------------------------------------------
                                                                                          886             1,308            2,194
                                                                                ------------------------------------------------
        CHEMICALS - 2.7%
  7,500           7,800           15,300      AIR PRODUCTS & CHEMS INC                    509               529            1,038
 16,300          17,100           33,400      DOW CHEMICAL COMPANY                      1,304             1,368            2,672
 19,700          39,500           59,200      DU PONT E I DE NEMOURS                    2,088             4,186            6,274
  5,200           5,475           10,675      EASTMAN CHEMICAL                            280               294              574
    100           2,600            2,700      FMC CORP                                      6               159              165
  3,600           3,800            7,400      GOODRICH B F CO                             132               139              271
  4,200           5,800           10,000      GREAT LAKES CHEMICAL                        193               275              468
  6,900           4,400           11,300      HERCULES INC                                292               202              494
 39,500           7,200           46,700      MONSANTO COMPANY                          1,511               304            1,815
 10,800          41,300           52,100      MORTON INTERNATIONAL INC.                   456             1,580            2,036
  4,500          10,000           14,500      NALCO CHEMICAL CO                           168               423              591
 11,200           4,700           15,900      PRAXAIR INC.                                503               176              679
  8,600          11,000           19,600      ROHM & HAAS CO                              644               494            1,138
    100           4,500            4,600      UNION CARBIDE CORP.                           4               337              341
    100           8,900            9,000      W.R. GRACE AND CO.                            5               394              399
                                                                                ------------------------------------------------
                                                                                        8,095            10,860           18,955
                                                                                ------------------------------------------------

                 See accompanying notes to financial statements



                 Shares                                                                             Value
                 ------                                                                             -----
                                                                                  Optimized         Equity           Pro Forma
Optimized        Equity          Pro Forma                                          Stock           Index           Combined
  Stock           Index           Combined          Security                        (000)           (000)             (000)
  -----           -----           --------          --------                        -----           -----             -----

        COMMUNICATIONS EQUIPMENT - 1.4%
  6,000           6,300           12,300      ANDREW CORP                        $        217  $            228  $           445
  5,100           8,200           13,300      DSC COMMUNICATIONS CORP                     107               172              279
    100           9,600            9,700      GENERAL INSTRUMENT CORP                       2               220              222
  3,700           2,700            6,400      HARRIS CORP.                                284               208              492
  7,900           8,300           16,200      ITT INDUSTRIES INC.                         177               186              363
 31,800          41,600           73,400      MOTOROLA, INC.                            1,920             2,512            4,432
 16,500          18,200           34,700      NORTHERN TELECOM LTD                      1,079             1,190            2,269
  4,900           5,400           10,300      SCIENTIFIC ATLANTA INC.                      75                82              157
 12,200          12,600           24,800      TELLABS INC                                 441               455              896
                                                                                ------------------------------------------------
                                                                                        4,302             5,253            9,555
                                                                                ------------------------------------------------
        COMPUTERS & SERVICES - 3.9%
  1,300           8,500            9,800      AMDAHL CORPORATION                           12                80               92
    100           8,700            8,800      APPLE COMPUTER, INC.                          2               159              161
    100          13,600           13,700      BAY NETWORKS COM STOCK                        2               243              245
  2,700          11,000           13,700      CABLETRON SYSTEMS                            79               322              401
  4,600           4,800            9,400      CERIDIAN CORP                               165               172              337
 28,900          19,000           47,900      COMPAQ COMPUTER CORP                      2,214             1,456            3,670
  2,600           2,800            5,400      DATA GENERAL CORP                            44                48               92
 12,200          12,700           24,900      DELL COMPUTER CORP                          825               859            1,684
    100          10,900           11,000      DIGITAL EQUIPMENT CORP                        3               298              301
  4,800          16,300           21,100      EMC CORPORATION                             170               579              749
 52,500          71,400          123,900      HEWLETT-PACKARD COMPANY                   2,796             3,802            6,598
 26,400          36,400           62,800      I B M                                     3,627             5,000            8,627
    100           3,300            3,400      INTERGRAPH CORP                               1                26               27
 15,600          10,400           26,000      PITNEY BOWES, INC.                          917               611            1,528
 28,100          17,600           45,700      SEAGATE TECHNOLOGY                        1,261               790            2,051
    100          12,308           12,408      SILICON GRAPHICS, INC.                        2               240              242
    100           8,300            8,400      TANDEM COMPUTERS INC                          1                99              100
  3,900           4,080            7,980      TANDY CORPORATION                           195               205              400
    100          12,300           12,400      UNISYS CORP                                   1                78               79
                                                                                ------------------------------------------------
                                                                                       12,317            15,067           27,384
                                                                                ------------------------------------------------
        CONSUMER PRODUCTS - 0.1%
    100           3,500            3,600      STRIDE RITE CORP                              2                53               55
  4,100           4,400            8,500      TUPPERWARE CORPORATION                      137               147              284
                                                                                ------------------------------------------------
                                                                                          139               200              339
                                                                                ------------------------------------------------
        CONTAINERS & PACKAGING - 0.2%
  2,000           2,100            4,100      BALL CORP                                    53                56              109
  7,000           9,000           16,000      CROWN CORK & SEAL INC                       361               465              826
 10,500          11,200           21,700      NEWELL CO                                   352               375              727
                                                                                ------------------------------------------------
                                                                                          766               896            1,662
                                                                                ------------------------------------------------
        DRUGS - 8.1%
 52,600          54,600          107,200      ABBOTT LABORATORIES                       2,952             3,064            6,016
  4,400           4,600            9,000      ALLERGAN INC                                128               134              262
    100           5,900            6,000      ALZA CORP                                     3               162              165
 23,600          44,900           68,500      AMERICAN HOME PRODUCTS                    1,416             2,694            4,110
  5,600          18,600           24,200      AMGEN INC                                   313             1,039            1,352
 32,200          70,400          102,600      BRISTOL-MYERS SQUIBB CO.                  1,900             4,154            6,054
 50,100          93,500          143,600      JOHNSON & JOHNSON                         2,649             4,943            7,592
 16,600          38,788           55,388      ELI LILY                                  1,365             3,190            4,555
 53,300          84,700          138,000      MERCK & COMPANY, INC.                     4,491             7,135          11,626
 24,600          45,300           69,900      PFIZER, INCORPORATED                      2,069             3,811            5,880
 19,700          35,725           55,425      PHARMACIA & UPJOHN INC.                     722             1,308            2,030
 22,500          25,900           48,400      SCHERING-PLOUGH                           1,637             1,884            3,521
 18,300          19,100           37,400      WARNER LAMBERT CO                         1,583             1,652            3,235
                                                                                ------------------------------------------------
                                                                                       21,228            35,170           56,398
                                                                                ------------------------------------------------
        ELECTRICAL SERVICES - 2.5%
 12,200          13,200           25,400 AMERICAN ELECTRIC POWER                          503               545            1,048

                 See accompanying notes to financial statements



                 Shares                                                                             Value
                 ------                                                                             -----
                                                                                  Optimized         Equity           Pro Forma
Optimized        Equity          Pro Forma                                          Stock           Index           Combined
  Stock           Index           Combined          Security                        (000)           (000)             (000)
  -----           -----           --------          --------                        -----           -----             -----

        ELECTRICAL SERVICES (CONTINUED)
 10,000          10,400           20,400      BALTIMORE GAS & ELECTRIC           $        268  $            278  $           546
 10,200          10,600           20,800      CAROLINA POWER & LIGHT                      370               384              754
    100          14,800           14,900      CENTRAL & SOUTH WEST CORP                     2               316              318
 10,700          11,073           21,773      CINERGY CORPORATION                         365               378              743
 12,700          16,500           29,200      CONSOLIDATED EDISON                         381               495              876
  8,200          12,700           20,900      DOMINION RESOURCES INC VA                   298               462              760
    400          10,200           10,600      DTE ENERGY COMPANY                           11               274              285
    100          14,200           14,300      DUKE ENERGY CORP.                             4               627              631
 29,300          30,400           59,700      EDISON INTERNATIONAL                        659               684            1,343
 15,000          16,200           31,200      ENTERGY CORPORATION                         368               397              765
    100          12,900           13,000      FPL GROUP, INC.                               4               569              573
 16,200           8,500           24,700      GENERAL PUBLIC UTILITIES                    520               273              793
    100          16,500           16,600      HOUSTON INDUSTRIES                            2               344              346
 19,400          10,100           29,500      NIAGARA MOHAWK PWR CORP                     165                86              251
    100           4,900            5,000      NORTHERN STATES PWR CO MN                     5               232              237
 10,200          10,700           20,900      OHIO EDISON                                 215               226              441
  3,900          20,700           24,600      P.P. & L. RESOURCES, INC.                    79               442              521
 27,600          15,600           43,200      PACIFIC GAS & ELECTRIC                      649               318              967
  3,800          29,000           32,800      PACIFICORP                                   81               682              763
 14,900          11,400           26,300      PECO ENERGY COMPANY                         304               231              535
 16,000          16,800           32,800      PUBLIC SVC ENTRPRS GROUP                    420               441              861
  6,100          47,300           53,400      SOUTHERN COMPANY                            129               999            1,128
 15,100          15,800           30,900      TEXAS UTILITIES                             517               541            1,058
 14,400          15,100           29,500      UNICOM CORPORATION                          281               294              575
  6,800           7,200           14,000      UNION ELECTRIC CO                           251               266              517
                                                                                ------------------------------------------------
                                                                                        6,851            10,784           17,635
                                                                                ------------------------------------------------
        ENTERTAINMENT - 1.0%
  1,700           7,200            8,900      HARRAH'S ENTERTAINEMENT                      29               123              152
    100           8,200            8,300      ITT (NEW)                                     6               483              489
  2,500           2,600            5,100      KING WORLD PRODTNS INC                       91                95             186
 35,400          47,600           83,000      THE WALT DISNEY COMPANY                   2,584             3,475            6,059
                                                                                ------------------------------------------------
                                                                                        2,710             4,176            6,886
                                                                                ------------------------------------------------
        ENVIRONMENTAL SERVICES - 0.4%
 13,900          14,900           28,800      BROWNING-FERRIS IND INC                     401               430              831
 19,100          22,100           41,200      LAIDLAW INC B                               263               304              567
    100          34,100           34,200      WMX TECHNOLOGIES, INC.                        3             1,044            1,047
                                                                                ------------------------------------------------
                                                                                          667             1,778            2,445
                                                                                ------------------------------------------------
        FINANCIAL SERVICES - 3.9%
 27,700          33,300           61,000      AMERICAN EXPRESS                          1,659             1,994            3,653
  3,600           3,800            7,400      BENEFICIAL CORP                             233               246              479
    200          22,572           22,772      DEAN WITTER DISCOVER                          7               787              794
 33,500          76,700          110,200      FEDERAL HM LN MTG CORP                      913             2,771            3,684
 32,300          50,200           82,500      FEDERAL NAT'L MRTGE ASSN.                 1,167             1,368            2,535
    100           9,700            9,800      GREEN TREE ACCEPT INC                         3               327              330
  6,600           6,800           13,400      HOUSEHOLD INTL INC                          567               584            1,151
 11,200           8,300           19,500      ITT HARTFORD GROUP INC                      808               599            1,407
 11,100          11,600           22,700      MERRILL LYNCH & CO INC                      953               996            1,949
 10,200          10,700           20,900      MORGAN STANLEY GROUP INC.                   599               629            1,228
  7,300           7,700           15,000      SALOMON INC                                 364               384              748
352,917               -          352,917      SEI INDEX FUND S&P 500                    8,691                 -            8,691
  3,000           4,623            7,623      TRANSAMERICA CORPORATION                    269               414              683
                                                                                ------------------------------------------------
                                                                                       16,233            11,099           27,332
                                                                                ------------------------------------------------
        FOOD, BEVERAGE & TOBACCO - 8.2%
  2,500          12,000           14,500      ADOLPH COORS CO                              53               608              661
  1,500          35,100           36,600      AMERICAN BRANDS INC                          76             1,479            1,555
 14,000          38,211           52,211      ANHEUSER BUSCH COMPANY                      590               683            1,273
 37,000           4,800           41,800      ARCHER DANIELS MIDLAND                      661               229              890
  3,000          32,800           35,800      BROWN FORMAN CORP                           143             1,521            1,664
 44,800         174,800          219,600      CAMPBELL SOUP CO                          2,078             9,766           11,844
111,200          16,900          128,100      COCA-COLA COMPANY                         6,212               917            7,129
 14,700           2,700           17,400      CONAGRA INC                                 797                57              854

                 See accompanying notes to financial statements



                 Shares                                                                             Value
                 ------                                                                             -----
                                                                                  Optimized         Equity           Pro Forma
Optimized        Equity          Pro Forma                                          Stock           Index           Combined
  Stock           Index           Combined          Security                        (000)           (000)             (000)
  -----           -----           --------          --------                        -----           -----             -----

        FOOD, BEVERAGE & TOBACCO (CONTINUED)
 13,700          10,100           23,800      CPC INTL INC                       $      1,123  $            828  $         1,951
  3,600          11,000           14,600      GENERAL MILLS                               224               683              907
    100          25,850           25,950      H.J. HEINZ CO.                                4             1,021            1,025
 10,400          10,800           21,200      HERSHEY FOODS CORP                          520               540            1,060
    100          14,800           14,900      KELLOGG CO.                                   7               995            1,002
 10,400         109,100          119,500      PEPSICO INCORPORATED                        339             3,559            3,898
 37,200          57,200           94,400      PHILIP MORRIS, INC.                       4,244             6,527           10,771
    100           9,500            9,600      QUAKER OATS CO                                4               347              351
    100           7,400            7,500      RALSTON-RALSTON PURINA GP                     8               578              586
 32,400          34,000           66,400      SARA LEE CORP                             1,312             1,377            2,689
    100          26,200           26,300      SEAGRAM LTD.                                  4             1,002            1,006
 10,200          11,200           21,400      UNILEVER N V                              1,900             2,086            3,986
 12,600          13,100           25,700      UST INCORPORATED                            351               365              716
  6,900           7,300           14,200      WHITMAN CORPORATION                         169               179              348
    100           8,200            8,300      WRIGLEY WM JR. COMPANY                        6               479              485
                                                                                ------------------------------------------------
                                                                                       20,825            35,826           56,651
                                                                                ------------------------------------------------
        GAS/NATURAL GAS - 0.8%
    700           7,400            8,100      COASTAL CORP                                 34               355              389
  3,800           3,900            7,700      COLUMBIA GAS SYSTEMS INC                    220               226              446
  2,500           6,700            9,200      CONSOLIDATED NAT GAS CO                     126               338              464
  1,400           1,400            2,800      EASTERN ENTERPRISES                          43                43               86
 17,100          17,900           35,000      ENRON CORPORATION                           650               680            1,330
    100           4,900            5,000      ENSERCH CORP                                  2               100              102
  3,300           3,500            6,800      NICOR INC                                   106               112              218
  9,200           9,600           18,800      NORAM ENERGY CORPORATION                    135               140              275
  1,800           1,900            3,700      ONEOK INC                                    47                49               96
    900           6,000            6,900      PACIFIC ENTERPRISES                          27               182              209
 10,200          10,600           20,800      PANENERGY CORP.                             440               457              897
  2,300           2,500            4,800      PEOPLES ENERGY CORP.                         76                83              159
  2,900               -            2,900      PEOPLES ENERGY RIGHTS                         -                 -                -
  5,500           6,100           11,600      SONAT, INC.                                 300               332              632
    200          11,050           11,250      WILLIAMS COMPANIES INC.                       9               492              501
                                                                                ------------------------------------------------
                                                                                        2,215             3,589            5,804
                                                                                ------------------------------------------------
        GLASS PRODUCTS - 0.3%
 23,100          16,200           39,300      CORNING INC                               1,025               719            1,744
                                                                                ------------------------------------------------
        HOME APPLIANCES - 0.5%
  6,800           7,000           13,800      MAYTAG CORP                                 140               144              284
  3,200           3,300            6,500      NATIONAL SERVICE INDS INC                   125               129              254
 12,700          12,900           25,600      PPG INDUSTRIES INC                          686               697            1,383
  3,400           3,100            6,500      RAYCHEM CORP DEL                            280               255              535
    200          12,000           12,200      SHERWIN WILLIAMS CO                           5               324              329
  4,200           4,250            8,450      SNAP ON TOOLS CORP                          163               165              328
  2,800           3,700            6,500      THOMAS & BETTS CORP                         120               158              278
    100           5,200            5,300      WHIRLPOOL                                     5               248              253
                                                                                ------------------------------------------------
                                                                                        1,524             2,120            3,644
                                                                                ------------------------------------------------
        HOTELS & LODGING - 0.4%
  6,000           9,000           15,000      HFS INCORPORATED                            353               530              883
  5,500          17,400           22,900      HILTON HOTELS CORP                          133               422              555
 10,700           9,000           19,700      MARRIOTT INTERNATIONAL                      532               448              980
                                                                                ------------------------------------------------
                                                                                        1,018             1,400            2,418
                                                                                ------------------------------------------------
        HOUSEHOLD FURNITURE & FIXTURES 0.     1%
    100          11,300           11,400      MASCO CORPORATION                             4               404              408
                                                                                ------------------------------------------------

        HOUSEHOLD PRODUCTS - 0.9%
  3,400           3,600            7,000      CLOROX COMPANY                              381               404              785
 28,500          39,000           67,500      GILLETTE COMPANY                          2,070             2,832            4,902
  5,800           6,200           12,000      STANLEY WORKS                               220               235              455
                                                                                ------------------------------------------------
                                                                                        2,671             3,471            6,142
                                                                                ------------------------------------------------

                 See accompanying notes to financial statements



                 Shares                                                                             Value
                 ------                                                                             -----
                                                                                  Optimized         Equity           Pro Forma
Optimized        Equity          Pro Forma                                          Stock           Index           Combined
  Stock           Index           Combined          Security                        (000)           (000)             (000)
  -----           -----           --------          --------                        -----           -----             -----

        INSURANCE - 4.2%
  7,100          10,590           17,690      AETNA SERVICES, INC.               $        610  $            909  $         1,519
 15,600          31,250           46,850      ALLSTATE                                    926             1,855            2,781
 10,500          14,300           24,800      AMERICAN GENERAL CORP.                      428               583            1,011
 16,100          33,025           49,125      AMERICAN INTERNATIONAL                    1,890             3,876            5,766
    100           7,600            7,700      AON CORPORATION                               6               466              472
 11,700          12,200           23,900      CHUBB CORP                                  630               657            1,287
  5,800           5,300           11,100      CIGNA CORP                                  848               774            1,622
 10,400          10,800           21,200      CONSECO INC.                                371               385              756
    100           5,800            5,900      GENERAL REINSURANCE                          16               916              932
    100           4,975            5,075      JEFFERSON PILOT CORP                          5               271              276
  7,000           7,300           14,300      LINCOLN NATIONAL CORP                       375               391              766
  3,900           8,100           12,000      LOEWS CORPORATION                           347               720            1,067
  3,800           5,000            8,800      MARSH MCLENNAN                              430               566              996
  3,900           3,000            6,900      MBIA INCORPORATED                           374               288              662
  4,000           4,100            8,100      MGIC INVESTMENT CORP                        283               290              573
  6,300           6,600           12,900      PROVIDIAN CORP                              337               353              690
  8,400           8,900           17,300      SAFECO CORP                                 336               356              692
  5,600           5,800           11,400      ST. PAUL COMPANIES                          363               376              739
  4,700           4,950            9,650      TORCHMARK                                   260               274              534
 39,800          44,982           84,782      TRAVELERS INC                             1,905             2,154            4,059
 11,500          12,900           24,400      UNITED HEALTHCARE CORP                      548               614            1,162
  3,500           5,100            8,600      UNUM CORPORATION                            256               372              628
  2,300           2,400            4,700      US LIFE CORP                                108               112              220
    100           8,100            8,200      USF&G CORPORATION                             2               174              176
                                                                                ------------------------------------------------
                                                                                       11,654            17,732           29,386
                                                                                ------------------------------------------------
        LEISURE - 0.1%
 13,000           6,900           19,900      BRUNSWICK CORP                              349               185              534
  2,600           2,700            5,300      JOSTENS INC                                  59                61              120
                                                                                ------------------------------------------------
                                                                                          408               246              654
                                                                                ------------------------------------------------
        LUMBER & WOOD - 0.0%
    100           7,600            7,700      LOUISIANA PACIFIC CORP                        2               158              160
                                                                                ------------------------------------------------
        MACHINERY - 4.7%
    800          12,600           13,400      APPLIED MATERIALS                            37               584              621
  1,400          10,200           11,600      BAKER HUGHES                                 54               391              445
    100           6,200            6,300      BLACK & DECKER CORP                           3               199              202
  1,900           2,000            3,900      BRIGGS & STRATTON CORP                       85                90              175
  4,900           5,200           10,100      CASE CORPORATION                            249               264              513
 20,800          13,500           34,300      CATERPILLAR, INC.                         1,669             1,083            2,752
  2,700           2,800            5,500      CINCINNATI MILACRON INC                      51                53              104
  3,100           3,200            6,300      CRANE CO                                     97               100              197
  2,600           2,800            5,400      CUMMINS ENGINE INC                          133               144              277
 17,600          18,100           35,700      DEERE & COMPANY                             766               787            1,553
    100           7,900            8,000      DOVER CORPORATION                             5               415              420
 15,300          12,300           27,600      DRESSER INDS INC                            463               372              835
 30,000          31,600           61,600      EMERSON ELECTRIC COMPANY                  1,350             1,422            2,772
 58,000         115,600          173,600      GENERAL ELECTRIC COMPANY                  5,756            11,472           17,228
  3,400           3,500            6,900      GENERAL SIGNAL CORP                         133               137              270
  2,200           2,300            4,500      GIDDINGS & LEWIS INC WIS                     33                34               67
  3,300           3,500            6,800      HARNISCHFEGER INDS INC                      153               163              316
    100           7,700            7,800      INGERSOLL RAND COMPANY                        4               336              340
    100           3,900            4,000      MCDERMOTT INTERNATIONAL                       2                83               85
    500             530            1,030      NACCO INDUSTRIES INC CL A                    25                26               51
  7,700           8,100           15,800      PALL CORP                                   178               187              365
  5,000           5,250           10,250      PARKER HANNIFIN                             214               224              438
    100          12,000           12,100      TENNECO INC. (NEW)                            4               468              472
  2,100           2,200            4,300      TIMKEN CO.                                  112               118              230
  3,800           2,000            5,800      TRINOVA CORP                                127                67             194
 15,700          11,000           26,700      TYCO LABS INC.                              864               605            1,469
                                                                                ------------------------------------------------
                                                                                       12,567            19,824           32,391
                                                                                ------------------------------------------------

                 See accompanying notes to financial statements



                 Shares                                                                             Value
                 ------                                                                             -----
                                                                                  Optimized         Equity           Pro Forma
Optimized        Equity          Pro Forma                                          Stock           Index           Combined
  Stock           Index           Combined          Security                        (000)           (000)             (000)
  -----           -----           --------          --------                        -----           -----             -----

        MEASURING DEVICES - 0.4%
  8,600           8,900           17,500      HONEYWELL INC                      $        584  $            604  $         1,188
  2,900           2,900            5,800      JOHNSON CONTROLS INC                        233               233              466
  2,900           3,000            5,900      MILLIPORE CORP                              123               127              250
  2,900           3,000            5,900      PERKIN ELMER CORP                           187               193              380
  2,000           2,300            4,300      TEKTRONIX INC                               101               116              217
    100          10,500           10,600      THERMO ELECTRON                               3               324              327
                                                                                ------------------------------------------------
                                                                                        1,231             1,597            2,828
                                                                                ------------------------------------------------
        MEDICAL PRODUCTS & SERVICES - 1.8%
  3,800           4,000            7,800      BARD C.R. INC                               108               114              222
  3,700           3,900            7,600      BAUSCH & LOMB INC                           146               154              300
    100          19,200           19,300      BAXTER INTL INC                               4               828              832
 15,500           8,700           24,200      BECTON DICKINSON & CO                       698               392            1,090
  6,700           7,000           13,700      BEVERLY ENTERPRISES INC                      95               100              195
  7,700           8,100           15,800      BIOMET INC                                  130               137              267
 13,800          12,500           26,300      BOSTON SCIENTIFIC CORP                      852               772            1,624
 36,400          47,105           83,505      COLUMBIA/HCA HEALTHCARE                   1,224             1,584            2,808
  1,700           5,200            6,900      GUIDANT                                     105               320              425
    200          22,200           22,400      HEALTHSOUTH CORP                              4               425              429
 10,800          11,400           22,200      HUMANA, INCORPORATED                        238               251              489
  5,000           5,200           10,200      MALLINCKRODT INC                            206               214              420
  4,200           4,400            8,600      MANOR CARE, INC.                            102               107              209
 14,100          16,800           30,900      MEDTRONIC INCORPORATED                      878             1,046            1,924
  5,400           5,650           11,050      ST JUDE MEDICAL INC                         180               189              369
 16,600          15,200           31,800      TENET HEALTHCARE CORP.                      409               374              783
  4,300           4,400            8,700      U.S. SURGICAL CORPORATION                   131               134              265
                                                                                ------------------------------------------------
                                                                                        5,510             7,141          12,651
                                                                                ------------------------------------------------
        METALS & MINING - 0.1%
  6,200           6,550           12,750      CYPRUS AMAX MINERALS                        147               156              303
    100          13,600           13,700      FREEPORT MC MORGAN                            3               413              416
                                                                                ------------------------------------------------
                                                                                          150               569              719
                                                                                ------------------------------------------------
        MISCELLANEOUS BUSINESS SERVICES - 3.8%
 11,700          12,200           23,900      3 COM                                       383               400              783
    100          20,400           20,500      AUTODESK, INC.                                3               854              857
 25,800           3,200           29,000      AUTOMATIC DATA PROCESSING                 1,080                99            1,179
 22,900          45,600           68,500      CISCO SYSTEMS, INC.                       1,102             2,195            3,297
 12,400          25,625           38,025      COMPUTER ASSOC INTL INC                     482               996            1,478
  3,600           5,300            8,900      COMPUTER SCIENCE CORP                       222               327              549
  6,500          27,675           34,175      CUC INTERNATIONAL INC                       146               623              769
 12,200          31,400           43,600      FIRST DATA CORPORATION                      413             1,064            1,477
 40,700          83,900          124,600      MICROSOFT CORP.                           3,732             7,693           11,425
    100          24,200           24,300      NOVELL INC                                    1               230              231
 25,200          46,125           71,325      ORACLE CORPORATION                          972             1,779            2,751
  3,900           4,100            8,000      SAFETY KLEEN                                 58                60              118
    100           1,700            1,800      SHARED MEDICAL SYSTM CORP                     5                79               84
 21,900          25,800           47,700      SUN MICROSYSTEMS, INC.                      632               745            1,377
                                                                                ------------------------------------------------
                                                                                        9,231            17,144           26,375
                                                                                ------------------------------------------------
        MISCELLANEOUS CONSUMER SERVICES - 0.2%
  7,000           7,300           14,300      H & R BLOCK, INC.                           206               214              420
 14,500          16,600           31,100      SERVICE CORPORATION INTL                    431               494              925
                                                                                ------------------------------------------------
                                                                                          637               708            1,345
                                                                                ------------------------------------------------
        OFFICE PRODUCTS & SUPPLIES - 0.0%
    100           9,200            9,300      IKON OFFICE SOLUTIONS                         3               308              311
                                                                                ------------------------------------------------
        OIL-DOMESTIC - 1.4%
  1,300           4,500            5,800      ASHLAND INC.                                 52               181              233
 10,800          11,300           22,100      ATLANTIC RICHFIELD CO.                    1,458             1,526            2,984
  3,200           3,400            6,600      KERR MCGEE CORP                             198               210              408
    100           2,400            2,500      LOUISIANA LD & EXPL CO.                       5               114              119
  3,200           3,300            6,500      PENNZOIL CO                                 166               171              337
 35,200          18,500           53,700      PHILLIPS PETROLEUM CO                     1,439               756            2,195
    100           5,174            5,274      SUN COMPANY INC                               3               135              138

                 See accompanying notes to financial statements



                 Shares                                                                             Value
                 ------                                                                             -----
                                                                                  Optimized         Equity           Pro Forma
Optimized        Equity          Pro Forma                                          Stock           Index           Combined
  Stock           Index           Combined          Security                        (000)           (000)             (000)
  -----           -----           --------          --------                        -----           -----             -----

        OIL-DOMESTIC (CONTINUED)
 24,600          17,600           42,200      UNOCAL CORPORATION                 $        938  $            671  $         1,609
 38,600          20,200           58,800      USX-MARATHON GROUP                        1,076               563            1,639
                                                                                ------------------------------------------------
                                                                                        5,335             4,327            9,662
                                                                                ------------------------------------------------
        OIL-INTERNATIONAL - 6.0%
    100           6,500            6,600      AMERADA HESS CORP                             5               345              350
 26,300          34,900           61,200      AMOCO CORPORATION                         2,278             3,023            5,301
 40,500          45,800           86,300      CHEVRON CORPORATION                       2,820             3,189            6,009
 36,700          87,200          123,900      EXXON CORPORATION                         3,954             9,395           13,349
    100          27,700           27,800      MOBIL CORPORATION                            13             3,618            3,631
 19,900          37,700           57,600      ROYAL DUTCH PETROLIUM CO                  3,483             6,598           10,081
 10,100          18,600           28,700      TEXACO INCORPORATED                       1,106             2,037            3,143
                                                                                ------------------------------------------------
                                                                                       13,659            28,205           41,864
                                                                                ------------------------------------------------
        PAPER & PAPER PRODUCTS - 1.8%
 14,000           7,300           21,300      AVERY DENNISON CORP.                        539               281              820
  7,000           3,700           10,700      BEMIS INC                                   280               148              428
    100           3,400            3,500      BOISE CASCADE CORP                            3               104              107
    100           6,700            6,800      CHAMPION INTL CORP                            5               305              310
    100           6,400            6,500      GEORGIA PACIFIC CORP.                         7               464              471
    100          21,100           21,200      INTERNATIONAL PAPER CO                        4               820              824
  5,900           6,000           11,900      JAMES RIVER CORP VA                         172               175              347
 15,700          19,850           35,550      KIMBERLY CLARK CORP                       1,560             1,973            3,533
  3,600           3,700            7,300      MEAD CORP                                   191               196              387
    400          29,400           29,800      MINNESOTA MINING & MFG.                      34             2,484            2,518
  1,900           2,000            3,900      POTLATCH CORP                                78                82              160
    100           7,000            7,100      STONE CONTAINER CORP.                         1                78               79
    100           3,900            4,000      TEMPLE INLAND INC.                            5               205              210
    100           4,900            5,000      UNION CAMP CORPORATION                        5               231              236
    600           7,200            7,800      WESTVACO CORPORATION                         15               181              196
 16,000          13,900           29,900      WEYERHAUSER                                 714               620            1,334
  2,300           3,900            6,200      WILLAMETTE INDUSTRIES INC                   144               244              388
                                                                                ------------------------------------------------
                                                                                        3,757             8,591           12,348
                                                                                ------------------------------------------------
        PETROLEUM & FUEL PRODUCTS - 1.1%
 16,800           8,800           25,600      BURLINGTON RESOURCES                        718               376            1,094
  1,800           1,700            3,500      HELMERICH & PAYNE INC                        83                79              162
 22,100          23,100           45,200      OCCIDENTAL PETROLEUM CORP                   544               569            1,113
  7,100           7,400           14,500      ORYX ENERGY CO                              137               142              279
  5,800           6,000           11,800      ROWAN COMPANIES INC                         131               136              267
  6,200           6,400           12,600      SANTA FE ENERGY PARTNERS                     86                89              175
  9,700          17,300           27,000      SCHLUMBERGER LTD.                         1,040             1,855            2,895
 23,100          17,543           40,643      UNION PACIFIC RESOURCES                     618               469            1,087
  3,900           3,800            7,700      WESTERN ATLAS INC                           236               230              466
                                                                                ------------------------------------------------
                                                                                        3,593             3,945            7,538
                                                                                ------------------------------------------------
        PHOTOGRAPHIC EQUIPMENT & SUPPLIES - 0.6%
  9,200          23,400           32,600      EASTMAN KODAK COMPANY                       698             1,775            2,473
  2,600           3,200            5,800      POLAROID CORPORATION                        103               127              230
    100          22,800           22,900      XEROX CORPORATION                             6             1,297            1,303
                                                                                ------------------------------------------------
                                                                                          807             3,199            4,006
                                                                                ------------------------------------------------
        PRECIOUS METALS - 0.3%
    100          25,100           25,200      BARRICK GOLD CORP                             2               596              598
 15,100          15,800           30,900      BATTLE MOUNTAIN GOLD                        100               105              205
    100           9,800            9,900      ECHO BAY MINES LTD                            1                65               66
    100          10,300           10,400      HOMESTAKE MINING                              2               156              158
  6,700           6,943           13,643      NEWMONT MINING CORP                         260               269              529
    100          16,800           16,900      PLACER DOME INCORPORATED                      2               305              307
    100           9,240            9,340      SANTA FE PACIFIC GOLD                         2               152              154
                                                                                ------------------------------------------------
                                                                                          369             1,648            2,017
                                                                                ------------------------------------------------
        PRINTING & PUBLISHING - 1.3%
  5,000           5,300           10,300      AMERICAN GREETINGS CORP                     160               169              329
  5,500           5,800           11,300      DELUXE CORPORATION                          178               188              366
 10,100          10,600           20,700      DONNELLEY R R & SONS                        352               370              722

                 See accompanying notes to financial statements



                 Shares                                                                             Value
                 ------                                                                             -----
                                                                                  Optimized         Equity           Pro Forma
Optimized        Equity          Pro Forma                                          Stock           Index           Combined
  Stock           Index           Combined          Security                        (000)           (000)             (000)
  -----           -----           --------          --------                        -----           -----             -----

        PRINTING & PUBLISHING (CONTINUED)
  6,400           6,800           13,200      DOW JONES & CO INC                 $        260  $            276  $           536
 16,600           9,900           26,500      GANNETT COMPANY INC                       1,426               850            2,276
  2,200           2,200            4,400      JOHN HARLAND                                 52                52              104
  1,400           6,600            8,000      KNIGHT RIDDER                                56               263              319
  6,700           7,000           13,700      MCGRAW-HILL                                 343               358              701
  3,800           3,800            7,600      MEREDITH CORP                                88                88              176
  6,700           7,000           13,700      MOORE & ASSOCIATES LTD                      134               140              274
  6,600           6,800           13,400      NEW YORK TIMES CO CLASS A                   291               300              591
    100          39,900           40,000      TIME WARNER INC                               4             1,726            1,730
  6,700           6,900           13,600      TIMES MIRROR CO CLASS A                     366               377              743
  1,100           8,700            9,800      TRIBUNE CO                                   45               352              397
                                                                                ------------------------------------------------
                                                                                        3,755             5,509            9,264
                                                                                ------------------------------------------------
        PROFESSIONAL SERVICES - 0.2%
  8,600          12,000           20,600      COGNIZANT CORP                              250               350              600
 11,400          12,000           23,400      DUN & BRADSTREET CORP                       289               305              594
    100           3,300            3,400      E G & G INC                                   2                69               71
                                                                                ------------------------------------------------
                                                                                          541               724            1,265
                                                                                ------------------------------------------------
        RAILROADS - 0.9%
  3,800          10,708           14,508      BURLINGTON NORTHERN SANTA                   281               792            1,073
  5,009           4,882            9,891      CONRAIL INC                                 565               550            1,115
 16,900          15,200           32,100      CSX CORPORATION                             786               707            1,493
  4,000           8,800           12,800      NORFOLK & SOUTHERN CORP                     341               750            1,091
  9,800          17,200           27,000      UNION PAC CORP                              556               976            1,532
                                                                                ------------------------------------------------
                                                                                        2,529             3,775            6,304
                                                                                ------------------------------------------------
        REPAIR SERVICES - 0.0%
  1,900           5,800            7,700      RYDER SYSTEMS INC                            56               170              226
                                                                                ------------------------------------------------

        RETAIL - 5.4%
 17,100          17,700           34,800      ALBERTSONS, INC.                            581               602            1,183
  9,900          10,200           20,100      AMERICAN STORES CO NEW                      441               454              895
    100          10,500           10,600      AUTOZONE INC                                  2               236              238
    100           7,400            7,500      CHARMING SHOPPES INC                          1                40               41
    100           6,900            7,000      CIRCUIT CITY STORES INC                       3               230              233
 15,800          14,700           30,500      COSTCO COMPANIES INC.                       436               406              842
    100           7,400            7,500      CVS CORPORATION                               5               341              346
 10,600          11,100           21,700      DARDEN RESTAURANTS                           83                87              170
 29,000          15,200           44,200      DAYTON HUDSON CORP                        1,211               635            1,846
    400           8,000            8,400      DILLARD DEPT STORES CL A                     13               252              265
  3,600          14,600           18,200      FEDERATED DEPT STORES                       118               480              598
 26,300          19,900           46,200      GAP INC                                     881               667            1,548
  2,900           4,200            7,100      GIANT FOOD INC                               93               134              227
    100           2,700            2,800      GREAT ATLNTC & PACFC TEA                      3                69               72
  3,700           5,000            8,700      HARCOURT GENERAL INC.                       172               233              405
  8,700           9,150           17,850      HASBRO INC                                  238               250              488
 21,800          33,733           55,533      HOME DEPOT INC.                           1,166             1,805            2,971
 15,500          16,200           31,700      J. C. PENNEY COMPANY INC                    738               772            1,510
    100          34,000           34,100      K MART CORPORATION                            1               412              413
  8,000           8,900           16,900      KROGER CO                                   406               452              858
  3,200          18,992           22,192      LIMITED INC                                  59               349              408
  2,700           2,700            5,400      LONGS DRUG STORES CORP                       63                63              126
 11,800          12,100           23,900      LOWES COS INC.                              441               452              893
 18,200          19,081           37,281      MATTEL INC.                                 437               458              895
 11,000          17,700           28,700      MAY DEPT STORES                             501               805            1,306
 38,300          49,000           87,300      MCDONALD'S CORPORATION                    1,810             2,315            4,125
  1,700           2,600            4,300      MERCANTILE STORES INC                        79               121              200
    100           5,700            5,800      NORDSTROM INC                                 4               216              220
  8,200           4,400           12,600      PEP BOYS MANNY MOE & JACK                   246               132              378
 13,800           8,600           22,400      RITE AID CORP                               580               361              941

                 See accompanying notes to financial statements



                 Shares                                                                             Value
                 ------                                                                             -----
                                                                                  Optimized         Equity           Pro Forma
Optimized        Equity          Pro Forma                                          Stock           Index           Combined
  Stock           Index           Combined          Security                        (000)           (000)             (000)
  -----           -----           --------          --------                        -----           -----             -----

        RETAIL (CONTINUED)
 27,500          27,500           55,000      SEARS ROEBUCK & CO.                $      1,382  $          1,382  $         2,764
  5,300           5,500           10,800      TJX COMPANIES, INC.                         227               235              462
    100          19,300           19,400      TOYS R US                                     3               540              543
 55,300         161,100          216,400      WAL-MART STORES, INC.                     1,541             4,491            6,032
 16,600          17,300           33,900      WALGREEN                                    695               724            1,419
  8,800           9,100           17,900      WENDYS INTERNATIONAL                        182               188              370
 10,100          10,600           20,700      WINN DIXIE STORES INC.                      333               350              683
  9,000           9,400           18,400      WOOLWORTH CORPORATION                       210               220              430
                                                                                ------------------------------------------------
                                                                                       15,385            21,959           37,344
                                                                                ------------------------------------------------
        RUBBER & PLASTIC - 0.9%
  2,800           2,900            5,700      ARMSTRONG WORLD INDS INC                    181               188              369
    100           5,800            5,900      COOPER TIRE & RUBBER CO                       2               107              109
 15,200          10,900           26,100      GOODYEAR                                    794               570            1,364
  7,000           8,700           15,700      ILLNOIS TOOL WORKS                          571               710            1,281
 19,500          20,200           39,700      NIKE, INC. CLASS B                        1,209             1,252            2,461
 10,000          10,500           20,500      RUBBERMAID                                  249               261              510
                                                                                ------------------------------------------------
                                                                                        3,006             3,088            6,094
                                                                                ------------------------------------------------
        SEMI-CONDUCTORS/INSTRUMENTS - 2.8%
  9,300           9,600           18,900      ADVANCED MICRO DEVICES                      386               398              784
 14,700          15,452           30,152      AMP INCORPORATED                            505               531            1,036
 41,200          57,600           98,800      INTEL CORPORATION                         5,732             8,014           13,746
    100           9,000            9,100      LSI LOGIC CORP                                3               313              316
    100          14,700           14,800      MICRON TECHNOLOGY INC                         4               595              599
  4,200           9,700           13,900      NATL SEMICONDUCTOR CORP                     116               267              383
  9,700          15,300           25,000      ROCKWELL         K                          629               993            1,622
    100          13,300           13,400      TEXAS INSTRUMENTS                             7               996            1,003
                                                                                ------------------------------------------------
                                                                                        7,382            12,107           19,489
                                                                                ------------------------------------------------
        SPECIALTY MACHINERY - 0.2%
  7,300           7,628           14,928      COOPER INDUSTRIES                           317               331              648
    100          44,000           44,100      WESTINGHOUSE ELEC CORP                        2               781              783
                                                                                ------------------------------------------------
                                                                                          319             1,112            1,431
                                                                                ------------------------------------------------
        STEEL & STEEL WORKS - 0.8%
    100          15,900           16,000      ALCAN ALUMINUM LTD                            3               539              542
  5,300          12,222           17,522      ALLEGEGHENY TELEDYNE INC                    149               344              493
 10,300          12,200           22,500      ALUMINUM CO OF AMERICA                      700               830            1,530
    100           7,500            7,600      ARMCO INC                                     -                30               30
  2,900           3,000            5,900      ASARCO INC                                   82                84              166
    100           7,800            7,900      BETHLEHEM STEEL CORP                          1                64               65
  9,700          10,112           19,812      ENGELHARD CORP                              204               212              416
    100          11,800           11,900      INCO LTD                                      3               385              388
    100           3,400            3,500      INLAND STEEL INDUSTRIES                       2                66               68
    100           6,200            6,300      NUCOR CORP                                    5               284              289
  4,300           4,600            8,900      PHELPS DODGE CORP                           314               336              650
    100           4,500            4,600      REYNOLDS METALS CO.                           6               279              285
  5,700           5,900           11,600      USX-U S STEEL GROUP                         152               157              309
  6,100           6,350           12,450      WORTHINGTON INDS INC                        117               121              238
                                                                                ------------------------------------------------
                                                                                        1,738             3,731            5,469
                                                                                ------------------------------------------------
        TELEPHONES & TELCOMMUNICATION - 6.7%
    100          35,200           35,300      AIRTOUCH COMMUNICATIONS                       2               810              812
    100          13,300           13,400      ALLTEL CORP                                   3               432              435
 47,700          38,600           86,300      AMERITECH CORP                            2,934             2,374            5,308
 72,300         113,800          186,100      AT&T CORP.                                2,512             3,955            6,467
    100          30,800           30,900      BELL ATLANTIC CORP                            6             1,875            1,881
 37,700          69,800          107,500      BELL SOUTH                                1,593             2,949            4,542
    100          11,500           11,600      FRONTIER CORP                                 2               206              208
 11,600          67,600           79,200      GTE CORPORATION                             541             3,152            3,693
 47,100          44,675           91,775      LUCENT TECHNOLOGIES INC.                  2,485             2,357            4,842
 19,300          48,100           67,400      MCI TELECOMMUNICATIONS                      688             1,714            2,402
 26,900          30,900           57,800      NYNEX CORP                                1,227             1,410            2,637
 28,800          30,100           58,900      PACIFIC TELESIS GROUP                     1,087             1,136            2,223
 51,400          42,400           93,800      SBC COMMUNICATIONS INC                    2,705             2,231            4,936

                 See accompanying notes to financial statements



                 Shares                                                                             Value
                 ------                                                                             -----
                                                                                  Optimized         Equity           Pro Forma
Optimized        Equity          Pro Forma                                          Stock           Index           Combined
  Stock           Index           Combined          Security                        (000)           (000)             (000)
  -----           -----           --------          --------                        -----           -----             -----

        TELEPHONES & TELCOMMUNICATION (CONTINUED)
 28,800          30,200           59,000      SPRINT CORPORATION                 $      1,310  $          1,374  $         2,684
    100          33,600           33,700      U S WEST MEDIA GROUP                          2             1,142            1,144
    100          43,900           44,000      U.S. WEST INC                                 3               818              821
 14,000          61,200           75,200      WORLDCOM INC.                               308             1,346            1,654
                                                                                ------------------------------------------------
                                                                                       17,408            29,281           46,689
                                                                                ------------------------------------------------
        TRUCKING - 0.0%
    100           2,800            2,900      CALIBER SYSTEM, INC.                          3                74               77
                                                                                ------------------------------------------------
        WHOLESALE - 0.4%
    100           2,700            2,800      FLEMING COS INC                               2                47               49
  7,300           8,450           15,750      GENUINE PARTS COMPANY                       340               394              734
  3,600           3,700            7,300      GRAINGER WW INC                             266               274              540
  2,400           7,000            9,400      SIGMA ALDRICH COM                            74               216              290
  4,500           4,700            9,200      SUPER VALUE, INC.                           134               140              274
 12,000          12,600           24,600      SYSCO CORP                                  410               430              840
                                                                                ------------------------------------------------
                                                                                        1,226             1,501            2,727
                                                                                ------------------------------------------------

                                              TOTAL COMMON STOCKS                     267,914           406,792          674,706
                                                                                ------------------------------------------------
TREASURY BILL - 0.1%
      -         700,000           700,000      TREASURY BILL (5.08%)                        -               692              692
                                                                                ------------------------------------------------

RELATED PARTY MONEY MARKET FUNDS - 2.1%
      -      14,629,160        14,629,160      FIRST AM. PRIME OBLIGATION                   -            14,629           14,629
                                                                                ------------------------------------------------
REPURCHASE AGREEMENTS - 0.2%
1,546,488             -         1,546,488      MERRILL VARIABLE RATE NOTE               1,546                 -            1,546
                                                                                ------------------------------------------------

                                                      TOTAL INVESTMENTS (Cost
                                                      $217,224, $304,272, and
                                                      $521,496 respectively)     $    269,460  $        422,113  $       691,573
                                                                                ================================================


                 See accompanying notes to financial statements

                       First American Investment Funds, Inc
                          Intermediate Term Income Fund
                   Pro Forma Combining Schedule of Investments
                                     3/31/97
                                   (Unaudited)

                   Par/Shares                                                                                  Value
                   ----------                                                                                  -----
Intermediate      Intermediate     Pro Forma                                                    Intermediate Intermediate Pro Forma
     Bond         Term Income      Combined                                                          Bond    Term Income  Combined
    (000)            (000)           (000)                Security                Coupon Maturity     (000)      (000)      (000)
    -----            -----           -----                --------                ------ --------     -----      -----      -----
U.S. TREASURY OBLIGATIONS-62.0%      (Percentages represent pro forma value of investments compared to pro forma net assets)

    3,700                -          3,700        U.S. TREASURY NOTE               8.000  5/15/01    $ 3,868        -     $  3,868
    1,965                -          1,965        U.S. TREASURY NOTE               7.500 11/15/01      2,021        -        2,021
    7,747                -          7,747        U.S. TREASURY NOTE               6.375  1/15/99      7,747        -        7,747
    3,950           12,900         16,850        U.S. TREASURY NOTE               6.250  2/15/03      3,844     12,559     16,403
    2,500                -          2,500        U.S. TREASURY NOTE               5.875  2/15/04      2,365        -        2,365
    3,700                -          3,700        U.S. TREASURY NOTE               7.250  5/15/04      3,778        -        3,778
        -            6,250          6,250        U.S. TREASURY NOTE               7.250  8/15/04        -        6,377      6,377
    6,566                -          6,566        U.S. TREASURY NOTE               7.125  9/30/99      6,652        -        6,652
        -           20,875         20,875        U.S. TREASURY NOTE               7.500 10/31/99        -       21,322     21,322
    5,309                -          5,309        U.S. TREASURY NOTE               7.750 12/31/99      5,460        -        5,460
    3,500                -          3,500        U.S. TREASURY NOTE               7.500  2/15/05      3,621        -        3,621
    3,300                -          3,300        U.S. TREASURY NOTE               6.875  3/31/00      3,323        -        3,323
    4,000                -          4,000        U.S. TREASURY NOTE               6.125  5/15/98      3,999        -        3,999
    4,300                -          4,300        U.S. TREASURY NOTE               6.125  7/31/00      4,233        -        4,233
    4,450            8,410         12,860        U.S. TREASURY NOTE               6.500  8/15/05      4,326      8,177     12,503
        -            8,710          8,710        U.S. TREASURY NOTE               5.750  9/30/97        -        8,711      8,711
        -           31,750         31,750        U.S. TREASURY NOTE               6.375  3/31/01        -       31,360     31,360
    5,550                -          5,550        U.S. TREASURY NOTE               6.875  5/15/06      5,521        -        5,521
    7,100                -          7,100        U.S. TREASURY NOTE               6.625  7/31/01      7,066        -        7,066
    4,500           43,910         48,410        U.S. TREASURY NOTE               5.875 10/31/98      4,466     43,584     48,050
    4,000                -          4,000        U.S. TREASURY NOTE               6.250 10/31/01      3,919        -        3,919
                                                                                                  -------------------------------
                                                TOTAL U.S. TREASURY OBLIGATIONS                      76,209    132,090    208,299
                                                                                                  -------------------------------

U.S. GOVERNMENT AGENCY MORTGAGE-BACKED OBLIGATIONS-11.1%

        -            2,630          2,630        FHLMC                            8.000 10/15/20        -        2,660      2,660
    2,889                -          2,889        FHLMC                            7.000   6/1/10      2,849        -        2,849
        -            3,500          3,500        FHLMC                            6.000 11/15/08        -        3,221      3,221
    3,000                -          3,000        FHLMC                            6.780  3/15/99      2,900        -        2,900
    1,000                -          1,000        FHLMC                            7.120  3/27/06        973        -          973
    2,800                -          2,800        FNMA                             8.400 10/25/04      2,882        -        2,882
    1,000                -          1,000        FNMA                             8.500   2/1/05      1,039        -        1,039
    2,000                -          2,000        FNMA                             6.500  1/18/04      1,924        -        1,924
        -                -              -        FNMA                            14.750   3/1/12        -          -          -
    2,000                -          2,000        FNMA                             5.670  1/25/01      1,918        -        1,918
    2,500                -          2,500        FNMA                             6.960   4/2/07      2,490        -        2,490
    3,000                -          3,000        FNMA                             6.870  10/2/01      2,984        -        2,984
    2,000                -          2,000        FNMA                             6.810 11/21/06      1,917        -        1,917
    1,578                -          1,578        FNMA                             7.000   3/1/09      1,557        -        1,557
      621                -            621        FNMA                             7.000   3/1/09        612        -          612
    2,841                -          2,841        FNMA                             7.000   1/1/11      2,796        -        2,796
    2,773                -          2,773        FNMA                             7.500   9/1/10      2,776        -        2,776
    1,000                -          1,000        PRIV EXPORT                      5.750  4/30/98        994        -          994
      943                -            943        SLMA                             7.723  1/25/99        962        -          962
                                                                                                  -------------------------------
                                                 TOTAL U.S. GOVERNMENT AGENCY
                                                 MORTGAGE-BACKED OBLIGATIONS                         31,573      5,881     37,454
                                                                                                  -------------------------------
COLLATERALIZED MORTGAGE OBLIGATIONS-5.2%

    2,000                -          2,000        AMHPT                            6.700  3/15/27      1,983        -        1,983
    3,266                -          3,266        FHLMC REMIC                      7.000  7/15/26      3,274        -        3,274
    1,897                -          1,897        FHLMC REMIC                      7.000  5/15/03      1,901        -        1,901
    2,500                -          2,500        FNMA REMIC                       7.000  6/25/02      2,481        -        2,481
    1,603                -          1,603        FNMA REMIC                       6.000  9/25/08      1,508        -        1,508
    3,000                -          3,000        FNMA REMIC                       7.000  5/18/17      2,971        -        2,971
    3,473                -          3,473        GNMA REMIC                       7.500  4/20/03      3,516        -        3,516
                                                                                                  -------------------------------
                                                 TOTAL COLLATERALIZED MORTGAGE
                                                 OBLIGATIONS                                         17,634        -       17,634
                                                                                                  -------------------------------
OTHER MORTGAGE-BACKED OBLIGATIONS-0.7%

        -               60             60        DREXEL BURNHAM REMIC             9.000   8/1/18        -           61         61
        -            2,231          2,231        PRUDENTIAL HOME MORTGAGE         6.763  9/25/01        -        2,167      2,167
                                                                                                  -------------------------------
                                                 TOTAL OTHER MORTGAGE-BACKED
                                                 OBLIGATIONS                                            -        2,228      2,228
                                                                                                  -------------------------------


                   Par/Shares                                                                                  Value
                   ----------                                                                                  -----
Intermediate      Intermediate     Pro Forma                                                    Intermediate Intermediate Pro Forma
     Bond         Term Income      Combined                                                          Bond    Term Income  Combined
    (000)            (000)           (000)                Security                Coupon Maturity     (000)      (000)      (000)
    -----            -----           -----                --------                ------ --------     -----      -----      -----

ASSET-BACKED SECURITIES-2.5%

    1,500          -                1,500        EQUICREDIT                       7.350% 6/15/14   $ 1,499         -      $  1,499
    2,000          -                2,000        EQCC                             6.700  6/15/08     1,974         -         1,974
        -         19                   19        FLEET FIN REMIC                  8.900  1/16/06       -            20          20
    1,500          -                1,500        GE CAPITAL                       7.150 10/31/11     1,499         -         1,499
    1,500          -                1,500        OAKWOOD                          6.750  4/15/27     1,462         -         1,462
        -      2,000                2,000        ZALE FUNDING 144A                7.500  5/15/03       -         1,993       1,993
                                                                                                  --------------------------------
                                                 TOTAL ASSET-BACKED SECURITIES                       6,434       2,013       8,447
                                                                                                  --------------------------------

CORPORATE BONDS-13.2%
    1,000          -                1,000        ASSOC CORP NA                    6.000  3/15/00       976         -           976
    2,000          -                2,000        AT&T CAP                         6.570  1/21/00     1,983         -         1,983
    1,000          -                1,000        AUSTRALIA                        7.550  9/15/06     1,001         -         1,001
    1,000          -                1,000        BAKER HUGH                       7.620  2/15/99     1,016         -         1,016
      500          -                  500        BAYERISCHE                       7.370 12/14/02       504         -           504
    1,000          -                1,000        BAYERISCHE                       6.200   2/9/06       920         -           920
        -      2,800                2,800        BEAR STEARNS                     6.500  6/15/00       -         2,744       2,744
    1,000          -                1,000        CHRYSLER                         6.180 12/15/00       973         -           973
        -      3,075                3,075        CIGNA CORP.                      7.400  1/15/03       -         3,063       3,063
    1,057          -                1,057        CONSOLIDATED EDISON              6.370   4/1/03     1,011         -         1,011
    1,000          -                1,000        DAIMLER                          7.370  9/15/06       998         -           998
    1,000          -                1,000        DAYTON HUDSON                    6.800  10/1/01       980         -           980
    1,000          -                1,000        ENRON                            7.620  9/10/04     1,009         -         1,009
    1,000          -                1,000        FORD MOTOR                       5.750  1/25/01       955         -           955
    1,000          -                1,000        GE CAPITAL                       5.470  1/19/99       981         -           981
    1,000          -                1,000        GMAC                             7.250  5/15/03       996         -           996
    1,000          -                1,000        HOUSEHOLD INC                    7.250  5/15/06       984         -           984
    1,000          -                1,000        HYDRO-QUEBEC                     7.370   2/1/03     1,000         -         1,000
        -     3,155                 3,155        MET LIFE 144A                    6.300  11/1/03       -         2,974       2,974
    1,000          -                1,000        NATIONAL RURAL                   8.500  2/15/98     1,018         -         1,018
    1,000          -                1,000        NIPPON                           9.500  7/27/98     1,038         -         1,038
    1,000          -                1,000        NORWEST                          6.750  5/12/00       993         -           993
    1,000          -                1,000        OCCIDENTAL                       5.840  11/9/98       988         -           988
    1,000          -                1,000        PACIFIC GAS                      6.640   7/5/00       984         -           984
    1,000          -                1,000        PACIFICORP                       6.750   4/1/05       959         -           959
    1,000          -                1,000        PRICE/COSTCO                     7.120  6/15/05       971         -           971
    1,057          -                1,057        PUBLIC SVC                       7.620   2/1/00     1,073         -         1,073
    1,000          -                1,000        SAFECO                           7.870   4/1/05     1,014         -         1,014
    1,000          -                1,000        SEARS                            6.690  4/30/01       981         -           981
    1,000          -                1,000        SHELL OIL                        6.620   7/1/99       998         -           998
    1,000          -                1,000        ST PAUL COS                      9.370  6/15/97     1,007         -         1,007
    2,013          -                2,013        STANDARD                         7.870  7/23/00     2,049         -         2,049
    1,000          -                1,000        UNION OIL                        8.750  8/15/01     1,055         -         1,055
    1,000          -                1,000        US WEST                          6.460  12/2/02       963         -           963
    1,000          -                1,000        VF CORP                          7.600   4/1/04       990         -           990
    1,000          -                1,000        WALMART                          6.750  5/15/02       988         -           988
    1,000          -                1,000        WESTPAC                          9.120  8/15/01     1,070         -         1,070
                                                                                                  --------------------------------
                                                 TOTAL CORPORATE BONDS                              35,426       8,781      44,207
                                                                                                  --------------------------------

MUNICIPAL BONDS-0.6%

    2,000          -                2,000        CHELAN,WA                        6.560   6/1/00     1,978         -         1,978
                                                                                                  --------------------------------

RELATED PARTY MONEY MARKET FUND-1.6%

        -      5,358                5,358        FIRST AM. PRIME OBLIGATION                            -         5,358       5,358
                                                                                                  --------------------------------

REPURCHASE AGREEMENTS-2.8%

    9,559          -                9,559        MERRILL VARIABLE RATE NOTE                          9,559         -         9,559
                                                                                                  --------------------------------
                                                 TOTAL INVESTMENTS (Cost $181,410, $158,814
                                                 and $340,224, respectively)                     $ 178,813   $ 156,351   $ 335,164
                                                                                                 =================================

                 See accompanying notes to financial statements



                       First American Investment Funds, Inc
                                Fixed Income Fund
                   Pro Forma Combining Schedule of Investments
                                     3/31/97
                                   (Unaudited)

                 Par/Shares                                                                             Value
                 ----------                                                                             -----
        Diversified       Fixed        Pro Forma                                                   Diversified  Fixed     Pro Forma
           Bond           Income       Combined                                                       Bond      Income     Combined
           (000)          (000)          (000)            Security              Coupon    Maturity    (000)     (000)        (000)
           -----         -------         -----            --------               -----     -------    -----     ------    ---------
U.S TREASURY OBLIGATIONS-67.7%           (Percentages represent pro forma value of investments compared to pro forma net assets)

     3,450               -          3,450        U.S. TREASURY BOND               7.250%   5/15/16  $ 3,469          -  $    3,469
     5,000               -          5,000        U.S. TREASURY BOND               9.125    5/15/18    6,020          -       6,020
     9,000               -          9,000        U.S. TREASURY BOND               7.250    8/15/22    9,023          -       9,023
         -          83,230         83,230        U.S. TREASURY BOND               7.125    2/15/23        -     82,246      82,246
    10,800               -         10,800        U.S. TREASURY BOND               6.250    8/15/23    9,575          -       9,575
     7,000               -          7,000        U.S. TREASURY NOTE               7.250    5/15/16    7,038          -       7,038
     7,000               -          7,000        U.S. TREASURY NOTE               7.500   11/15/01    7,200          -       7,200
     8,100               -          8,100        U.S. TREASURY NOTE               7.500    5/15/02    8,353          -       8,353
     4,500               -          4,500        U.S. TREASURY NOTE               6.750    5/31/97    4,508          -       4,508
     8,300               -          8,300        U.S. TREASURY NOTE               6.375    8/15/02    8,152          -       8,152
     2,000               -          2,000        U.S. TREASURY NOTE               5.625    1/31/98    1,993          -       1,993
     8,000          42,365         50,365        U.S. TREASURY NOTE               6.250    2/15/03    7,788     41,241      49,029
     9,500               -          9,500        U.S. TREASURY NOTE               5.125   11/30/98    9,317          -       9,317
     8,500               -          8,500        U.S. TREASURY NOTE               6.500    4/30/99    8,509          -       8,509
         -          16,900         16,900        U.S. TREASURY NOTE               7.250    8/15/04        -     17,244      17,244
     8,350               -          8,350        U.S. TREASURY NOTE               7.125    9/30/99    8,461          -       8,461
         -          62,830         62,830        U.S. TREASURY NOTE               7.500   10/31/99        -     64,176      64,176
     5,250               -          5,250        U.S. TREASURY NOTE               7.500    2/15/05    5,432          -       5,432
     9,000               -          9,000        U.S. TREASURY NOTE               6.750    4/30/00    9,025          -       9,025
     9,000               -          9,000        U.S. TREASURY NOTE               6.125    7/31/00    8,860          -       8,860
         -          21,475         21,475        U.S. TREASURY NOTE               6.500    8/15/05        -     20,880      20,880
         -          40,570         40,570        U.S. TREASURY NOTE               5.750    9/30/97        -     40,575      40,575
     9,000               -          9,000        U.S. TREASURY NOTE               5.625    2/28/01    8,668          -       8,668
         -          86,215         86,215        U.S. TREASURY NOTE               6.375    3/31/01        -     85,155      85,155
     7,000               -          7,000        U.S. TREASURY NOTE               6.875    5/15/06    6,964          -       6,964
         -          92,870         92,870        U.S. TREASURY NOTE               5.875   10/31/98        -     92,180      92,180
                                                                                                   -------------------------------
                                                 TOTAL U.S. TREASURY OBLIGATIONS                    138,355    443,697     582,052
                                                                                                   -------------------------------

 U.S. GOVERNMENT AGENCY MORTGAGE-BACKED OBLIGATIONS-9.5%

     1,000               -          1,000        FFCB                             7.060    5/24/10      979          -         979
     4,209               -          4,209        FHLMC                            8.500     6/1/24    4,313          -       4,313
     2,830               -          2,830        FHLMC                            7.500     2/1/23    2,797          -       2,797
     2,072               -          2,072        FHLMC                            7.500    10/1/22    2,048          -       2,048
         -           1,275          1,275        FHLMC                            6.000   11/15/08        -      1,173       1,173
         -           5,439          5,439        FHLMC                            6.500   12/15/23        -      4,972       4,972
         -           7,103          7,103        FHLMC                            6.500    1/15/24        -      5,908       5,908
         -           5,046          5,046        FHLMC                            6.750   12/15/05        -      4,780       4,780
         -           7,133          7,133        FHLMC                            7.000    2/15/24        -      6,736       6,736
         -          13,994         13,994        FHLMC                            7.000    4/17/06        -     13,902      13,902
     1,000               -          1,000        FNMA                             7.050   11/12/02    1,006          -       1,006
     3,958               -          3,958        FNMA                             6.750   12/25/21    3,816          -       3,816
     2,000               -          2,000        FNMA                             6.440    6/21/05    1,908          -       1,908
     2,000               -          2,000        FNMA                             6.540    10/3/05    1,918          -       1,918
     2,796               -          2,796        FNMA                             6.500     2/1/09    2,709          -       2,709
     3,295               -          3,295        FNMA                             6.500     6/1/10    3,186          -       3,186
     2,489               -          2,489        FNMA                             7.500     4/1/26    2,444          -       2,444
     2,799               -          2,799        FNMA                             8.000     3/1/23    2,811          -       2,811
       435               -            435        FNMA                             7.500     5/1/26      428          -         428
       585               -            585        GNMA                             7.000    7/15/08      580          -         580
     3,628               -          3,628        GNMA                             7.000    7/15/23    3,480          -       3,480
     1,799               -          1,799        GNMA                             6.500    4/15/24    1,664          -       1,664
       164               -            164        GNMA                             7.000    5/15/08      163          -         163
       767               -            767        GNMA                             7.000    6/15/09      759          -         759
     4,430               -          4,430        GNMA                             8.500    3/15/22    4,534          -       4,534
       455               -            455        GNMA                             7.000   10/15/07      451          -         451
     1,873               -          1,873        GNMA                             7.000    8/15/23    1,786          -       1,786
       291               -            291        GNMA                             7.000   10/15/07      288          -         288
                                                                                                    ------------------------------
                                                 TOTAL U.S. GOVERNMENT
                                                 AGENCY MORTGAGE-BACKED                              44,068     37,471      81,539
                                                                                                    ------------------------------

 COLLATERALIZED MORTGAGE OBLIGATIONS-0.5%

     4,000               -          4,000        MIDLAND CMO                      7.635    8/25/28    4,008          -       4,008
                                                                                                    ------------------------------


                 Par/Shares                                                                             Value
                 ----------                                                                             -----
        Diversified       Fixed        Pro Forma                                                   Diversified   Fixed    Pro Forma
           Bond           Income       Combined                                                       Bond       Income    Combined
           (000)          (000)          (000)            Security               Coupon   Maturity    (000)      (000)      (000)
           -----         -------         -----            --------               ------   --------    -----      -----    ---------

 OTHER MORTGAGE-BACKED OBLIGATIONS-6.1%

         -           2,380          2,380        CWMBS INC. MTG. PASS             6.500%   4/25/24        -    $ 2,293  $    2,293
         -              84             84        COLLAT MORT CORP                 8.000    9/20/19        -         85          85
         -             524            524        DREXEL BURNHAM REMIC             9.000     8/1/18        -        534         534
         -           5,179          5,179        GE CAP MTG REMIC                 7.000    5/25/24        -      4,797       4,797
         -           7,000          7,000        GE CAP MTG REMIC                 7.000    5/25/94        -      6,707       6,707
         -           5,519          5,519        GE CAP MTS REMIC                 6.500    3/25/24        -      5,459       5,459
         -           3,146          3,146        GECMS                            8.300   11/25/24        -      3,160       3,160
     4,000               -          4,000        GREEN TREE                       6.900    6/15/05    3,924          -       3,924
         -           6,000          6,000        MERRILL LYNCH                    6.500    3/15/18        -      6,049       6,049
         -          10,329         10,329        J.P. MORGAN COM MTG              7.619    7/25/10        -     10,076      10,076
         -           5,859          5,859        PRUDENTIAL HOME MORT             6.763    9/25/01        -      5,693       5,693
         -             494            494        RESIDENTIAL FUNDNG               5.700   11/25/07        -        491         491
     3,000               -          3,000        WILSHIRE                         6.750    6/25/15    2,950          -       2,950
                                                                                                   -------------------------------
                                                 TOTAL OTHER MORTGAGE-
                                                 BACKED OBLIGATIONS                                   6,874     45,344      52,218
                                                                                                    ------------------------------
 ASSET-BACKED SECURITIES-1.2%

         -           6,500          6,500        CORESTATES HOME EQUITY           7.000   10/15/09        -      6,422       6,422
         -           4,100          4,100        ZALE FUNDING TR 144A             7.500    5/15/03        -      4,086       4,086
                                                                                                    ------------------------------
                                                 TOTAL ASSET-BACKED SECURITIES                            -     10,508      10,508
                                                                                                    ------------------------------
 CORPORATE OBLIGATIONS-9.6%

     1,250               -          1,250        AIRTOUCH COMMUN                  7.500    7/15/06    1,239          -       1,239
     1,000               -          1,000        ASSOC NA                         6.750    7/15/97    1,002          -       1,002
         -             150            150        BANK AMERICA TR                  8.375     5/1/07        -        152         152
         -          10,475         10,475        CIGNA CORP.                      7.400    1/15/03        -     10,436      10,436
     1,000               -          1,000        COMM. CRT                        6.375    9/15/02      965          -         965
     1,000               -          1,000        CONSOLIDATED EDISON              6.500     2/1/01      981          -         981
       976               -            976        CONRAIL                          6.760    5/25/15      943          -         943
     1,000               -          1,000        ENRON                            7.125    5/15/07      969          -         969
     1,000               -          1,000        FORD MOTOR                       5.750    1/25/01      955          -         955
     1,000               -          1,000        GE CAPITAL                       5.470    1/19/99      981          -         981
     1,000               -          1,000        GMAC                             7.000    9/15/02      990          -         990
         -          11,000         11,000        GENERAL MOTORS ACCEPT MTN        7.350    1/27/98        -     11,100      11,100
     1,000               -          1,000        J & J                            8.250    11/9/04    1,063          -       1,063
     2,981               -          2,981        LB COM COND                      7.416    6/25/06    2,972          -       2,972
         -          11,990         11,990        MET LIFE 144A                    6.300    11/1/03        -     11,301      11,301
     1,000               -          1,000        NORWEST FIN                      6.250   12/15/07      908          -         908
     1,000               -          1,000        OCCIDENTAL                       6.390    11/9/00      978          -         978
     1,000               -          1,000        PACIFIC GAS                      7.100     6/1/05      970          -         970
     1,000               -          1,000        PACIFICORP                       6.750     4/1/05      959          -         959
     1,000               -          1,000        PRICE/COSTCO                     7.125    6/15/05      971          -         971
     1,000               -          1,000        SAFECO                           7.875     4/1/05    1,014          -       1,014
         -          20,915         20,915        SANTANDER FINANCIAL              7.250    5/30/06        -     20,444      20,444
     2,000               -          2,000        SAXON ASST                       6.475   11/25/20    1,964          -       1,964
         -           5,000          5,000        TORCHMARK CORP.                  7.875    5/15/23        -      4,769       4,769
     1,000               -          1,000        VF CORP                          7.600     4/1/04      990          -         990
     1,000               -          1,000        WALMART                          6.750    5/15/02      988          -         988
     1,000               -          1,000        WESTPAC                          9.125    8/15/01    1,070          -       1,070
     1,000               -          1,000        WEYERHAUSER                      7.250     7/1/13      964          -         964
                                                                                                    ------------------------------
                                                 TOTAL CORPORATE OBLIGATIONS                         24,836     58,202      83,038
                                                                                                    ------------------------------
 MUNICIPAL BONDS-1.0%

     3,000               -          3,000        CHELAN, WA                       6.690     6/1/04    2,963          -       2,963
         -           5,780          5,780        MN TAXABLE SINGLE FAMILY         6.920     4/1/09        -      5,736       5,736
                                                                                                    ------------------------------
                                                 TOTAL MUNICIPAL BONDS                                2,963      5,736       8,699
                                                                                                    ------------------------------

 RELATED PARTY MONEY MARKET FUND-2.9%

         -          24,586         24,586        FIRST AM. PRIME OBLIGATION                               -     24,586      24,586
                                                                                                    ------------------------------
 REPURCHASE AGREEMENTS-0.4%

     3,088               -          3,088        MERRILL VARIABLE RATE NOTE                           3,088          -       3,088
                                                                                                    ------------------------------
                                                 TOTAL INVESTMENTS (Cost $229,506, $637,111
                                                 and $866,617, respectively)                       $224,192    625,544     849,736
                                                                                                   ===============================
                 See accompanying notes to financial statements


                      FIRST AMERICAN INVESTMENT FUNDS, INC.
                           PART C - OTHER INFORMATION

ITEM 15.  INDEMNIFICATION.

         The first four paragraphs of Item 27 of Part C of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A, dated November 27, 1987, are incorporated herein by reference.

         On February 18, 1988 the indemnification provisions of the Maryland General Corporation Law (the "Law") were amended to permit, among other things, corporations to indemnify directors and officers unless it is proved that the individual (1) acted in bad faith or with active and deliberate dishonesty, (2) actually received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, had reasonable cause to believe that his act or omission was unlawful. The Law was also amended to permit corporations to indemnify directors and officers for amounts paid in settlement of stockholders' derivative suits.

         The Registrant undertakes that no indemnification or advance will be made unless it is consistent with Sections 17(h) or 17(i) of the Investment Company Act of 1940, as now enacted or hereafter amended, and Securities and Exchange Commission rules, regulations, and releases (including, without limitation, Investment Company Act of 1940 Release No. 11330, September 2,
1980).

         Insofar as the indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

         The Registrant maintains officers' and directors' liability insurance providing coverage, with certain exceptions, for acts and omissions in the course of the covered persons' duties as officers and directors.

ITEM 16.  EXHIBITS.

        (1) Articles of Incorporation, as amended and supplemented through July 1997. (Incorporated by reference to Exhibit (1) to Post-Effective Amendment No. 30 to the Registrant's Registration Statement on Form N- 1A, File No. 33-16905.)

        (2) Bylaws, as amended through December 1995. (Incorporated by reference to Exhibit (2) to Post-Effective Amendment No. 30 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

        (3)     Not Applicable.

       *(4) Agreement and Plan of Reorganization, attached as Appendix III to the Prospectus/Proxy Statement included in Part A of this Registration Statement on Form N-14.

        (5)     Not Applicable.

        (6)     (a)     Investment Advisory Agreement dated April 2, 1991,
                        between Registrant and First Bank National Association, as amended and supplemented through August 1994.
                        (Incorporated by reference to Exhibit (5)(a) to Post-Effective Amendment No. 21 to the Registrant's
                        Registration Statement on Form N-1A, File No. 33-16905
                        (the "Post-Effective Amendment No. 21").)

                (b) Amendment No. 5 to Exhibit A to Investment Advisory Agreement. (Incorporated by reference to Exhibit (5)(b) to Post-Effective Amendment No. 24 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

                (c) Sub-Advisory Agreement relating to the International Fund between First Bank National Association and Marvin & Palmer Associates, Inc. (Incorporated by reference to Exhibit (5)(b) to the Post-Effective Amendment No. 21.)

                (d) Amendment No. 6 to Exhibit A to Investment Advisory Agreement. (Incorporated by reference to Exhibit (5)(d) to Post-Effective Amendment No. 27 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

        (7)     (a)     Distribution Agreement [Class A and Class C] dated
                        February 10, 1994 between Registrant and SEI Financial
                        Services Company. (Incorporated by reference to Exhibit
                        (6)(a) to the Post-Effective Amendment No. 21.)

                (b) Distribution and Service Agreement [Class B] dated August 1, 1994, as amended September 14, 1994 between Registrant and SEI Financial Services Company. (Incorporated by reference to Exhibit (6)(b) to the Post-Effective Amendment No. 21.)

                (c) Form of Dealer Agreement. (Incorporated by reference to Exhibit (6)(c) to the Post-Effective Amendment No. 21.)

        (8)     Not Applicable.

        (9)     (a)     Custodian Agreement dated September 20, 1993, between
                        Registrant and First Trust National Association, as supplemented through August 1994. (Incorporated by reference to Exhibit (8) to Post-Effective Amendment
                        No. 18 to the Registrant's Registration Statement on
                        Form N-1A, File No. 33-16905.)

                (b) Compensation Agreement dated as of June 1, 1995, pursuant to Custodian Agreement. (Incorporated by reference to Exhibit (8)(b) to Post-Effective Amendment No. 24 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

                (c) Compensation Agreement dated as of June 1, 1997, pursuant to Custodian Agreement. (Incorporated by reference to Exhibit (8)(c) to Post-Effective Amendment No. 27 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

        (10)    (a)     Form of Distribution Plan [Class A] shares.
                        (Incorporated by reference to Exhibit (15)(a) to the Post-Effective Amendment No. 21.)

                (b) Class B Distribution Plan. (Incorporated by reference to Exhibit (15)(b) to the Post-Effective Amendment No. 21.)

                (c) Service Plan [Class B]. (Incorporated by reference to Exhibit (15)(c) to the Post-Effective Amendment No. 21.)

                (d) Multiple Class Plan Pursuant to Rule 18f-3. (Incorporated by reference to Exhibit (18) to Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

       *(11) Opinion and Consent of Dorsey & Whitney LLP with respect to the legality of the securities being registered.

      **(12) Opinion and Consent of Dorsey & Whitney LLP with respect to tax matters.

        (13)    (a)     Administration Agreement dated as of January 1, 1995
                        between Registrant and SEI Financial Management
                        Corporation. (Incorporated by reference to Exhibit
                        (9)(a) to Post-Effective Amendment No. 23 to the
                        Registrant's Registration Statement on Form N-1A, File
                        No. 33- 16905.)

                (b) Transfer Agent Agreement dated as of March 31, 1994 between Registrant and Supervised Service Company, Inc. [superseded] (Incorporated by reference to Exhibit
                        (9)(a) to Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

                (c) Assignment Transfer Agency Agreement to DST Systems, Inc. [superseded] (Incorporated by reference to Exhibit
                        (9)(c) to Post- Effective Amendment No. 24 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

               *(d) Transfer Agency Agreement dated as of January 1, 1997, between Registrant and DST Systems, Inc.

       *(14)    (a)     Consent of KPMG Peat Marwick LLP.

                (b)     Consent of Deloitte & Touche LLP.

        (15)    Not Applicable.

       *(16)    Powers of Attorney of Directors signing the Registration
                Statement.

       *(17)   (a)     Rule 24f-2 Election of Registrant.


       *       (b)     Form of Proxy Card.

       *  Filed herewith.
       ** To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

    (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

    (3) The undersigned Registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of a ruling of the Internal Revenue Service supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion or ruling.

                                   SIGNATURES

    As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Oaks, Commonwealth of Pennsylvania, on the 8th day of August, 1997.

                                       FIRST AMERICAN INVESTMENT FUNDS, INC.

ATTEST: /s/ Stephen G. Meyer           By:/s/ Kathryn L. Stanton
            Stephen G. Meyer                  Kathryn L. Stanton, Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacity and on the dates indicated.

      SIGNATURE                    TITLE                   DATE

         *                        Director                  **
   Robert J. Dayton

         *                        Director                  **
   Andrew M. Hunter III

         *                        Director                  **
   Leonard W. Kedrowski

         *                        Director                  **
   Robert L. Spies

         *                        Director                  **
   Joseph D. Strauss

         *                        Director                  **
   Virginia L. Stringer

         *                        Director                  **
   Gae B. Veit

* By: /s/ Kathryn L. Stanton
      Kathryn L. Stanton
      Attorney in Fact


**  August 8, 1997